NioCorp
Critical Mineral Security

2024 Annual Report



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-41655

NioCorp Developments Ltd.

(Exact name of registrant as specified in its charter)

British Columbia, Canada
(State or other jurisdiction of incorporation or organization)

98-1262185
(I.R.S. Employer Identification No.)

7000 South Yosemite Street, Suite 115 Centennial, CO
(Address of principal executive offices)

80112
(Zip Code)

Registrant's telephone number, including area code: (720) 334-7066

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, without par value	NB	The Nasdaq Stock Market LLC
Warrants, each exercisable for 1.11829212 Common Shares	NIOBW	The Nasdaq Stock Market LLC

Securities registered pursuant to section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☒	Smaller Reporting Company	☒
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

At December 31, 2023, the aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates of the registrant was $100.6 million based on the closing sale price as reported on the Nasdaq Stock Market. There were 38,660,244 common shares outstanding on September 20, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Not applicable.

TABLE OF CONTENTS

Table of Contents

Select Mining Definitions

carbonatite	A type of intrusive or extrusive igneous rock defined by mineralogic composition consisting of greater than 50% carbonate minerals.
cut-off grade	The grade (i.e., the concentration of metal or mineral in rock) that determines the destination of the material during mining. For purposes of establishing "prospects of economic extraction," the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off grade include net smelter return, pay limit, and break-even stripping ratio.
deposit	A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves or ore, unless final legal, technical, and economic factors are resolved.
development stage issuer	An issuer that is engaged in the preparation of mineral reserves for extraction on at least one material property
development stage property	A property that has mineral reserves disclosed, pursuant to Regulation S-K 1300, but no material extraction
diamond drilling	A type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis
dysprosium or Dy	The element dysprosium (atomic number 66), a rare-earth element in the lanthanide series.
dysprosium oxide	The chemical compound composed of dysprosium and oxygen with the formula Dy_2O_3
economically viable	When used in the context of mineral reserve determination, means that the qualified person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the mineral reserve is economically viable under reasonable investment and market assumptions
feasibility study	A comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable modifying factors, as defined under S-K 1300, together with any other relevant operational factors, and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is economically viable. The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. (1) A feasibility study is more comprehensive, and with a higher degree of accuracy, than a pre-feasibility study. It must contain mining, infrastructure, and process designs completed with sufficient rigor to serve as the basis for an investment decision or to support project financing. (2) The confidence level in the results of a feasibility study is higher than the confidence level in the results of a pre-feasibility study. Terms such as *full*, *final*, *comprehensive*, *bankable*, or *definitive* feasibility study are equivalent to feasibility study.

ferroniobium or FeNb	An iron-niobium alloy, with a niobium content of 60-70%
indicated mineral resource	That part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.
inferred mineral resource	That part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.
LoM	Life of Mine, the period from the beginning of construction to the end of mine life
measured mineral resource	That part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.
mineral reserve	An estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.
mineral resource	A concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.
modifying factors	The factors that a qualified person must apply to indicated and measured mineral resources and then evaluate in order to establish the economic viability of mineral reserves. A qualified person must apply and evaluate modifying factors to convert measured and indicated mineral resources to proven and probable mineral reserves. These factors include, but are not restricted to: mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors.

The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.

niobium or Nb	The element niobium (atomic number 41), a transition metal primarily used in the production of high-strength, low-alloy steel
Nb_2O_5	Niobium pentoxide, a commercial form of refined niobium
neodymium oxide	The chemical compound composed of neodymium and oxygen with the formula Nd_2O_3
NSR	Net Smelter Return, the net revenue that the owner of a mining property receives from the sale of the mine's products less transportation and refining costs
praseodymium oxide	The chemical compound composed of praseodymium and oxygen with the formula Pr_2O_3
probable mineral reserve	The economically mineable part of an indicated and, in some cases, a measured mineral resource
production stage property	A property with material extraction of mineral reserves
proven mineral reserve	The economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource

qualified person — An individual who is:

(1) A mineral industry professional with at least five years of relevant experience in the type of mineralization and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and

(2) An eligible member or licensee in good standing of a recognized professional organization at the time the technical report is prepared. For an organization to be a recognized professional organization, it must:

(i) Be either:

(A) An organization recognized within the mining industry as a reputable professional association; or

(B) A board authorized by Unites States federal, state, or foreign statute to regulate professionals in the mining, geoscience, or related field;

(ii) Admit eligible members primarily on the basis of their academic qualifications and experience;

(iii) Establish and require compliance with professional standards of competence and ethics;

(iv) Require or encourage continuing professional development;

(v) Have and apply disciplinary powers, including the power to suspend or expel a member regardless of where the member practices or resides; and

(vi) Provide a public list of members in good standing.

rare earth elements, rare earths or REEs — A group of 15 elements referred to as the lanthanide series in the periodic table of elements. Scandium and yttrium, while not true REEs, are also included in this categorization because they exhibit similar properties to the lanthanides and are found in the same ore bodies. Individual mineral deposits may not contain all REEs in economically recoverable quantities.

rare earth products	Commercial rare earth products currently being examined for production by the Company, including neodymium-praseodymium oxide (sometimes referred to as didymium oxide), dysprosium oxide, and terbium oxide. These are the primary rare earths compounds used to manufacture the world's most powerful permanent magnets.
relevant experience	For purposes of determining whether a party is a qualified person, that the party has experience in the specific type of activity that the person is undertaking on behalf of the registrant. If the qualified person is preparing or supervising the preparation of a technical report concerning exploration results, the relevant experience must be in exploration. If the qualified person is estimating, or supervising the estimation of mineral resources, the relevant experience must be in the estimation, assessment and evaluation of mineral resources and associated technical and economic factors likely to influence the prospect of economic extraction. If the qualified person is estimating, or supervising the estimation of mineral reserves, the relevant experience must be in engineering and other disciplines required for the estimation, assessment, evaluation, and economic extraction of mineral reserves.

(1) Relevant experience also means, for purposes of determining whether a party is a qualified person, that the party has experience evaluating the specific type of mineral deposit under consideration (e.g., coal, metal, base metal, industrial mineral, or mineral brine). The type of experience necessary to qualify as relevant is a facts and circumstances determination. For example, experience in a high-nugget, vein-type mineralization such as tin or tungsten would likely be relevant experience for estimating mineral resources for vein-gold mineralization, whereas experience in a low grade disseminated gold deposit likely would not be relevant.

Note 1 to Paragraph (1) of the Definition of Relevant Experience: It is not always necessary for a person to have five years' experience in each and every type of deposit in order to be an eligible qualified person if that person has relevant experience in similar deposit types. For example, a person with 20 years' experience in estimating mineral resources for a variety of metalliferous hard-rock deposit types may not require as much as five years of specific experience in porphyry-copper deposits to act as a qualified person. Relevant experience in the other deposit types could count towards the experience in relation to porphyry-copper deposits.

(2) For a qualified person providing a technical report for exploration results or mineral resource estimates, relevant experience also requires, in addition to experience in the type of mineralization, sufficient experience with the sampling and analytical techniques, as well as extraction and processing techniques, relevant to the mineral deposit under consideration. Sufficient experience means that level of experience necessary to be able to identify, with substantial confidence, problems that could affect the reliability of data and issues associated with processing.

(3) For a qualified person applying the modifying factors, as defined by this section, to convert mineral resources to mineral reserves, relevant experience also requires:

(i) Sufficient knowledge and experience in the application of these factors to the mineral deposit under consideration; and

(ii) Experience with the geology, geostatistics, mining, extraction, and processing that is applicable to the type of mineral and mining under consideration.

S-K 1300	Subpart 1300 of Regulation S-K promulgated by the SEC
S-K 1300 Elk Creek Technical Report Summary	A technical report summary for the Elk Creek Project that conforms to S-K 1300 reporting standards, with an effective date of June 30, 2022, originally filed as Exhibit

96.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2022, and incorporated by reference into this Annual Report on Form 10-K

scandium or Sc   The element scandium (atomic number 21), a transition metal used as an alloying agent with aluminum that provides high strength and lower weight for aerospace industry components and other applications that need lightweight metals. It also is used in the electrolyte layer of solid oxide fuel cells.

Sc_2O_3   Scandium trioxide, the primary form of refined scandium

terbium oxide   The chemical compound composed of terbium and oxygen with the formula Tb_2O_3

titanium or Ti   The element titanium (atomic number 22), a transition metal which in its oxide form is a common pigment in paper, paint, and plastic. In its metallic form, titanium is used in aerospace applications, armor, chemical processing applications, marine hardware applications, medical implants, power generation, and in sporting goods.

TiO_2   Titanium dioxide, a commercial form of refined titanium

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.4047
Feet ("ft")	Meters ("m")	0.3048
Miles	Kilometers ("km")	1.6093
Tons	Tonnes ("t")	0.9072

1 mile = 1.6093 kilometers
1 acre = 0.4047 hectares
2,204.62 pounds = 1 metric tonne = 1 tonne
2000 pounds (1 short ton) = 0.9072 tonnes

Mineral Reserves and Resources

Information concerning our mining property in this Annual Report on Form 10-K has been prepared in accordance with the requirements of S-K 1300, which first became applicable to us for the fiscal year ended June 30, 2022. All mineral resource and mineral reserve estimates included in this Annual Report on Form 10-K have been prepared in accordance with S-K 1300. Previously, we prepared our estimates of mineral resources and mineral reserves following only National Instrument 43-101 of the Canadian Securities Administrators entitled "Standards of Disclosure for Mineral Projects" ("NI 43-101") and the Canadian Institute of Mining and Metallurgy ("CIM") "Definition Standards – For Mineral Resources and Mineral Reserves, May 10, 2014." The CIM-compliant NI 43-101 technical report (the "NI 43-101 Elk Creek Technical Report") for the Company's niobium, scandium, and titanium project (the "Elk Creek Project") and S-K 1300 Elk Creek Technical Report Summary, filed as Exhibit 96.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2022 and incorporated by reference into this Annual Report on Form 10-K, are based on a feasibility study prepared by qualified persons (the "2022 Elk Creek Feasibility Study") and are substantively identical to one another except for internal references to the regulations under which the report is made, and certain organizational differences. In addition, S-K 1300 requires us to disclose our mineral resources, in addition to our mineral reserves, as of the end of our most recently completed fiscal year. You are cautioned that mineral resources are subject to further exploration and development and are subject to additional risks and no assurance can be given that they will eventually convert to future reserves. Inferred resources, in particular, have a great amount of uncertainty as to their existence and their economic and legal feasibility. Investors are cautioned not to assume that any part or all of the inferred resource exists or is economically or legally mineable. See Item 1A., Risk Factors.

Currency and Exchange Rates

All dollar amounts in this Annual Report on Form 10-K are expressed in United States ("U.S.") dollars unless otherwise indicated. The Company's accounts are maintained in U.S. dollars and the Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Some of the Company's significant agreements, as well as certain vendors, use Canadian dollars. As used herein, "C$" represents Canadian dollars.

The following table sets forth the rate of exchange for the Canadian dollar, expressed in U.S. dollars in effect at the end of the periods indicated, the average of exchange rates in effect during such periods, and the high and low exchange rates during such periods based on the daily rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

	Fiscal Year Ended June 30,	
	2024	2023
Canadian Dollars to U.S. Dollars		
Rate at end of period	0.7306	0.7553
Average rate for period	0.7380	0.7467
High for period	0.7617	0.7841
Low for period	0.7207	0.7217

Risk Factors Summary

Investing in our Common Shares (as defined herein) involves numerous risks and uncertainties, as more fully described below. You should read these risks before you invest in our Common Shares. In particular, risks associated with our business include, but are not limited to, the following:

Risks Related to Our Business
- Our ability to operate as a going concern is in doubt.
- We will require significant additional capital to fund our business plan.
- We have a limited operating history on which to base an evaluation of our business and prospects.
- We have a history of losses and expect to continue to incur losses in the future.
- The Company may not realize all or any of the anticipated benefits expected as a result of the 2023 Transactions (as defined herein).
- We may not recognize the full value of the Yorkville Equity Facility Financing Agreement (as defined herein) and may not receive any proceeds from the exercise of the NioCorp Assumed Warrants (as defined herein), the April 2024 Warrants (as defined herein) and our other outstanding Common Share purchase warrants ("Warrants"), and the potential adverse effect on the prevailing market prices for our Common Shares as a result of sales, or the perception of future sales, of Common Shares could adversely affect our ability to raise additional capital.
- The Company has identified material weaknesses in its internal control over financial reporting. If not remediated, the Company's failure to establish and maintain effective disclosure controls and procedures and internal control over financial reporting could result in material misstatements in its financial statements and a failure to meet its reporting and financial obligations, each of which could have a material adverse effect on the Company's financial condition and the trading price of the Common Shares.

Risks Related to Mining and Development
- We face numerous uncertainties in estimating our mineral reserves and resources and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs and decreased profitability.
- The nature of mineral exploration and production activities involves a high degree of risk and the possibility of uninsured losses.
- We have no history of producing commercial products from our current mining properties and there can be no assurance that we will successfully establish mining operations or profitably produce minerals.

- Any material changes in mineral resource/reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property's return on capital.
- Our properties and operations may be subject to litigation or other claims.
- We do not currently insure against all the risks and hazards of mineral exploration, development, and mining operations.

Risks Related to Government Regulation
- We may not be able to obtain or renew all required permits and licenses to place any of our properties into production.
- We are subject to significant governmental regulations that affect our operations and costs of conducting our business.
- Land reclamation requirements for our properties may be burdensome and expensive.

Risks Related to Our Debt
- The level of our indebtedness from time to time could impair our ability to obtain additional financing.
- We may not have the ability to service our debt, including, without limitation, to pay the installments on the April 2024 Notes (as defined herein).

Risks Related to the Common Shares
- Future sales, or the perception of future sales, of Common Shares by existing shareholders or by us, or future dilutive issuances of Common Shares by us, could adversely affect prevailing market prices for the Common Shares and cause investors to suffer dilution in their net book value per Common Share.
- We are subject to the continued listing criteria of the Nasdaq Stock Market LLC ("Nasdaq") and our failure to satisfy these criteria may result in delisting of the Common Shares.

PART I

ITEM 1.   BUSINESS

Introduction

NioCorp Developments Ltd. ("NioCorp," "we," "us," "our," or the "Company") was incorporated under the laws of the Province of British Columbia under the Business Corporations Act (British Columbia) on February 27, 1987, under the name "IPC International Prospector Corp." On May 22, 1991, we changed our name to "Kingston Resources Ltd." On June 29, 2001, we changed our name to "Butler Developments Corp." On February 12, 2009, we changed our name to "Butler Resource Corp." On March 4, 2010, we changed our name to "Quantum Rare Earth Developments Corp." On March 4, 2013, we changed our name to "NioCorp Developments Ltd."

NioCorp is an SEC (as defined herein) reporting company, and we are also a Canadian reporting issuer in British Columbia, Alberta, Saskatchewan, Ontario, and New Brunswick. Our registered and records office is located at 1133 Melville Street, Suite 3500, Vancouver, British Columbia V6E 4E5 (ATTN: Blake, Cassels & Graydon LLP). Our principal executive office is located at 7000 South Yosemite Street, Suite 115, Centennial, Colorado 80112.

Historical Development of the Business

The acquisition of the carbonatite property located in Southeast Nebraska, USA (the "Elk Creek Property") was closed in December 2010 and involved the purchase by NioCorp of all of the issued and outstanding common shares of a private British Columbia company, which in turn held 100% of the issued and outstanding shares of Elk Creek Resources Corp., a Nebraska corporation ("Old ECRC").

The Company commenced a field exploration program in 2011, which included verification of previous work that was completed on the Elk Creek Property in the 1970s and 1980s, re-assaying of historic drill core, an airborne geophysical survey and the completion of five new diamond drillholes. The available data for the Elk Creek Property was compiled into an updated NI 43-101 resource estimate for the Elk Creek Project, which was issued in April 2012. Additional drilling and NI 43-101 technical reports, including resource updates and preliminary economic assessments, were completed and issued by the Company in 2014 and 2015.

During fiscal years 2016 and 2017, the Company focused on feasibility study development, and on June 30, 2017, we announced the completion of a NI 43-101 technical report for the Elk Creek Project (the "2017 NI 43-101 Elk Creek Technical Report"). In connection with a review by the Ontario Securities and Exchange Commission, on December 15, 2017, the Company filed a revised 2017 NI 43-101 Elk Creek Technical Report. This revised report contained no changes to any previously reported numbers or forecasted economic returns of the Elk Creek Project from those contained in the originally filed 2017 NI 43-101 Elk Creek Technical Report.

During fiscal year 2019, we received a new mine design based on detailed underground engineering conducted by The Nordmin Group of Companies ("Nordmin") along with an updated mineral resource and mineral reserve. On April 16, 2019, we announced the results of the updated underground mine design and supporting infrastructure, the results of an update to the Elk Creek Project, and the filing of an NI 43-101 technical report for the Elk Creek Project based on the new mine design. During fiscal year 2020, the Company focused efforts on advancing detailed engineering of the surface and underground facilities and negotiating the follow-on contracts associated with the planned construction of the surface and underground features of the project, as well as obtaining a State of Nebraska permit which describes all the prospective air emissions from the facility (the "Air Permit"). The Air Permit required the completion of an air quality model that demonstrates compliance with the U.S. National Ambient Air Quality Standards limits on atmospheric concentration of six pollutants that cause smog, acid rain, and other health hazards, as established by the EPA ("NAAQS"). The final Air Permit was issued by the State of Nebraska on June 2, 2020, for the Elk Creek Project.

During fiscal year 2021, we obtained funding which allowed us to purchase land and mineral rights at the Elk Creek Property and continue early project execution activities. With the acquisition of the land and mineral rights, the Company now owns the surface land on which the Elk Creek Project's mine infrastructure and supporting operations will be located once sufficient project financing is obtained, along with ownership of the mineral rights to more than 90% of the Elk Creek Project's mineral resources and mineral reserves.

During fiscal year 2022, we focused efforts towards refining our Elk Creek Project mineral resource and mineral reserve estimates with respect to REEs. This work included additional assays of historical drill core to fill data gaps in the existing resource database and re-modeling. Based on this re-interpretation of the geologic data, an update to the mine plan was also completed. Based on this work, we issued the 2022 NI 43-101 Elk Creek Technical Report on June 28, 2022, and filed the S-K 1300 Elk Creek Technical Report Summary as an exhibit to our Annual Report on Form 10-K for the year ended June 30, 2022.

During fiscal year 2022, we also advanced our efforts to optimize our process design to contemplate the recovery and production of REEs, including completion of bench and pilot scale testing on elements of the current metallurgical flowsheet. This work illustrated that NioCorp could recover and produce high purity, fully separated magnetic rare earth oxide products, specifically neodymium-praseodymium oxide, dysprosium oxide, and terbium oxide in addition to the niobium, scandium, and titanium products already planned for production by the Company, once project financing is secured and additional work has been completed on the technical and economic feasibility of potentially adding REEs to the Elk Creek Project's existing planned product suite. Following the success of this testing, the Company advanced the construction of a demonstration-scale processing plant located in Trois-Rivieres, Quebec built by the Company and L3 Process Development ("L3") and operated by L3 (the "Demonstration Plant").

During fiscal year 2023, we completed the 2023 Transactions and construction and operated the Demonstration Plant. The Demonstration Plant results showed higher recoveries for our primary niobium product, higher recoveries and a higher value titanium product in the form of titanium tetrachloride, and a high recovery rate for the three planned rare earth oxides of consequence: neodymium/praseodymium oxide, dysprosium oxide and terbium oxide. In addition, we completed initial site preparation work at the Elk Creek Project, which consisted of tree and brush clearing. A geotechnical investigation at the Elk Creek Project site was also completed, which involved excavated test pits, geotechnical borings and the installation of shallow groundwater piezometers. The geotechnical program generated valuable data for the firms that are working on the detailed design of the facilities and infrastructure associated with the Elk Creek Project.

During February 2024, we completed operations at the Demonstration Plant. In addition to establishing, at demonstration-scale, metallurgical recoveries for potential rare earth products from an improved flowsheet, the Demonstration Plant also established improved recoveries and higher purities for the Company's planned niobium and titanium products. In addition, the Company retained a mine engineering consultant in February 2024 to evaluate, at a scoping level, the costs and benefits of electrifying the mine and accessing it via ramps instead of vertical shafts along with using Railveyor technology in one of the ramps to move ore and waste rock to surface. The evaluation did not include the detailed examination of geotechnical or hydrogeologic issues. The findings of the evaluation indicated a potential savings in upfront capital cost, a shorter schedule to get the mine to full production, and potential operating cost savings. The Company plans a more detailed evaluation of this option for the design of the underground mine as part of a future technical report for the Elk Creek Project. Information regarding the Elk Creek Project is discussed below under Item 2., "Properties."

The 2023 Transactions

On March 17, 2023 (the "Closing Date"), the Company closed a series of transactions (the "GXII Transaction") pursuant to the Business Combination Agreement, dated as of September 25, 2022 (the "Business Combination Agreement"), by and among the Company, GX Acquisition Corp. II, a Delaware corporation ("GXII"), and Big Red Merger Sub Ltd., a Delaware corporation and a direct, wholly owned subsidiary of the Company ("Merger Sub"). Pursuant to the Business Combination Agreement, the GXII Transaction was accounted for as an equity raise transaction in accordance with U.S. GAAP. At the closing of the GXII Transaction (the "Closing"), the following transactions occurred:

- As a result of a series of transactions, including, without limitation, the mergers of Merger Sub and Old ECRC with and into GXII, with GXII surviving such mergers, GXII became an indirect, majority-owned subsidiary of NioCorp and changed its name to "Elk Creek Resources Corp", which we refer to as "ECRC".
- As the parent company of the merged entity, NioCorp issued 1,753,821 post-Reverse Stock Split (as defined below) common shares of the Company (the "Common Shares") in exchange for all of the Class A shares of GXII issued and outstanding immediately prior to the Closing, including 83,770 Common Shares issued to BTIG, LLC in exchange for Class A shares of GXII that it received as partial payment for advisory services.

- All of the Class B shares of GXII issued and outstanding immediately prior to the Closing (after giving effect to the surrender of certain Class B shares of GXII in accordance with the Sponsor Support Agreement, dated September 25, 2022 (the "Sponsor Support Agreement"), among GX Sponsor II LLC (the "Sponsor"), GXII, the Company, and the other persons party thereto, were converted into 7,957,404 shares of Class B common stock of GXII (now known as ECRC) as the surviving entity of the mergers that occurred on the Closing Date as part of the GXII Transaction. Pursuant to the Business Combination Agreement, the Sponsor Support Agreement and the Exchange Agreement, dated as of March 17, 2023 (as amended, supplemented or otherwise modified, the "Exchange Agreement"), by and among NioCorp, ECRC and the Sponsor, after the Closing, the shares of Class B common stock of ECRC are exchangeable into Common Shares on a one-for-one basis, subject to certain equitable adjustments, under certain conditions. Of the issued and outstanding shares of Class B common stock of ECRC, 4,565,808 shares (the "Vested Shares") were vested as of the Closing Date and are exchangeable at any time, and from time to time, until the tenth anniversary of the Closing Date (the "Ten-Year Anniversary") and 3,391,596 shares (the "Earnout Shares") are exchangeable until the Ten-Year Anniversary, subject to certain vesting conditions. See Note 10 to the consolidated financial statements included in Part II, Item 8 hereof for additional information regarding the Class B common stock of ECRC.
- NioCorp assumed GXII's obligations under the agreement governing the GXII share purchase warrants (the "GXII Warrants") and issued an aggregate of 15,666,626 warrants (the "NioCorp Assumed Warrants") to purchase up to an aggregate of 17,519,864 Common Shares. The NioCorp Assumed Warrants issued at the Closing consisted of (a) 9,999,959 public NioCorp Assumed Warrants (the "Public Warrants") that were issued in respect of the GXII Warrants that were publicly traded prior to the Closing and (b) 5,666,667 NioCorp Assumed Warrants (the "Private Warrants") that were issued to the Sponsor in respect of the GXII Warrants that it held prior to the Closing, which NioCorp Assumed Warrants were subsequently distributed by the Sponsor to its members in connection with the Closing. See Note 11b to the consolidated financial statements included in Part II, Item 8 hereof for additional information regarding the NioCorp Assumed Warrants.

On the Closing Date, the Company also effected a reverse stock split (the "Reverse Stock Split") based on one (1) post-Reverse Stock Split Common Share for every ten (10) pre-Reverse Stock Split Common Shares issued and outstanding effectuated by the Company on the Closing Date. Any fractional shares resulting from the Reverse Stock Split were rounded down to the nearest whole Common Share.

As part of the GXII Transaction, on January 26, 2023, the Company entered into definitive agreements with respect to two separate financing packages with YA II PN, Ltd., an investment fund managed by Yorkville Advisors Global, LP ("Yorkville"), including:

- A Securities Purchase Agreement, dated January 26, 2023 (as amended, the "Yorkville Convertible Debt Financing Agreement"), between the Company and Yorkville, under which the Company issued to Yorkville unsecured convertible debentures in the original aggregate principal amount of $16.0 million (the "Convertible Debentures") and Common Share purchase warrants, exercisable for up to 1,789,267 Common Shares for cash or, if at any time there is no effective registration statement registering, or no current prospectus available for, the resale of the underlying Common Shares, on a cashless basis, at the option of the holder, at a price per Common Share of approximately $8.9422, subject to adjustment to give effect to any stock dividend, stock split, reverse stock split or similar transaction (the "Financing Warrants"), on the Closing Date, for gross proceeds of $15.36 million (the "Yorkville Convertible Debt Facility Financing"); and
- A Standby Equity Purchase Agreement, dated January 26, 2023 (the "Yorkville Equity Facility Financing Agreement"), between the Company and Yorkville, under which Yorkville agreed to purchase up to $65.0 million of Common Shares over a three-year period, at NioCorp's direction and subject to certain restrictions (the "Yorkville Equity Facility Financing").

These financing packages are further discussed below under "*Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Financing Activities.*"

The transactions contemplated by the Business Combination Agreement, including the GXII Transaction, the Yorkville Convertible Debt Facility Financing, the Yorkville Equity Facility Financing, and the Reverse Stock Split are referred to, collectively, as the "2023 Transactions."

The number of Common Shares issued and outstanding immediately following the consummation of the 2023 Transactions were as follows:

	Common Shares	Percentage
Legacy NioCorp Shareholders	28,246,621	93.90%
Former GXII Class A Shareholders[1]	1,753,821	5.83%
Other[2]	81,213	0.27%
Total Common Shares Outstanding Upon Completion of 2023 Transactions	30,081,655	100%

(1) Includes 83,770 Common Shares issued to BTIG, LLC in exchange for Class A shares of GXII that it received as partial payment for advisory services.

(2) Represents Commitment Shares (as defined below) issued under the Yorkville Equity Facility Financing Agreement.

After consideration of GXII expenses incurred in connection with the 2023 Transactions, the Company acquired net cash of approximately $2.2 million and assumed net liabilities of approximately $0.4 million. We also assumed Private Warrant liabilities and the Earnout Shares liability, which were initially recorded at their non-cash fair market value of approximately $3.0 million and approximately $13.2 million, respectively. The Company incurred expenses related to the 2023 Transactions of approximately $6.8 million, all of which were recorded as other operating expenses.

In addition, in connection with the 2023 Transactions, the Common Shares and the NioCorp Assumed Warrants were listed for trading on Nasdaq. The Common Shares and the NioCorp Assumed Warrants began trading on the Nasdaq Global Market and the Nasdaq Capital Market, respectively, on March 21, 2023, under the symbols "NB" and "NIOBW," respectively. The Common Shares continued to trade on the Toronto Stock Exchange (the "TSX") under the symbol "NB," and began trading on the Nasdaq on a post-Reverse Stock Split basis on March 21, 2023. The Common Shares ceased being quoted on the U.S. over the counter markets in connection with the commencement of trading on the Nasdaq Global Market, and the Company voluntarily delisted from the TSX effective as of close of markets on May 3, 2024.

Corporate Structure

The Company's business operations are conducted primarily through ECRC (as defined below). The table below provides an overview of the Company's current subsidiaries and their activities.

Name	State/Province of Formation	Ownership	Business
0896800 B.C. Ltd. ("0896800")	British Columbia	100%	The only business of 0896800 is to hold the shares of Class A common stock of ECRC
Elk Creek Resources Corp. ("ECRC")	Delaware	79.7%[1]	The business of ECRC is the development of the Elk Creek Project
NioCorp Technologies Limited	United Kingdom	100%	The business of NioCorp Technologies Limited is the research and development of aluminum-scandium alloys and other business opportunities

(1) Represents 100% of Class A common stock owned by 0896800, and 4,282,116 Vested Shares and 3,391,596 Earnout Shares (each as defined below) held by third parties, and outstanding as of June 30, 2024.

Recent Corporate Events

In May 2023, we announced an aluminum-scandium ("Al-Sc") master alloy initiative (the "Al-Sc master alloy initiative"), in partnership with Boston-based Nanoscale Powders LLC ("Nanoscale"). Al-Sc master alloy, which generally contains 2% by weight scandium, is used to introduce scandium into aluminum for the purpose of producing various Al-Sc alloys, which generally contain a fraction of a percent scandium by weight. These alloys help to reduce weight, increase strength and corrosion resistance, and make the material weldable in automotive and mass transit, aerospace, defense, space, and other systems. Two of the three planned 1-kilogram ingots were manufactured at a contract metallurgical facility operated by Creative Engineers in the quarter ended December 31, 2023. The third ingot was manufactured in the quarter ended March 31, 2024. These trials were successful in producing an Al-Sc master alloy. The technology is sensitive to the purity of the starting materials and requires isolation from oxygen and moisture while manufacturing is conducted. The Company is also evaluating other pathways for the manufacture of Al-Sc master alloy.

On August 14, 2023, the Company announced the production of scandium metal at pilot-scale at a facility owned and operated by Creative Engineers in New Freedom, Pennsylvania. The production of scandium metal represented the first phase in the Al-Sc master alloy initiative. Subsequently, on October 18, 2023, the Company announced the successful pilot-scale production of a 1-kilogram ingot of Al-Sc alloy at the Creative Engineers facility.

On January 30, 2024, we announced that the Company entered into an agreement with London-based Brunel University London, a leading research university focused on the application of cast aluminum alloys globally, The Company is sponsoring a PhD student who is evaluating the properties of a number of common aluminum alloys with Sc added and is participating in a consortium focused on lightweighting vehicles using recycled aluminum by using scandium.

As previously disclosed, on March 6, 2023, the Company announced the receipt of a Letter of Interest from the Export-Import Bank of the United States ("EXIM") for potential debt financing, with an initial indication of interest of up to $800 million, through EXIM's "Make More In America" initiative to fund a portion of the project costs of the Elk Creek Project (the "EXIM Financing").

NioCorp submitted a formal application to EXIM for a loan under EXIM's "Make More in America" initiative on June 6, 2023. The Company was informed that its application received approval by the first of three reviews by the EXIM Transaction Review Committee on October 2, 2023. EXIM deployed additional resources to the processing of the Company's application during the quarter ended December 31, 2023, and has retained financial and legal consultants to support EXIM's due diligence on the Elk Creek Project. On April 15, 2024, the Company received a Preliminary Project Letter (the "PPL") from EXIM. The PPL is a summary of EXIM's initial due diligence findings and also includes a preliminary Indicative Term Sheet. The PPL identified additional project activities to be undertaken by the Company in conjunction with the EXIM evaluation process. These include an updated mine plan and updated Elk Creek Project capital costs on a final or close-to-final basis reflecting updated process flows.

Management is working with EXIM to continue to advance the project through the next stages of EXIM's due diligence and loan application process. We are currently unable to estimate how long the application process, including the additional project activities identified in the PPL, may take, and there can be no assurances that we will be able to successfully negotiate a final commitment of debt financing from EXIM.

Business Operations

NioCorp is a mineral exploration company engaged in the acquisition, exploration, and development of mineral properties. NioCorp, through ECRC, is developing a superalloy materials project that, if and when developed, will produce niobium, scandium, titanium, and potentially, rare earth products. Known as the "Elk Creek Project," it is located near Elk Creek, Nebraska, in the southeast portion of the state.

- Niobium is used to produce various superalloys that are extensively used in high performance aircraft and jet turbines. It also is used in high-strength, low-alloy steel, a stronger steel used in automobiles, bridges, structural systems, buildings, pipelines, and other applications that generally enables those applications to be stronger and lighter in mass. This "lightweighting" benefit often results in environmental benefits, including reduced fuel consumption and material usage, which can result in fewer air emissions.
- Scandium can be combined with aluminum to make super-high-performance alloys with increased strength and improved corrosion resistance. Scandium also is a critical component of advanced solid oxide fuel cells, an environmentally preferred technology for high-reliability, distributed electricity generation.
- Titanium is a component of various superalloys and other applications that are used for aerospace applications, weapons systems, protective armor, medical implants and many others. It also is used in pigments for paper, paint, and plastics.

Operations were completed at the Demonstration Plant in February 2024. In addition to establishing, at demonstration-scale, metallurgical recoveries for potential rare earth products from an improved flowsheet, the

Demonstration Plant also established improved recoveries and higher purities for the Company's planned niobium and titanium products. The results from the Demonstration Plant are expected to be utilized in a future update to the Company's technical report for the Elk Creek Project, as well as to advance offtake discussions with potential customers.

The Company retained a mine engineering consultant in February 2024 to evaluate, at a scoping level, the costs and benefits of electrifying the mine and accessing it via ramps instead of vertical shafts along with using Railveyor technology in one of the ramps to move ore and waste rock to surface. The evaluation did not include the detailed examination of geotechnical or hydrogeologic issues. The findings of the evaluation indicated a potential savings in upfront capital cost, a shorter schedule to get the mine to full production, and potential operating cost savings. These findings are preliminary but encouraging, and the Company plans a more detailed evaluation of this option for the design of the underground mine as part of a future technical report for the Elk Creek Project.

Our primary business strategy is to advance our Elk Creek Project to commercial production. We are focused on obtaining additional funds to carry out our near-term planned work programs associated with securing the project financing necessary to complete detailed design, development, and construction of the Elk Creek Project.

Competitive Business Conditions

There is significant competition within the minerals industry to discover and acquire mineral properties considered to have commercial potential. We compete for the opportunity to participate in promising exploration projects with other entities. In addition, we compete with others in efforts to obtain financing to acquire and explore mineral properties, acquire and utilize mineral exploration equipment, and hire qualified mineral exploration personnel. We may compete with other mining companies for mining claims in regions adjacent to our existing claims, or in other parts of the world should we dedicate resources to doing so in the future. These companies may be better capitalized than us and we may have difficulty in expanding our holdings through the staking or acquisition of additional mining claims or other mineral tenures.

In competing for qualified mineral exploration personnel, we may be required to pay compensation or benefits relatively higher than those paid in the past, and the availability of qualified personnel may be limited in high-demand mining periods, such as was the case in past years when the price of gold and other metals was higher than it is now.

Cycles

The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. At the present time, strong demand for some minerals in many countries is lifting commodity prices, although it is difficult to assess how long such trends may continue. Fluctuations in supply and demand in various regions throughout the world are common.

The following table sets forth commodity prices for the last five calendar years for the ferroniobium, scandium trioxide and titanium dioxide products the Company anticipates extracting from its Elk Creek Project. These pricing surveys may not be representative of the pricing that the Company anticipates achieving for its products if commercial production begins from its Elk Creek Project.

Year	Ferroniobium U.S. Price ($/kg-Nb)[1]	Sc_2O_3 U.S. Price ($/kg)[2]	TiO_2 U.S. Price ($/kg)[3]
2023	$51	$-[4]	$1.49
2022	46	2,100	1.47
2021	44	2,200	1.30
2020	37	3,800	1.17
2019	39	3,900	1.11

(1) Source: Argus Metal Prices, average annual ending price, 2023. Ferroniobium 65% niobium content, FOB U.S. warehouse.
(2) Source: United States Geological Service ("USGS") Mineral Commodity Summary, 214. Sc_2O_3, 99.99% purity, 5-kilogram ("kg") lot size.
(3) Source: USGS Mineral Commodity Summary, 2024. Rutile mineral concentrate, bulk, minimum 95% TiO_2, f.o.b. Australia.
(4) Pricing information was not provided by the USGS for 2023.

Based on results of the Company's Demonstration Plant, a higher value titanium tetrachloride product can be produced with a substantially higher metallurgical recovery than TiO_2. The Company is in the process of completing feasibility level cost estimates to replace the previous TiO_2 production equipment with new equipment that would produce titanium tetrachloride.

As NioCorp is a development stage issuer and has not yet generated any revenue from the operation of the Elk Creek Project, it is not currently significantly affected by changes in commodity demand and prices, except to the extent that same impact the availability of capital for mineral exploration and development projects. As it does not carry on production activities, NioCorp's ability to fund ongoing exploration is affected by the availability of financing, which is, in turn, affected by the strength of the economy and other general economic factors.

Economic Dependence

Other than land and mineral right option agreements and agreements between NioCorp and third parties for the purchase and sale of products to be produced from the Elk Creek Project ("offtake agreements"), NioCorp's business is not substantially dependent on any contract such as a contract to sell the major part of its product or services or to purchase the major part of its requirements for goods, services or its raw materials, or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Government Regulation

The exploration and development of a mining prospect is subject to regulation by a number of federal and state government authorities. These include the United States Environmental Protection Agency (the "EPA") and the United States Army Corps of Engineers (the "USACE") as well as the various state and local environmental protection agencies. The regulations address many environmental issues relating to air, soil, and water contamination, and apply to many mining related activities including exploration, mine construction, mineral extraction, ore milling, water use, waste disposal, and use of toxic substances. In addition, we are subject to regulations relating to labor standards, occupational health and safety, mine safety, general land use, export of minerals, taxation, data protection, and data security. Many of the regulations require permits or licenses to be obtained, the absence of which and/or inability to obtain such permits or licenses will adversely affect our ability to conduct our exploration, development, and operation activities. The failure to comply with the regulations and terms of permits and licenses may result in fines or other penalties or in revocation of a permit or license or loss of a prospect.

General

While none of the lands on which the Elk Creek Project is proposed to be built are owned by the U.S. Government, mining rights on public lands are governed by the General Mining Law of 1872, as amended, which allows for the location of mining claims on certain federal lands upon the discovery of a valuable mineral deposit and compliance with location requirements. The exploration of mining properties and development and operation of mines is governed by both federal and state laws. Federal laws that govern mining claim location and maintenance and mining operations on federal lands are generally administered by the Bureau of Land Management. Additional federal laws, governing mine safety and health, also apply. State laws also require various permits and approvals before exploration, development or production operations can begin. Among other things, a reclamation plan must typically be prepared and approved, with financial assurance provided in the amount of projected reclamation costs. The financial assurance is used to ensure that proper reclamation takes place and will not be released until that time. Local jurisdictions may also impose permitting requirements, such as conditional use permits or zoning approvals.

Environmental Regulation

Our mineral projects are subject to various federal, state and local laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive. The development, operation, closure, and reclamation of mining projects in the U.S. requires numerous notifications, permits, authorizations, and public agency decisions. Compliance with environmental and related laws and regulations requires us to obtain permits issued by regulatory agencies and to file various reports and keep records of our operations. Certain of these permits require periodic renewal or review of their conditions and may be subject to a public review process during which opposition to our proposed operations may be encountered. We are currently operating under various permits for activities connected to mineral exploration, reclamation, and environmental considerations. Our policy is to conduct business in a way that safeguards public health and the environment. We believe that our operations are conducted in material compliance with applicable laws and regulations.

Changes to current local, state, or federal laws and regulations in the jurisdictions where we operate could require additional capital expenditures and increased operating and/or reclamation costs. Although we are unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could impact the economics of our projects.

Environmental Regulation - U.S. Federal Laws

The Comprehensive Environmental, Response, Compensation, and Liability Act ("CERCLA"), and comparable state statutes, impose strict, joint, and several liability on current and former owners and operators of sites and on persons who disposed of or arranged for the disposal of hazardous substances found at such sites. It is not uncommon for the government to file claims requiring clean-up actions and/or demands for reimbursement for government-incurred clean-up costs or natural resource damages. It is also not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment. The Resource Conservation and Recovery Act ("RCRA"), and comparable state statutes, govern the disposal of solid waste and hazardous waste and authorize the imposition of substantial fines and penalties for noncompliance, as well as requirements for corrective actions. CERCLA, RCRA, and comparable state statutes can impose liability for clean-up of sites and disposal of substances found on exploration, mining and processing sites long after activities on such sites have been completed.

The Clean Air Act, as amended ("CAA"), restricts the emission of air pollutants from many sources, including mining and processing activities. Any future mining operations by the Company may produce air emissions, including fugitive dust and other air pollutants from stationary equipment, storage facilities, and the use of mobile sources such as trucks and heavy construction equipment, which are subject to review, monitoring and/or control requirements under the CAA and state air quality laws. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance. In addition, permitting rules may impose limitations on our production levels or result in additional capital expenditures in order to comply with the rules.

The National Environmental Policy Act ("NEPA") requires federal agencies to integrate environmental considerations into their decision-making processes by evaluating the environmental impacts of their proposed actions, including issuance of permits to mining facilities and assessing alternatives to those actions. If a proposed action could significantly affect the environment, the agency must prepare either a detailed statement known as an Environmental Impact Statement ("EIS"), or a less detailed statement known as an Environmental Assessment ("EA"). The EPA, other federal agencies, and any interested third parties can review and comment on the scope of the EIS or EA and the adequacy of any findings set forth in the draft and final EIS or EA. This process can cause delays in issuance of required permits or result in changes to a project to mitigate its potential environmental impacts, which can in turn impact the economic feasibility of a proposed project.

The Clean Water Act ("CWA"), and comparable state statutes, impose restrictions and controls on the discharge of pollutants into waters of the U.S. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The CWA regulates storm water from mining facilities and requires a storm water discharge permit or Stormwater Pollution Prevention Plan for certain activities. Such a permit requires the regulated facility to monitor and sample storm water run-off from its operations. The CWA and regulations implemented thereunder also prohibit discharges of dredged and fill material in wetlands and other waters of the U.S. unless authorized by an appropriately issued permit. The CWA and comparable state statutes provide for civil, criminal, and administrative penalties for unauthorized discharges of pollutants, and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release.

The Safe Drinking Water Act ("SDWA") and the Underground Injection Control ("UIC") program promulgated thereunder, regulate the drilling and operation of subsurface injection wells. The EPA directly administers the UIC program in some states and in others the responsibility for the program has been delegated to the state. The program requires that a permit be obtained before drilling a disposal or injection well. Violation of these regulations and/or contamination of groundwater by mining-related activities may result in fines, penalties, and remediation costs, among other sanctions and liabilities under the SDWA and state laws. In addition, third-party claims may be filed by landowners and other parties claiming damages for alternative water supplies, property damages, and bodily injury.

Environmental Regulation − Nebraska

Nebraska has a well-developed set of environmental regulations and responsible agencies but does not have clearly defined regulations with respect to permitting mines. As such, review of the project and the issuance of permits by Nebraska agencies and regulatory bodies could potentially impact the total time to market for our Elk Creek Project. Other Nebraska regulations govern operating and design standards for the construction and operation of any source of air emissions and landfill operations. Any changes to these laws and regulations could have an adverse impact on our financial performance and results of operations by, for example, requiring changes to operating conditions, technical criteria, fees, or surety requirements. The most stringent permit related to air quality is known as a Prevention of Significant Deterioration ("PSD") permit, which requires the applicant to demonstrate compliance with NAAQS and Best Available Control Technology ("BACT") for the control of air emissions. If the facility exceeds the potential to emit thresholds for such a permit and is thus subject to PSD requirements, permanent construction at the project site may not begin until the responsible agency issues the PSD permit. For facilities in Nebraska with potential emissions below PSD thresholds, a state air construction permit is needed. The state permit also requires a demonstration of compliance with NAAQS but does not require a BACT demonstration and further allows construction at a subject facility to proceed ahead of permit issuance through an established variance process.

Human Capital

The Company's ability to continue to progress the Elk Creek Project will depend on its ability to attract and retain individuals with (among other skills) financial, administrative, engineering, geological and mining skills, and knowledge of our industry and targeted markets. Much of the necessary specialized skills and knowledge required by the Company as a mineral exploration company are available from the Company's current management team and Board of Directors (the "Board"). The Company retains outside consultants if additional specialized skills and knowledge are required.

As of June 30, 2024, we had seven full-time employees as well as one contract employee. In addition, we use consultants with specific skills to assist with various aspects of our corporate affairs, project evaluation, due diligence, corporate governance and property management.

Our compensation programs are designed to align compensation of our employees with the Company's performance and to provide the proper incentives to attract, retain and motivate employees to achieve superior results. The structure of our compensation programs balances competitive wages and benefits and incentive earnings for both short-term and long-term performance.

Our priority to maintain a culture of ethical performance as a core value is reflected in the Company's Code of Business Conduct and Ethics (the "Code of Conduct") and other related policies. Oversight is provided by the Company's Board and, for specific areas of performance, by committees of the Board. Employees are required to review the Code of Conduct on a periodic basis. Our compensation programs also include consideration of ethical performance in determining incentive awards.

The Company also provides a robust suite of benefits to our employees, including 401(k) participation, medical-insurance options, and programs to encourage and support the whole person.

Forward-Looking Statements

This Annual Report on Form 10-K and the exhibits attached hereto contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").

Forward-looking statements have been based upon our current business and operating plans, as approved by the Board, and may include statements regarding the anticipated benefits of the 2023 Transactions, including NioCorp's ability to access the full amount of the expected net proceeds of the Yorkville Equity Facility Financing Agreement;

NioCorp's ability to receive a final commitment of financing from EXIM; anticipated benefits of the listing of the Common Shares on Nasdaq; the financial and business performance of NioCorp; NioCorp's anticipated results and developments in the operations of NioCorp in future periods; NioCorp's planned exploration activities; the adequacy of NioCorp's financial resources; NioCorp's ability to secure sufficient project financing to complete construction and commence operation of the Elk Creek Project; NioCorp's expectation and ability to produce niobium, scandium, and titanium and the potential to produce rare earth elements at the Elk Creek Project; NioCorp's plans to produce and supply specific products and market demand for those products; the outcome of current recovery process improvement testing and the evaluation of the benefits and costs of electrifying the mine using Railveyor technology, and NioCorp's expectation that such process and design improvements could lead to greater efficiencies and cost savings in the Elk Creek Project; the Elk Creek Project's ability to produce multiple critical metals; the Elk Creek Project's projected ore production and mining operations over its expected mine life; the completion of technical and economic analyses on the potential addition of magnetic rare earth oxides to NioCorp's planned product suite; NioCorp's updating its technical report for the Elk Creek Project; statements with respect to the estimation of mineral resources and mineral reserves; the exercise of options to purchase additional land parcels; the execution of contracts with engineering, procurement and construction companies; NioCorp's ongoing evaluation of the impact of inflation, supply chain issues and geopolitical unrest on the Elk Creek Project's economic model; and the creation of full time and contract construction jobs over the construction period of the Elk Creek Project.

Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," and similar expressions, or statements that events, conditions, or results "will," "may," "could," or "should" (or the negative and grammatical variations of any of these terms) occur or be achieved. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect," "is expected," "anticipates" or "does not anticipate," "plans," "estimates," or "intends," or stating that certain actions, events, or results "may," "could," "would," "might," or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements reflect material expectations and assumptions, including, without limitation, expectations and assumptions relating to: NioCorp's ability to receive sufficient project financing for the construction of the Elk Creek Project on acceptable terms or at all; NioCorp's ability to service its existing debt and meet the payment obligations thereunder; the future price of metals; the stability of the financial and capital markets; and current estimates and assumptions regarding the 2023 Transactions and their benefits. Such forward-looking statements reflect the Company's current views with respect to future events and are subject to certain known and unknown risks, uncertainties, and assumptions. Many factors could cause actual results, performance, or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks related to the following: NioCorp's ability to operate as a going concern; NioCorp's requirement of significant additional capital; NioCorp's ability to receive sufficient project financing for the construction of the Elk Creek Project on acceptable terms or at all; NioCorp's ability to receive a final commitment of financing from EXIM on an acceptable timeline, on acceptable terms, or at all ; NioCorp's ability to recognize the anticipated benefits of the 2023 Transactions, including NioCorp's ability to access the full amount of the expected net proceeds under the Yorkville Equity Facility Financing Agreement over the next 18 months; NioCorp's ability to continue to meet Nasdaq listing standards; risks relating to the Common Shares, including price volatility, lack of dividend payments and dilution or the perception of the likelihood of any of the foregoing; the extent to which NioCorp's level of indebtedness and/or the terms contained in agreements governing NioCorp's indebtedness or the Yorkville Equity Facility Financing Agreement may impair NioCorp's ability to obtain additional financing; covenants contained in agreements with NioCorp's secured creditors that may affect its assets; NioCorp's limited operating history; NioCorp's history of losses; the material weaknesses in NioCorp's internal control over financial reporting, NioCorp's efforts to remediate such material weaknesses and the timing of remediation; the possibility that NioCorp may qualify as a PFIC under the Code; the potential that the 2023 Transactions could result in NioCorp becoming subject to materially adverse U.S. federal income tax consequences as a result of the application of Section 7874 and related sections of the Code; cost increases for NioCorp's exploration and, if warranted, development projects; a disruption in, or failure of, NioCorp's information technology systems, including those related to cybersecurity; equipment and supply shortages; variations in the market demand for, and prices of, niobium, scandium, titanium and rare earth products; current and future offtake agreements, joint ventures, and partnerships; NioCorp's ability to attract qualified management; estimates of mineral resources and reserves; mineral exploration and production activities; feasibility study results; the results of metallurgical testing; the results of technological research; changes in demand for and price of commodities (such as fuel and electricity) and currencies; competition in the mining industry; changes or disruptions in the securities markets; legislative, political or economic developments, including changes in federal and/or state laws that may significantly affect the mining industry; the impacts of climate change, as well as actions taken or required by governments related to strengthening resilience in the face of potential impacts from climate change; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the timing and reliability of sampling and assay data; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of NioCorp's projects; risks of accidents, equipment breakdowns, and labor disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining, or development activities; management of the water balance at the Elk Creek Project site; land reclamation requirements related to the Elk Creek Project; the speculative nature of mineral exploration and development, including the risks of diminishing quantities of grades of reserves and resources; claims on the title to NioCorp's properties; potential future litigation; and NioCorp's lack of insurance covering all of NioCorp's operations.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties, and other factors, including without limitation those discussed under Item 1A., Risk Factors below.

The Company's forward-looking statements contained in this Annual Report on Form 10-K are based on the beliefs, expectations, and opinions of management as of the date of this Annual Report on Form 10-K. The Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations, or opinions should change, except as required by law. For the reasons set forth above, investors should not attribute undue certainty to, or place undue reliance on, forward-looking statements.

Available Information

We maintain a website at http://www.niocorp.com. Our Common Shares are currently registered under Section 12(b) of the Exchange Act, and we are currently required to file reports on Forms 10-K, 10-Q, or 8-K. Our Annual Report on Form 10-K (which includes our audited consolidated financial statements), Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act, are available on our website, free of charge, as soon as reasonably practicable after we electronically file such reports with, or furnish those reports to, the United States Securities and Exchange Commission (the "SEC"). The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov). We do not intend to send security holders a printed version of our Annual Report as it will be available online.

We maintain a Code of Conduct, a copy of which may be found on our website in the "About Us" section under the main title "Corporate Governance." Our Code of Conduct contains information regarding whistleblower procedures.

We are not including the information contained on or accessible through our website or the SEC's website as a part of, or incorporating it by reference into, this Annual Report on Form 10-K.

ITEM 1A.   RISK FACTORS

Our business activities are subject to significant risks, including those described below. You should carefully consider these risks. If any of the described risks occurs, our business, financial position, and results of operations could be materially adversely affected. Such risks are not the only ones we face, and additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. This report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See "Forward-Looking Statements" under Item 1., "Business."

Risks Related to Our Business

Our ability to operate as a going concern is in doubt.

The notes that accompany our consolidated financial statements for the year ended June 30, 2024, disclose that substantial doubt exists as to our ability to continue as a going concern. The consolidated financial statements included in this Annual Report on Form 10-K have been prepared under the assumption that we will continue as a going concern. We are a development stage issuer and we have incurred losses since our inception.

We currently have no historical recurring source of revenue and our ability to continue as a going concern is dependent on our ability to raise capital to fund our future exploration and working capital requirements or our ability to profitably execute our business plan. Our plans for the long-term return to and continuation as a going concern include financing our future operations through sales of our Common Shares and/or debt and the potential profitable exploitation of our Elk Creek Project. Additionally, capital markets and general economic conditions in the U.S. and Canada may impose significant obstacles to raising the required funds. As discussed further below, while we have been successful in doing so in the past, there can be no assurance we will be able to raise funds in the future. These factors raise substantial doubt about our ability to continue as a going concern.

We will require significant additional capital to fund our business plan.

We will be required to expend significant funds to develop our existing properties and to identify and acquire additional properties to diversify our property portfolio. We anticipate that we will be required to make substantial capital expenditures for the development of our Elk Creek Project.

As of June 30, 2024, the Company had cash of $2.0 million and working capital deficit of $9.0 million, compared to cash of $2.3 million and working capital of $0.2 million on June 30, 2023.

As of June 30, 2024, the Company's current planned operational needs are approximately $26.0 million through the end of fiscal 2025. From the date of this Annual Report on Form 10-K, the Company anticipates that it does not have sufficient cash to continue to fund basic operations for the next twelve months. This includes general overhead costs, satisfying outstanding accounts payable, and repayment of our short-term debt obligations. This also includes anticipated financing costs associated with the Elk Creek Project, including an updated mine plan in connection with the EXIM application process. The scope of these financing costs remains under discussion with EXIM. Access to additional funds will be utilized to fund basic operations as well as to further advance the Elk Creek Project through substantive near-term milestones.

Except for funding under a $2.0 million non-revolving credit facility pursuant to the Smith Loan Agreement (as defined herein), and the potential for additional funding under the Yorkville Equity Facility Financing, each of which are discussed below under "*Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Financing Activities,*" and the potential exercise of Options and Warrants, we currently have no further funding commitments or arrangements for additional financing at this time, and there is no assurance that we will be able to obtain any such additional financing on acceptable terms, if at all. In addition, pursuant to the Exchange Agreement, NioCorp is restricted from issuing equity or equity-linked securities (other than Common Shares) or any preferred equity or non-voting equity if such issuance would adversely impact the rights of the holders of the shares of Class B common stock of ECRC, without the consent of the holders of a majority of the shares of Class B common stock of ECRC. The April 2024 Purchase Agreement (as defined herein) also contains certain covenants that, among other things, limit NioCorp's ability to use the proceeds from the sale of the April 2024 Notes and the exercise of April 2024 Warrants to repay related party debt or to enter into any variable rate transaction, including issuances of equity or debt securities that are convertible into Common Shares at variable rates and any equity line of credit, ATM agreement, or other continuous offering of Common Shares, other than with Yorkville, subject to certain exceptions. Notwithstanding the restrictions set forth in the Exchange Agreement and the April 2024 Purchase Agreement, there is significant uncertainty that we would be able to secure any additional financing in the current equity or debt markets.

We are actively pursuing additional sources of debt and equity financing, and while we have been successful in doing so in the past, there can be no assurance we will be able to do so in the future.

12

Our ability to obtain necessary funding for these purposes, in turn, depends upon a number of factors, including the status of the national and worldwide economy and the price of the products we intend to produce. We may not be successful in obtaining the required financing or, if we can obtain such financing, such financing may not be on terms that are favorable to us.

In addition, the potential EXIM Financing is subject to, among other matters, the satisfactory completion of due diligence, including the additional project activities identified in the PPL, the negotiation and settlement of final terms, and the negotiation of definitive documentation. There can be no assurance that the EXIM Financing will be completed on the terms described herein or at all.

Our inability to access sufficient capital for our operations could have a material adverse effect on our financial condition, results of operations, or prospects. Sales of substantial amounts of securities may have a highly dilutive effect on our ownership or share structure. Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair our ability to raise capital through future sales of Common Shares. We have not yet commenced commercial production at any of our properties and, as such, have not generated positive cash flows to date and have no reasonable prospects of doing so unless successful commercial production can be achieved at our Elk Creek Project. We expect to continue to incur negative investing and operating cash flows until such time as we enter into successful commercial production. This will require us to deploy our working capital to fund such negative cash flow and to seek additional sources of financing. There is no assurance that any such financing sources will be available or sufficient to meet our requirements. There is no assurance that we will be able to continue to raise equity capital or to secure additional debt financing, or that we will not continue to incur losses.

We have a limited operating history on which to base an evaluation of our business and prospects.

Since our inception, we have had no revenue from operations. We have no history of producing products from any of our properties. Our Elk Creek Project is a development stage property. Advancing our Elk Creek Project from a development stage property to a production stage property will require significant capital and time, and successful commercial production from the Elk Creek Property will be subject to permitting and construction of the mine, processing plants, roads, and other related works and infrastructure. As a result, we are subject to all of the risks associated with developing and establishing new mining operations and business enterprises including:

- the timing and cost, which can be considerable, of further exploration, preparing feasibility studies, permitting, engineering and construction of infrastructure, mining, and processing facilities;
- the availability and costs of drilling equipment, exploration personnel, skilled labor, and mining and processing equipment, if required;
- the availability and cost of appropriate smelting and/or refining arrangements, if required;
- compliance with environmental and other governmental approval and permit requirements;
- the availability of funds to finance exploration, development, permitting, and construction activities, as warranted;
- potential opposition from non-governmental organizations, local groups, or local residents that may delay or prevent development activities;
- potential increases in exploration, construction, and operating costs due to changes in the cost of fuel, power, materials, and supplies; and
- potential shortages of mining, mineral processing, hydrometallurgical, pyrometallurgical, construction, and other facilities-related supplies.

The costs, timing, and complexities of exploration, development, engineering, and construction activities may be increased by the location of our properties and competition from other mineral exploration and mining companies. It is common for exploration companies to experience unexpected problems and delays during development, if commenced, including engineering, procurement, construction, commissioning, and ramp-up. Accordingly, our activities may not result in profitable operations and we may not succeed in establishing operations or profitably producing products at any of our current or future properties, including our Elk Creek Project.

13

We have a history of losses and expect to continue to incur losses in the future.

We have incurred losses since inception, have negative cash flow from operating activities, and expect to continue to incur losses in the future. We incurred the following net losses attributable to the Company during each of the following periods:

- $11.4 million for the year ended June 30, 2024; and
- $40.1 million for the year ended June 30, 2023.

We expect to continue to incur losses unless and until such time as one of our properties enters into commercial production and generates sufficient revenues to fund continuing operations. We recognize that if we are unable to generate significant revenues from operations and dispositions of our properties, we will not be able to earn profits or continue operations. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses, and difficulties frequently encountered by companies at the start-up stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition.

Increased costs could affect our financial condition.

We anticipate that costs at our projects that we may explore or develop will frequently be subject to variation from one year to the next due to a number of factors, such as changing ore grade, metallurgical performance, and revisions to mine plans, if any, in response to the physical shape and location of the ore body. In addition, costs are affected by the price of commodities such as fuel, steel, aluminum, iron, chemicals, natural gas, fresh water, and electricity, as well as by government actions such as tariffs. Such commodities are at times subject to volatile price movements, including increases that could make production at certain operations less profitable or not profitable at all. A material increase in costs at any significant location could have a significant effect on our profitability.

A disruption in, or failure of our third-party service providers' IT systems, including those related to cybersecurity, could adversely affect our business operations and financial performance.

We rely on the accuracy, capacity, and security of our third-party service providers' IT systems for the operations of many of our business processes and to comply with regulatory, legal, and tax requirements. We are dependent on third parties to provide important IT services relating to, among other things, operational technology at our facilities, human resources, electronic communications, and certain finance functions. Despite the security measures that our third-party service providers have implemented, including those related to cybersecurity, their systems could be breached or damaged by computer viruses, natural or man-made incidents or disasters, or unauthorized physical or electronic access. Though our third-party service providers have controls in place, we cannot provide assurance that a cyber-attack will not occur. Furthermore, we may have little or no oversight with respect to security measures employed by third-party service providers, which may ultimately prove to be ineffective at countering threats. Failures of our third-party service providers' IT systems, whether caused maliciously or inadvertently, may result in the disruption of our business processes, or in the unauthorized release of sensitive, confidential, or otherwise protected information or result in the corruption of data, which could adversely affect our business operations and financial performance. In addition, we may be required to incur significant costs to protect against and, if required, remediate the damage caused by such disruptions or system failures in the future.

A shortage of equipment and supplies could adversely affect our ability to operate our business.

We are dependent on various supplies and equipment to carry out our mining exploration and, if warranted, project development operations. The shortage of such supplies, equipment, and parts could have a material adverse effect on our ability to carry out our operations and could therefore limit, or increase the cost of, production. Ongoing disruptions to the world's economy, including issues related to supply chains, inflation, and increased raw material and labor costs, may delay our ability to secure supplies and equipment for the Elk Creek Project on a timely basis.

Joint ventures and other partnerships, including offtake arrangements, may expose us to risks.

We have entered into three offtake agreements and one letter of intent related to our Elk Creek Project as well as agreements related to the supply of natural gas and electricity to the project site, and may enter into joint ventures or partnership arrangements, including additional offtake agreements, with other parties in relation to the exploration, development, and production of certain of the properties in which we have an interest. Any failure of such other companies to meet their obligations to us or to third parties, or any disputes with respect to the parties' respective rights and obligations, or price fluctuations and termination provisions related to such agreements, could have a material adverse effect on us, the development and production at our properties, including the Elk Creek Project, the joint ventures, if any, or their properties and therefore could have a material adverse effect on our results of operations, financial performance, cash flows, and the price of our Common Shares.

We may experience difficulty attracting and retaining qualified management to meet the needs of our anticipated growth, and the failure to manage our growth effectively could have a material adverse effect on our business and financial condition.

We are dependent on a relatively small number of key employees, including our Chief Executive Officer. The loss of any officer could have an adverse effect on us. We have no life insurance on any individual, and we may be unable to hire a suitable replacement for them on favorable terms, should that become necessary.

The effect on the capital markets and the economy of recent global events, including inflation, volatility in commodity prices, supply chain uncertainty, and increases in raw material and labor costs, could have an adverse effect on NioCorp's business plans, financial condition, and liquidity.

Certain events have effected, and continue to effect, the global and United States economies, including increased inflation, volatility in commodity prices, supply chain uncertainty, and increases in raw material and labor costs. We cannot predict how this will affect our business, but the impact may be adverse.

Although it is not possible to predict the ultimate impact of these factors on NioCorp's business plans, financial position, or liquidity, such impacts that may be material include, but are not limited to: (i) delays in the completion of the mine and surface engineering designs and uncertainty regarding our ability to finalize necessary Engineering, Procurement, and Construction ("EPC") agreements as a result of disruptions in the businesses of our engineering consultants and key contractors for the Elk Creek Project, (ii) reduced availability and increased costs of employees, (iii) a negative impact on our liquidity position, and (iv) increased costs and less ability to access funds in the capital markets. The full extent to which these factors may continue to impact our business will depend on future developments, which continue to be highly uncertain and cannot be predicted at this time.

In addition, we cannot predict the impact that recent global events, including inflation, volatility in commodity prices, supply chain uncertainty, and increases in raw material and labor costs will have on our customers, suppliers, vendors, and other business partners, and each of their financial conditions; however, any material effect on these parties could adversely impact us.

It may be difficult to enforce judgments or bring actions outside the U.S. against us and certain of our directors.

We are a Canadian corporation and, as a result, it may be difficult or impossible for an investor to do the following:

- enforce in courts outside the U.S. judgments obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws against these persons and the Company; or
- bring in courts outside the U.S. an original action to enforce liabilities based upon U.S. federal securities laws against these persons and the Company.

The Company may not realize all or any of the anticipated benefits expected as a result of the 2023 Transactions.

The listing of the Common Shares on Nasdaq may not provide the anticipated benefits of broader access to capital and financing alternatives or otherwise enhance NioCorp's public profile. If the Company is not successful in realizing these anticipated benefits, including the anticipated benefits of listing the Common Shares on the Nasdaq and the anticipated acceleration of financing efforts to advance, complete construction, and commence operation of the Elk Creek Project, such consequences may adversely affect the Company's results of operations, cash flows, financial position, and the price of our Common Shares.

We may not recognize the full value of the Yorkville Equity Facility Financing Agreement and may not receive any proceeds from the exercise of the NioCorp Assumed Warrants, the April 2024 Warrants and our other outstanding Warrants, and the potential adverse effect on the prevailing market prices for our Common Shares as a result of sales, or the perception of future sales, of Common Shares could adversely affect our ability to raise additional capital.

Although we have entered into the Yorkville Equity Facility Financing Agreement, we may not recognize the full value thereof. Specifically, our ability to sell Common Shares to Yorkville pursuant to the Yorkville Equity Facility Financing Agreement is subject to certain restrictions and limitations, which may prevent us from selling the full commitment amount prior to the expiration of the commitment period. Our ability to recognize the full value of the Yorkville Equity Facility Financing Agreement may be further impeded by the potential negative pressure on the market price of our Common Shares as a result of sales, or the perception of future sales, of Common Shares by us or by other security holders. As a result, there can be no assurance that we will receive all or even a significant portion of the proceeds that we expect to receive in connection with the Yorkville Equity Facility Financing Agreement.

In addition, upon exercise, we will receive the cash exercise price of the NioCorp Assumed Warrants, the April 2024 Warrants and our other outstanding Warrants (assuming, with respect to the NioCorp Assumed Warrants and the April 2024 Warrants that they are not exercised on a cashless basis). We believe the likelihood that holders of the NioCorp Assumed Warrants, April 2024 Warrants or other outstanding Warrants will exercise their NioCorp Assumed Warrants, April 2024 Warrants or other outstanding Warrants, and therefore, the amount of cash proceeds that we would receive, is, among other things, dependent upon the market price of our Common Shares. For so long as the market price for our Common Shares is less than the applicable exercise price of the NioCorp Assumed Warrants, April 2024 Warrants, or other outstanding Warrants, we believe such holders will be unlikely to exercise their Financing Warrants, NioCorp Assumed Warrants, April 2024 Warrants or other outstanding Warrants. The potential adverse effect on the prevailing market price of our Common Shares as a result of sales of Common Shares by us or by other security holders, or the perception that such sales may occur, could keep the market price for our Common Shares below the applicable exercise price of the NioCorp Assumed Warrants, April 2024 Warrants or other outstanding Warrants. Accordingly, the holders of the NioCorp Assumed Warrants, April 2024 Warrants or other outstanding Warrants may not exercise their NioCorp Assumed Warrants, April 2024 Warrants or other outstanding Warrants before they expire, and we may not receive any proceeds from the exercise of the NioCorp Assumed Warrants, April 2024 Warrants or other outstanding Warrants.

We incurred significant debt in connection with the April 2024 Purchase Agreement and we require significant additional capital to operate our business. We are obligated to repay or issue Common Shares upon settlement of the full aggregate principal amount of the April 2024 Notes, plus premium, if any, and accrued interest, if any. Such significant additional debt could adversely affect our business, which may prevent us from fulfilling our obligations with respect to our existing debt or obtaining future financing. Further, the April 2024 Purchase Agreement restricts us from pursuing certain variable rate financing transactions, which could impair our ability to obtain additional financing on terms that are favorable, or at all. In addition, if the market price of the Common Shares were to drop as a result of sales, or the perception of future sales, of Common Shares by us or by other security holders, this might impede our ability to raise additional capital. Our inability to obtain additional financing on terms that are favorable, or at all, could have a material adverse effect on our financial condition, results of operations and prospects.

The Company has identified material weaknesses in its internal control over financial reporting. If not remediated, the Company's failure to establish and maintain effective disclosure controls and procedures and internal control over financial reporting could result in material misstatements in its financial statements and a failure to meet its reporting and financial obligations, each of which could have a material adverse effect on the Company's financial condition and the trading price of the Common Shares.

Our management has identified deficiencies in the principles associated with the control environment, risk assessment, control activities, and monitoring components of internal control that constitute material weaknesses, either individually or in the aggregate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis.

As discussed in Item 9A, "Controls and Procedures," of this Annual Report on Form 10-K, the Company's management has assessed the effectiveness of its internal control over financial reporting and its disclosure controls and procedures and concluded that they were not effective as of June 30, 2024.

The Company is committed to remediating its material weaknesses as promptly as possible. Management is in the process of implementing its remediation plan. However, there can be no assurance as to when the material weaknesses will be remediated or that additional material weaknesses will not arise in the future. If the Company is unable to maintain effective internal control over financial reporting, its ability to record, process and report financial information timely and accurately could be adversely affected, which could subject the Company to litigation or investigations, require management resources, increase costs, negatively affect investor confidence and adversely impact the trading price of the Common Shares.

We may face litigation and other risks as a result of the material weaknesses in our internal control over financial reporting.

We identified material weaknesses in our internal control over financial reporting that exist as of June 30, 2024. As a result of such material weaknesses and other matters raised or that may in the future be raised by the SEC or the Canadian securities regulators, we face potential for litigation or other disputes, which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the material weaknesses in our internal control over financial reporting and the preparation of our financial statements. As of the date of this Annual Report on Form 10-K, we have no knowledge of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could adversely affect our business, financial condition and results of operations.

Risks Related to Mining and Development

We face numerous uncertainties in estimating our mineral reserves and resources and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs and decreased profitability.

A mineral is economically recoverable when the price at which we may sell the mineral exceeds the costs and expenses of mining and selling the mineral. Forecasts of our future performance are based on, among other things, estimates of our mineral reserves. We base our reserve and resource information on engineering, economic and geological data assembled and analyzed by qualified persons, which include various engineers and geologists on our staff and of third parties. Our estimates are also subject to SEC regulations regarding classification of reserves and resources, including S-K 1300. Our reserve and resource estimates as to both quantity and quality are updated from time to time to reflect additional information received. There are numerous uncertainties inherent in estimating quantities and qualities of mineral reserves and resources, including many factors beyond our control.

Estimates of mineral reserves and resources necessarily depend upon a number of variable factors and assumptions, any one of which may, if incorrect, result in an estimate that varies considerably from actual results. These factors and assumptions include, but are not limited to:

- geologic and mining conditions, which may not be fully identified by available exploration data and may differ from our experience;
- demand for the minerals that we plan to produce;
- current and future market prices for minerals and contractual arrangements;
- current and future operating costs and capital expenditures may exceed estimates, notwithstanding that, under S-K 1300, operating cost and capital expenditure estimates in feasibility studies must have an accuracy level of at least ±15% and a contingency range not exceeding 10%;
- additional capital expenditure related to the modification of the proposed surface plant related to the potential addition of rare earth elements;
- severance and excise taxes, royalties and development and reclamation costs;
- future mining technology improvements;

- the effects of regulation by governmental agencies;
- the ability to obtain, maintain and renew all required permits;
- employee health and safety; and
- historical production from the area compared with production from other producing areas.

The conversion of reported mineral resources to mineral reserves should not be assumed, and the reclassification of reported mineral resources from lower to higher levels of geological confidence should not be assumed. As such, actual mineral tonnage recovered from identified reserves, and revenues and expenditures with respect to our reserves, may vary materially from estimates. Thus, these estimates may not accurately reflect our actual reserves. Any material inaccuracy in our estimates related to our reserves could result in lower than expected revenues, higher than expected costs, or decreased profitability, which could materially and adversely affect our business, results of operations, financial position, and cash flows.

The nature of mineral exploration and production activities involves a high degree of risk and the possibility of uninsured losses.

Exploration for and the production of minerals is highly speculative and involves much greater risk than many other businesses. Most exploration programs do not result in the discovery of mineralization, and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Our operations are, and any future development or mining operations we may conduct will be, subject to all of the operating hazards and risks normally incident to exploring for and developing mineral properties, such as, but not limited to:

- economically insufficient mineralized material;
- fluctuation in production costs that make production uneconomical;
- labor disputes;
- unanticipated variations in grade and other geologic problems;
- environmental hazards;
- water conditions;
- difficult surface or underground conditions;
- industrial accidents;
- metallurgical, pyrometallurgical, and other processing problems;
- mechanical and equipment performance problems;
- failure of dams, stockpiles, wastewater transportation systems, or impoundments;
- unusual or unexpected rock formations; and
- personal injury, fire, flooding, cave-ins, and landslides.

Any of these risks can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures, potential revenues, and production dates. We currently have very limited insurance to guard against some of these risks. If we determine that capitalized costs associated with any of our mineral interests are not likely to be recovered, we would incur a write-down of our investment in these interests. All of these factors may result in losses in relation to amounts spent that are not recoverable, or that result in additional expenses.

We have no history of producing commercial products from our current mining properties and there can be no assurance that we will successfully establish mining operations or profitably produce minerals.

We have no history of producing commercial products from our current mining properties. We do not produce commercial products and do not currently generate operating earnings. While we seek to move our Elk Creek Project from a development stage property to a production stage property, such efforts will be subject to all of the risks associated with establishing new mining operations and business enterprises, including:

- the timing and cost, which are considerable, of the construction of mining and processing facilities;
- the availability and costs of skilled labor and equipment;
- compliance with environmental and other governmental approval and permit requirements;
- the availability of funds to finance construction and development activities;

- potential opposition from non-governmental organizations, local groups, or local residents that may delay or prevent development activities; and
- potential increases in construction and operating costs due to changes in the cost and availability of labor, fuel, power, materials, and equipment and supplies, and the time elapsed since the most recent estimates of cost and availability were made.

It is common in new mining and processing operations to experience unexpected problems and delays during engineering, procurement, construction, commissioning, and initial operations. In addition, our management and workforce will need to be expanded, and sufficient housing and other support systems for our workforce will have to be established. This could result in delays in the commencement of production and increased costs of production. Accordingly, we cannot assure you that our activities will result in profitable operations or that we will successfully establish mining and processing operations.

Results of metallurgical testing by us may not be favorable to, or as expected by, us.

We have completed significant bench, mini-pilot, and pilot scale metallurgical testing on material from the Elk Creek Project and will continue to complete necessary metallurgical testing at the bench, mini-pilot, and pilot scale as the exploration and, if warranted, development of the Elk Creek Project progresses. There can be no assurance that the results of such metallurgical testing will be favorable to, or will be as expected by, us. Furthermore, there can be no certainty that metallurgical recoveries obtained in bench or pilot scale tests will be achieved in either subsequent testing or commercial operations. The development of a complete metallurgical process to produce saleable final products from the Elk Creek Project is a complex and resource-intensive undertaking that may result in overall schedule delays and increased project costs for us.

Price volatility could have dramatic effects on our results of operations and our ability to execute our business plan.

The price of commodities varies on a daily basis. Niobium is a specialty metal and not a commonly traded commodity such as copper, zinc, gold, or iron ore. The price of niobium tends to be set through a limited long-term offtake market, contracted between very few suppliers and purchasers. The world's largest supplier of niobium, Companhia Brasileira de Metalurgia e Mineração, supplies approximately 85% of the world's niobium. Any attempt to suppress the price of niobium by such supplier, or an increase in production by any supplier in excess of any increased demand, would have negative consequences on the price of niobium and, potentially, on our value. The price of niobium may also be reduced by the discovery of new niobium deposits, which could not only increase the overall supply of niobium (causing downward pressure on its price) but could draw new firms into the niobium industry that would compete with us.

Sc_2O_3 is used in solid oxide fuel cells and has the potential to become a valuable alloy with aluminum in the aerospace and automotive industries. Supply of scandium has been sporadic in recent years, and there are no primary scandium mines in the world at present. Production primarily occurs as a by-product from existing metallurgical plants, primarily in Russia, Canada, the Philippines, and China. Our management believes the Elk Creek Project would significantly increase the world's supply of scandium trioxide. Although the Company's market studies indicate a positive outlook for demand, there is no assurance at present that the Company could sell all of its production. In addition, the sale of scandium represents a significant portion of the Elk Creek Project revenue; achieving the revenue projected in the Company's studies is subject to market growth in scandium, which is a developing market with a risk of oversupply and/or undersupply disrupting pricing.

Titanium metal is used in various superalloys and other applications for aerospace applications, armor, and medical implants, and in oxide form is a key component of pigments used in paper, paint, and plastics. The Elk Creek Project would produce a small quantity of titanium dioxide relative to other producers. As a small producer, we would be subject to fluctuations in the price of TiO_2 that would result from normal variations in supply and demand for this commodity.

We may not be able to establish a viable recovery process for REEs.

The market for rare earth products requires particular levels of purity and chemical form, which are achieved through the extraction and separation of individual REEs from each other as well as from the other constituents in the

19

rare earth ore. At present, the Company has substantially completed the engineering and testing of a process for producing commercial rare earth products but has not completed all work necessary to declare a REE reserve estimate for the Elk Creek deposit. The completion of the work necessary to demonstrate an economically feasible rare earth recovery system will require additional expenditures of cash and time to complete. There is no guarantee that the Company will be successful in demonstrating positive economics for a rare earth recovery system tied to the Elk Creek Project, nor is there any guarantee that once constructed, the rare earth recovery system will operate as designed and produce saleable commercial products.

Estimates of resources and reserves are subject to evaluation uncertainties that could result in project failure.

Our exploration and future mining operations, if any, are and would be faced with risks associated with being able to accurately predict the quantity and quality of resources/reserves within the earth using statistical sampling techniques. Estimates of any resources/reserves on any of our properties would be made using samples obtained from appropriately placed trenches, test pits, underground workings, and intelligently designed drilling. There is an inherent variability of assays between check and duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. Additionally, there also may be unknown geologic details that have not been identified or correctly appreciated at the current level of accumulated knowledge about our properties. This could result in uncertainties that cannot be reasonably eliminated from the process of estimating resources/reserves. If these estimates were to prove to be unreliable, we could implement an exploitation plan that may not lead to commercially viable operations in the future.

Any material changes in mineral resource/reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property's return on capital.

Mineral resource/reserve estimates may require adjustments or downward revisions. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by our feasibility studies and drill results. Minerals recovered in small scale tests may not be duplicated in large scale tests under on-site conditions or at commercial production scale.

The mineral resource and mineral reserve estimates included in the S-K 1300 Elk Creek Technical Report Summary and contained in this Annual Report on Form 10-K have been determined based on assumed future prices, cut-off grades, and operating costs that may prove to be inaccurate. Extended declines in market prices for our products may render portions of our resource/reserve estimates uneconomic and may result in reduced reported resources/reserves or may adversely affect any commercial viability determinations we may reach. Any material reductions in estimates of resources/reserves could have a material adverse effect on our Common Share price and on the value of our properties.

We face intense competition in the mining industry.

The mining industry is intensely competitive in all of its phases. As a result of this competition, some of which is with large established mining companies with substantial capabilities and with greater financial and technical resources than ours, we may be unable to acquire additional properties, if any, or financing on terms we consider acceptable. We also compete with other mining companies in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for qualified employees, our exploration and development programs may be slowed down or suspended. We compete with other companies that produce our planned commercial products for capital. If we are unable to raise sufficient capital, our exploration and development programs may be jeopardized or we may not be able to acquire, develop, or operate additional mining projects.

Difficulties in water balance management at our Elk Creek Project could negatively affect our potential production and economics at the project.

The Company has conducted three field investigations and two major technical studies into the hydrogeology of the Elk Creek carbonatite, which is the geologic formation which hosts the mineralized material that would be extracted by the Company's mining operations. The Company expects to encounter significant amounts of water in the carbonatite, which will need to be pumped out of the formation to facilitate a mining operation. Water quality analyses have demonstrated that this water will have elevated temperature and salt content when compared to other water resources in the area. While the Company has developed plans to treat water produced from the mine for use in its operations, there is no guarantee that the permits needed for the treatment of the water or the disposal of the resultant waste products will be issued by the State of Nebraska, nor is there any guarantee that such permits will be issued in a timely fashion. Further, based on such plans, the operations will rely on a water treatment system to achieve zero discharge of wastewater, and there is no guarantee that this system will function as designed or achieve nameplate treatment capacity.

Title to our properties may be subject to other claims that could affect our property rights and claims.

There are risks that title to our properties may be challenged or impugned. Our Elk Creek Project is located in Nebraska and may be subject to prior unrecorded agreements or transfers or native land claims, and title may be affected by undetected defects. Our current land and/or mineral rights lease agreements between ECRC and individual landowners give us an option to purchase additional property ("OTP"), which, along with the property we already own, will allow us to construct the Elk Creek Project once sufficient project financing is obtained. The rights of the current owners to sell the property subject to these options may be subject to prior unrecorded or unknown claims to title. Further, our current OTP agreements, some of which are important for our planned operations, are of fixed duration and expire between December 2024 and May 2040, and we may incur additional cost and delays in securing renewals of such OTPs. We have investigated our rights to explore and exploit the Elk Creek Project resource/reserve and, to the best of our knowledge, our rights in relation to lands covering the Elk Creek Project resource/reserve are in good standing. However, there may be valid challenges to the title of our properties that, if successful, could impair development and/or operations.

Our properties and operations may be subject to litigation or other claims.

From time to time our properties or operations may be subject to disputes that may result in litigation or other legal claims. We may be required to assert or defend against these claims, which will divert resources and management time from operations. The costs of these claims or adverse filings may have a material effect on our business and results of operations.

We do not currently insure against all the risks and hazards of mineral exploration, development, and mining operations.

Exploration, development, mining, and surface operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, and periodic interruptions due to inclement or hazardous weather conditions. These risks could result in damage to or destruction of mineral properties, facilities, or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses, and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. We may elect not to insure where premium costs are disproportionate to our perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Risks Related to Government Regulation

We may not be able to obtain or renew all required permits and licenses to place any of our properties into production.

Our current and future operations, including development activities and commencement of production, if warranted, on the Elk Creek Project, require permits from governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, and other matters. Companies engaged in mineral property exploration and the development or operation of mines and related facilities generally experience increased costs, as well as delays in production and other schedules as a result of the need to comply with applicable laws, regulations, and permits. We cannot predict if all permits that we may require for continued exploration, development, or construction of mining facilities and conduct of mining operations will be obtainable or renewable on reasonable terms, if at all. Costs related to applying for and obtaining permits and licenses may be prohibitive and could delay our planned exploration and development activities. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Facilities associated with the Elk Creek Project, such as the mine, surface plant, tailings facilities, stockpiles and supporting infrastructure, are likely to either temporarily or permanently impact waterbodies and wetlands that are subject to regulation by the USACE as Waters of the United States ("WOUS"). We believe that we have obtained the necessary USACE permits to construct the project, but changes to the design or layout of the facility may trigger the USACE to require us to obtain and maintain additional permits for the Elk Creek Project. The duration of this permitting exercise is dictated by the USACE and would need to be completed before facilities that would impact WOUS could be constructed. We may experience delays or additional costs in relation to obtaining the necessary permits and these delays and additional costs could negatively affect the economics of the Elk Creek Project and our results of operations.

Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations, and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on our operations and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

We are subject to significant governmental regulations that affect our operations and costs of conducting our business.

Our current and future operations, including development of the Elk Creek Project, are and will be governed by laws and regulations, including:

● laws and regulations governing mineral concession acquisition, prospecting, development, mining, and production;
● laws and regulations related to exports, taxes, and fees;
● labor standards and regulations related to occupational health and mine safety; and
● environmental standards and regulations related to waste disposal, toxic substances, land use reclamation, and environmental protection.

Companies engaged in development activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations, and permits. Failure to comply with applicable laws, regulations, and permits may result in enforcement actions, including the forfeiture of mineral claims or other mineral tenures and/or orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or costly remedial actions. We may be required to compensate those suffering loss or damage by reason of our development activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations, and permits.

Existing and possible future laws, regulations, and permits governing operations and activities of mineral development companies, or more stringent implementation, could have a material adverse impact on our business and cause increases in capital expenditures or require abandonment or delays in development. Our Elk Creek Project is located in Nebraska, and while the State does have a comprehensive and modern set of environmental regulations, it does not have specific regulations with respect to permitting or reclaiming mines which could potentially impact the total time to market for the project.

Our activities are subject to environmental laws and regulations that may change, thereby increasing our costs of doing business and restricting our operations.

All phases of our operations are subject to environmental regulation in the jurisdictions in which we operate. Environmental legislation is evolving in a manner that may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors, and employees. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural

22

resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Compliance with environmental laws and regulations, and future changes in these laws and regulations, may require significant capital outlays and may cause material changes or delays in our operations and future activities. It is possible that future changes in these laws or regulations could have a significant adverse impact on our properties or some portion of our business, causing us to re-evaluate those activities at that time.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on our business.

A number of governments or governmental bodies have introduced or are contemplating legislative and/or regulatory changes in response to concerns about the potential impact of climate change. Legislation and increased regulation regarding climate change could impose significant costs on us, on our future venture partners, if any, and on our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs necessary to comply with such regulations. Any adopted future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the emotion, political significance, and uncertainty surrounding the impact of climate change and how it should be dealt with, we cannot predict how legislation and regulation will affect our financial condition, operating performance, and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. The potential physical impacts of climate change on our operations are highly uncertain and could be particular to the geographic circumstances in areas in which we operate and may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels, and changing temperatures. These impacts may adversely impact the cost, production, and financial performance of our operations.

Land reclamation requirements for our properties may be burdensome and expensive.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long-term effects of land disturbance.

Reclamation may include requirements to:

- control dispersion of potentially deleterious effluents;
- treat ground and surface water to achieve water quality standards; and
- reasonably re-establish pre-disturbance landforms and vegetation.

In order to carry out reclamation obligations imposed on us in connection with our potential development activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. We plan to set up a provision for our reclamation obligations on our properties, as appropriate, but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

Risks Related to Our Debt

The level of our indebtedness from time to time could impair our ability to obtain additional financing.

From time to time, we may enter into transactions to acquire assets or the shares of other companies or to fund development of the Elk Creek Project. These transactions may be financed partially or wholly with debt, which may increase our debt levels above industry standards. Our articles of incorporation do not limit the amount of indebtedness that we may incur. Our indebtedness could impair our ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise. Our ability to service our debt obligations will depend on our future operations, which are subject to prevailing industry conditions and other factors, many of which are beyond our control.

We may not have the ability to service our debt, including, without limitation, to pay the installments on the April 2024 Notes.

As of June 30, 2024, we had $7.1 million outstanding under the April 2024 Notes. The payments with respect to the April 2024 Notes are due on the monthly Payment Dates (as defined herein), if the Equity Conditions (as defined herein) are not satisfied, and at maturity. If we are unable to satisfy the Equity Conditions, we will be required to pay all amounts due on any Payment Date in cash. Our ability to pay the principal and interest on the April 2024 Notes, to fund working capital needs, and fund planned capital expenditures depends on our ability to obtain additional financing and to generate cash flow in the future. To some extent, this is subject to general economic, financial, competitive, legislative and regulatory factors, and other factors that are beyond our control. We presently intend to use cash generated by advances under the Yorkville Equity Facility Financing Agreement and the net proceeds from borrowings under the Smith Loan Agreement to meet our payment obligations under the April 2024 Notes, and we may not be able to make advances under the Yorkville Equity Facility Financing Agreement or borrowings under the Smith Loan Agreement in the necessary amounts or at the necessary times. If we are unable to generate sufficient cash through advances under the Yorkville Equity Facility Financing Agreement or borrowings under the Smith Loan Agreement, we cannot assure you that we will maintain sufficient cash reserves, that our business will generate cash flow from operations or that we will have access to additional funds at a level sufficient to permit us to make payments on the April 2024 Notes. Absent a consent, forbearance or a waiver from the holders of the April 2024 Notes, our failure to make the required payments on the April 2024 Notes would trigger an 18% per annum interest rate under the April 2024 Notes on the remaining principal amount outstanding and would permit the holders of the April 2024 Notes to accelerate our obligations under the April 2024 Notes. Such default may also lead to a default under our agreements governing any of our current and future indebtedness.

On September 4, 2024, we entered into the Consents (as defined herein), which, among other things, reduced the amounts due to the April 2024 Purchasers (as defined herein) on September 1, 2024 by an aggregate of $1,176,476 to an aggregate of $335,524, increased the amounts due to the April 2024 Purchasers on December 1, 2024 by an aggregate of $1,176,476, and prospectively waived any term of the April 2024 Notes that would otherwise be triggered upon a failure of the Company to pay to the April 2024 Purchasers the remainder of the amount due on September 1, 2024. Except as modified by the Consents, the terms of the April 2024 Notes as previously disclosed are unchanged.

If we are unable to obtain additional financing and to generate sufficient cash flow from our operations in the future to service our indebtedness and meet our other needs, we may have to refinance all or a portion of the indebtedness, seek forbearance or a waiver, obtain additional financing, reduce expenditures, or sell assets that we deem necessary to our business. We cannot assure you that any of these measures would be possible or that additional financing could be obtained on favorable terms, if at all. The inability to service our indebtedness, or to refinance, obtain a forbearance or waiver, obtain additional financing, reduce expenditures, sell assets or obtain additional financing on commercially reasonable terms would have a material adverse effect on our financial condition and our ability to continue as a going concern.

In the event of certain breaches under our agreements with our secured creditors, our assets may be affected.

We have, in connection with the Smith Loan Agreement, granted security interests to Mark Smith (the "Secured Creditor") over all of the assets of the Company in consideration of the debt facilities provided by the Secured Creditor. In the event of certain breaches of the terms of the Smith Loan Agreement, the Secured Creditor may be entitled to execute on its security interest and seize or retain our assets, including the shares of 0896800. Certain rights of the Secured Creditor to execute on its security interests are subject to notice and cure provisions in respect of default by us; however, any such exercise could materially damage our value and our ability to retain or progress development of the Elk Creek Project.

Risks Related to the Common Shares

NioCorp may be a "passive foreign investment company" for the current taxable year and for one or more future taxable years, which may result in materially adverse U.S. federal income tax consequences for U.S. investors.

If NioCorp is a passive foreign investment company ("PFIC") for any taxable year, or portion thereof, that is included in the holding period of a U.S. holder of Common Shares or other securities of NioCorp, such U.S. holder may be subject to certain adverse U.S. federal income tax consequences. These adverse tax consequences include

24

requirements to treat any gain realized upon a disposition of Common Shares or other securities, or any "excess distribution" received on Common Shares, as ordinary income, to pay an interest charge on a portion of such gain or distribution, and certain additional reporting requirements. Such consequences may be mitigated with respect to Common Shares (but not with respect to warrants or other securities of NioCorp) if the holder thereof makes a timely and effective "qualified electing fund" or "QEF" election or a "mark-to-market" election. A U.S. holder of Common Shares that makes a QEF election generally must include in income on a current basis for U.S. federal income tax purposes its share of NioCorp's net capital gain and ordinary earnings for any taxable year in which it is a PFIC, whether or not NioCorp distributes any amount to its shareholders. A U.S. holder of Common Shares that makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer's basis therein.

NioCorp generally will be classified as a PFIC for a taxable year if (a) 75% or more of its gross income for such year is "passive income" (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) or (b) at least 50% or more of the value of its assets produce, or are held for the production of, passive income, based on the quarterly average of the fair market value of such assets. NioCorp believes that it was classified as a PFIC for its taxable years ended June 30, 2024 and 2023 and, based on the current composition of its income and assets, as well as current business plans and financial expectations, may be classified as a PFIC for future taxable years. Any conclusion regarding PFIC status is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to change. In addition, even if NioCorp concluded it did not qualify as a PFIC, it is possible that the U.S. Internal Revenue Service (the "IRS") could assert, and that a court could sustain, a determination that NioCorp is a PFIC. Accordingly, there can be no assurance that NioCorp will not be treated as a PFIC for any taxable year. The PFIC rules are complex and each holder of Common Shares or other securities of NioCorp should consult its own tax advisors regarding these rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of such securities.

The 2023 Transactions could result in NioCorp becoming subject to materially adverse U.S. federal income tax consequences.

Section 7874 and related sections of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), provide for certain adverse tax consequences when the stock of a U.S. corporation is acquired by a non-U.S. corporation in certain transactions in which former shareholders of the U.S. corporation come to own 60% or more of the stock of the non-U.S. corporation (by vote or value, and applying certain specific counting and ownership rules). These adverse tax consequences include (i) potential additional required gain recognition by the U.S. corporation, (ii) treatment of certain payments to the non-U.S. corporation that reduce gross income as "base erosion payments," (iii) an excise tax on certain options and stock-based compensation of the U.S. corporation, (iv) disallowance of "qualified dividend" treatment for distributions by the non-U.S. corporation, and (v) if former shareholders of the U.S. corporation come to own 80% or more of the stock of the non-U.S. corporation, treatment of the non-U.S. corporation as a U.S. corporation subject to U.S. federal income tax on its worldwide income (in addition to any tax imposed by non-U.S. jurisdictions). If the 2023 Transactions result in the application of any of these, or any other, adverse tax consequences, NioCorp could incur significant additional tax costs. While NioCorp currently does not believe the 2023 Transactions will cause such adverse tax consequences as a result of Section 7874 and related sections of the Code, this determination is subject to significant legal and factual uncertainty. NioCorp has not sought and will not seek any rulings from the IRS as to the tax treatment of any of the 2023 Transactions. Further, there can be no assurance that your tax advisor, the IRS, or a court, will agree with the position that NioCorp is not subject to these adverse tax consequences.

Our Common Share price may be volatile and as a result you could lose all or part of your investment.

In addition to volatility associated with equity securities in general, the value of your investment could decline due to the impact of any of the following factors upon the market price of the Common Shares:

- disappointing results from our exploration and/or, if warranted, project development efforts;
- decline in demand for Common Shares;
- downward revisions in securities analysts' estimates or changes in general market conditions;
- technological innovations by competitors or in competing technologies;
- investor perception of our industry or our prospects; and

- general economic trends.

In the past fiscal year, the trading price of our stock on the Nasdaq has ranged from a low of $1.65 to a high of $5.36.

In addition, stock markets in general have experienced extreme price and volume fluctuations, and the market prices of securities have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of the Common Shares. As a result, you may be unable to sell any Common Shares you acquire at a desired price.

We have never paid dividends on the Common Shares.

We have not paid dividends on the Common Shares to date, and we may not be in a position to pay dividends for the foreseeable future. Our ability to pay dividends with respect to the Common Shares will depend on our ability to successfully develop one or more properties and generate earnings from operations. Further, our initial earnings, if any, will likely be retained to finance our operations. Any future dividends on Common Shares will depend upon our earnings, our then-existing financial requirements, and other factors, and will be at the discretion of our Board.

Future sales, or the perception of future sales, of Common Shares by existing shareholders or by us, or future dilutive issuances of Common Shares by us, could adversely affect prevailing market prices for the Common Shares and cause investors to suffer dilution in their net book value per Common Share.

Sales of a substantial number of Common Shares in the public market could occur at any time, including issuances and sales of additional Common Shares by us and sales by other security holders. These sales, or the market perception that the holders of a large number of Common Shares or securities convertible, exercisable, or exchangeable into Common Shares intend to sell Common Shares, could reduce the prevailing market price of the Common Shares. The effect, if any, that future public sales of these securities or the availability of these securities for sale will have on the market price of the Common Shares is uncertain. If the market price of the Common Shares were to drop as a result, this might impede our ability to raise additional capital and might cause remaining shareholders to lose all or part of their investment.

The Articles of NioCorp, as amended in connection with the 2023 Transactions, permit us to issue an unlimited number of Common Shares. Subject to the requirements of the British Columbia Business Corporations Act and Nasdaq, we will not be required to obtain the approval of the NioCorp shareholders for the issuance of additional Common Shares. We have issued Common Shares in the past and will continue to issue Common Shares to finance our activities in the future. In addition, outstanding options and warrants to purchase Common Shares and securities convertible into or exchangeable for Common Shares may be exercised, converted, or exchanged resulting in the issuance of additional Common Shares. If we issue additional Common Shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per Common Share depending on the price at which such securities are sold.

Additionally, pursuant to the Yorkville Equity Facility Financing Agreement, Yorkville has committed to purchase up to an additional $58.7 million of our Common Shares, at our direction from time to time during the remaining 18 months of the commitment period, subject to certain limitations and the satisfaction of the conditions in the Yorkville Equity Facility Financing Agreement. We have filed a registration statement under the Securities Act covering resales by Yorkville of the Common Shares issuable pursuant to the Yorkville Equity Facility Financing Agreement. Accordingly, any Common Shares that we issue pursuant to the Yorkville Equity Facility Financing Agreement will be available for sale into the public market, subject to applicable securities laws, which could reduce the prevailing market price for the Common Shares.

We are subject to the continued listing criteria of the Nasdaq and our failure to satisfy these criteria may result in delisting of the Common Shares.

Our Common Shares are currently listed on the Nasdaq Global Market under the symbol "NB". The public NioCorp Assumed Warrants are currently listed on Nasdaq under the symbol "NIOBW." The Nasdaq Capital Market has rules for continued listing. In order to maintain the listings, we must maintain certain financial and share distribution targets, including maintaining a minimum number of public shareholders.

If Nasdaq delists the Common Shares, investors may face material adverse consequences, including, but not limited to, a lack of a trading market for the Common Shares, reduced liquidity, a determination that our Common Shares are a "penny stock," decreased analyst coverage of the Company, and an inability for us to obtain additional financing to fund our operations.

If our Common Shares are considered a penny stock and are subject to the penny stock rules, broker-dealers may be discouraged from effecting transactions in Common Shares.

Our Common Shares have in the past, and may in the future, be considered a "penny stock." The SEC has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Applicable penny stock rules impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors." The term "accredited investor" refers generally to institutions with assets in excess of $5.0 million or individuals with a net worth in excess of $1.0 million or annual income exceeding $200,000 or $300,000, jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. If and when applicable, these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Common Shares. Consequently, these penny stock rules may affect the ability of broker-dealers to trade in the Common Shares.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Cybersecurity risk management is integrated into the Company's enterprise-wide risk management. Our Board has overall oversight responsibility for our risk management and management is responsible for identifying, considering, and assessing material risks to the Company. Our Chief Financial Officer is responsible for assessing and managing cybersecurity risks; however, as a smaller reporting company, we currently do not have a dedicated cybersecurity team. Our Chief Financial Officer reports to the Board regarding financial and operating risks, including cybersecurity risks. Our Chief Financial Officer has experience in managing public companies and assessing financial and operating risks.

Our cybersecurity risk management is designed to provide a framework for assessing, identifying, and managing material risks from cybersecurity threats and to respond to cybersecurity incidents, including material risks associated with the use of services provided by third-party service providers. We rely on the cybersecurity protections of many of our third-party service providers. Our primary third-party service providers utilize two-factor authentication as well as login and password protections with email verifications.

For the year ended June 30, 2024, the Company had no material cybersecurity incidents or cybersecurity threats that have materially affected or were reasonably likely to materially affect our business strategy, results of operations or financial condition. Despite our efforts, we cannot eliminate all risks from cybersecurity threats or provide assurances that we have not experienced an undetected cybersecurity incident.

ITEM 2. PROPERTIES

Elk Creek Project, Nebraska

Our principal mineral property is the Elk Creek Property, a niobium, scandium and titanium development stage property. The Elk Creek Project has established indicated and inferred resources along with probable reserves and the Company has completed a feasibility study for the project. The below information is in part summarized or extracted from our S-K 1300 Elk Creek Technical Report Summary, which was filed as Exhibit 96.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2022, and is incorporated by reference into this Annual Report on Form 10-K. The Company does not have any other material properties.

The qualified persons responsible for preparing the S-K 1300 Elk Creek Technical Report Summary are Dahrouge Geological Consulting USA Ltd.; Understood Mineral Resources Ltd.; Optimize Group; Tetra Tech; Adrian Brown Consultants Inc.; Metallurgy Concept Solutions; Magemi Mining Inc.; L3 Process Development; A2GC; Scott Honan, M.Sc, SME-RM, NioCorp; Everett Bird, P.E., Cementation; Matt Hales, P.E., Cementation; Mahmood Khwaja, P.E., CDM Smith; Martin Lepage, P.Eng, Ing., Cementation; and Wynand Marx, M.Eng, BBE Consulting. A matrix of the sections for which each qualified person is responsible is included in the S-K 1300 Elk Creek Technical Report Summary. Except for Scott Honan, none of the qualified persons is affiliated with the Company. Mr. Honan is the Chief Operating Officer of the Company. The disclosure of scientific or technical information in this Annual Report on Form 10-K was reviewed and approved by Mr. Honan who is a qualified person as defined in NI 43-101, and Mr. Honan has verified the data disclosed herein.

Property Description and Location

The Elk Creek Property is a carbonatite deposit located in Johnson County, southeast Nebraska, USA. The carbonatite contains elements of economic significance, including niobium, titanium, and scandium, as well as potential economic significance for rare earth products. The Elk Creek Property is situated as shown below and is located within the USGS Tecumseh Quadrangle Nebraska SE (7.5 minute series) mapsheet in Sections 1-6, 9-11; Township 3N; Range 11E and Sections 19-23, 25-36; Township 4N, Range 11E, at approximately 40°16' north and 96°11' west in the State of Nebraska, in central USA. The Elk Creek Property is approximately 45 miles southeast of Lincoln, Nebraska, the state capital of Nebraska.



Title and Ownership

Land in the project area is exclusively owned by private entities, and there is no federal or state land in the project area. The Company has secured its rights to the project area by purchasing land from private landowners or by entering into agreements with the landowners as described below.

The Company currently owns one approximately 225-acre parcel of land and associated mineral rights, and an additional 40 acres of mineral rights, within the carbonatite footprint. The Elk Creek Project's mine infrastructure and a portion of the supporting operations is planned to be located on this land parcel. Ownership of the mineral rights discussed above includes a 2% NSR royalty and grants us access to more than 90% of the Elk Creek Project's mineral resources and mineral reserves.

As of June 30, 2024, the total book value of the Elk Creek Property and associated buildings and equipment was $16.9 million.

The Company also holds eight OTPs that are associated with the Elk Creek Project and one perpetual easement on a land parcel adjacent to the Missouri River. The current optioned land package covers an area of 1,396 acres and is reflective of the land needed to secure the remaining mineral resources and mineral reserves held under the OTPs along with the land needed for the development and operations of the Elk Creek Project for its proposed 38-year operating life.

In general, exercise of an OTP is accomplished by paying the greater of a fixed amount per acre or a multiple of the appraised value at the time of purchase. If the land is not purchased by the Company during the term of the OTP and the land in question is needed for the project, the Company intends to negotiate a new OTP with the landowner. The OTP is accompanied by a negotiated payment to the landowner that is paid upon execution of the OTP by the Company and the landowner. As of June 30, 2024, the Company is obligated to make payments totalling approximately $45,000 over the next 11 years to maintain our rights under these OTPs. Details on the current OTPs held by the Company are shown in the table below.

Active Lease Agreements (OTPs) Covering the Elk Creek Project as of September 2024

Agreement Identifier	Hectares	Acres	Agreement Expiry
Beethe007	66.27	163.75	20-Jan-26
Heidemann005	79.55	196.57	16-Mar-25
Nielsen001	100.90	249.32	25-Jun-25
Nielsen002	11.91	29.43	25-Jun-25
Woltemath80S	32.37	80.00	4-Dec-24
Woltemath002	152.49	376.81	4-Dec-24
Woltemath003J	89.03	220.00	25-Mar-25
Shuey001	32.37	80.00	27-May-40

The OTPs are between NioCorp's subsidiary ECRC and the individual landowners. Land subject to the OTP agreements is currently used for agricultural purposes, including growing row crops (corn and soybeans) and pasturing livestock. The land owned by ECRC houses the Company's drill core inventory and geological sample repository in two steel core shed buildings and the Company maintains a cover crop (sorghum and rye) on portions of the property that were formerly used for growing row crops. The former landowner maintains a residence and several outbuildings on the property subject to a life estate that accompanied the purchase of the property by the Company in fiscal year 2021.

The agreements that involve mineral rights include a 2% NSR royalty attached with the OTP. The OTPs grant the Company an exclusive right to explore and evaluate the property for the term thereof, with an option to purchase the surface rights or a combination of the mineral and surface rights at any time during the term. As the Woltemath80S agreement is limited to an option to purchase the surface rights only, it does not contain an NSR provision.

29

Land Tenure Map as of September 2024


ECRC
Elk Creek
Woltemath002
Woltemath002
Woltemath 80S
Woltemath002
Woltemath 003J
ECRC
Heidemann 005
Beethe007
Shuey 001
Nielson 001
Nielsen 002
Minerals and Surface - ECRC
Minerals Only - ECRC
Minerals and Surface - OTP
Surface Only- OTP
© 2015 Google
Google earth

The current estimated mineral resource and reserve is wholly contained within land owned by the Company and parcel Woltemath003J. The Company considers these two properties to be the only properties on which the Company's development of the Elk Creek Project is substantially dependent.

As part of the OTPs, where required, the Company has also secured surface rights, which allow for access to the land for drilling activities and associated mineral exploration and project development work.

Accessibility, Physiography, Climate and Infrastructure

The Elk Creek Property is easily accessible year-round as it is situated approximately 45 miles southeast of Lincoln, Nebraska, the state capital, and approximately 68 miles south of Omaha, Nebraska. Access to the site can be completed via road or from one of the regional airports. There are several regular flights to both Lincoln and Omaha; however, the Elk Creek Property is most easily accessible from Lincoln. From Lincoln Municipal Airport, the Elk Creek Property is accessed via paved roads on the main network and a secondary network of gravel roads. The drive from the Lincoln Municipal Airport to the property is typically 1 hour and 15 minutes, and from Omaha's Eppley Airport, the drive is approximately 1 hour and 45 minutes.

The Elk Creek Property is immediately adjacent to paved Nebraska state highway 50, and the mineral resource and mineral reserve are centered in Township 4N, Range 11E, Section 33. This section is immediately southwest of the junction of Nebraska state highways 50 and 62. Rail access is available in the town of Elk Creek, which is located 3 miles east of the project area. Water is available at the project site from a well, as well as from Elk Creek, which crosses Section 33. Water is also available from the Johnson County Rural Water system, which has distribution infrastructure on the north side of the Section 33 and from the Pawnee County Rural Water system, which has distribution infrastructure on the south side of Section 33. Electricity is provided at the Company's Core Storage sheds located on the west side of Section 33 on land owned by the Company from the Omaha Public Power District ("OPPD"). Personnel are available from the local surrounding towns, including Elk Creek (3 miles east), Tecumseh (6 miles north), Steinauer (5 miles south), Pawnee City (10 miles south) and Syracuse (27 miles north). Due to the project's location in Nebraska, there are no ports nearby.

Southeast Nebraska is situated in a humid continental climate (Dfa) on the Köppen climate classification system. In eastern Nebraska, this climate is generally characterized by hot humid summers and cold winters. Average winter temperatures vary between 13°F to 35°F. Average summer temperatures vary between 64°F to 90°F. Exploration, construction and operational activities may be conducted all year round.

Average monthly precipitation (rain and snowfall) varies between 0.9 and 5.0 inches. Average yearly precipitation is between 31 and 33 inches with an average yearly snowfall of approximately 28 inches. Nebraska is located within an area known for tornadoes which runs through the central U.S. where thunderstorms are common in the spring and summer months. Tornadoes primarily occur during the spring and summer and may occur into the autumn months.

There are several local communities near the Elk Creek Property, including Elk Creek and Tecumseh, that will provide local housing for the Elk Creek Project. There are a number of other communities within driving distance and the large cities of Lincoln and Omaha are within reasonable driving distance. Mining activities currently taking place in the area are limited to limestone and aggregate operations to support the local cement manufacturing and construction industries.

The Elk Creek Project is expected to incorporate surface and underground infrastructure, as well as tailings storage facilities. The offsite infrastructure is expected to include a new high voltage transmission line constructed by the local utility company and providing power to an on-site primary sub-station and a natural gas pipeline built by the owner of the interstate pipeline. Water used for all on-site process needs and activities will be supplied from mine dewatering activities, local groundwater wells and from a local water utility. See "*2022 Elk Creek Feasibility Study*" below for additional information regarding proposed infrastructure related to the Elk Creek Project.

The local topography of eastern Nebraska is relatively low-relief with shallow rolling hills intersected by shallow river valleys. Elevation varies from about 1,066 to 1,280 ft above sea level. Bedrock outcrop exposure is nonexistent in the Elk Creek Project area.

The majority of the area around the Elk Creek Project is used for cultivation of corn and soybeans, along with uses as grazing land. Native vegetation typical of eastern Nebraska is upland tall-grass, prairie and upland deciduous forests.

Geology and Mineralization

Geology

The Elk Creek Property includes a carbonatite that has intruded older Precambrian granitic and low- to medium-grade metamorphic basement rocks. The carbonatite is an elliptical magmatic body with a northwest-trending long axis perpendicular to the strike of the Midcontinent Rift System, near the northern part of the Nemaha uplift. The carbonatite consists predominantly of dolomite, calcite and ankerite, with lesser chlorite, barite, phlogopite, pyrochlore, serpentine, fluorite, sulfides, bastnasite, monazite, and quartz. It is, however, believed from stratigraphic reconstruction based on drill core observation in the area that the carbonatite is unconformably overlain by approximately 200 m of essentially flat-lying Palaeozoic marine sedimentary rocks, including carbonates, sandstones and shales of Pennsylvanian age.

Mineralization

The property hosts niobium, titanium, and scandium mineralization as well as REE mineralization that occurs within the Elk Creek carbonatite. The current known extents of the carbonatite unit are approximately 950 m along strike, 300 m wide, and 750 m in dip extent, below the unconformity. Niobium, titanium, scandium, and rare earths are considered the main elements of interest.

The deposit contains significant concentrations of niobium. Based on the metallurgical testwork completed to date at a number of laboratories using QEMSCAN® analysis, the niobium mineralization is known to be fine grained, and that 77% of the niobium occurs in the mineral pyrochlore, while the balance occurs in an iron-titanium-niobium oxide mineral of varying composition.

Within the Elk Creek carbonatite, a host of other elements exist with varying degrees of concentration. The Company has completed both whole rock analysis and multi-element analysis on all samples for the 2014 drilling program, described below, plus resampling of selected historical core/pulps between 2011 and 2014.

Historical Exploration

Drilling at the Elk Creek Property was conducted in three phases. The first was during the 1970's and 1980's by the Molybdenum Company of America ("Molycorp"), the second in 2011 by Quantum Rare Earth Developments Corp ("Quantum" - NioCorp under its former name), and the third and latest program from 2014 to 2016 by NioCorp. To date, 129 diamond core holes have been completed for a total of 64,981 m over the entire geological complex. Of these, a total of 48 holes (33,909 m) have been completed to date in the mineralized area and are used in the current mineral resource and reserve estimates. Five additional holes, with a total length of 3,353.1 m, were drilled for hydrogeologic and geotechnical purposes in 2015. No sampling has been completed of these five holes to date and therefore they have not been considered for the mineral resource or reserve estimates.

All drilling has been completed using a combination of Tricone, Reverse Circulation ("RC") or Diamond Drilling ("DDH") in the upper portion of the hole within the Pennsylvanian sediments. All drilling within the underlying carbonatite has been completed using DDH methods.

Summary of Drilling Database within Elk Creek Deposit Area

Year	Company	Number of Holes	Average Depth (m)	Sum Length (m)
1970-1980	Molycorp	27	596.6	16,108.2
2011	Quantum	3	772.6	2,317.7
2014-2015	NioCorp	18	845.4	15,482.8
Total		48	700.9	33,908.7

Molycorp, 1973-1986

Between 1973 and 1974, Molycorp completed six drillholes: EC-1 to EC-4, targeting the Elk Creek anomaly, and two other holes outside the Elk Creek anomaly area. Drillholes were typically carried out by RC drilling through the overlying sedimentary rocks and diamond drilling through the Ordovician-Cambrian basement rocks.

Molycorp continued their drill program from 1977 and, in May 1978, Molycorp made its discovery of the current mineral resource with drillhole EC-11. EC-11 is located on Section 33, Township 4N, and Range 11. The carbonatite hosting the Elk Creek Project was intersected at a vertical depth of 203.61 m (668 ft).

Molycorp continued its drilling program through to 1984, which mainly centered on the Elk Creek Project within a radius of roughly 2 km. By 1984, Molycorp had completed 57 drillholes within the Elk Creek gravity anomaly area, which included 25 drillholes over the Elk Creek Project area.

From 1984 to 1986, drilling was focused on the Elk Creek gravity anomaly area. The anomaly area is roughly 7 km in diameter and drilling was conducted on a grid pattern of approximately 610 m by 610 m (roughly 2,000 ft by 2,000 ft) with some closer spaced drillholes in selected areas.

By 1986, a total of 106 regional drillholes were completed for a total of approximately 46,797 m (153,532 ft). The deepest hole reached a depth of 1,038 m (3,406 ft) and bottomed in carbonatite.

Quantum, 2010-2011

In April 2011, Quantum conducted a preliminary drill program (three holes) on the Elk Creek deposit and two REE exploration targets (two holes), which have been excluded from the current mineral resource and reserve estimation, as they do not intersect the Nb_2O_5 anomaly and are located to the east. The objectives of the drill program over the Elk Creek Property were to verify the presence of higher-grade niobium mineralization at depth, and to infill drill the known niobium deposit in order to upgrade the resource category of the previous resource estimate and expand the known resource. The drill program was also established to collect sufficient sample material for metallurgical characterization and process development studies of the niobium mineralization.

The 2011 program consisted of five inclined drillholes, totaling 3,420 m of NQ size diameter core. Inclusive of this total, three drillholes, totaling 2,318 m, were drilled into the known Elk Creek deposit.

<u>NioCorp, 2014 to Present</u>

NioCorp commenced drilling on the Elk Creek Property using a three-phased program. The three-phased program was originally based on 14 drillholes for approximately 12,150 m (announced in a press release on April 29, 2014), but was subsequently expanded during the program to 18 drillholes for approximately 15,482 m. Three of the 18 drillholes were drilled for the purpose of metallurgical characterization and process development studies. Two of these drillholes, NEC14-MET-01 and NEC14-MET-02, were not assayed, while NEC14-MET-03 was quarter cored with one quarter being assayed and the remainder used for metallurgical testwork. The drilling has been orientated to intersect the geological model from the southwest and northeast (perpendicular to the strike), with the exception of NEC14-011 and NEC14-012, which were oriented southeast and northwest, respectively.

During fiscal year 2022, NioCorp collected a total of 1,095 samples originating from 18 diamond drill holes completed by MolyCorp, as discussed above. These samples were collected, and subsequently assayed, in order to fill in gaps in our records regarding REE grades and tonnage that may exist in the deposit. Assaying was conducted at Actlabs in Ancaster, Ontario. The assay results were subjected to a Quality Assurance and Quality Control ("QA/QC") program consistent with industry best practices.

A list of the drillholes, sample storage location, and number of assay results, related to the records gaps noted above, are presented below and are represented as blue segments on the drillhole figure below. Each sample represented a 5-foot section of drill core. All of the holes noted below were drilled into the Elk Creek carbonatite in the vicinity of the mineral resource for the Elk Creek Project.

Pre-2021 Hole Sampling Summary

Resource Area Drillholes	Source / Storage Facility	Samples selected for REE and Sc Assays
EC-011	Molycorp Samples / Mead Core Warehouse	65
EC-014	Molycorp Samples / Mead Core Warehouse	16
EC-015	Molycorp Samples / Mead Core Warehouse	151
EC-016	Molycorp Samples / Mead Core Warehouse	26
EC-018	Molycorp Samples / Mead Core Warehouse	92
EC-019	Molycorp Samples / Mead Core Warehouse	53
EC-020	Molycorp Samples / Mead Core Warehouse	30
EC-021	Molycorp Samples / Mead Core Warehouse	45
EC-022	Molycorp Samples / Mead Core Warehouse	57
EC-024	Molycorp Samples / Mead Core Warehouse	19
EC-026	Molycorp Samples / Mead Core Warehouse	86
EC-027	Molycorp Samples / Mead Core Warehouse	34
EC-029	Molycorp Samples / Mead Core Warehouse	27
EC-030	Molycorp Samples / Mead Core Warehouse	25
EC-031	Molycorp Samples / Mead Core Warehouse	47
EC-032	Molycorp Samples / Mead Core Warehouse	111
EC-034	Molycorp Samples / Mead Core Warehouse	54
EC-037	Molycorp Samples / Mead Core Warehouse	74
EC-054	Molycorp Samples / Mead Core Warehouse	83
	Total	**1,095**

Resource Area Assay Distribution Showing REE Assays (Red) and REE Assay Gaps (Blue).



Internal Controls

NioCorp integrated a series of routine QA/QC procedures throughout the sampling and analysis portion of the drilling programs to ensure the highest level of quality was maintained throughout the process leading to the estimate of mineral reserves and mineral resources for the Elk Creek Project. This included the insertion of duplicate samples taken from various stages of the process, insertion of known control samples (standard reference materials, certified reference materials ("CRM"), and blanks) and sending third-party pulps to a secondary lab (SGS Canada Inc.).

Sample tickets were assigned initially at the core shed using barcodes with duplicate tickets placed inside and on the outside of the bag. Sample identification was confirmed using barcode labelling and visual sample type comparisons before sample shipment. The use of barcoded samples ensured both shipment forms and analytical labs used accurate information. Multiple types of QC samples were inserted at this stage of the process, which includes the following:

- Field quartz blanks (1 in 20, or 5%) were inserted within or immediately after samples collected from mineralized intervals, targeting zones of elevated visual mineralization, where possible.
- CRMs (1 in 20, or 5%) were inserted in the field with the sample sequence.
- Field quarter-core duplicates (1 in 20, or 5%) were inserted to test mineralization and sampling variability.

Additional details on the QA/QC program can be found in Section 8 of the S-K 1300 Elk Creek Technical Report Summary.

Mineral deposits, including the Elk Creek deposit, are inherently uncertain because of variability at all scales and sparse sampling. In addition to uncertainty associated with estimation, there are specific risks and sources of uncertainty associated with the Elk Creek deposit. See Item 1A., Risk Factors.

S-K 1300 and other similarly purposed International Codes (JORC, 2012; NI 43-101, 2014) are designed to require disclosure to the public of risks relating to mineral resource and reserve estimation as identified and evaluated by a qualified person. The qualified persons responsible for the S-K 1300 Elk Creek Technical Report Summary address the technical risks in various sections and consider that no material technical risks are identified. Additional descriptions of the risks and uncertainty associated with reported mineral reserves and resources can be found in Section 11 of the S-K 1300 Elk Creek Technical Report Summary.

2022 Elk Creek Feasibility Study

During fiscal year 2022, the Company launched geological, metallurgical, engineering, and other analyses to assess the feasibility of adding REE production to its plans once sufficient work has been completed. The Company and its consultants were required to complete additional assays of historical drill core to fill data gaps in the existing resource database to establish an REE mineral resource. The mine plan was also updated and the S-K 1300 Elk Creek Technical Report Summary was filed with the SEC as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2022. The S-K 1300 Elk Creek Technical Report Summary was based on the economic and process results of the feasibility study conducted by the qualified persons, which were also presented in the 2022 NI 43-101 Elk Creek Technical Report.

The Elk Creek Project is planned as an underground mining operation using a long-hole stoping mining method and paste backfill, operating with a processing rate of 2,764 tonnes per day. Expected total production over the 38-year mine life includes 171,140 tonnes of payable niobium, 3,676 tonnes of Sc_2O_3, and 431,793 tonnes of TiO_2. Estimated up-front direct capital costs are $760 million, in addition to indirect costs of $187 million, pre-production capital costs of $92 million, an overall contingency of $102 million, and pre-production net revenue credit of $257 million.

Financial Analysis Included in the 2022 Elk Creek Feasibility Study

The metrics reported in the S-K 1300 Elk Creek Technical Report Summary are based on the cash flow model results. The metrics are on both a pre-tax and after-tax basis, on a 100% equity basis with no Elk Creek Project financing inputs and are in first quarter 2019 U.S. constant dollars. Foreign exchange impacts were deemed negligible as most, if not all, costs and revenues are denominated in U.S. dollars. Key criteria used in the analysis are discussed in detail throughout this section.

Principal Project Assumptions Included in the 2022 Elk Creek Feasibility Study

Description	Value
Pre-Production Period	4 years
Process Plant Life	38 years
Mine Operating Days per Year	365
Mill Operating Days per Year	365
Discount Rate, End of Period	@ 8%
Commercial Production Year	2025

Summary of Key Evaluation Metrics Included in the 2022 Elk Creek Feasibility Study

Description	Value
Ore Mined (kt)	36,655
Ore Mining Rate (t/d)	2,764
Niobium Grade	0.81%
Scandium Grade (parts per million, "ppm")	70.2
TiO_2 Grade	2.92%
Contained Nb_2O_5 (kt)	297
Contained Sc (t)	2,573
Contained TiO_2 (kt)	1,071
Total Ore Processed (kt)	36,655
Processing Rate (kt/y)	1,009
Average Recovery, Nb_2O_5	82.4%
Average Recovery Sc	93.1%
Average Recovery TiO_2	40.3%
Recovered Nb_2O_5 (kt)	245
Recovered Sc (t)	2,395
Recovered TiO_2 (kt)	432
Realized Market Prices	
Nb ($/kg)	$46.55
TiO_2 ($/kg)	$0.99
Sc_2O_3 ($/kg)	$3,674
Payable Metal	
Nb (t)	171,140
Sc_2O_3 (t)	3,676
TiO_2 (t)	431,793

Summary Projected Economic Results Included in the 2022 Elk Creek Feasibility Study

Description	Value ($000)
Total Gross Revenue	$21,899,726
Operating Costs:	
Mining Cost	(1,553,325)
Process Cost	(3,911,116)
Site G&A Cost	(300,400)
Concentrate Freight Cost	(10,472)
Other Infrastructure Costs	(200,407)
Water Management Cost	(609,195)
Tailings Management Cost	(73,822)
Property Tax	(217,540)
Royalties	(300,503)
Annual Bond Premium	(5,500)
Total Operating Costs	(7,182,280)
Operating Margin (EBITDA[1])	14,717,445
Effective Tax Rate	16.42%
Total Taxes	(2,246,186)
Working Capital	-
Operating Cash Flow	$12,471,258

Totals may not sum due to rounding.

(1) The term "EBITDA" refers to earnings before interest, taxes depreciation and amortization. See "Non-GAAP Financial Performance Measures" below for a discussion of the use of non-GAAP financial measures.

Capital Cost Estimates Included in the 2022 Elk Creek Feasibility Study

The following table shows the breakout in LoM initial capital and sustaining capital cost estimates (excluding closure and reclamation of $44 million), which total $1,562 million. This includes a total initial capital cost of $1,141 million, including a 10% contingency.

	($000,000)		
Description	**Initial**	**Sustaining**	**Total**
Capitalized Preproduction Expenses	$ 77	$ -	$ 77
Site Preparation and Infrastructure	41	15	56
Processing Plant	367	96	464
Water Management and Treatment	74	24	97
Mining Infrastructure	257	198	455
Tailings Management	21	79	100
Site Wide Indirects	7	-	7
Processing Indirects	96	-	96
Mining Indirects	41	-	41
Commissioning	15	-	15
Owner's Costs	34	-	34
Mine Water Management Indirects	9	-	9
Contingency	102	9	111
Total Capital Costs	$1,141	$422	$1,562

Totals may not sum due to rounding.

Operating Cost Estimates Included in the 2022 Elk Creek Feasibility Study

The following LoM unit operating costs include the pre-production and first/last years of production.

Description	**LoM $/t ore**
Mining Cost	$42.38
Process Cost	106.70
Water Management Cost	16.62
Site G&A Cost	8.20
Other Infrastructure	5.47
Tailings Management Cost	2.01
Other Expenses	6.22
Subtotal	187.59
Royalties/Annual Bond Premium	8.35
Total LoM Operating Costs	$195.94

Totals may not sum due to rounding.

Planned Mining Operations

The Elk Creek Project is planned as an underground mining operation using a long-hole stoping mining method and paste backfill, with shaft access to minimize development through water bearing horizons. The mine will utilize jumbo drills for lateral development and tophammer and down-the-hole drills for vertical development and production stoping. Rock bolters will be used for ground support and probe holes will be used to support mine grouting where required. Ore will be remotely mucked from the bottom stope accesses using 14 tonne Load-Haul-Dump units ("LHD"). The LHDs will transport the ore to an ore pass directly or to remuck bays to maximize the efficiency of the stope mucking operations. When needed, a second LHD and a fleet of 40 tonne haul trucks will be used to transport ore from the remuck bays to the grizzly feeding the underground material handling system. Multiple remuck bays are used on each level to avoid interference between the LHD and the haul trucks. The ore is fed through the grizzlys with rock breakers into an underground crusher (the "Primary Crusher") and via a material handling system to the surface.

Planned Processing Operations

Planned ore process operations include mineral processing, hydrometallurgical processing ("Hydromet"), and pyrometallurgical processing ("Pyromet") housed in separate buildings.

The mineral processing building will house all of its equipment within a single large building. Ore from the Primary Crusher (located in the underground mine) will be fed to the secondary cone crusher system, operating in closed circuit with a double deck screen. The screen undersize from the cone crusher system will be fed to a high-pressure grinding roll unit ("HPGR"), operating in closed circuit with another double deck screen. The HPGR screen undersize is the comminution product that will report to the Hydromet process.

The Hydromet plant building will be a multi-level engineered steel structure, which will house equipment on two levels. Ore from mineral processing will be fed through 15 individual processes required to separate the three recoverable products. The purpose of the Hydromet processing steps is to leach the pay metals into solution using two separate acid leaches (Hydrochloric Acid Leach and Sulfuric Acid Bake), remove impurities, separate the three pay metals, and perform precipitation/processing to final solid oxide forms. Outputs from the Hydromet Process include saleable TiO_2 and Sc_2O_3, with Nb_2O_5 reporting to the Pyromet plant for final processing. The Hydromet plant will be supported by a Hydrochloric Acid Regeneration plant and a Sulfuric Acid Plant.

The Pyromet building will house most of its equipment within a single building. The purpose of the Pyromet plant is to reduce the Nb_2O_5 coming from the Hydromet plant by converting it into a saleable FeNb metal. Aluminum shots and iron oxide pellets will be introduced to an electric arc furnace on a continuous basis along with fluxing agents and Nb_2O_5 to produce a saleable ferroniobium metal.

Proposed Production Plan and Schedule

Based on the 2022 Elk Creek Feasibility Study, the operating mine life is approximately 38 years with a nominal processing rate of 2,764 tonnes per day. The Elk Creek Project timeline is based on 39 months to mechanical completion after Authorization to Proceed, plus an additional six months of commissioning and ramp-up to 100% of production capacity for a total of 45 months and assumes no financing constraints. The Board must approve a construction program and budget before construction of the Elk Creek Project can begin. This approval, along with the receipt of all required governmental permits and approvals and the completion of project financings, will determine whether and when construction of the Elk Creek Project can begin.

Proposed Tailings Storage

The tailings produced by the process plant will consist of filtered water leach residue, calcined excess oxide, and slag. Four engineered and lined tailings storage facilities ("TSFs") will be constructed sequentially to contain the tailings over the life of the Elk Creek Project and would contain approximately 14.5 million tonnes of tailings. The tailings facilities have been designed to incorporate two independent areas: a composite-lined tailings solids storage area; and an area with double lined containment, including a leak collection and recovery system for management of stormwater runoff and drainage from the tailings solids. The TSFs will store predominantly dry (i.e., not in a slurry consistency) tailings from the plant with embankment construction based on a "downstream" construction method. Facility closure is considered in the design.

Proposed Salt Management

The crystalline salt produced as a waste product of heating and evaporating brine from the reverse osmosis ("RO") water treatment plant will be transported by conveyor to the temporary salt staging area and then be transported by truck to the dedicated salt management cells ("SMC"). Two SMCs will be constructed sequentially to contain the salt over the life of the project and would contain approximately 1.63 million cubic meters of salt. The SMCs design will incorporate a composite-lined storage area with double-lined containment including a leak collection and recovery system for management of stormwater runoff and drainage.

Proposed Water Management

For the first several years of construction, the advancement of the shaft and underground workings will require limited dewatering, anticipated to be through lower-level sumping and pumping for surface collection and disposal. Initially, water will be stored in the lined SMC #1 during construction or will be trucked off-site for treatment at a local publicly owned treatment works. Excess water in the SMCs will be spray evaporated within the footprint of the SMC, to avoid the reintroduction of soluble salts into the water treatment system. Temporary on-site storage or off-site shipment and disposal of the crystallizer solid waste may be necessary until construction of SMC #1 is completed.

Once full operations commence, we anticipate a shortfall of approximately 3,700 gallons per minute of operational and processing water, as the underground mine dewatering is only expected to produce 1,000 gallons per minute. To make up this shortfall, we would purchase fresh water from a local utility and from local landowners.

Once tailings begin being deposited in the TSF, internal contact water (from residual moisture in the tailings and precipitation falling within the impoundment footprint) will need to be actively managed. This water will be collected and treated using lime softening to precipitate hydroxide and carbonate solid forms for many of the inorganic constituents. The treated water will be filtered to remove the solids (which will be returned to the TSF for disposal), and the clean water will be pumped to the process plant RO system for further treatment. The clean water from the process plant RO unit will be used in the process plant, and the reject concentrate will be crystallized and deposited into the SMCs.

Proposed Source of Power

The local power utility (Omaha Public Power District) will provide power from nearby transmission lines to the site. This will require that an approximate 18-mile transmission line be installed by the utility to provide the site sub-station with the required site power demand. The local power utility will also design and install the main substation that will be owned and maintained by the utility. This infrastructure will be paid back through rate charges on the electrical usage.

Proposed Source of Natural Gas

Natural gas, to be used throughout the Elk Creek Project during the construction and operation phases of the project, will be brought to the site via pipeline from the local utility company. NioCorp has a natural gas transportation contract with Tallgrass Energy, which operates the Rockies Express ("REX") pipeline. Tallgrass will construct a 45 kilometer (28 mile) gas pipeline lateral from the main REX pipeline system in Kansas to the project site. The lateral will be sized to provide a minimum of 27.5 dekatherms of gas per day. Natural gas will be distributed to all on-site facilities utilizing buried high-density polyethylene natural gas distribution pipe. Natural gas piping above ground and located inside of facilities will consist predominately of carbon steel pipe. Maximum on-site pipeline distribution pressure will be 100 pounds per square inch gauge. Natural gas will be used for facility heating, water heating, and for gas-fired process equipment.

Markets

Market studies for niobium, TiO_2, and Sc_2O_3 are an important part of the proposed Elk Creek operation. These commodities, especially niobium and Sc_2O_3, are thinly traded without an established publicly available price discovery mechanism. Hence, detailed third-party market studies provide the basis for assumptions used in the economic analysis.

The economic analysis in the 2022 Elk Creek Feasibility Study used the 2019 U.S. dollar base price of $47/kg Nb as the forward-looking price for steel grade (65%) ferroniobium based on published independent third-party reports. The base price is adjusted to a realized price to account for the discount provisions contained in the two ferroniobium offtake agreements that the Company has concluded.

NioCorp engaged OnG Commodities LLC ("OnG") to produce a market assessment in April 2017. The study examines current scandium production trends (approximately 20 tons/year) from existing and emerging producers plus an outlook for supply to 2028. The outlook then reviewed the current and emerging applications for scandium, including fuel cells, aerospace, industrial and other uses, plus an outlook for demand to 2028. Based on these inputs, OnG provided pricing forecasts and global demand volumes by year to 2028 based estimated production costs and supply-demand balances. The pricing for the OnG Commodities report was updated for NioCorp in 2019.

No formal market study was done for TiO_2 as it only represents 2% of overall revenue in the economic analysis. All market information for titanium and TiO_2 is derived from USGS Commodity Market Summaries (Bedinger, 2019).

<u>Taxation Rates Included in the 2022 Elk Creek Feasibility Study</u>

Taxes that may be levied on the Elk Creek Project include corporate income tax rates of 21% for federal and 5.84% for Nebraska. The Elk Creek Project is eligible for federal depletion allowances and credits, as well as various state incentives. The calculated effective income tax rate for the Elk Creek Project is 16.42% for the 2022 Feasibility Study.

<u>Design Considerations for Environmental Performance</u>

The current mine design incorporates the following strategies and technologies designed to minimize environmental impacts of operation:

●   Zero Process Liquid Discharge: The Elk Creek facility will now operate as a "Zero Process Liquid Discharge" facility, with no releases of process liquids. Instead, both naturally occurring, brackish (slightly salty) water produced during mining operations, and water used in ore processing, will be treated on site for use in operations. A solid salt will be produced from water treatment operations which will be stored on site.

●   Additional Protection of Groundwater Resources Through Artificial Ground Freezing: The Elk Creek Project's new mine design will utilize artificial ground freezing as part of the process of sinking the production and ventilation shafts. Artificial ground freezing creates a temporary frozen barrier that helps to protect groundwater resources in the area while shaft-sinking operations are underway.

●   Avoidance of Permanent Impacts to Federally Jurisdictional Waters: We designed the layout of the Elk Creek Project to minimize or avoid permanent impacts to any federally jurisdictional waters and/or wetlands on the property. This reduced the expected environmental impacts and allowed the Elk Creek Project to secure a Clean Water Act Section 404 permit from the USACE under the Nationwide Permit Program, a much more efficient and less expensive process than an individual Section 404 permit. No other NEPA-level federal permits are now expected to be required for the Elk Creek Project.

●   Recycling of Reagents Used in Mineral Processing: Metallurgical and process advances made in 2016 and 2017 are expected to help reduce the volume of material planned for disposal in the Elk Creek Project's tailings storage areas. As more of this material is recycled, the environmental footprint of the Elk Creek Project is reduced.

●   Utilizing Tailings as Underground Mine Backfill: We plan to fill underground voids concurrently with mining operations using a paste backfill material that contains mine waste material that typically would be stored in above-ground tailings storage areas.

The Company has not identified any significant encumbrances to the property it owns or holds under OTP agreements. The Company has not had any permit violations or fines since the filing of our Annual Report on Form 10-K for the fiscal year ended June 30, 2023.

Permitting requirements for the project have been identified. The Company holds an Air Construction Permit from the State of Nebraska and a Special Use Permit from Johnson County, both of which are necessary to allow the start of project construction. In addition, the Elk Creek Project will be required to obtain a series of permits for operations from federal, state, and local agencies. The majority of these permits are ministerial in nature and present minimal risk to the Company, and typically involve the completion of an application and the payment of a nominal fee. Three permits from the state of Nebraska are discretionary in nature, where an application and fee are provided to the state and the state must make a decision as to whether or not the permit will be granted. While the risk involved in such permits is low, such discretionary permits require more processing time by the state and do require the state agency to make a decision in favor of issuance of the permit. These three permits include the following:

●   Solid Waste Permit;
●   Air Operating Permit; and
●   Radioactive Materials License.

The cost and schedule for obtaining both the discretionary and ministerial permits is included in the overall execution plan for the Elk Creek Project. Additional details on the project's permitting requirements can be found in Section 17 of the S-K 1300 Elk Creek Technical Report Summary.

Mineral Reserves and Resources

The mineral reserves and mineral resources disclosed below are based on the S-K 1300 Elk Creek Technical Report Summary, which was originally filed as Exhibit 96.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2022. Mineral reserves and mineral resources at the Elk Creek Project as of June 30, 2024, are summarized in the tables below. Further discussion and background regarding the approaches used to establish mineral reserves and mineral resources is contained in Chapters 11 and 12 of the S-K 1300 Elk Creek Technical Report Summary.

Elk Creek Project In Situ Mineral Resource Estimate (niobium, titanium, and scandium) Excluding Reserves
as of June 30, 2024

Class	NSR Cutoff	Tonnage (Mt)		
Indicated	$180	151.7	Nb_2O_5 (%)	Nb_2O_5 (kt)
			0.43	649.8
			TiO_2 (%)	TiO_2 (kt)
			2.02	3,067
			Sc (ppm)	Sc (t)
			56.42	8,558
Inferred	$180	108.3	Nb_2O_5 (%)	Nb_2O_5 (kt)
			0.39	426.6
			TiO_2 (%)	TiO_2 (kt)
			1.92	2,082
			Sc (ppm)	Sc (t)
			52.28	5,660

Elk Creek Project In Situ Mineral Resource Estimate (rare earth oxides) Excluding Reserves
as of June 30, 2024

Class	NSR Cut-off	Tonnage (Mt)						
Indicated	$180	151.7	La_2O_3 (%)	La_2O_3 (kt)	Ce_2O_3 (%)	Ce_2O_3 (kt)	Pr_2O_3 (%)	Pr_2O_3 (kt)
			0.0766	116.2	0.1320	200.2	0.0140	21.3
			Nd_2O_3 (%)	Nd_2O_3 (kt)	Sm_2O_3 (%)	Sm_2O_3 (kt)	Eu_2O_3 (%)	Eu_2O_3 (kt)
			0.0511	77.5	0.0116	17.6	0.0040	6.0
			Gd_2O_3 (%)	Gd_2O_3 (kt)	Tb_2O_3 (%)	Tb_2O_3 (kt)	Dy_2O_3 (%)	Dy_2O_3 (kt)
			0.0096	14.6	0.0011	1.6	0.0044	6.7
			Ho_2O_3 (%)	Ho_2O_3 (kt)	Er_2O_3 (%)	Er_2O_3 (kt)	Tm_2O_3 (%)	Tm_2O_3 (kt)
			0.0006	1.0	0.0015	2.2	0.0002	0.3
			Yb_2O_3 (%)	Yb_2O_3 (kt)	Lu_2O_3 (%)	Lu_2O_3 (kt)	Y_2O_3 (%)	Y_2O_3 (kt)
			0.0010	1.5	0.0001	0.2	0.0187	28.4
			LREO (%)	LREO (kt)	HREO (%)	HREO (kt)	TREO (%)	TREO (kt)
			0.2737	415.2	0.0528	80.0	0.3265	495.2
Inferred	$180	108.3	La_2O_3 (%)	La_2O_3 (kt)	Ce_2O_3 (%)	Ce_2O_3 (kt)	Pr_2O_3 (%)	Pr_2O_3 (kt)
			0.0943	102.1	0.1576	170.6	0.0163	17.7
			Nd_2O_3 (%)	Nd_2O_3 (kt)	Sm_2O_3 (%)	Sm_2O_3 (kt)	Eu_2O_3 (%)	Eu_2O_3 (kt)
			0.0575	62.2	0.0116	12.6	0.0038	4.1
			Gd_2O_3 (%)	Gd_2O_3 (kt)	Tb_2O_3 (%)	Tb_2O_3 (kt)	Dy_2O_3 (%)	Dy_2O_3 (kt)
			0.0090	9.8	0.0010	1.1	0.0042	4.6
			Ho_2O_3 (%)	Ho_2O_3 (kt)	Er_2O_3 (%)	Er_2O_3 (kt)	Tm_2O_3 (%)	Tm_2O_3 (kt)
			0.0006	0.7	0.0014	1.5	0.0002	0.2
			Yb_2O_3 (%)	Yb_2O_3 (kt)	Lu_2O_3 (%)	Lu_2O_3 (kt)	Y_2O_3 (%)	Y_2O_3 (kt)
			0.0010	1.1	0.0001	0.1	0.0182	19.7
			LREO (%)	LREO (kt)	HREO (%)	HREO (kt)	TREO (%)	TREO (kt)
			0.3257	352.6	0.0512	55.5	0.3769	408.1

Notes:
a. Classification of mineral resources in the above tables is in accordance with the S-K 1300 classification system. Mineral resources in this table are reported exclusive of mineral reserves.
b. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
c. The mineral resources are reported at a Diluted Net Smelter Return (NSR) Cut-off of $180/tonne.
d. The diluted NSR is defined as:
- $$\text{Diluted NSR (\$)} = \frac{\text{Revenue per block } Nb_2O_5 \text{ (diluted)} + \text{Revenue per block } TiO_2 \text{ (diluted)} + \text{Revenue per block } Sc \text{ (diluted)}}{\text{Diluted tonnes per block}}$$
- The diluted revenue from Nb_2O_5, TiO_2, and Sc per block used the following factors:
  - Nb_2O_5 Revenue: a 94% grade recovery, a 0.696 factor to convert Nb_2O_5 to Nb, 82.36% assumption for plant recovery, and a $39.60 selling price per kg of ferroniobium as of June 30, 2022.
  - TiO_2 Revenue: a 94% grade recovery, a 40.31% assumption for plant recovery, and an $0.88 kg selling price per kg of titanium oxide as of June 30, 2022.
  - Sc Revenue: a 94% grade recovery, a 1.534 factor to convert Sc to Sc_2O_3, 93.14% assumption for plant recovery, and a $3,675 selling price per kg of scandium oxide as of June 30, 2022.
  - The diluted tonnes are a 6% increase in the total tonnes of the block.
e. Price assumptions for FeNb, Sc_2O_3, and TiO_2 as shown in note d, above, are based upon independent market analyses for each product.
f. Numbers may not sum due to rounding. The rounding is not considered to be material.
g. Rare Earth Oxides (REO) were evaluated as a potential by-product to the mining of niobium, titanium, and scandium; thus, the estimated values of the REOs are reported using the previously determined diluted NSR as derived from the Nb_2O_5, TiO_2, and Sc mineral resources and are assigned a price of $0.
h. The stated Light Rare Earth Oxides (LREO) grade (%) is the summation of La_2O_3 (%), Ce_2O_3 (%), Pr_2O_3 (%), and Nd_2O_3 (%) estimates.
i. The stated Heavy Rare Earth Oxides (HREO) grade (%) is the summation of Sm_2O_3 (%), Eu_2O_3 (%), Gd_2O_3 (%), Tb_2O_3 (%), Dy_2O_3 (%), Ho_2O_3 (%), Er_2O_3 (%), Tm_2O_3 (%), Yb_2O_3 (%), Lu_2O_3 (%), and Y_2O_3 (%) estimates.
j. The stated Total Rare Earth Oxide (TREO) grade (%) is the summation of LREO (%) and HREO (%).
k. The effective date of the mineral resource, including by-products, is June 30, 2024.

Elk Creek Project Underground In Situ Mineral Reserves Estimate for Elk Creek
as of June 30, 2024

Classification	Tonnage (kt)	Nb_2O_5 Grade (%)	Contained Nb_2O_5 (t)	Payable Nb (t)	TiO_2 Grade (%)	Contained TiO_2 (t)	Payable TiO_2 (t)	Sc Grade (ppm)	Contained Sc (t)	Payable Sc_2O_3 (t)
Proven	-	-	-	-	-	-	-	-	-	-
Probable	36,656	0.81	297,278	170,409	2.92	1,071,182	431,793	70.2	2,573	3,677
Total	36,656	0.81	297,278	170,409	2.92	1,071,182	431,793	70.2	2,573	3,677

All figures are rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.

- The qualified person for the mineral reserve estimate is Optimize Group Inc. The estimate has an effective date of June 30, 2024.
- The mineral reserve is based on the mine design, mine plan, and cash-flow model utilizing an average cut-off grade of 0.679% Nb_2O_5 with an NSR of $180/mt.
- The estimate of mineral reserves may be materially affected by metal prices, environmental, permitting, legal, title, taxation, socio-political, marketing, infrastructure development, or other relevant issues.
- The economic assumptions used to define mineral reserve cut-off grade are as follows:
  ○ Annual life of mine (LoM) production rate of ~7,450 tonnes of FeNb/annum during the years of full production.
  ○ Initial elevated five-year production rate ~ 7,500 tonnes of FeNb/annum when full production is reached.
  ○ Mining dilution of ~6% was applied to all stopes and development, based on 3% for the primary stopes, 9% for the secondary stopes, and 5% for ore development.
  ○ Mining recoveries of 95% were applied in longhole stopes and 62.5% in sill pillar stopes.

Parameter	Value	Unit
Mining Cost	42.38	$/t mined
Processing	106.70	$/t mined
Water Management and Infrastructure	16.62	$/t mined
Tailings Management	2.01	$/t mined
Other Infrastructure	5.47	$/t mined
General and Administrative	8.91	$/t mined

Royalties/Annual Bond Premium	8.34	$/t mined
Other Costs	6.29	$/t mined
Total Cost	**196.72**	**$/t mined**
Nb_2O_5 to Niobium Conversion	69.60	%
Niobium Process Recovery	82.36	%
Niobium Price	39.60	$/kg
TiO_2 Process Recovery	40.31	%
TiO_2 Price	0.88	$/kg
Sc Process Recovery	93.14	%
Sc to Sc_2O_3 Conversion	153.40	%
Sc Price	3,675.00	$/kg

- Price assumptions are as follows: FeNb $39.60/kg Nb, Sc_2O_3 $3,675/kg, and TiO_2 $0.88/kg. Price assumptions are based upon independent market analyses for each product as of June 30, 2022.
- Price and cost assumptions are based on the pricing of products at the "mine-gate," with no additional down-stream costs required. The assumed products are ferroniobium (metallic alloy shots consisting of 65%Nb and 35% Fe), a titanium dioxide product in powder form, and scandium trioxide in powder form.
- The mineral reserve has an average LoM NSR of $563.06/tonne.
- Optimize Group has provided detailed estimates of the expected costs based on the knowledge of the style of mining (underground) and potential processing methods (by third-party qualified persons).
- Mineral reserve effective date is June 30, 2024. The financial model was run after the estimate of the NSR above, which reflects a total cost per tonne of $196.72 versus $189.91. This is not considered a material change.
- Price variances for commodities are based on independent market studies versus earlier projected pricing. The independent market studies do not have a negative effect on the reserve.

Comparison of Mineral Resources and Mineral Reserves

There were no changes in the Elk Creek Project mineral resource or reserve estimates as of June 30, 2024, as compared to the Elk Creek Project mineral resource and reserve estimates as of June 30, 2023.

Environmental and Social

A number of key permits and environmental management requirements have been identified for the Elk Creek Project, some of which need to be implemented as soon as practicable in order to maintain the proposed Elk Creek Project schedule.

- While not necessarily complex, the timing generally required to complete permitting through any federal regulatory agency requires that NioCorp engage key agencies (in this case the USACE and possibly the EPA) early on in Elk Creek Project development and consider the siting and orientation of facilities carefully to minimize the risk of a protracted National Environmental Policy Act analysis of the Elk Creek Project. At the present time, the Company believes that we have completed the major federal permitting actions needed for project construction, although changes to the design or location of project facilities may require that additional federal permits be obtained.
- Construction at the facility requires an Air Permit from the State of Nebraska, which was issued to the Company on June 2, 2020. The Air Permit describes all the prospective air emissions from the facility and required the completion of an air quality model that demonstrates compliance with the NAAQS. On April 15, 2022, the Company announced that the Nebraska Department of Environment and Energy advised the Company that periodic extensions to the Elk Creek Project's Air Permit are no longer required because the Company has met the regulatory definition of "construction, reconstruction, or modification of the source" since the permit was issued.
- A radioactive materials license will be needed from the Nebraska Department of Health and Human Services ("NDHHS"), Office of Radiological Health. Because of their limited experience with hard rock mining in the State of Nebraska, much less mining that includes Naturally Occurring Radioactive Material, the NDHHS may require additional information and more time to approve the Elk Creek Project under a Broad Scope License. The Company has been working with NDHHS on this aspect of project permitting since 2014.
- Documentation of existing baseline environmental conditions at the Elk Creek Project site was initiated in 2014 and will continue as needed throughout the permitting process.

- Surface water monitoring will continue throughout the permitting process and extend into construction and operations as part of the Environmental Management System and likely State of Nebraska permit requirements.
- A wetland delineation and potential jurisdictional waters assessment was conducted in late 2014 to identify wetland and drainage features within the proposed Elk Creek Project boundary which resulted in a formal JD being issued by the USACE on September 6, 2016.
- The major land-use authorization for the project was received from Johnson County, Nebraska, on December 24, 2019, in the form of a Special Use Permit for the project. This land-use permit is a necessary precursor to any project-related construction activities. County zoning permits will be required for individual buildings constructed at the site, and the County requirement is that such applications must be submitted five days before construction commences.
- Closure costs for the Elk Creek Project have been estimated at just over $44 million, including approximately $13.5 million for reclamation and closure of the TSFs and $16.6 million for plant and building removal and reclamation.
- Community engagement has occurred in parallel with Nebraska field operations and has included public meetings, presentations to public agencies, communications with local and state politicians, meetings with environmental groups, and one-on-one meetings with area landowners.

Other Elk Creek Project Activities

The Company completed the installation and commissioning of a continuous groundwater level monitoring system during the quarter ended September 30, 2023. The system collects and records data in three geologic strata of interest: the upper glacial till, the Pennsylvanian limestone that underlies the glacial till, and the carbonatite that underlies the limestone. The data collected from this effort will assist the Company's contract hydrogeologists to refine and improve the hydrogeologic model for the Elk Creek Project.

The Company completed a mine geotechnical review and a site visit by a qualified person, as defined in NI 43-101 and subpart 1300 of Regulation S-K, during the quarter ended September 30, 2023. The Company's contract geotechnical engineering firm inspected drill core and conducted a site inspection. As funding becomes available, the geotechnical firm will review and update their geomechanical model of the project to ensure that the mining operation will be conducted under safe and stable ground conditions.

The Demonstration Plant completed metallurgical operations during the quarter ended September 30, 2023. The impetus for the Demonstration Plant was to address recommendations in the Company's most recent S-K 1300 Elk Creek Technical Report Summary and to establish metallurgical performance criteria for the rare earths. The Demonstration Plant was successful in this regard, and the measured improvements in metallurgical performance are summarized in the following table:

Feasibility Study 2022			Demonstration Plant		
Product	Form	Recovery	Product	Form	Recovery
Niobium	Ferroniobium	82.4%	Niobium	Ferroniobium Nb_2O_5	86.7% 90.7%
Titanium	TiO_2 (Synthetic Rutile)	40%	Titanium	$TiCl_4$ ("Tickle")	83.7%
Scandium	Sc_2O_3	93.1%	Scandium	Sc_2O_3	>92%
			Neodymium / Praseodymium Oxide	$(NdPr)_2O_3$	>92%
			Dysprosium Oxide	Dy_2O_3	>92%
			Terbium Oxide	Tb_2O_3	>92%

During the quarter ended December 31, 2023, the Company's Demonstration Plant located in Trois-Rivieres, Quebec also completed the production of waste materials for follow-on characterization to support tailings impoundment and paste backfill engineering design. Additional work at the Demonstration Plant is underway to further explore improvements to solvent extraction operations and to produce product samples for prospective customers. Operations were completed at the Demonstration Plant in February 2024.

During the quarter ended December 31, 2023, the Company, through a contract engineering firm (Olsson), completed a 90% engineering package for various road improvements in the vicinity of the Elk Creek Project site, and shared the 90% engineering drawings with the Nebraska Department of Transportation and Johnson County as part of the normal process for permitting road improvements.

The Company retained a mine engineering consultant in February 2024 to evaluate, at a scoping level, the costs and benefits of electrifying the mine and accessing it via ramps instead of vertical shafts along with using Railveyor technology in one of the ramps to move ore and waste rock to surface. The evaluation did not include the detailed examination of geotechnical or hydrogeologic issues. The findings of the evaluation indicated a potential savings in upfront capital cost, a shorter schedule to get the mine to full production, and potential operating cost savings. These findings are preliminary but encouraging, and the Company plans a more detailed evaluation of this option for the design of the underground mine as part of a future update to the S-K 1300 Elk Creek Technical Report Summary.

Proposed Activities

At present, the Company is maintaining the Elk Creek Property in anticipation of obtaining project financing that will facilitate the construction, commissioning, and operation of the Elk Creek Project. The property is characterized as a development stage property and is expected to move to a production stage property should financing be obtained.

As funds become available through the Company's fundraising efforts, we expect to undertake the following activities:

- Continuation of the Company's efforts to secure federal, state and local operating permits;
- Continued evaluation of the potential to produce rare earth products and sell such products under offtake agreements;
- Negotiation and completion of offtake agreements for the remaining uncommitted production of Nb, Sc, and Ti from the project, including the potential sale of Ti as titanium tetrachloride, as well as potential REE production;
- Negotiation and completion of engineering, procurement, and construction agreements;
- Completion of the final detailed engineering for the underground portion of the Elk Creek Project;
- Initiation and completion of the final detailed engineering for surface project facilities;
- Construction of natural gas and electrical infrastructure under existing agreements to serve the Elk Creek Project site;
- Completion of water supply agreements and related infrastructure to deliver fresh water to the project site;
- Initiation of revised mine groundwater investigation and control activities;
- Initiation of long-lead equipment procurement activities; and
- As a follow-on to the Company's Demonstration Plant operations, complete characterization and testing of waste materials to support tailings impoundment and paste backfill plant designs.

Non-GAAP Financial Performance Measures

Non-GAAP financial performance measures are intended to provide additional information only and do not have any standard meaning prescribed by U.S. GAAP. These measures should not be considered in isolation or as a substitute for performance measures prepared in accordance with U.S. GAAP.

The S-K 1300 Elk Creek Technical Report Summary uses non-GAAP financial performance measures, such as EBITDA, Averaged Annual EBITDA, and Averaged EBITDA Margin, for purposes of projecting the economic results of the Elk Creek Project. We are unable to provide a reconciliation of these forward-looking non-GAAP measures to the most comparable U.S. GAAP financial performance measures because certain information needed to reconcile those non-GAAP measures to the most comparable U.S. GAAP financial performance measures is dependent on future events, some of which are outside the control of the Company, such as FeNb, Sc_2O_3, and TiO_2 prices, interest rates, and exchange rates. Moreover, estimating such U.S. GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort.

Corporate Headquarters

We lease our principal executive office space at 7000 South Yosemite Street, Suite 115, Centennial, Colorado.

ITEM 3.   LEGAL PROCEEDINGS

As of September 20, 2024, we are not a party to any legal proceedings that could have a material adverse effect on the Company's business, financial condition, or operating results. Further, to the Company's knowledge, no such proceedings have been threatened against the Company.

ITEM 4.   MINE SAFETY DISCLOSURES

Pursuant to Section 1503(a) of the United States Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the U.S. are required to disclose specified information about mine health and safety in their periodic reports. These reporting requirements are based on the safety and health requirements applicable to mines under the Federal Mine Safety and Health Act of 1977 (the "Mine Act") which is administered by the U.S. Department of Labor's Mine Safety and Health Administration ("MSHA"). During the fiscal year ended June 30, 2024, the Company and its subsidiaries and their properties or operations were not subject to regulation by MSHA under the Mine Act and thus no disclosure is required under Section 1503(a) of the Dodd-Frank Act.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The Common Shares are listed for trading on the Nasdaq under the trading symbol "NB". The Company voluntarily delisted from the TSX effective as of close of markets on May 3, 2024. The Company also trades on the Frankfurt Stock Exchange as "BR3."

Holders

As of September 13, 2024, we had 18,311 holders of record of the Common Shares.

Dividends

We have not paid any cash dividends on the Common Shares since our inception and do not anticipate paying any cash dividends in the foreseeable future. We plan to retain our earnings, if any, to provide funds for the expansion of our business.

Securities Authorized for Issuance Under Equity Compensation Plans

See Equity Compensation Plan information under *Item 12*, "*Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*," for information on plans approved by our shareholders.

Purchases of Equity Securities by the Company

We did not make any repurchases in the quarter ended June 30, 2024.

Recent Sales of Unregistered Securities

Date	Gross Proceeds ($000)	Shares Issued	Price/Share
April 25, 2024[1]	$510	230,560	$2.2123
May 6, 2024[1]	502	234,142	2.1435
May 13, 2024[2]	221	90,000	2.4590
May 17, 2024[2]	169	75,000	2.2551
May 21, 2024[2]	177	82,500	2.1400
May 24, 2024[2]	167	81,000	2.0597
May 31, 2024[2]	344	150,000	2.2909
May 31, 2024[1]	202	94,455	2.1435
June 4, 2024[2]	303	135,000	2.2467
June 10, 2024[2]	223	111,000	2.0059
June 18, 2024[2]	203	105,000	1.9377
June 27, 2024[2]	113	66,000	1.7196

(1) Issued in reliance on Section 3(a)(9) of the Securities Act, in connection with the voluntary conversion of a portion of the amount outstanding under the Convertible Debentures and based upon representations and warranties of Yorkville in connection therewith.

(2) Issued in reliance on Section 4(a)(2) of the Securities Act in connection with the closing of an advance under the Yorkville Equity Facility Financing Agreement and based upon representations and warranties of Yorkville in connection therewith.

Exchange Controls

There are no governmental laws, decrees, or regulations in Canada that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the securities of NioCorp, other than Canadian withholding tax. See "Certain Canadian Federal Income Tax Considerations for U.S. Residents" below.

Certain Canadian Federal Income Tax Considerations for U.S. Residents

The following generally summarizes certain Canadian federal income tax consequences generally applicable under the Income Tax Act (Canada) and the regulations enacted thereunder (collectively, the "Canadian Tax Act") and the Canada-United States Tax Convention (1980) (the "Convention") to the holding and disposition of Common Shares.

Comment is restricted to holders of Common Shares each of whom, at all material times for the purposes of the Canadian Tax Act and the Convention, (i) is resident solely in the U.S. for tax purposes, (ii) is a "qualifying person" under and entitled to the benefits of the Convention, (iii) holds all Common Shares as capital property, (iv) holds no Common Shares that are "taxable Canadian property" (as defined in the Canadian Tax Act) of the holder, (v) deals at arm's-length with and is not affiliated with NioCorp, (vi) does not and is not deemed to use or hold any Common Shares in a business carried on in Canada, (vii) is not an insurer that carries on business in Canada and elsewhere, (viii) is not an "authorized foreign bank" (as defined in the Canadian Tax Act), and (ix) has not entered into a "derivative forward agreement" (as defined in the Canadian Tax Act) with respect to the Common Shares (each such holder, a "U.S. Resident Holder").

Certain U.S.-resident entities that are fiscally transparent for U.S. federal income tax purposes (including limited liability companies) may not in all circumstances be entitled to the benefits of the Convention. Members of or holders of an interest in such an entity that holds Common Shares should consult their own tax advisers regarding the extent, if any, to which the benefits of the Convention will apply to the entity in respect of its Common Shares.

Generally, a U.S. Resident Holder's Common Shares will be considered to be capital property of such holder provided that the U.S. Resident Holder is not a trader or dealer in securities, did not acquire, hold, or dispose of the Common Shares in one or more transactions considered to be an adventure or concern in the nature of trade (i.e. speculation), and does not hold the Common Shares in the course of carrying on a business.

This summary is based on the current provisions of the Canadian Tax Act and the Convention in effect as of the date prior to the date hereof, all specific proposals to amend the Canadian Tax Act and Convention publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA"). It is assumed that all such amendments will be enacted as currently proposed, and that there will be no other material change to any applicable law or administrative policy or assessing practice, whether by way of judicial, legislative or governmental decision or action, although no assurance can be given in these respects. This summary is not exhaustive of all possible Canadian federal income tax considerations. Except as otherwise expressly provided, this summary does not take into account any provincial, territorial, or foreign tax considerations, which may differ materially from those set out herein.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be and should not be construed as legal or tax advice to any particular U.S. Resident Holder. U.S. Resident Holders are urged to consult their own tax advisers for advice with respect to their particular circumstances. The discussion below is qualified accordingly.

Generally, a U.S. Resident Holder's Common Shares will not constitute "taxable Canadian property" of such holder at a particular time at which the Common Shares are listed on a "designated stock exchange" (which currently includes Nasdaq) unless, at any time during the 60-month period that ends at the particular time both of the following conditions are concurrently met:

1. 25% or more of the issued shares of any class of the capital stock of NioCorp were owned by or belonged to one or any combination of:

    a. the U.S. Resident Holder,

    b. persons with whom the U.S. Resident Holder did not deal at arm's length, and

    c. partnerships in which the U.S. Resident Holder or a person referred to in clause (b) holds a membership interest directly or indirectly through one or more partnerships, and

2. more than 50% of the fair market value of the Common Shares was derived directly or indirectly from, one or any combination of, real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Canadian Tax Act), "timber resource properties" (as defined in the Canadian Tax Act), or options in respect of, or interests in any of the foregoing, whether or not the property exists.

Common Shares may also be deemed to be "taxable Canadian property" in certain circumstances set out in the Canadian Tax Act.

A U.S. Resident Holder who disposes or is deemed to dispose of one or more Common Shares generally should not thereby incur any liability for Canadian federal income tax in respect of any capital gain arising as a consequence of the disposition.

A U.S. Resident Holder to whom NioCorp pays or credits or is deemed to pay or credit a dividend on such holder's Common Shares will be subject to Canadian withholding tax, and NioCorp will be required to withhold the tax from the dividend and remit it to the CRA for the holder's account. The rate of withholding tax under the Canadian Tax Act is 25% of the gross amount of the dividend, but should generally be reduced under the Convention to 15% (or, if the U.S. Resident Holder is a company which is the beneficial owner of at least 10% of the voting stock of NioCorp, 5%) of the gross amount of the dividend. For this purpose, a company that is a resident of the United States for purposes of the Canadian Tax Act and the Convention and is entitled to the benefits of the Convention shall be considered to own the voting stock of NioCorp owned by an entity that is considered fiscally transparent under the laws of the United States and that is not a resident of Canada, in proportion to such company's ownership interest in that entity.

ITEM 6.   *RESERVED*

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis ("MD&A") provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of NioCorp and subsidiaries. This item should be read in conjunction with our consolidated financial statements and the notes thereto included in this Annual Report on Form 10-K.

See Item 1, "*Business—Historical Development of the Business*," for a description of the 2023 Transactions.

Summary of Consolidated Financial and Operating Performance

The Company had no revenues from mining operations during the fiscal years presented below. Operating expenses incurred related primarily to performing exploration and feasibility study related activities, as well as the activities necessary to support corporate and shareholder duties.

	For the year ended June 30,	
	2024	2023
	($000)	
Operating expenses	$ 13,757	$ 37,410
Net loss attributable to the Company	(11,435)	(40,080)
Net loss per share (basic and diluted)	(0.31)	(1.34)

The net loss attributable to the Company decreased to $11.4 million for fiscal year 2024 from $40.1 million for fiscal year 2023. This decreased net loss in fiscal year 2024 as compared to fiscal year 2023 is primarily due to the recognition of general transaction expenses, Earnout Shares, and warrant liabilities associated with the fiscal year 2023 GXII Transaction as well as a decrease in exploration expenditures and fiscal year 2024 non-cash gains associated with changes in Earnout Share valuations and warrant liability valuations.

Results of Operations

The Company had no revenues from mining operations during the fiscal years presented below. Operating expenses incurred related primarily to costs incurred in connection with the 2023 Transactions, as well as performing exploration and feasibility study related activities, and the activities necessary to support corporate and shareholder duties, as detailed in the following table.

	For the year ended June 30,	
	2024	2023
	($000)	
Operating expenses:		
Employee related costs	$ 3,509	$ 2,323
Professional fees	3,533	2,581
Exploration expenditures	2,552	5,348
Other operating expenses	4,163	27,158
Total operating expenses	13,757	37,410
Change in fair value of earnout shares liability	(6,704)	(2,674)
Change in fair value of warrant liabilities	(1,875)	1,414
Change in fair value of convertible note	2,542	-
Loss on debt extinguishment	-	1,922
Interest expense	4,490	2,336
Foreign exchange (gain) loss	(31)	216
Other gains	(147)	(13)
Loss on equity securities	5	1
Income tax benefit	(139)	(304)
Loss attributable to noncontrolling interest	(463)	(228)
Net loss attributable to the Company	$ (11,435)	$ (40,080)

Fiscal Year 2024 as Compared to Fiscal Year 2023

Significant items affecting operating expenses are noted below:

Other operating expenses include costs incurred in connection with the 2023 Transactions, including direct transaction expenses, and the fair value of warrant and Earnout Shares liabilities assumed, as well as costs related to investor relations, general office expenditures, equity offering and proxy expenditures, Board-related expenditures, and other miscellaneous costs. These costs decreased in fiscal year 2024 as compared to fiscal year 2023 primarily due to $23.8 million of costs incurred in connection with the 2023 Transactions, which closed on March 17, 2023, as well as overall lower expenditures during fiscal year 2024 for financial services, Board stipends and share-based compensation, and investor relation services. This decline was partially offset by the fiscal year 2024 impact of $1.0 million of additional director and officer insurance premiums associated with our listing on Nasdaq.

Employee-related costs increased in 2024 as compared to 2023, primarily due to an increase in the number of options issued to employees in 2024 partially offset by a lower fair value per option as well as the impact of board-authorized employee salary increases which became effective April 1, 2023.

Exploration expenditures decreased in fiscal year 2024 as compared to fiscal year 2023, reflecting work performed in fiscal year 2023 to complete the development of the Demonstration Plant and the subsequent operation of the Demonstration Plant to verify process improvement efforts and advance the technical and economic analyses on the potential addition of magnetic rare earth oxides to NioCorp's planned product suite. In addition, 2023 costs increased due to costs related to the completion and filing of the Technical Report Summary based on the Company's 2022 Feasibility Study for the Elk Creek Project, which was filed with the SEC on September 6, 2022. Demonstration Plant costs were lower in 2024 as project objectives were completed and the Demonstration Plant operations ended in February 2024.

Professional fees increased in fiscal year 2024 as compared to fiscal year 2023, primarily due to additional accounting fees incurred in 2024 associated with our change in auditors as well as legal costs associated with corporate funding initiatives and Form S-1 and S-3 filings.

Other significant items impacting the change in the Company's net loss are noted below:

Change in fair value of Earnout Shares liability represents the change in fair value related to the Earnout Shares based on the results of Monte Carlo financial modeling. Overall, the decline in the liability corresponds to the overall decline in our share value during fiscal year 2024.

Change in fair value of warrant liability represents the change in fair value related to (i) the additional Warrants (the "Contingent Consent Warrants") that the Company agreed to issue to Lind Global Asset Management III, LLC ("Lind") upon certain conditions in connection with the Waiver and Consent Agreement, dated September 25, 2022, between the Company and Lind (the "Lind Consent"), as discussed in Note 9 to the consolidated financial statements included in Part II, Item 8 hereof, and (ii) the change in fair value of the April 2024 Warrants, as discussed in Note 9 to the consolidated financial statements included in Part II, Item 8 hereof, partially offset by the change in the fair value of the Private Warrants based primarily on the impacts of a lower closing Common Share price, which increases the probability of these Contingent Consent Warrants being issued under the Lind Consent terms.

Change in fair value of convertible notes represents the impact of the initial allocation of fair value to the April 2024 Notes, which are carried at fair value, as well as the change in fair value for the period ended June 30, 2024.

Loss on debt extinguishment represents the loss incurred under Accounting Standards Codification ("ASC") Topic 470, Debt, related to the convertible security issued to Lind (the "Lind III Convertible Security") with a face value of $11.7 million (representing $10.0 million in funding plus an implied 8.5% interest rate per annum for the term of the Lind III Convertible Security) pursuant to the Convertible Security Funding Agreement, dated February 16, 2021, as amended by Amendment #1 to the Convertible Security Funding Agreement, dated

December 2, 2021, between the Company and Lind (as amended, the "Lind III Agreement"), as discussed in Note 9 to the consolidated financial statements included in Part II, Item 8 hereof.

Interest expense increased in fiscal year 2024 as compared to fiscal year 2023 due to the impacts of Convertible Debenture interest expense incurred in fiscal year 2024.

Loss attributable to noncontrolling interest represents the portion of net loss in ECRC attributable to the Vested Shares, which are not owned by the Company.

Liquidity and Capital Resources

We have no revenue generating operations from which we can internally generate funds. To date, our ongoing operations have been financed by the sale of our equity securities by way of private placements, convertible securities issuances, the exercise of incentive Options and Warrants, and related party loans. With respect to currently outstanding Options and Warrants, we believe that exercise of these instruments, and cash proceeds from such exercises, will not occur unless and until the market price for our Common Shares equals or exceeds the related exercise price of each instrument.

In connection with the Closing of the 2023 Transactions, the Company received net cash proceeds of $8.3 million, as follows:

Description	Amount
	($000)
Net cash received from GXII trust account, after payment of direct and incremental transaction costs incurred by GXII	$ 2,168
Net proceeds from the Yorkville Convertible Debt Financing Agreement	14,857
Net cash costs incurred in connection with Yorkville Equity Facility Financing Agreement	(1,996)
NioCorp direct and incremental transaction costs	(6,715)
Net proceeds from 2023 Transactions	$ 8,314

The 2023 Transactions delivered to NioCorp several important benefits, including a ready pathway to an up-listing to the Nasdaq, which is expected to allow additional institutional firms to invest in the Company for the first time. Further, we believe it has given NioCorp and the Elk Creek Project a much higher profile among institutional investors evaluating projects in the critical materials space.

The sale of the April 2024 Notes has provided, and the Yorkville Equity Facility Financing is expected to provide, near-term and longer-term access to capital. The ability of the Company to draw down on the Yorkville Equity Facility Financing Agreement, at its discretion, is subject to certain limitations and the satisfaction of certain conditions. When available, the Yorkville Equity Facility Financing Agreement provides an opportunity to actively manage the cash needs of the Company more closely. Historically, cash has generally been available to the Company through private placements of equity for which the timing did not always coincide with the Company's cash needs. In the near term, the Company intends to utilize the Yorkville Equity Facility Financing Agreement to offset amounts owed under the April 2024 Notes. The Company may also utilize the Yorkville Equity Facility Financing Agreement to potentially generate funds at a time when they are in need. Alternatively, the Company can also utilize the Yorkville Equity Facility Financing Agreement for opportunistic share sales.

On July 19, 2024, the Company and Yorkville entered into a make-whole payment agreement under which Yorkville agreed to convert the remaining principal and accrued interest of $553,767 under the Convertible Debenture into Common Shares in exchange for a $95,000 make-whole payment.

On September 17, 2024, all the remaining outstanding Financing Warrants expired.

On September 17, 2024, the Company's Common Share price was below the threshold price set forth in the Lind Consent, and accordingly, the Company issued 2,816,742 Contingent Consent Warrants to Lind. Each Contingent Consent Warrant is exercisable for one Common Share at an exercise price of $2.308 and may be exercised at any time prior to their expiration on September 17, 2028. The number of Contingent Consent Warrants issued was based on $5.0 million divided by the five-day volume weighted average price of the Common Shares on September 16, 2024.

As of June 30, 2024, the Company had cash of $2.0 million and a working capital deficit of $9.0 million, compared to cash of $2.3 million and working capital of $0.2 million on June 30, 2023. Subsequent to June 30, 2024, the Company issued 339,250 Common Shares under the Yorkville Equity Facility Financing Agreement in exchange for $0.6 million in gross cash proceeds. On September 11, 2024, the Company and Mark Smith, Chief Executive Officer, President and Executive Chairman of NioCorp, entered into a loan agreement (the "Smith Loan Agreement"), which provides for a $2.0 million non-revolving credit facility. An initial drawdown under the Smith Loan Agreement of $33,000 was completed on September 11, 2024. NioCorp intends to use the net proceeds from these transactions to satisfy amounts due under the April 2024 Notes and for general corporate purposes.

We expect that the Company will operate at a loss for the foreseeable future. The Company's current planned cash needs are approximately $26.0 million until June 30, 2025.

In addition to outstanding accounts payable and short-term liabilities, our average monthly planned expenditures through June 30, 2025 are expected to be approximately $1.6 million per month, of which approximately $375,000 is for corporate overhead and estimated costs related to securing financing necessary for advancement of the Elk Creek Project. This includes general overhead costs, satisfying outstanding accounts payable, and repayment of the April 2024 Notes and the Smith Loan Agreement. This also includes anticipated financing costs associated with the Elk Creek Project, including an updated mine plan in connection with the EXIM application process. The scope of these financing costs remains under discussion with EXIM. Approximately $1.2 million per month is planned for expenditures relating to the advancement of the Elk Creek Project by NioCorp's majority owned subsidiary, ECRC. The Company's ability to continue operations and fund our current work plan is dependent on management's ability to secure additional financing.

The Company anticipates that it does not have sufficient cash on hand to continue to fund basic operations for the next twelve months, and additional funds totaling $25.0 million to $26.0 million, net of funds raised from advances under the Yorkville Equity Facility Financing Agreement and borrowings under the Smith Loan Agreement, are likely to be necessary to continue advancing the project in the areas of financing, permitting, and detailed engineering. While the Yorkville Equity Facility Financing Agreement may provide the Company with access to additional capital, the Company will likely require additional capital to meet its cash needs. Management is actively pursuing such additional sources of debt and equity financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

Elk Creek Property and lease commitments are $15,000 through June 30, 2025. To maintain our currently held properties and fund our currently anticipated general and administrative costs and planned exploration and development activities at the Elk Creek Project for the fiscal year ending June 30, 2025, the Company will likely require additional financing during the current fiscal year. Should such financing not be available in that timeframe, we will be required to reduce our activities and will not be able to carry out all our presently planned activities at the Elk Creek Project.

On June 6, 2023, the Company announced that it had submitted an application to EXIM to obtain EXIM Financing to fund the project costs for the Elk Creek Project, under EXIM's "Make More in America" initiative. The Company was informed that its application received approval by the first of three reviews by the EXIM Transaction Review Committee on October 2, 2023. EXIM deployed additional resources to the processing of the Company's application during the quarter ended December 31, 2023 and has retained financial and legal consultants to support EXIM's due diligence on the Elk Creek Project. On April 15, 2024, the Company received the PPL from EXIM. The PPL is a summary of EXIM's initial due diligence findings and also includes a preliminary Indicative Term Sheet. The PPL identified additional project activities to be undertaken by the Company in conjunction with the EXIM evaluation process. These include an updated mine plan and updated Elk Creek Project capital costs on a final or close-to-final basis reflecting updated process flows. Management is working with EXIM to continue to advance the project through the next stages of EXIM's due diligence and loan application process. We are currently unable to estimate how long the application process may take, and there can be no assurances that we will be able to successfully negotiate a final commitment of debt financing from EXIM.

Except for potential funding from advanced under the Yorkville Equity Facility Financing and potential funding under the Smith Loan Agreement, each as discussed above, and the potential exercise of Options and Warrants, we currently have no further funding commitments or arrangements for additional financing at this time, and there is no assurance that we will be able to obtain any such additional financing on acceptable terms, if at all. Pursuant to the Exchange Agreement, NioCorp is restricted from issuing equity or equity-linked securities (other than Common Shares) or any preferred equity or non-voting equity if such issuance would adversely impact the rights of the holders of the shares of Class B common stock of ECRC, without the consent of the holders of a majority of the shares of Class B common stock of ECRC. The April 2024 Purchase Agreement also contains certain covenants that, among other things, limit NioCorp's ability to use the proceeds from the April 2024 Purchase Agreement to pay related party debt or to enter into any variable rate transaction, including issuances of equity or debt securities that are convertible into Common Shares at variable rates and any equity line of credit, ATM agreement or other continuous offering of Common Shares, other than with Yorkville, subject to certain exceptions. Notwithstanding the restrictions set forth in the Exchange Agreement and the April 2024 Purchase Agreement, there is significant uncertainty that we would be able to secure any additional financing in the current equity or debt markets. The quantity of funds to be raised and the terms of any proposed equity or debt financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Management may pursue funding sources of both debt and equity financing, including but not limited to the issuance of equity securities in the form of Common Shares, Warrants, subscription receipts, or any combination thereof in units of the Company pursuant to private placements to accredited investors or pursuant to public offerings in the form of underwritten/brokered offerings, registered direct offerings, or other forms of equity financing and public or private issuances of debt securities, including secured and unsecured convertible debt instruments or secured debt project financing. Management does not currently know the terms pursuant to which such financings may be completed in the future, but any such financings will be negotiated at arm's-length. Future financings involving the issuance of equity securities or derivatives thereof will likely be completed at a discount to the then-current market price of the Company's securities and will likely be dilutive to current shareholders. In addition, we could raise funds through the sale of interests in our mineral properties, although current market conditions and other recent worldwide events have substantially reduced the number of potential buyers/acquirers of any such interests. However, we cannot provide any assurances that we will be able to be successful in raising such funds.

Based on the conditions described within, management has concluded and the audit opinion and notes that accompany our consolidated financial statements for the year ended June 30, 2024, disclose that substantial doubt exists as to our ability to continue as a going concern. The consolidated financial statements included in this Annual Report on Form 10-K have been prepared under the assumption that we will continue as a going concern. As defined under S-K 1300, we are a development stage issuer, and we have incurred losses since our inception. We may not have sufficient cash, including option and warrant exercises subsequent to June 30, 2024, to fund normal operations and meet debt obligations for the next twelve months without deferring payment on certain current liabilities and raising additional funds. Uncertainty in capital markets, supply chain disruptions, increased interest rates and inflation, and the potential for geographic recessions have contributed to general global economic uncertainty. During fiscal year 2024, these events continued to create uncertainty with respect to overall project funding and timelines. We believe that the going concern uncertainty cannot be alleviated with confidence until the Company has entered into a business climate where funding of its planned ongoing operating activities is secured. Therefore, these factors raise substantial doubt as to our ability to continue as a going concern.

We have no exposure to any asset-backed commercial paper. Other than cash held by our subsidiaries for their immediate operating needs in Colorado and Nebraska, all of our cash reserves are on deposit with major U.S. and Canadian chartered banks. We do not believe that the credit, liquidity, or market risks with respect thereto have increased as a result of the current market conditions. However, in order to achieve greater security for the preservation of our capital, we have, of necessity, been required to accept lower rates of interest, which has also lowered our potential interest income.

Operating Activities

During the year ended June 30, 2024, the Company's operating activities consumed $11.7 million of cash (2023: $17.3 million). Overall, operational outflows during fiscal year 2024 decreased from the corresponding period of 2023 due to fiscal year 2023 cash expenses related to the 2023 Transactions and a decrease in fiscal year 2024 exploration-related spending at the Elk Creek Project. Going forward, the Company's working capital requirements are expected to increase substantially in connection with the development of the Elk Creek Project.

Investing Activities

The Company had minimal investing activities during the years ended June 30, 2024 and 2023, respectively.

Financing Activities

Net cash provided by financing activities was $11.4 million in fiscal year 2024 (2023: $14.6 million). This decrease in financing inflows primarily reflects the timing of cash inflows from the financing transactions disclosed below.

2024 inflows reflect the gross receipts of $1.0 million from the September 2023 Private Placement (as defined below), $1.3 million from the December 2023 Private Placement (as defined below), $0.6 million from the June 2024 Private Placement (as defined below) and $3.3 million from Common Share issuances under the Yorkville Equity Facility Financing Agreement, as well as $6.5 million of net proceeds from the issuance of the April 2024 Notes.

The following is a discussion of significant financing transactions since the beginning of fiscal year 2024:

- On September 1, 2023, the Company closed a non-brokered private placement (the "September 2023 Private Placement") with a single investor and issued 250,000 units of the Company (the "September 2023 Units"), at a price of $4.00 per September 2023 Unit, for aggregate gross proceeds of $1.0 million. Each September 2023 Unit consisted of one Common Share and one Warrant (the "September 2023 Warrants"). Each September 2023 Warrant is exercisable for one Common Share at a price of $4.60 until September 1, 2025.

- On December 22, 2023, the Company closed a non-brokered private placement (the "December 2023 Private Placement") and issued an aggregate of 413,432 units of the Company (the "December 2023 Units"), including an aggregate of 274,587 December 2023 Units to certain non-affiliated accredited investors at a price of $3.08 per December 2023 Unit and an aggregate of 138,845 December 2023 Units to certain of the Company's officers and directors at a price of $3.205 per December 2023 Unit, for aggregate gross proceeds of approximately $1.29 million. Each December 2023 Unit consisted of one Common Share and one Warrant (the "December 2023 Warrants"). Each December 2023 Warrant is exercisable for one Common Share at a price of $3.54 until December 22, 2025.

- On April 12, 2024, the Company issued and sold to Yorkville and Lind Global Fund II LP (together with Yorkville, the "April 2024 Purchasers") $8.0 million aggregate principal amount of unsecured notes (the "April 2024 Notes"), pursuant to a securities purchase agreement, dated April 11, 2024 (the "April 2024 Purchase Agreement"), between the Company and each of the April 2024 Purchasers. Pursuant to the terms of the April 2024 Notes, subject to certain exceptions, on the first day of each calendar month, beginning on June 1, 2024 (excluding August 2024) (the "Payment Date"), the Company will be required to repay a portion of the outstanding balance of all of the April 2024 Notes, on a pro-rata basis, in an amount equal to the sum of (i) $1.4 million of principal (or the outstanding principal if less than such amount) in the aggregate among all of the outstanding April 2024 Notes, plus (ii) 8.0% of the principal amount being paid (the "Payment Premium"), and (iii) accrued and unpaid interest, if any, as of the Payment Date. The Company is required to make payments on each Payment Date until the entire outstanding principal is repaid but will not have an obligation to make a payment on a Payment Date if certain equity conditions (the "Equity Conditions") are satisfied.

  The Company also issued to the April 2024 Purchasers, in proportion to the aggregate principal amount of April 2024 Notes issued to each April 2024 Purchaser, Warrants (the "April 2024 Warrants") to purchase up to 615,385 Common Shares (the "April 2024 Warrants Shares"), which are equal to 25% of the aggregate principal amount of April 2024 Notes issued to the April 2024 Purchasers divided by the exercise price of $3.25, subject to any adjustment to give effect to any stock dividend, stock split or recapitalization.

Pursuant to the April 2024 Purchase Agreement, the April 2024 Purchasers advanced an aggregate of $6.935 million to the Company in consideration of the issuance by the Company to the April 2024 Purchasers of $8.0 million aggregate principal amount of the April 2024 Notes and April 2024 Warrants.

Proceeds from the April 2024 Purchase Agreement were used for general working capital purposes, including for accounts payable, other payables and operating expenses, and to satisfy the fees and expenses incurred in connection with the April 2024 Purchase Agreement.

Subject to certain limitations contained within the April 2024 Notes, holders of the April 2024 Notes will be entitled to convert the principal amount of, accrued and unpaid interest, if any, and any Payment Premium that has become due and payable on each April 2024 Note, from time to time over their term, into a number of Common Shares equal to the quotient of the amount being converted divided by a fixed conversion price of $2.75 per Common Share up to a maximum of 3,141,817 Common Shares (together with the April 2024 Warrant Shares, the "April 2024 Underlying Shares").

The April 2024 Notes are the unsecured obligations of the Company and will mature on December 31, 2024. The April 2024 Notes incur a simple interest rate obligation of 0.0% per annum (which will increase to 18.0% per annum upon the occurrence of an event of default). The outstanding principal amount of, accrued and unpaid interest, if any, on, and the Payment Premium, if any, on the April 2024 Notes must be paid by NioCorp in cash when the same becomes due and payable under the terms of the April 2024 Notes at their stated maturity, upon their redemption or otherwise.

The April 2024 Purchase Agreement also contains certain covenants that, among other things, limit NioCorp's ability to use the proceeds from the sale of the April 2024 Notes and the exercise of the April 2024 Warrants to repay related party debt or to enter into any variable rate transaction other than with Yorkville, subject to certain exceptions, and to distribute proceeds from the sale of the April 2024 Notes and the exercise of the April 2024 Warrants to subsidiaries other than ECRC and 0896800 B.C. Ltd. (together with ECRC, the "Guarantors"), upon the entry by the Guarantors into a global guaranty agreement, dated as of April 11, 2024, among the Guarantors in favor of the Purchasers (the "Guaranty Agreement"). Pursuant to the Guaranty Agreement, the Guarantors guaranteed the full, prompt and unconditional payment when due (whether at maturity, by acceleration or otherwise), and the performance of all liabilities, agreements and other obligations of NioCorp to the April 2024 Purchasers contained in the April 2024 Purchase Agreement, the April 2024 Notes, and the April 2024 Warrants, to the extent such liabilities, agreements and obligations are payable in cash.

On September 4, 2024, NioCorp entered into (i) a consent and waiver (the "Yorkville Consent") to the April 2024 Note issued and sold to Yorkville pursuant to the April 2024 Purchase Agreement and (ii) a consent and waiver (together with the Yorkville Consent, the "Consents") to the April 2024 Note issued and sold to Lind Global Fund II LP pursuant to the April 2024 Purchase Agreement. The Consents, among other things, reduced the amounts due to the April 2024 Purchasers on September 1, 2024 by an aggregate of $1.2 million to an aggregate of $0.3 million, increased the amounts due to the April 2024 Purchasers on December 1, 2024 by an aggregate of $1.2 million, and prospectively waived any term of the April 2024 Notes that would otherwise be triggered upon a failure of the Company to pay to the April 2024 Purchasers the remainder of the amount due on September 1, 2024. Except as modified by the Consents, the terms of the April 2024 Notes as previously disclosed are unchanged.

- On June 24, 2024, the Company closed a non-brokered private placement (the "June 2024 Private Placement") with a single investor of 315,000 units of the Company (the "June 2024 Units"), at a price of $1.91 per June 2024 Unit, for aggregate gross proceeds of $0.6 million. Each June 2024 Unit consisted of one Common Share and one Warrant (the "June 2024 Warrants"). Each June 2024 Warrant is exercisable for one Common Share at a price of $2.20 until June 24, 2026.

- On September 11, 2024, the Company entered into the Smith Loan Agreement with Mark Smith, our Chief Executive Officer, President and Executive Chairman, pursuant to which Mr. Smith agreed to make available to the Company a non-revolving, multiple draw credit facility of up to $2.0 million. Borrowings under the Smith Loan Agreement bear interest at a rate of 10% per annum and are subject to an establishment fee equal to 2.5% of the amount of any drawdown payable at the time of the drawdown. Any outstanding balance on the Loan, including accrued interest, shall be immediately due and payable by the Company on the earlier of the date of expiration of the Smith Loan Agreement on June 30, 2025 and the occurrence of an event of default thereunder (the "Due Date"). The Company can repay the Loan at any time without notice and without penalty, but any amount of principal or interest repaid by the Company prior to the Due Date will be subject to an early payment fee of 2.5% of the value of any such payment. Amounts outstanding under the Smith Loan Agreement are secured by all of the Company's assets pursuant to a general security agreement between the Company and Mr. Smith, dated September 11, 2024.

Cash Flow Considerations

The Company has historically relied upon debt and equity financings to finance its activities. Subject to the restrictions set forth in the Exchange Agreement and the April 2024 Purchase Agreement, the Company may pursue additional debt and/or equity financing in the medium term; however, there can be no assurance the Company will be able to obtain any required financing in the future on acceptable terms.

The Company has limited financial resources compared to its proposed expenditures, no source of operating income, and no assurance that additional funding will be available to it for current or future projects, although the Company has been successful in the past in financing its activities through the sale of equity securities.

The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions, and its success in developing the Elk Creek Project. Any quoted market for the Common Shares may be subject to market trends generally, notwithstanding any potential success of the Company in creating revenue, cash flows, or earnings, and any depression of the trading price of the Common Shares could impact its ability to obtain equity financing on acceptable terms.

Historically, the Company has used net proceeds from issuances of Common Shares to provide sufficient funds to meet its near-term exploration and development plans and other contractual obligations when due. However, development and construction of the Elk Creek Project will require substantial additional capital resources. This includes near-term funding and, ultimately, funding for Elk Creek Project construction and other costs. See "*Liquidity and Capital Resources"* above, for the Company's discussion of arrangements related to possible future financings.

Debt Covenants

The April 2024 Notes contain events of default customary for instruments of their type (with customary grace periods, as applicable) and provide that, upon the occurrence of an event of default arising from certain events of bankruptcy or insolvency with respect to NioCorp, all outstanding April 2024 Notes will become due and payable immediately without further action or notice. If any other type of event of default occurs and is continuing, then any holder may declare all of its April 2024 Notes to be due and payable immediately. The April 2024 Purchase Agreement also contains certain covenants that, among other things, limit NioCorp's ability to use the proceeds from the April 2024 Purchase Agreement to repay related party debt or to enter into any variable rate transaction other than with Yorkville, subject to certain exceptions. The Company was in compliance with these covenants as of June 30, 2024.

Environmental

Our mining and exploration activities are subject to various federal and state laws and regulations governing the protection of the environment. We have made, and expect to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. As of June 30, 2024 and 2023, we had accrued $48,000 and $48,000, respectively, related to estimated environmental obligations.

Forward-Looking Statements

The foregoing discussion and analysis, as well as certain information contained elsewhere in this Annual Report on Form 10-K, contain "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and are intended to be covered by the safe harbor created thereby. See the discussion in "Forward-Looking Statements" in Item 1., "Business."

Accounting Developments

For a discussion of Recently Adopted Accounting Pronouncements and Recently Issued Accounting Pronouncements, see Note 3 to the consolidated financial statements included in this Annual Report on Form 10-K.

Critical Accounting Estimates and Recent Accounting Pronouncements

Our significant accounting policies are described in Note 3 to the Consolidated Financial Statements included in this Annual Report on Form 10-K. As described in Note 3, we are required to make estimates and assumptions that affect the reported amounts and related disclosures of assets, liabilities, revenue, and expenses. Our estimates are based on our experience and our interpretation of economic, political, regulatory, and other factors that affect our business prospects. Many of the inputs into our estimation process are subjective and are subject to uncertainty over time and therefore, actual results may differ significantly from our estimates. Note 3 also discloses recent accounting pronouncements applicable to the Company.

We believe that our most critical accounting estimates are related to the carrying value of our long term assets; accounting for income taxes and the valuation of deferred tax assets; and the valuation of liabilities associated with warrants, convertible debt carried at fair value, and Earnout Shares, as they require us to make assumptions that are highly uncertain at the time the accounting estimates are made and changes in them are reasonably likely to occur from period to period. Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board (the "Audit Committee"), and the Audit Committee has reviewed the disclosures presented below. In addition, there are other items within our financial statements that require estimation, but are not deemed to be critical. However, changes in estimates used in these and other items could have a material impact on our consolidated financial statements.

Carrying Value of Long-Lived Assets

The recoverability of the carrying values of mineral properties is dependent upon economic reserves being discovered or developed on the properties, permitting, financing, start-up, and commercial production from, or the sale/lease of, or other strategic transactions related to these properties. Development and/or start-up of a project will depend on, among other things, management's ability to raise sufficient capital for these purposes. We assess the carrying cost of our mineral properties for impairment whenever information or circumstances indicate the potential for impairment. Key inputs include events and circumstances such as our inability to obtain all the necessary permits, changes in the legal status of our mineral properties, government actions, the results of exploration activities and technical evaluations and changes in economic conditions, including the price of commodities or input prices. Many of these inputs are subjective and are subject to uncertainty over time. Such evaluations compare estimated future net cash flows with our carrying costs and future obligations on an undiscounted basis. If it is determined that the estimated future undiscounted cash flows are less than the carrying value of the property, an impairment loss will be recorded, measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Where estimates of future net cash flows are not determinable and where other conditions indicate the potential for impairment, management uses available market information and/or third-party valuation experts to assess if the carrying value can be recovered and to estimate fair value.

We review and evaluate our long-lived assets, other than mineral properties, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is measured and recorded based on the estimated fair value of the long-lived assets being tested for impairment and their carrying amounts.

Income Taxes

We have assets, hold interests, and conduct activities in the U.S. and Canada and are subject to their tax regimes. Tax laws are complex and continue to evolve. While we have a history of losses, our assumptions made in tax returns are subject to review and interpretation by taxing authorities and could be modified. Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our deferred tax assets. We consider factors such as the cumulative income or loss in recent years; reversal of deferred tax liabilities; projected future taxable income exclusive of temporary differences;

the character of the income tax asset, including income tax positions; tax planning strategies and the period over which we expect the deferred tax assets to be recovered in the determination of the valuation allowance. In the event that actual results differ from these estimates or we adjust our estimates in the future, we may need to adjust our valuation allowance, which could materially impact our financial position and results of operations.

Financial Instruments Carried at Fair Value

The fair values of our Earnout Shares, Private Warrants, Contingent Consent Warrants, and convertible debt carried at fair value were determined using various significant unobservable inputs, including a discount rate and our best estimate of expected volatility and expected holding periods. Changes in the estimated fair values of these liabilities may have material impacts on our results of operations in any given period, as any increases in these liabilities have a corresponding negative impact on our U.S. GAAP results of operations. See Notes 9, 10, and 11c to our consolidated financial statements included in this Annual Report on Form 10-K for additional details.

Other

The Company has one class of shares, being Common Shares. A summary of outstanding shares, share options, warrants, and convertible debt option as of September 20, 2024, is set out below, on a fully diluted basis.

	Common Shares Outstanding (fully diluted)
Common Shares	38,660,244
Vested Shares[1]	4,282,116
Stock options[2]	2,455,500
Warrants[3]	20,932,985
Convertible Debt[4]	1,920,173

(1) Each exchangeable into one Common Share at any time, and from time to time, until the tenth anniversary of the Closing Date.
(2) Each exercisable into one Common Share.
(3) Includes 15,666,626 NioCorp Assumed Warrants that are each exercisable into 1.11829212 Common Shares, and 38,660,244 Warrants that are each exercisable into one Common Share.
(4) Represents Common Shares issuable on conversion of April 2024 Notes with an aggregate outstanding principal and accrued interest balance of $5.3 million as of September 20, 2024, at the fixed conversion price of $2.75 per share.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

The Company's exposure to changes in market interest rates, relates primarily to the Company's earned interest income on cash deposits and short-term investments. The Company maintains a balance between the liquidity of cash assets and the interest rate return thereon. The carrying amount of financial assets, net of any provisions for losses, represents the Company's maximum exposure to credit risk.

Foreign currency exchange risk

The Company incurs expenditures in both U.S. and Canadian dollars. Canadian dollar expenditures are primarily related to engineering and metallurgical expenses, as well as certain professional services. As a result, currency exchange fluctuations may impact the costs of our operating activities. To reduce this risk, we maintain sufficient cash balances in Canadian dollars to fund expected near-term expenditures.

Commodity price risk

The Company is exposed to commodity price risk related to the elements associated with the Elk Creek Project. A significant decrease in the global demand for these elements may have a material adverse effect on our business.

The Elk Creek Project is not in production, and the Company does not currently hold any commodity derivative positions.

ITEM 8. **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of NioCorp Developments Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of NioCorp Developments Ltd. and subsidiaries (the "Company") as of June 30, 2024, the related consolidated statements of operations and comprehensive loss, cash flows, and shareholders' equity (deficit) and redeemable noncontrolling interest, for the year ended June 30, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has a working capital deficit, an accumulated deficit, and does not generate any revenue. Further, the Company does not have sufficient cash on hand to fund normal operations or the repayment of the April 2024 Notes for the next twelve months These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

April 2024 Notes and Warrants — Refer to Notes 3, 9, and 16 to the financial statements

Critical Audit Matter Description

On April 12, 2024, the Company closed a private placement of convertible promissory notes with Yorkville and Lind Global for a principal amount of $8,000,000 ("April 2024 Notes"). As part of the transaction, the Company also issued warrants to the holders of the notes, which gave the holders the right to purchase up to 615,385 common shares of NioCorp stock at a price of $3.25 per share. The notes will mature on December 31, 2024 and the warrants will expire on April 12, 2027.

The Company accounts for the convertible promissory notes within Convertible Debt in current liabilities and has elected to value the notes at fair value in accordance with Accounting Standards Codification (ASC) 815, *Derivatives and Hedging*. The Company uses a simulation model to estimate the fair value of the convertible promissory notes and embedded features. Estimates and assumptions impacting the fair value of the convertible promissory notes include the fair value per share of the underlying shares of common stock, the term of the instruments, the expected volatility of the price of the underlying common stock and public warrants, the risk-free interest rate, and the implied discount rate. The Company based the volatility assumption used to value the notes on the weighted average of the Company's common share volatility and the implied volatility of its public warrants over a timeframe consistent with the expected term of the instrument. As of June 30, 2024, the fair value of the convertible promissory notes was $7,089,000.

The Company accounts for the associated warrants in accordance with ASC Topic 815, *Derivatives and Hedging*, and determined that at as of April 12, 2024, the warrants should be classified as a warrant liability. The warrant liabilities are recognized at fair value at their inception date and are remeasured each reporting period with changes in value recognized as non-operating gains and losses. The Company uses a Black-Scholes option pricing model to determine the fair value of the warrants. Estimates and assumptions impacting the fair value of the warrants include the fair value per share of the underlying shares of common stock, the term of the instruments, the historical volatility of common shares and the risk-free interest rate. As of June 30, 2024, the fair value of the warrant liability was $298,000.

Given the significant assumptions made by management in determining the accounting treatment for the transaction and associated fair value of the convertible promissory notes and warrants, performing audit procedures to evaluate the reasonableness of management's conclusions and assumptions for determining the fair value of the instruments, required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists and professionals with expertise in accounting for complex financial instruments.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the April 2024 Notes and Warrants included the following, among others:

- We evaluated management's accounting position through the following procedures:

  - Obtained and evaluated the Company's accounting memoranda regarding the application of the relevant accounting guidance for private placement warrants and embedded derivative features.

  - Obtained, read and compared the underlying terms and conditions of the relevant contracts to the Company's accounting memoranda and evaluated management's identification of significant terms and conditions for completeness and accuracy.

  - Evaluated the Company's conclusions regarding the accounting treatment applied to the private placement transaction with the assistance of professionals with expertise in accounting for complex financial instruments.

- Tested the fair value of the warrants at issuance and June 30, 2024, including the model and relevant assumptions.

- Independently calculated the loss on issuance and change in fair value between issuance and June 30, 2024 for the convertible promissory notes and warrants.

- Confirmed the outstanding principal balance of the convertible promissory notes as of June 30, 2024 with the holders of the notes.

- With the assistance of our fair value specialists, we:

  - Evaluated the reasonableness of the valuation methodologies used for the convertible promissory notes.

  - Assessed the mathematical accuracy of the valuation model used for convertible promissory notes.

  - Evaluated assumptions including the risk-free rates, discount rates, and the volatility assumptions, including the underlying source information and mathematical accuracy of the calculations, based on a range of independent estimates that we compared to the risk-free rates, discount rate and the volatility assumptions selected by management to value the convertible promissory notes.

  - Compared the fair value of the convertible promissory notes selected by management to an independently calculated value at issuance and June 30, 2024.

  - Evaluated the appropriateness of the volatility assumptions and use of the Black-Sholes option pricing model to value the warrant liability.

- Evaluated the completeness and accuracy of the disclosures related to the April private placement transaction.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado
September 20, 2024
We have served as the Company's auditor since fiscal year 2024.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
NioCorp Developments Ltd.
Centennial, Colorado

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of NioCorp Developments Ltd. (the "Company") as of June 30, 2023, the related consolidated statement of operations and comprehensive loss, shareholders' deficit and redeemable noncontrolling interest, and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company has an accumulated deficit and suffered recurring losses without any current revenue generating operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, P.C.

We served as the Company's auditor from 2015 to 2023.

Spokane, Washington

October 6, 2023

NioCorp Developments Ltd.
Consolidated Balance Sheets
(expressed in thousands of U.S. dollars, except share data)

		As of June 30,		
		2024		2023
ASSETS				
Current				
Cash and cash equivalents	$	2,012	$	2,341
Prepaid expenses and other		916		1,385
Total current assets		2,928		3,726
Non-current				
Deposits		35		35
Investment in equity securities		4		9
Right-of-use assets		181		236
Land and buildings, net		837		839
Mineral properties		16,085		16,085
Total assets	$	20,070	$	20,930
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	1,843	$	3,491
Warrant liabilities, at fair value		2,365		-
Convertible debt		7,660		-
Operating lease liability		96		71
Total current liabilities		11,964		3,562
Non-current				
Convertible debt		-		10,561
Warrant liabilities, at fair value		1,651		4,989
Earnout liability, at fair value		3,817		10,521
Operating lease liability		104		164
Total liabilities		17,536		29,797
Commitments and contingencies				
Redeemable noncontrolling interest		1,534		2,100
SHAREHOLDERS' EQUITY (DEFICIT)				
Common stock, no par value, unlimited shares authorized; 38,062,647 and 31,202,131 shares outstanding, respectively		163,823		140,421
Accumulated deficit		(161,912)		(150,477)
Accumulated other comprehensive loss		(911)		(911)
Total shareholders' equity(deficit)		1,000		(10,967)
Total liabilities, redeemable noncontrolling interest, and shareholders' equity (deficit)	$	20,070	$	20,930

The accompanying notes are an integral part of these consolidated financial statements

NioCorp Developments Ltd.
Consolidated Statements of Operations and Comprehensive Loss
(expressed in thousands of U.S. dollars, except share and per share data)

		For the year ended June 30,		
		2024		2023
Operating expenses				
Employee related costs	$	3,509	$	2,323
Professional fees		3,533		2,581
Exploration expenditures		2,552		5,348
Other operating expenses		4,163		27,158
Total operating expenses		13,757		37,410
Change in fair value of earnout shares liability		(6,704)		(2,674)
Change in fair value of warrant liabilities		(1,875)		1,414
Change in fair value of convertible notes		2,542		-
Loss on debt extinguishment		-		1,922
Interest expense		4,490		2,336
Foreign exchange loss (gain)		(31)		216
Other gains		(147)		(13)
Loss on equity securities		5		1
Loss before income taxes		(12,037)		(40,612)
Income tax benefit		(139)		(304)
Net loss		(11,898)		(40,308)
Net loss attributable to redeemable noncontrolling interest		463		228
Net loss attributable to the Company	$	(11,435)	$	(40,080)
Other comprehensive loss:				
Net loss	$	(11,898)	$	(40,308)
Other comprehensive gain:				
Reporting currency translation		-		(82)
Total comprehensive loss		(11,898)		(40,226)
Comprehensive loss attributable to redeemable noncontrolling interest		463		228
Comprehensive loss attributable to the Company	$	(11,435)	$	(39,998)
Loss per common share, basic and diluted	$	(0.31)	$	(1.34)
Weighted average common shares outstanding		34,320,024		28,705,840

The accompanying notes are an integral part of these consolidated financial statements

NioCorp Developments Ltd.
Consolidated Statements of Cash Flows

(expressed in thousands of U.S. dollars)

		For the year ended June 30, 2024		2023
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss for the period	$	(11,898)	$	(40,308)
Adjustments for:				
Initial valuation of earnout shares liability		-		13,195
Change in valuation of earnout shares liability		(6,704)		(2,674)
Initial valuation of warrant liabilities		-		2,987
Change in valuation of warrant liabilities		(1,875)		1,414
Change in fair value of convertible note		2,542		-
Accretion of convertible debt		4,490		2,157
Share-based compensation		2,881		1,794
Loss on debt extinguishment		-		1,422
Yorkville share issuances		105		663
Foreign exchange loss		-		200
Depreciation		2		3
Unrealized loss on equity securities		5		1
Noncash lease activity		20		(12)
Other gains		(148)		(13)
		(10,580)		(19,171)
Change in working capital items:				
Prepaid expenses		469		(985)
Accounts payable and accrued liabilities		(1,621)		2,861
Net cash used in operating activities		(11,732)		(17,295)
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from sale of assets		-		21
Net cash provided by investing activities		-		21
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of debt, net of costs		6,935		14,857
Proceeds from issuance of capital stock		6,185		2,499
Related party debt draws		-		1,130
Related party debt repayments		-		(3,130)
Debt repayments		(1,512)		(515)
Share issue costs		(205)		(204)
Net cash provided by financing activities		11,403		14,637
Exchange rate effect on cash and cash equivalents		-		(302)
Change in cash and cash equivalents during period		(329)		(2,939)
Cash and cash equivalents, beginning of period		2,341		5,280
Cash and cash equivalents, end of period	$	2,012	$	2,341
Supplemental cash flow information:				
Amounts paid for interest	$	-	$	264
Non-cash investing and financing transactions:				
Conversion of debt for common shares	$	14,479	$	5,175
Recognition of operating lease liabilities		-		199
Value of warrants issued		-		3,337

The accompanying notes are an integral part of these consolidated financial statements

NioCorp Developments Ltd.
Consolidated Statements of Shareholders' Equity (Deficit) and Redeemable Noncontrolling Interest

(expressed in thousands of U.S. dollars, except share data)

	Common Shares Outstanding		Common Stock		Accumulated Deficit		Accumulated Other Comprehensive Loss		Total		Redeemable Noncontrolling Interest
Balance, June 30, 2022	27,667,060	$	129,055	$	(110,397)	$	(993)	$	17,665	$	-
Exercise of options	265,138		11		-		-		11		-
Fair value of warrants granted	-		3,338		-		-		3,338		-
Common Shares issued in the GXII Transaction	1,753,821		-		-		-		-		-
Commitment shares issued	81,213		650		-		-		650		-
Registered direct offering – May 2023	314,465		2,000		-		-		2,000		-
Shares issued under the Yorkville equity facility	100,000		501		-		-		501		-
Debt conversions	1,020,434		5,604		-		-		5,604		-
Share issuance costs	-		(204)		-		-		(204)		-
Redeemable noncontrolling interest	-		(2,328)		-		-		(2,328)		2,328
Share-based compensation	-		1,794		-		-		1,794		-
Reporting currency presentation	-		-		-		82		82		-
Loss for the year	-		-		(40,080)		-		(40,080)		(228)
Balance, June 30, 2023	31,202,131	$	140,421	$	(150,477)	$	(911)	$	(10,967)	$	2,100
Exercise of options	7,800		-		-		-		-		-
Private placements	978,432		2,995		-		-		2,995		-
Yorkville equity facility draws	1,358,000		3,398		-		-		3,398		-
Debt conversions	4,232,592		14,479		-		-		14,479		-
Share issuance costs	-		(204)		-		-		(204)		-
Option liability valuations	-		(148)		-		-		(148)		-
Exchange of Class B shares	283,692		103		-		-		103		(103)
Share-based compensation	-		2,779		-		-		2,779		-
Loss for the year	-		-		(11,435)		-		(11,435)		(463)
Balance, June 30, 2024	38,062,647	$	163,823	$	(161,912)	$	(911)	$	1,000	$	1,534

The accompanying notes are an integral part of these consolidated financial statements

NioCorp Developments Ltd.
Notes to Consolidated Financial Statements
June 30, 2024

(expressed in thousands of U.S. dollars, except share and per share data)

1. DESCRIPTION OF BUSINESS

   NioCorp Developments Ltd. (the "Company" or "NioCorp") was incorporated on February 27, 1987, under the laws of the Province of British Columbia and currently operates in one reportable operating segment consisting of exploration and development of mineral deposits in North America, specifically, the Elk Creek Niobium/Scandium/Titanium property (the "Elk Creek Project") located in southeastern Nebraska.

   As further discussed in Notes 5, 9, 10, and 11, on March 17, 2023 (the "Closing Date"), the Company closed the GXII Transaction (as defined below) with GX Acquisition Corp. II ("GXII"), pursuant to the Business Combination Agreement, dated September 25, 2022 (the "Business Combination Agreement"), among the Company, GXII and Big Red Merger Sub Ltd (the "Closing"). At the Closing, the Company also closed convertible debt financings (the "Yorkville Convertible Debt Financing") with YA II PN, Ltd., an investment fund managed by Yorkville Advisors Global, LP (together with YA II PN, Ltd., "Yorkville"), and the standby equity purchase facility with Yorkville (the "Yorkville Equity Facility Financing" and, together with the Yorkville Convertible Debt Financing, the "Yorkville Financings") became effective. The transactions contemplated by the Business Combination Agreement, including the GXII Transaction, the Yorkville Financings and the Reverse Stock Split (as defined below), are referred to, collectively, as the "2023 Transactions."

   The GXII Transaction was accounted for as an equity raise transaction in accordance with generally accepted accounting principles of the United States of America ("U.S. GAAP"). Under this method of accounting, GXII is treated as the "acquired" company for financial reporting purposes. Accordingly, the GXII Transaction is treated as the equivalent of NioCorp issuing common shares, no par value, of the Company ("Common Shares") for the assets and liabilities of GXII. The net assets of GXII are stated at historical cost, with no goodwill or other intangible assets recorded.

   The Company currently earns no operating revenues and will require additional capital in order to advance the Elk Creek Project to construction and commercial operation. As further discussed in Note 4, these matters raise substantial doubt about the Company's ability to continue as a going concern, and the Company is dependent upon the generation of profits from mineral properties, obtaining additional financing and maintaining continued support from its shareholders and creditors.

2. BASIS OF PREPARATION

   a) Basis of Preparation and Consolidation
      These consolidated financial statements have been prepared in conformity with U.S. GAAP and the rules and regulations of the U.S. Securities and Exchange Commission. The consolidated financial statements include the consolidated accounts of the Company and its wholly owned subsidiaries with all significant intercompany transactions eliminated. Certain transactions include reference to Canadian dollars ("C$") where applicable.

      These consolidated financial statements include the accounts of the Company and the subsidiaries listed in the following table. All intercompany transactions and balances have been eliminated.

Subsidiary	Jurisdiction of incorporation	Ownership at June 30,	
		2024	2023
0896800 BC Ltd. ("0896800")	British Columbia, Canada	100%	100%
Elk Creek Resources Corp.	Nebraska, USA	N/A	100%
Elk Creek Resources Corp. ("ECRC")	Delaware, USA	79.7%[1]	79.1%[1]
NioCorp Technologies Limited	United Kingdom	100%	NA

   (1) Represents 100% of Class A common stock owned by 0896800, and 4,282,116 and 4,565,808 Vested Shares and 3,391,596 and 3,391,596 Earnout Shares (each as defined below) held by third parties, and outstanding as of June 30, 2024 and 2023, respectively.

(expressed in thousands of U.S. dollars, except share and per share data)

b) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to the valuation of mineral properties, deferred income tax asset valuations, convertible debt valuations, earnout valuation, derivative liabilities, warrant liabilities, and share-based compensation. The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the other sources. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between estimates and the actual results, future results of operations will be affected.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Development Stage Issuer

The Company is considered to be a development stage issuer under Subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended ("S-K 1300"), and it devotes substantially all of its efforts to acquiring and exploring mining interests that management believes should eventually provide sufficient net profits to sustain the Company's existence. Until such interests are engaged in commercial production, the Company will continue to seek additional funding to support the completion of its exploration and development activities. The Company's activities are subject to significant risks and uncertainties, including its ability to secure sufficient funding to continue operations, to obtain proven and probable reserves, to comply with industry regulations and obtain permits necessary for development of the Elk Creek Project, as well as environmental risks and market conditions.

b) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, investments in certificates of deposit with original maturities of 90 days or less, and money market funds. The Company maintains the majority of its cash balances with two financial institutions. Accounts at banks in the United States ("U.S.") are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250, while accounts at banks in Canada are insured by the Canada Deposit Insurance Corporation ("CDIC") up to C$100. At June 30, 2024, the Company had $1,406 and $0 in excess of the FDIC and CDIC insured limits, respectively.

c) Foreign Currency Translation
Functional and reporting currency
Items included in the financial statements of each of the Company's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency").

The reporting currency for these consolidated financial statements is U.S. dollars.

Change in functional currency
Prior to March 17, 2023, the Company's functional currency was the Canadian dollar. The Company re-assessed its functional currency and determined that on March 17, 2023, its functional currency changed from the Canadian dollar to the U.S. dollar based on significant changes in economic facts and circumstances in our organization. The change in functional currency was accounted for prospectively from March 17, 2023 and prior-period consolidated financial statements were not restated for the change in functional currency.

For both monetary and non-monetary assets and liabilities, translated balances as of March 17, 2023 became the new accounting basis. The exchange rate on the date of change became the historical rate at which non-monetary assets and liabilities were translated in subsequent periods. There was no effect on the cumulative translation adjustment on the consolidated basis. Previously recorded cumulative translation adjustments were not reversed.

(expressed in thousands of U.S. dollars, except share and per share data)

The functional currency for the Company's Canadian subsidiary, 0896800 BC Ltd., which has no independent operations from its parent, also changed from the Canadian dollar to the U.S. dollar. The functional currency for Elk Creek Resources Corp. remains as the U.S. dollar.

Transactions in foreign currency

Transactions made in a currency other than the functional currency are remeasured to the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are remeasured to the functional currency at the exchange rate at that date and non-monetary assets and liabilities are remeasured at historical rates. Foreign currency translation gains and losses are included in profit or loss.

Translation to reporting currency

Translation gains and losses from the application of the U.S. dollar as the reporting currency for all periods prior to March 17, 2023 (when the Canadian dollar was the functional currency) are included as part of cumulative currency translation adjustment, which is reported as a component of shareholders' equity under accumulated other comprehensive loss.

d) Mineral Properties

Mineral property acquisition costs, including indirectly related acquisition costs, are capitalized when incurred. Acquisition costs include cash consideration and the fair market value of Common Shares issued as consideration. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are capitalized as mineral property acquisition costs at such time as the payments are made. Exploration costs are expensed as incurred. When it is determined that a mining deposit can be economically and legally extracted or produced based on established proven and probable reserves under S-K 1300, and the Company's board of directors (the "Board") has approved the commencement of formal development activities, development costs related to such reserves and incurred after such board approval will be considered for capitalization. The establishment of proven and probable reserves is based on results of feasibility studies, which indicate whether a property is economically feasible. Upon commencement of commercial production, capitalized costs will be amortized over their estimated useful lives or units of production, whichever is a more reliable measure. Capitalized amounts relating to a property that is abandoned or otherwise considered uneconomic for the foreseeable future are written off.

The recoverability of the carrying values of mineral properties is dependent upon economic reserves being discovered or developed on the properties, permitting, financing, start-up, and commercial production from, or the sale/lease of, or other strategic transactions related to these properties. Development and/or start-up of a project will depend on, among other things, management's ability to raise sufficient capital for these purposes. We assess the carrying cost of our mineral properties for impairment whenever information or circumstances indicate the potential for impairment. This would include events and circumstances such as our inability to obtain all the necessary permits, changes in the legal status of our mineral properties, government actions, the results of exploration activities and technical evaluations and changes in economic conditions, including the price of commodities or input prices. Such evaluations compare estimated future net cash flows with our carrying costs and future obligations on an undiscounted basis. If it is determined that the estimated future undiscounted cash flows are less than the carrying value of the property, an impairment loss will be recorded. Where estimates of future net cash flows are not determinable and where other conditions indicate the potential for impairment, management uses available market information and/or third-party valuation experts to assess if the carrying value can be recovered and to estimate fair value. There was no impairment recorded to mineral properties as of June 30, 2024 or 2023, respectively.

e) Long Lived Assets

Long-lived assets, other than mineral properties, held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair

(expressed in thousands of U.S. dollars, except share and per share data)

value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. There was no impairment recorded to long-lived assets as of June 30, 2024 or 2023, respectively.

f) Leases

Under Accounting Standards Codification ("ASC") 842, *Leases*, we determine if a contractual arrangement is, or contains, a lease at the inception date. Right-of-use ("ROU") assets and liabilities related to operating leases are separately reported in the consolidated balance sheets. The Company currently has no finance leases.

ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. When the rate implicit to the lease cannot be readily determined, we utilize our incremental borrowing rate in determining the present value of the future lease payments. The incremental borrowing rate is derived from information available at the lease commencement date and represents the rate of interest that a lessee would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term in a similar economic environment. Operating lease ROU assets also include any cumulative prepaid or accrued rent when the lease payments are uneven throughout the lease term. The ROU assets and lease liabilities may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

Lease liabilities are increased by interest and reduced by payments each period, and the ROU asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the ROU asset result in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred.

g) Convertible Debt Carried at Fair Value

With regard to the Company's debt related to the convertible promissory notes issued in April 2024 (as further discussed in Note 9), the Company has elected to account for these notes at fair value per the provisions of ASC Topic 815, *Derivatives and Hedging* ("ASC 815"). Under ASC 815-15-25, an election can be taken at the inception of a financial instrument to account for the instrument at fair value. The notes were recorded at fair value at inception and assessed quarterly thereafter using a Monte Carlo simulation methodology which incorporates multiple conversion scenarios. All changes in fair value subsequent to the initial recording, excluding the impact of the change in fair value related to the Company's own credit risk, are recorded as a component of non-operating income/expense, within Change in fair value of convertible debt in the consolidated statements of operations. Changes in fair value related to the Company's own credit risk, if any, are recorded through other comprehensive loss.

h) Warrants

We apply relevant accounting guidance for warrants to purchase our stock based on the nature of the relationship with the counterparty. For warrants issued to investors or lenders in exchange for cash or other financial assets, we follow guidance issued within ASC 480, *Distinguishing Liabilities from Equity*, and ASC 815, to assist in the determination of whether the warrants should be classified as liabilities or equity. The fair value of warrants is estimated using Black Scholes modeling or Monte Carlo modeling, depending on the settlement features embedded in the warrant. Inputs under both models include inputs such as NioCorp's Common Share price, the risk-free interest rate, the expected term, the volatility, and the dividend rate. Warrants that are determined to require liability classifications are measured at fair value upon issuance and are subsequently remeasured to their then fair value at each subsequent reporting period with changes in fair value recorded in current earnings. Warrants that are determined to require equity classifications measured at fair value upon issuance and are not subsequently remeasured unless they are required to be reclassified.

i) Earnout Shares

Earnout Shares are classified as a liability due to failure to meet the equity classification criteria under ASC 815-40. The Earnout Shares are measured at fair value upon issuance and subsequently remeasured at each reporting period using a Monte Carlo simulation methodology, which includes inputs such as NioCorp's Common Share price, the risk-free interest rate, the expected term, the weighted average of historical Common Share volatility and implied volatility underlying the Company's Public Warrants, the dividend rate, the conversion price, and the number of Earnout Shares outstanding. Assumptions used in the model are subjective and require significant judgment.

(expressed in thousands of U.S. dollars, except share and per share data)

j) Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, equity securities, accounts payable and accrued liabilities, notes payable, convertible debt, and the related party loan. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of these instruments approximate their carrying value unless otherwise noted.

k) Concentration of Credit Risk

The financial instrument which potentially subjects the Company to credit risk is cash and cash equivalents, The Company holds investments or maintains available cash primarily in two commercial banks located in Vancouver, British Columbia and Santa Clara, California. As part of its cash management process, the Company regularly monitors the relative credit standing of these institutions.

l) Asset Retirement Obligation

The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities. The estimated costs associated with environmental remediation obligations are accrued in the period in which the liability is incurred if it is reasonably estimable or known. Until such time that a project life is established, the Company records the corresponding cost as an exploration stage expense and has accrued $48 as an accrued liability related to estimated obligations as of June 30, 2024 (2023 - $48).

Future reclamation and environmental-related expenditures are difficult to estimate in many circumstances due to the early-stage nature of the Elk Creek Project, the uncertainties associated with defining the nature and extent of environmental disturbance, the application of laws and regulations by regulatory authorities and changes in reclamation or remediation technology. The Company periodically reviews accrued liabilities for such reclamation and remediation costs as evidence indicating that the liabilities have potentially changed becomes available. Changes in estimates are reflected in the consolidated statement of operations and comprehensive loss in the period an estimate is revised.

m) Income Taxes

Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25, *"Income Taxes – Recognition."* Under the approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by ASC 740-10-25-5 to allow recognition of such an asset. ASC 740-10-50, "Income Taxes – Disclosure," requires the Company to evaluate its income tax positions and recognize a liability for uncertain tax positions that are not more likely than not to be sustained by tax authorities. As of June 30, 2024 and 2023, the Company believes it had no income tax uncertainties that required recognition of a liability. If the Company were to determine that uncertain tax positions meet the criteria for recognition, an estimated liability and related interest and penalties would be recognized as income tax expense.

n) Reverse Stock Split

On March 17, 2023, the Company effected a reverse stock split (the "Reverse Stock Split") on the basis of one (1) post-Reverse Stock Split Common Share for every ten (10) pre-Reverse Stock Split Common Shares issued and outstanding, with any fractional shares resulting from the Reverse Stock Split rounded down to the nearest whole share. Immediately after the Reverse Stock Split, there were 30,000,442 Common Shares issued and outstanding. All references to share and per share amounts (excluding authorized shares) in the consolidated financial statements and accompanying notes have been retroactively restated to reflect the Reverse Stock Split.

o) Redeemable Noncontrolling Interest

Redeemable Noncontrolling Interest refers to non-controlling interest associated with the Vested Shares that are redeemable upon the occurrence of an event that is not solely within the Company's control and is reported in the mezzanine section between total liabilities and shareholders' deficit, as temporary equity in the Company's consolidated balance sheets. The Company's non-controlling interest is redeemable at fair value, and no adjustment to the earnings per share numerator is required because redemption at fair value is not considered an economic distribution different from other common stockholders.

(expressed in thousands of U.S. dollars, except share and per share data)

p) Basic and Diluted Per Share Disclosure

Basic earnings (loss) per share represents net earnings (loss) attributable to common shareholders divided by the weighted average number of Common Shares outstanding during the period. The Company considers Vested Shares and Released Earnout Shares (each as defined in Note 10), to be participating securities, requiring the use of the two-class method. Diluted earnings (loss) per share represents net earnings (loss) attributable to common shareholders divided by the weighted average number of Common Shares outstanding, inclusive of the dilutive impact of all potentially dilutive securities outstanding during the period, as applicable.

The Company utilizes the weighted average method to determine the impact of changes in a participating security on the calculation of loss per share. The following table sets forth the computation of the Company's basic and diluted net loss per share attributable to common shareholders:

	For the year ended June 30,		
	2024		2023
Net loss	$ (11,898)	$	(40,308)
Adjust: Net loss attributable to noncontrolling interest	458		(251
Net loss available to participating securities	(11,440)		(40,057)
Net loss attributable to Vested Shares	967		1,528
Net loss attributed to common shareholders - basic and diluted	$ (10,473)	$	(38,529)
Denominator:			
Weighted average shares outstanding – basic and diluted	34,320,024		28,705,840
Loss per Common Share outstanding – basic and diluted	$ (0.31)	$	(1.34)

The following shares underlying options, warrants, and outstanding convertible debt were antidilutive due to a net loss in the periods presented and, therefore, were excluded from the dilutive securities computation for the years ended June 30, 2024 and 2023, as indicated below.

	For the year ended June 30,	
	2024	2023
Excluded potentially dilutive securities [1][2]:		
Options	2,495,500	1,541,500
Warrants	18,563,561	18,816,304
Convertible debt	2,849,000	2,871,660
Total potentially dilutive securities	23,908,061	23,229,464

(1) The number of shares is based on the maximum number of shares issuable on exercise or conversion of the related securities as of the period end. Such amounts have not been adjusted for the treasury stock method or weighted average outstanding calculations as required if the securities were dilutive.

(2) Earnout Shares (as defined below) are excluded as the vesting terms were not met as of the end of the reporting period.

q) Share Based Compensation

The Company grants stock options to directors, officers, employees, and business advisors. Option terms and vesting conditions are at the discretion of the Board. Prior to March 31, 2023, the option exercise price was equal to the closing market price on The Toronto Stock Exchange (the "TSX") on the day preceding the date of grant. Effective March 21, 2023, the option exercise price is equal to the closing market price on the Nasdaq Stock Market LLC ("Nasdaq") on the day preceding the date of the grant.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The Company recognizes forfeitures as they occur.

(expressed in thousands of U.S. dollars, except share and per share data)

r)   Recent Accounting Standards

<u>Issued and Not Effective</u>

In November 2023, the FASB issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant expenses. The amendments will require public entities to disclose significant segment expenses that are regularly provided to the chief operating decision maker and included within segment profit and loss. The amendments are effective for the Company's annual periods beginning July 1, 2024, and interim periods beginning July 1, 2025, with early adoption permitted, and will be applied retrospectively to all prior periods presented in the financial statements. The Company has evaluated the ASU and has determined that implementation will have limited impact on the Company's disclosures.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The amendments are effective for the Company's annual periods beginning June 1, 2025, with early adoption permitted, and should be applied either prospectively or retrospectively. The Company is currently evaluating the ASU to determine its impact on the Company's disclosures.

From time to time, new accounting pronouncements are issued by the FASB that are adopted by the Company as of the specified effective date. Unless otherwise discussed, management believes that the impact of recently issued standards did not or will not have a material impact on the Company's consolidated financial statements upon adoption.

4.   GOING CONCERN ISSUES

The Company incurred a net loss of $11,435 for the year ended June 30, 2024 (2023 - $40,080) and had a working capital deficit of $9,036 and an accumulated deficit of $161,912 as of June 30, 2024. As a development stage issuer, the Company has not yet commenced its mining operations and accordingly does not generate any revenue. As of June 30, 2024, the Company had cash of $2,012, which will not be sufficient to fund normal operations or the repayment of the April 2024 Notes for the next twelve months. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern.

(expressed in thousands of U.S. dollars, except share and per share data)

In response to these conditions and events, the Company plans to obtain additional financing. Subject to the conditions discussed in Note 11d, NioCorp expects to have access to up to $59,269 in net proceeds from the Standby Equity Purchase Agreement, dated January 26, 2023 (the "Yorkville Equity Facility Financing Agreement"), between the Company and YA II PN, Ltd., an investment fund managed by Yorkville Advisors Global, LP ("Yorkville"), through April 1, 2026. In addition, the Company may pursue additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Other than the potential issuance of Common Shares under the Yorkville Equity Facility Financing Agreement, the Company did not have any further funding commitments or arrangements for additional financing as of June 30, 2024. The Company's plans to obtain additional financing have not been finalized, are subject to market conditions, and are not within the Company's control and therefore cannot be deemed probable. Further, the Company will be required to raise additional funds for the construction and commencement of operations. As a result, the Company has concluded that management's plans do not alleviate substantial doubt about the Company's ability to continue as a going concern.

5. 2023 GXII TRANSACTION

Pursuant to the Business Combination Agreement, the following transactions (collectively, the "GXII Transaction") occurred on the Closing Date:

- As a result of a series of transactions, GXII became an indirect, majority-owned subsidiary of NioCorp and changed its name to "Elk Creek Resources Corp" ("ECRC").
- As the parent company of the merged entity, NioCorp issued 1,753,821 post-Reverse Stock Split Common Shares in exchange for all of the Class A shares of GXII issued and outstanding immediately prior to the Closing, including 83,770 Common Shares issued to BTIG, LLC in exchange for Class A shares of GXII that it received as partial payment for advisory services.
- All of the Class B shares of GXII issued and outstanding immediately prior to the Closing (after giving effect to the surrender of certain Class B shares of GXII in accordance with the Sponsor Support Agreement, dated September 25, 2022 (the "Sponsor Support Agreement"), among GX Sponsor II LLC (the "Sponsor"), GXII, NioCorp and the other persons party thereto) were converted into 7,957,404 shares of Class B common stock of GXII (now known as ECRC) as the surviving entity of the mergers that occurred on the Closing Date as part of the GXII Transaction. Pursuant to the Business Combination Agreement, the Sponsor Support Agreement and the Exchange Agreement, dated as of March 17, 2023 (as amended, supplemented or otherwise modified, the "Exchange Agreement"), by and among NioCorp, ECRC and the Sponsor, after the Closing, the shares of Class B common stock of ECRC are exchangeable into Common Shares on a one-for-one basis, subject to certain equitable adjustments, under certain conditions. See Note 10 for additional information regarding the Class B common stock of ECRC.
- NioCorp assumed GXII's obligations under the agreement (the "GXII Warrant Agreement") governing the GXII share purchase warrants (the "GXII Warrants") and issued an aggregate of 15,666,626 warrants (the "NioCorp Assumed Warrants") to purchase up to an aggregate of 17,519,864 Common Shares. See Note 11c for additional information regarding the NioCorp Assumed Warrants.

After the distribution of funds to GXII redeeming shareholders and prior to paying transaction costs incurred by GXII, $15,676 became available to the Company. The following table summarizes the elements of the GXII Transaction allocated to the Consolidated Statements of Operations and Comprehensive Loss for the year ended June 30, 2023:

	Amount
Gross cash proceeds, net of transaction costs incurred by GXII	$ 2,168
Less:	
Cash costs associated with the 2023 Transactions:	
Net liabilities assumed	392
Yorkville Equity Facility Financing Agreement – cash costs	1,996
Transaction costs expensed	6,715
Non-cash costs associated with the 2023 Transactions:	
Private Warrants assumed at fair value	2,987
Earnout Shares assumed at fair value	13,195
Yorkville Equity Facility Financing Agreement – shares issued	650
Total transaction related losses incurred	$ 23,767

NioCorp Developments Ltd.
Notes to Consolidated Financial Statements
June 30, 2024

(expressed in thousands of U.S. dollars, except share and per share data)

The number of Common Shares issued and outstanding immediately following the consummation of the 2023 Transactions were as follows:

	Common Shares	Percentage
Legacy NioCorp Shareholders	28,246,621	93.90%
Former GXII Class A Shareholders[1]	1,753,821	5.83%
Other[2]	81,213	0.27%
Total Common Shares Outstanding Upon Completion of 2023 Transactions	30,081,655	100%

(1) Includes 83,770 Common Shares issued to BTIG, LLC in exchange for Class A shares of GXII that it received as partial payment for advisory services.
(2) Represents Commitment Shares (as defined in Note 11d) issued under the Yorkville Equity Facility Financing Agreement.

In connection with the GXII Transaction, the Company also closed the Yorkville Convertible Debt Financing and the Yorkville Equity Facility Financing, as discussed in Notes 9 and 11d.

6. LAND AND BUILDINGS, NET

		As of June 30,					
		2024				2023	
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	$ 807	$ -	$ 807	$ 807	$ -	$ 807
Buildings and other	41	11	30	41	9	32
	$ 848	$ 11	$ 837	$ 848	$ 9	$ 839

7. MINERAL PROPERTIES

Mineral properties consist of original acquisition costs and purchased mineral rights related to the Elk Creek Project.

In addition to the land and mineral rights currently owned by the Company, the property interests of Elk Creek include eight prepaid mineral exploration option-to-purchase agreements and include a pre-determined buyout for permanent ownership of the mineral and/or surface rights. Terms of the agreements require no further significant payments, and the Company may negotiate lease extensions or elect to purchase the mineral and/or surface rights any time. Agreements that allow for the purchase of mineral rights contain provisions whereby the landowners would retain a 2% net smelter return.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As of June 30,	
	2024	2023
Accounts payable, trade	$ 1,417	$ 1,990
Trade payable accruals	350	1,324
Income taxes payable	-	101
Environmental accruals	48	48
Loan origination fees payable to related party	28	28
Total accounts payable and accrued liabilities	$ 1,843	$ 3,491

(expressed in thousands of U.S. dollars, except share and per share data)

9. CONVERTIBLE DEBT

		As of June 30,		
		2024		2023
Current Portion				
Yorkville convertible debentures:	$	571	$	-
April 2024 notes		7,089		-
Total Current Portion	$	7,660	$	-
Noncurrent Portion – Yorkville convertible debenture	$	-	$	10,561

Lind III Convertible Security

On February 16, 2021, the Company issued to Lind Global Asset Management III, LLC ("Lind"), an entity managed by The Lind Partners, the convertible security (the "Lind III Convertible Security") pursuant to the Convertible Security Funding Agreement, dated February 16, 2021, as amended by Amendment #1 to the Convertible Security Funding Agreement, dated December 2, 2021, between the Company and Lind (as amended, the "Lind III Agreement"). The Lind III Convertible Security had a face value of $11,700 (representing $10,000 in funding plus an implied 8.5% interest rate per annum for the term of the Lind III Convertible Security). After deducting a $350 commitment fee as set forth in the Lind III Agreement, NioCorp received net proceeds of $9,650 from the funding of the Lind III Convertible Security. The Company used a portion of the proceeds from the funding of the Lind III Convertible Security to purchase a key land parcel associated with the Company's Elk Creek Project, with the remainder spent for general corporate purposes.

The Lind III Convertible Security had a term of (i) 24 months or (ii) 30 calendar days after the date on which the face value of the Lind III Convertible Security is nil due to such amount having been fully converted and/or fully repaid (including with any applicable premium) in accordance with the terms of the Lind III Agreement, whichever is earlier.

Pursuant to the Lind III Agreement, Lind was entitled to convert the Lind III Convertible Security into Common Shares in monthly installments over its term at a price per Common Share equal to 85% of the volume-weighted average price Common Shares on the TSX for the five trading days immediately preceding to the date on which Lind provides notice to the Company of its election to convert. The Lind III Agreement provided that Common Shares issuable upon conversion, together with the number of Common Shares issued upon exercise of Warrants, shall not exceed 4,358,800 Common Shares.

On February 19, 2021, in connection with the funding and issuance of the Lind III Convertible Security, the Company issued 855,800 Common Share purchase warrants, exercisable at a price per Common Share of C$9.70, expiring February 19, 2025 (the "Lind III Warrants"), to Lind pursuant to the Lind III Agreement.

The Company identified embedded derivatives in the Lind III Convertible Security that were evaluated to be immaterial at both the closing date and at June 30, 2024 and 2023, respectively.

The Company allocated the net proceeds of $9,477 from the Lind III Convertible Security as follows:

- $1,712 was allocated to Common Stock, representing the fair value of the Lind III Warrants based on the Black Scholes pricing model using a risk-free interest rate of 0.40%, an expected dividend yield of 0%, a volatility of 51.60%, and an expected life of 4.0 years.
- $7,938 was allocated to the convertible debt liability. Transaction costs of $173, in addition to a commitment fee of $350, were recognized as a direct deduction from the debt liability, resulting in a net opening balance of $7,765. This balance was accreted up to the face value of the Lind III Convertible Security at maturity using the effective interest method and recorded as non-cash interest expense in the consolidated statement of operations and comprehensive loss.

(expressed in thousands of U.S. dollars, except share and per share data)

Changes in the Lind III Convertible Security are as follows:

		For the year ending June 30, 2023
Beginning balance	$	2,169
Fair value increase due to debt extinguishment		201
Conversions		(1,950)
Accretion expense		95
Payment at maturity		(515)
Balance, June 30, 2023	$	-

On September 25, 2022, the Company and Lind entered into the Waiver and Consent Agreement, dated September 25, 2022, between the Company and Lind (the "Lind Consent"), which included the following principal terms: (i) the consent of Lind to the GXII Transaction disclosed in Note 5 and Yorkville Financings disclosed below and in Note 11d, including all actions taken by NioCorp as set out in the Business Combination Agreement to permit the completion of the 2023 Transactions; (ii) the consent of Lind to NioCorp's expected cross-listing to the Nasdaq and the consolidation of the Common Shares in order to meet the minimum listing requirements thereof; (iii) the waiver of Lind of its participation right for up to 15% of the total offering in the Yorkville Equity Facility Financing; and (iv) the waiver of Lind of certain restrictive covenants in the Lind III Agreement.

As consideration for entering into the Lind Consent, Lind received, amongst other things: (i) the right to receive a payment of $500, which would have been reduced to $200 if the 2023 Transactions had not been consummated on or before April 30, 2023 (collectively, the "Consent Payment"); (ii) an extension of its existing participation rights under the Lind III Agreement in future financings of NioCorp for a further two-year period, subject to certain exceptions as well as an extension of such participation rights beyond the additional two-year period if Yorkville or any affiliate is a party to any such applicable transaction; and (iii) the right to receive additional Warrants (the "Contingent Consent Warrants") if on the date that is 18 months following the Closing Date, the closing trading price of the Common Shares on the TSX or such other stock exchange on which such shares may then be listed, is less than C$10.00 (on a post-Reverse Stock Split basis), subject to adjustments. The number of Contingent Consent Warrants to be issued, if any, is based on the Canadian dollar equivalent (based on the then current Canadian to U.S. dollar exchange rate as reported by Bloomberg, LP) of $5,000 divided by the five-day volume weighted average price of the Common Shares on the date of issuance, unless otherwise agreed. Further, the number of Contingent Consent Warrants issued will be proportionately adjusted based on the percentage of Warrants currently held by Lind that are exercised, if any, prior to the issuance of any Contingent Consent Warrants. The Lind Consent was signed as an amendment to the existing Lind III Agreement.

Management determined that the Lind Consent should be evaluated using ASC 470, which requires an evaluation of the contract amendment under debt modification guidance. The Company performed a comparison of the discounted cash flows of the Lind III Convertible Security pursuant to the existing Lind III Agreement and pursuant to the Lind III Agreement as amended by the Lind Consent and determined that a debt extinguishment loss of $201 had occurred. Further, ASC 470 requires that the minimum estimated Consent Payment of $200 also be included in the calculation of the initial loss on debt extinguishment. The Company also evaluated the Contingent Consent Warrant feature included in the Lind Consent and determined that the Contingent Consent Warrants meet the criteria to be considered separate, freestanding instruments, should be accounted for as a liability under ASC 480, and should be booked at fair value on the date of the Lind Consent, with subsequent changes in valuation recorded as a non-operating gain or loss in the consolidated statement of operations and comprehensive loss. The following table summarizes the components of the initial loss and final loss on extinguishment:

Component of loss		Amount
Minimum Consent Payment at inception	$	200
Loss on debt extinguishment		201
Initial fair value of Contingent Consent Warrants		1,221
Initial loss on debt extinguishment		1,622
Additional Consent Payment booked[1]		300
Total loss on debt extinguishment	$	1,922

(1) Represents the difference between the accrual of the minimum Consent Payment at September 25, 2022 and the actual payment made on March 17, 2023.

(expressed in thousands of U.S. dollars, except share and per share data)

The change in the fair value of the Contingent Consent Warrants is presented below:

	Amount
Initial valuation, September 25, 2022	$ 1,221
Change in valuation	489
Valuation at June 30, 2023	1,710
Change in valuation	$ 655
Valuation at June 30, 2024	2,365

The Contingent Consent Warrants are classified as a Level 3 financial instrument and were valued utilizing a Monte Carlo simulation pricing model, which calculates multiple potential outcomes for future share prices based on historic volatility of the Common Shares to determine the probability of issuance at 18 months following the applicable valuation date and to determine the value of the Contingent Consent Warrants. The following table discloses the primary inputs into the Monte Carlo model at each valuation date, and the probability of issuance calculated by the model.

Key Valuation Input	June 30, 2024	June 30, 2023	September 25, 2022
Share price on valuation date	$ 1.73	$ 5.03	$ 7.82
Volatility	68.0%	63.0%	62.4%
Risk free rate	4.40%	4.11%	3.93%
Probability of issuance	100.0%	80.8%	59.4%

Loss on debt extinguishment is presented as a non-operating expense in the Company's consolidated statements of operations and comprehensive loss. This accounting also resulted in a decrease in the amount of accretion to be recognized over the remaining life of the Lind III Convertible Security through February 2023. Accretion expenses are disclosed as a part of interest expense, which is not included as a component of operating costs.

Yorkville Convertible Debentures

In connection with the GXII Transaction, on January 26, 2023, NioCorp entered into definitive agreements with respect to the Yorkville Financings, including a Securities Purchase Agreement, dated January 26, 2023 (as amended the "Yorkville Convertible Debt Financing Agreement"), between the Company and Yorkville, and a Standby Equity Purchase Agreement, dated January 26, 2023 (the "Yorkville Equity Facility Financing Agreement"), between the Company and Yorkville.

Pursuant to the Yorkville Convertible Debt Financing Agreement, at the Closing, Yorkville advanced a total amount of $15,360 to NioCorp in consideration of the issuance by NioCorp to Yorkville of (i) $16,000 aggregate principal amount of unsecured convertible debentures (the "Convertible Debentures") and (ii) Common Share purchase warrants, exercisable for up to 1,789,267 Common Shares for cash or, if at any time there is no effective registration statement registering, or no current prospectus available for, the resale of the underlying Common Shares, on a cashless basis, at the option of the holder, at a price per Common Share of approximately $8.9422, subject to adjustment to give effect to any stock dividend, stock split, reverse stock split or similar transaction (the "Financing Warrants").

Each Convertible Debenture issued under the Yorkville Convertible Debt Financing Agreement is an unsecured obligation of NioCorp, has an 18-month term from the Closing Date, which may be extended for one six-month period in certain circumstances at the option of NioCorp, and incurs a simple interest rate obligation of 5.0% per annum (which will increase to 15.0% per annum upon the occurrence of an event of default). The outstanding principal amount of, accrued and unpaid interest, if any, on, and premium, if any, on the Convertible Debentures must be paid by NioCorp in cash when the same becomes due and payable under the terms of the Convertible Debentures at their stated maturity, upon their redemption or otherwise.

Subject to certain limitations contained within the Yorkville Convertible Debt Financing Agreement and the Convertible Debentures, including those as described below, holders of the Convertible Debentures will be entitled to convert the principal amount of, and accrued and unpaid interest, if any, on each Convertible Debenture, in whole or

(expressed in thousands of U.S. dollars, except share and per share data)

in part, from time to time over their term, into a number of Common Shares equal to the quotient of the principal amount and accrued and unpaid interest, if any, being converted divided by the Conversion Price. The "Conversion Price" means, as of any Conversion Date (as defined below) or other date of determination, the greater of (i) 90% of the average of the daily U.S. dollar volume-weighted average price of the Common Shares on the principal U.S. market for the Common Shares as reported by Bloomberg Financial Markets during the five consecutive trading days immediately preceding the date on which the holder exercises its conversion right in accordance with the requirements of the Yorkville Convertible Debt Financing Agreement (the "Conversion Date") or other date of determination, but not lower than the Floor Price (as defined below), and (ii) the five-day volume-weighted average price of the Common Shares on the TSX (or on the principal U.S. market if the majority of the trading volume and value of the Common Shares occurred on Nasdaq during the relevant period) for the five consecutive trading days immediately prior to the Conversion Date or other date of determination less the maximum applicable discount allowed by TSX. The "Floor Price" means a price of $2.1435 per share, which is equal to the lesser of (a) 30% of the average of the daily volume-weighted average price of the Common Shares on the principal U.S. market for the Common Shares as reported by Bloomberg Financial Markets during the five consecutive trading days immediately preceding the Debenture Closing and (b) 30% of the average of the volume-weighted average price of the Common Shares on the principal U.S. market for the Common Shares as reported by Bloomberg Financial Markets during the five consecutive trading days immediately following the Debenture Closing, subject to certain adjustments to give effect to any stock dividend, stock split, reverse stock split, recapitalization or similar event.

The terms of the Convertible Debentures restrict the number of Convertible Debentures that may be converted during each calendar month by Yorkville at a Conversion Price below a fixed price equal to approximately $8.9422 (i.e., the quotient of $10.00 divided by 1.11829212 (being the number of Common Shares that were exchanged for each share of GXII at the Closing, after giving effect to the Reverse Stock Split)), subject to adjustment to give effect to any stock dividend, stock split, reverse stock split, recapitalization or similar event. The Convertible Debentures are subject to customary anti-dilution adjustments.

The terms of the Convertible Debentures restrict the conversion of Convertible Debentures by Yorkville if such a conversion would cause Yorkville to exceed certain beneficial ownership thresholds in NioCorp or such a conversion would cause the aggregate number of Common Shares issued pursuant to the Yorkville Convertible Debt Financing Agreement to exceed the thresholds for issuance of Common Shares under the rules of Nasdaq, unless prior shareholder approval is obtained.

Pursuant to the terms of the Convertible Debentures, following certain trigger events, and until a subsequent cure event, NioCorp will be required to redeem $1,125 aggregate principal amount of Convertible Debentures (the "Triggered Principal Amount") each month by making cash payments to the Investors, on a pro rata basis, in an amount equal to the Triggered Principal Amount, plus accrued and unpaid interest thereon, if any, plus a redemption premium of 7% of the Triggered Principal Amount. Such monthly prepayments under the terms of the Convertible Debentures are triggered (i) at the time when NioCorp has issued 95% of the total amount of Common Shares pursuant to the Yorkville Convertible Debt Financing that it may issue under applicable Nasdaq rules or (ii) when NioCorp has delayed or suspended the effectiveness or use of the Convertible Debt Financing Registration Statement for more than 20 consecutive calendar days, and such monthly prepayment obligations will continue until, with respect to (i) above, shareholder approval is obtained or, with respect to (ii) above, the Investors may once again resell Common Shares under the Convertible Debt Financing Registration Statement, respectively.

The Convertible Debentures may also be redeemed at NioCorp's option at any time and from time to time over their term at a redemption price equal to 110% of the principal amount being redeemed, plus accrued and unpaid interest, if any.

In conjunction with the issuance of the Convertible Debentures, NioCorp issued to Yorkville 1,789,267 Financing Warrants at an exercise price of approximately $8.9422 per Common Share (the "Financing Warrant Exercise Price"), subject to adjustment to give effect to any stock dividend, stock split, reverse stock split recapitalization or similar event. The Financing Warrants are exercisable, in whole or in part, but not in increments of less than $50 aggregate Financing Warrant Exercise Price (unless the remaining aggregate Financing Warrant Exercise Price is less than $50), beginning on May 4, 2023, and may be exercised at any time prior to their expiration. Holders of the Financing Warrants may exercise their Financing Warrants, at their election, by paying the Financing Warrant Exercise Price in

(expressed in thousands of U.S. dollars, except share and per share data)

cash or, if at any time there is no effective registration statement registering, or no current prospectus available for, the resale of the underlying Common Shares, on a cashless exercise basis. 1/12th of the Financing Warrants will expire on each of the first 12 monthly anniversaries of the date that is six months following the Closing Date.

The Financing Warrants have customary anti-dilution adjustments. The terms of the Financing Warrants restrict the exercise of Financing Warrants by Yorkville if such an exercise would cause Yorkville to exceed certain beneficial ownership thresholds in NioCorp or such an exercise would cause the aggregate number of Common Shares issued pursuant to the Yorkville Convertible Debt Financing Agreement to exceed the thresholds for issuance of Common Shares under the rules of the Nasdaq, unless prior shareholder approval is obtained.

The Financing Warrants were originally recorded as a $2,704 contingent liability on January 26, 2023, and were subsequently marked to market of $3,337 through March 16, 2023. The change in fair value during this period resulted in a loss of $633, which was booked to change in fair value of warrant liability in the consolidated statement of operations and comprehensive loss. The Financing Warrants were reclassified to shareholders equity on March 17, 2023, in connection with the closing of the Convertible Debentures as noted below.

The Company allocated the net proceeds of $15,360 from the Convertible Debentures as follows:

- $2,704 was booked to Common Shares, representing the initial fair value of the Financing Warrant tranches on January 26, 2023 based on the Black Scholes pricing model using a risk-free interest rate of 4.33%, an expected dividend yield of 0%, a volatility of 64.6%, and an expected life of 6 months to 18 months.

- $12,656 was booked to the convertible debt liability. In addition, transaction costs of $503 were recognized as a direct deduction from the debt liability, resulting in a net opening balance of $12,153 at an effective interest rate of 29.9%. This balance will be accreted to face value of the Convertible Debentures at maturity plus the conversion premium, using the effective interest method and recorded as interest expense in the consolidated statement of operations and comprehensive loss.

Changes in the Convertible Debentures are as follows:

	Amount
Opening balance, March 17, 2023	$ 12,153
Accretion expense	1,962
Principal and accrued interest converted	(3,554)
Balance, June 30, 2023	10,561
Accretion expense	4,489
Principal and accrued interest converted	(14,479)
Balance, June 30, 2024	$ 571
Less: Unamortized debt issuance costs	(21)
Remaining principal balance, June 30, 2024	$ 550

Upon conversion, the portion of remaining unamortized issuance costs associated with the conversion are recognized as a component of interest expense. The following table discloses the components of interest expense associated with the Convertible Debentures.

	For the year ending June 30,	
Component of Interest Expense	2024	2023
Contractual interest	$ 279	$ 225
Amortization of discount and issuance costs	4,210	1,737
Total	$ 4,489	$ 1,962

The Convertible Debentures contain events of default customary for instruments of their type (with customary grace periods, as applicable) and provide that, upon the occurrence of an event of default arising from certain events of bankruptcy or insolvency with respect to NioCorp, all outstanding Convertible Debentures will become due and payable immediately without further action or notice. If any other type of event of default occurs and is continuing, then any holder may declare all of its Convertible Debentures to be due and payable immediately. The Company

(expressed in thousands of U.S. dollars, except share and per share data)

obtained a waiver from Yorkville with respect to any acceleration rights it may have under the Convertible Debentures in connection with the restatements of the Company's consolidated financial statements for the periods ended September 30, 2022 and December 31, 2022 and the delay in filing the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023. The Yorkville Convertible Debt Financing Agreement also contains certain covenants that, among other things, limit NioCorp's ability to use the proceeds from the Yorkville Convertible Debt Financing to repay related party debt or to enter into any variable rate transaction other than with Yorkville, subject to certain exceptions.

Based on the Company's closing Common Share price of $1.73 as of June 30, 2024, conversion of the remaining Convertible Debenture principal balance of $552, including accrued interest, would require the issuance of approximately 257,000 Common Shares. For each $0.10 change in the fair value of one Common Share, the total shares the Company would be obligated to issue would change by approximately 11,500 shares.

On July 19, 2024, the Company and Yorkville entered into a make-whole payment agreement under which Yorkville agreed to convert the remaining principal and outstanding accrued interest of $554 remaining under the Convertible Debenture into Common Shares in exchange for a $95 make-whole payment.

April 2024 Notes

On April 12, 2024, the Company issued and sold to Yorkville and Lind Global Fund II LP (together with Yorkville, the "April 2024 Purchasers"), $8,000 aggregate principal amount of unsecured notes (the "April 2024 Notes"), pursuant to a securities purchase agreement, dated April 11, 2024 (the "April 2024 Purchase Agreement"), between the Company and each of the April 2024 Purchasers.

The Company also issued to the April 2024 Purchasers, in proportion to the aggregate principal amount of April 2024 Notes issued to each April 2024 Purchaser, Warrants (the "April 2024 Warrants") to purchase up to 615,385 Common Shares (the "April 2024 Warrants Shares"), which are equal to 25% of the aggregate principal amount of April 2024 Notes issued to the April 2024 Purchasers divided by the exercise price of $3.25, subject to any adjustment to give effect to any stock dividend, stock split or recapitalization. The April 2024 Warrants expire on April 12, 2027.

Pursuant to the April 2024 Purchase Agreement, the April 2024 Purchasers advanced an aggregate of $6,935 to the Company in consideration of the issuance by the Company to the April 2024 Purchasers of $8,000 aggregate principal amount of the April 2024 Notes and April 2024 Warrants.

Under the terms of the April 2024 Notes, subject to certain exceptions, on the first day of each calendar month, beginning on June 1, 2024 (excluding August 2024) (the "Payment Date"), the Company will be required to repay a portion of the outstanding balance of all of the April 2024 Notes, on a pro-rata basis, in an amount equal to the sum of (i) $1,400 of principal (or the outstanding principal if less than such amount) in the aggregate among all of the outstanding Notes, plus (ii) 8.0% of the principal amount being paid (the "Payment Premium"), and (iii) accrued and unpaid interest, if any, as of the Payment Date. The Company is required to make payments on each Payment Date until the entire outstanding principal is repaid but will not have an obligation to make a payment on a Payment Date if certain equity conditions (the "Equity Conditions") are satisfied.

Subject to certain limitations contained within the April 2024 Notes, holders of the April 2024 Notes will be entitled to convert the principal amount of, accrued and unpaid interest, if any, and any Payment Premium that has become due and payable on each April 2024 Note, from time to time over their term, into a number of Common Shares equal to the quotient of the amount being converted divided by a fixed conversion price of $2.75 per Common Share up to a maximum of 3,141,817 Common Shares (together with the April 2024 Warrant Shares, the "April 2024 Underlying Shares"). The terms of the April 2024 Notes restrict the conversion of the April 2024 Notes by a holder if such a conversion would cause such holder to exceed certain ownership thresholds in the Company.

As noted above, the Company is required to make payments on each Payment Date until the entire outstanding principal is repaid, but will not have an obligation to make a payment on a Payment Date if the Equity Conditions are satisfied (a "deferred payment"). The Equity Conditions means (i) on each of the five consecutive trading days prior a Payment Date (the "Measuring Period") the Underlying Shares Registration Statement (as defined below) is effective

(expressed in thousands of U.S. dollars, except share and per share data)

and available for the resale by the Purchasers of all Underlying Shares, (ii) the Company has no knowledge of any fact that would cause the Underlying Shares Registration Statement not to be effective and available for the resale of the Underlying Shares, (iii) on each day during the Measuring Period, the Common Shares are designated for quotation on Nasdaq, or on such other market or exchange on which the Common Shares are then listed or traded to the extent such other market or exchange is the principal U.S. trading market for the Common Shares (the "Principal U.S. Market"), and have not been suspended from trading nor have delisting or suspension of trading been threatened or pending, (iv) during the Measuring Period, an event of default has not occurred, (v) on each trading day during the Measuring Period, the daily U.S. dollar volume-weighted average price ("VWAP") for a Common Share on the Principal U.S. Market as reported by Bloomberg Financial Markets is greater than 120% of the Conversion Price, (vi) on each trading day during the Measuring Period the average daily volume traded exceeded $500, and (vii) there is no limitation on conversion under the terms of Notes. Deferred payments, if any, that are not subsequently converted into Common Shares by the holders of the April 2024 Notes will require repayment by the Company upon maturity.

The April 2024 Notes are the unsecured obligations of the Company and will mature on December 31, 2024. The April 2024 Notes will incur a simple interest rate obligation of 0.0% per annum (which will increase to 18.0% per annum upon the occurrence of an event of default). The outstanding principal amount, accrued and unpaid interest, if any, and the Payment Premium, if any, on the April 2024 Notes must be paid by NioCorp in cash when the same becomes due and payable under the terms of the April 2024 Notes at their stated maturity, upon their redemption, or otherwise.

The April 2024 Notes may also be redeemed at the Company's option at any time and from time to time over their term at a redemption price equal to the principal amount being redeemed, plus the Payment Premium, plus accrued and unpaid interest, if any, as of the redemption date.

The April 2024 Notes contain events of default customary for instruments of their type (with customer grace periods, as applicable) and provide that, upon the occurrence of an event of default arising from certain events of bankruptcy or insolvency with respect to the company, all outstanding April 2024 Notes will become due and payable immediately without further action or notice. If any other type of event of default occurs and is continuing, then any holder may declare all of its April 2024 Notes to be due and payable immediately.

The April 2024 Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in the April 2024 Purchase Agreement were made only for purposes of the April 2024 Purchase Agreement and as of specific dates, were solely for the benefit of the parties to such agreement and are subject to certain important limitations.

The April 2024 Purchase Agreement also contains certain covenants that, among other things, limit NioCorp's ability to use the proceeds from the April 2024 Purchase Agreement to repay related party debt or to enter into any variable rate transaction other than with Yorkville, subject to certain exceptions, and to distribute proceeds from the April 2024 Purchase Agreement to subsidiaries other than ECRC and 0896800 B.C. Ltd. (together with ECRC, the "Guarantors"), upon the entry by the Guarantors into a global guaranty agreement, dated as of April 11, 2024, among the Guarantors in favor of the Purchasers (the "Guaranty Agreement"). Pursuant to the Guaranty Agreement, the Guarantors guaranteed the full, prompt and unconditional payment when due (whether at maturity , by acceleration or otherwise), and the performance of all liabilities, agreements and other obligations of NioCorp to the April 2024 Purchasers contained in the April 2024 Notes, the April 2024 Warrants and the April 2024 Purchase Agreement, to the extent such liabilities, agreements and obligations are payable in cash.

Based upon the Company's analysis of the criteria contained in ASC 815, the Company determined that April 2024 Warrants met the definition of a derivative liability, as any warrant exercise that could cause the holder to exceed 19.9% ownership of NioCorp Common Shares would require shareholder approval. As such, the April 2024 Warrants were recognized as warrant liabilities on the consolidated balance sheet and were measured at their inception date fair value and subsequently remeasured at each reporting period with changes being recorded as a non-operating gain or loss in the consolidated statement of operations and comprehensive loss.

The Company elected to value the April 2024 Notes at fair value in accordance with ASC 815-15-25. The fair value of the April 2024 Notes was estimated using a Monte Carlo simulation pricing model and the April 2024 Notes were

(expressed in thousands of U.S. dollars, except share and per share data)

classified as Level 3 instruments. The Company incurred transaction costs totaling $474 in connection with the issuance of the April 2024 Notes and due to the fair value election noted above, these costs were expensed at closing.

Components and initial valuations associated with the April 2024 Notes were comprised of the following amounts:

- $902 was recorded to warrant liabilities, representing the initial fair value of the April 2024 Warrants based on the assumptions outlined below.
- $10,315 was recorded to the April 2024 Notes, representing the fair value based on the assumptions outlined below. The Company also recognized an opening transaction loss of $4,256, representing the difference between the fair value of the April 2024 Notes, including the fair value of the variable conversion features embedded therein, and cash received in the transaction.

The following table discloses the primary inputs for the Monte Carlo model used in valuing the April 2024 Notes:

Key Valuation Input	June 30, 2024	April 12, 2024
Closing Common Share price	$1.73	$3.11
Term (expiry)	December 31, 2024	December 31, 2024
Weighted average of the equity volatility and implied volatility of the public warrants	80%	66.0%
Risk-free rate	5.33%	5.26%
Implied discount rate	15.0%	15.0%

The following table sets forth a summary of the changes in the fair value of the April 2024 Notes for the year ended June 30, 2024:

	Amount
Fair value, April 12, 2024	$ 10,315
Principal payments	(1,512)
Change in fair value	(1,714)
Balance, June 30, 2024	$ 7,089
Remaining principal balance, June 30, 2024	$ 7,128

The following table discloses the primary inputs for the Black-Scholes model used in valuing the April 2024 Warrants.

Key Valuation Input	June 30, 2024	April 12, 2024
Closing Common Share price	$ 1.73	$ 3.24
Term (years)	2.78	3.0
Historic equity volatility	66.34%	62.39%
Risk-free rate	4.57%	4.77%

The following table sets forth a summary of the changes in the fair value of the April 2024 Warrant liability for the year ended June 30, 2024.

	Amount
Fair value as of April 12, 2024	$ 902
Change in fair value	(604)
Fair value as of June 30, 2024	$ 298

10. CLASS B COMMON STOCK OF ECRC

Pursuant to the Business Combination Agreement, the Sponsor Support Agreement, and the Exchange Agreement, after the Closing, the GXII founders have the right to exchange shares of Class B common stock of ECRC for Common Shares on a one-for-one basis, subject to certain equitable adjustments, under certain conditions. All 7,957,404 shares of Class B common stock of ECRC that were issued in connection with the Closing were issued and outstanding as of

(expressed in thousands of U.S. dollars, except share and per share data)

June 30, 2023. Of the issued and outstanding shares of Class B common stock of ECRC, 4,565,808 shares (the "Vested Shares") were vested as of the Closing Date and are exchangeable at any time, and from time to time, until the tenth anniversary of the Closing Date (the "Ten-Year Anniversary") and 3,391,596 shares (the "Earnout Shares") are exchangeable until the Ten-Year Anniversary, subject to certain vesting conditions. Under certain circumstances, and subject to certain exceptions, NioCorp may instead settle all or a portion of any exchange pursuant to the terms of the Exchange Agreement in cash, in lieu of Common Shares, based on a volume-weighted average price of Common Shares.

On February 28, 2024 and May 16, 2024, 243,692 Vested Shares and 40,000 Vested Shares, respectively, were exchanged for an equivalent number of Common Shares. This exchange resulted in a change in the Company's ownership interest in ECRC and was accounted for as an equity transaction in accordance with ASC 810-10-45-23, with no gain or loss recognized. Accordingly, the carrying amount of the noncontrolling interest was adjusted to reflect the change in the Company's ownership interest with a corresponding offset booked to equity.

All of the shares of Class B common stock of ECRC are subject to the Amended and Restated Registration Rights Agreement, dated as of March 17, 2023 (the "Registration Rights and Lock-up Agreement"), among NioCorp, GXII, the Sponsor, the pre-Closing directors and officers of NioCorp and the other parties thereto, including the members of the Sponsor. Pursuant to Registration Rights and Lock-up Agreement, all shares of Class B common Stock of ECRC (including the Vested Shares and the Released Earnout Shares) are subject to certain "lock-up" restrictions on transfer beginning upon the Closing and ending upon the earlier of (i) one year after the Closing and (ii) the date on which the trading price of Common Shares exceeds certain thresholds or the date on which NioCorp completes a transaction that results in all of NioCorp's shareholders having the right to exchange their Common Shares for cash, securities or other property. Both Vested Shares and Released Earnout Shares may be exchanged by the holders into Common Shares at any time. Under the Exchange Agreement, all Vested Shares and Earnout Shares must be exchanged for Common Shares by the Ten-Year Anniversary except for Released Earnout Shares that have been vested for a period of fewer than twenty-four months as of the Ten-Year Anniversary. Such Released Earnout Shares will be forfeited if not exchanged for Common Shares by the date that is twenty-four months after the vesting date.

Vested Shares

As the exchange of Vested Shares are contingently redeemable at the option of the noncontrolling interest shareholders, the Company classifies the carrying amount of the redeemable noncontrolling interest in the mezzanine section on the consolidated balance sheet, which is presented above the equity section and below liabilities. Adjustments to the carrying value of the redeemable noncontrolling interest associated with redemptions are recorded by reclassifying the proportionate amount of mezzanine equity to permanent equity.

Earnout Shares

The Earnout Shares vest (the "Released Earnout Shares") in two equal tranches based upon achieving market share price milestones of approximately $12.00 per Common Share and approximately $15.00 per Common Share, respectively, prior to the Ten-Year Anniversary, or upon a change in control as defined in the underlying agreement. These shares will be forfeited if the market share price milestones or an acceleration event is not reached prior to the Ten-Year Anniversary. At such time that the Earnout Shares shall become vested, and therefore, become Released Earnout Shares, the shares will be transferred to the redeemable noncontrolling interest in the mezzanine section of the Consolidated Balance Sheet.

The Earnout Shares were classified as a liability due to failure to meet the equity classification criteria under ASC 815-40, as Level 3 instruments under the fair value hierarchy and are considered a financial liability under ASC 480, Distinguishing Liabilities from Equity. The Earnout Shares were measured at fair value on the Closing Date with subsequent changes in fair value recorded in earnings. The Earnout Shares were valued utilizing a Monte Carlo simulation pricing model. The following table discloses the primary inputs into the Monte Carlo models.

(expressed in thousands of U.S. dollars, except share and per share data)

Key Valuation Input	June 30, 2024	June 30, 2023	March 17, 2023
Closing Common Share price	$1.73	$5.03	$7.00
Term (expiry)	March 17, 2033	March 17, 2033	March 17, 2033
Implied volatility of Public Warrants	65.0%	33.5%	19.5%
Risk-free rate	4.35%	3.83%	3.39%

The following table sets forth a summary of the changes in the fair value of the Earnout Shares liability for the year ended June 30, 2024:

	Amount
Fair value as of March 17, 2023	$ 13,195
Change in fair value	(2,674)
Fair value as of June 30, 2023	10,521
Change in fair value	(6,704)
Fair value as of June 30, 2024	$ 3,817

11. COMMON SHARES

a) Issuances

Fiscal Year 2024 Issuances

On September 1, 2023, the Company closed a non-brokered private placement (the "September 2023 Private Placement") of units of the Company (the "September 2023 Units"). A total of 250,000 September 2023 Units were issued at a price per September 2023 Unit of $4.00, for total gross proceeds to the Company of $1,000. Each September 2023 Unit consists of one Common Share and one Warrant ("September 2023 Warrant"). Each September 2023 Warrant entitles the holder to acquire one Common Share at a price of $4.60 at any time prior to September 1, 2025. Proceeds of the September 2023 Private Placement will be used for continued advancement of the Elk Creek Project and for working capital and general corporate purposes.

The September 2023 Warrants were classified as an equity instrument and accordingly, the net proceeds of $962 were allocated based on the relative fair values of the Common Shares and the September 2023 Warrants on the date of issuance. The amount allocated to the fair value of the September 2023 Warrants was $254 and the balance of the proceeds of $708 was allocated to the Common Shares. The fair value of the September 2023 Warrants issued was computed using the Black Scholes pricing model using the following assumptions: an expected life of 2.0 years, a risk-free interest rate of 4.85%, an expected volatility of 71.63%, and an expected dividend rate of 0%.

On December 22, 2023, the Company closed a non-brokered private placement (the "December 2023 Private Placement") of 413,432 units of the Company (the "December 2023 Units"). Each December 2023 Unit consists of one Common Share and one Warrant ("December 2023 Warrant"). Each December 2023 Warrant entitles the holder to acquire one Common Share at a price of $3.54 at any time until December 22, 2025. 274,587 of the December 2023 Units were issued and sold to certain accredited investors, who are not affiliated with the Company but with whom the Company had a pre-existing relationship, at a price of $3.08 per December 2023 Unit, and 138,845 of the December 2023 Units were issued and sold to certain officers and directors of the Company (the "Insider Investors"), at a price of $3.205 per December 2023 Unit. The price per December 2023 Unit paid by the Insider Investors included $0.125 per December 2023 Warrant underlying each December 2023 Unit purchased by the Insider Investors which allowed the Insider Investors to participate in the December 2023 Private Placement in accordance with the rules of Nasdaq. The Company received aggregate gross proceeds from the December 2023 Private Placement of approximately $1,290. Proceeds of the December 2023 Private Placement will be used for continued advancement of the Elk Creek Project and for working capital and general corporate purposes. The Company recorded a non-cash expense of $92 and $10 to other operating expense and employee related costs, respectively, representing the excess of fair value of the December 2023 Units over the purchase price paid by Insider Investors.

(expressed in thousands of U.S. dollars, except share and per share data)

The December 2023 Warrants were classified as an equity instrument and accordingly, the estimated net proceeds of $1,241 were allocated based on the relative fair values of the Common Shares and the December 2023 Warrants on the date of issuance. The amount allocated to the fair value of the December 2023 Warrants was $264 and the balance of the proceeds of $977 was allocated to the Common Shares. The fair value of the December 2023 Warrants issued was computed using the Black Scholes pricing model using the following assumptions: an expected life of 2.0 years, a risk-free interest rate of 4.33%, an expected volatility of 54.8%, and an expected dividend rate of 0%.

On June 24, 2024, the Company closed a non-brokered private placement (the "June 2024 Private Placement") of units of the Company (the "June 2024 Units"). A total of 315,000 June 2024 Units were issued at a price per June 2024 Unit of $1.91, for total gross proceeds to the Company of $602. Each June 2024 Unit consists of one Common Share and one Warrant ("June 2024 Warrant"). Each June 2024 Warrant entitles the holder to acquire one Common Share at a price of $2.20 at any time prior to June 24, 2026. Proceeds of the June 2024 Private Placement will be used for continued advancement of the Elk Creek Project and for working capital and general corporate purposes.

The June 2024 Warrants were classified as an equity instrument and accordingly, the net proceeds of $602 were allocated based on the relative fair values of the Common Shares and the June 2024 Warrants on the date of issuance. The amount allocated to the fair value of the June 2024 Warrants was $161 and the balance of the proceeds of $441 was allocated to Common Shares. The fair value of the June 2024 Warrants issued was computed using the Black Scholes pricing model using the following assumptions: an expected life of 2.0 years, a risk-free interest rate of 4.73%, an expected volatility of 73.92%, and an expected dividend rate of 0%.

Fiscal Year 2023 Issuances

In addition to the Common Shares issued in connection with the GXII Transaction, as discussed in Note 5, the following Common Share issuances occurred during fiscal year 2023:

On April 28, 2023, the Company closed a registered direct offering and issued 314,465 Common Shares for $2,000, before deducting share issuance costs of $172. The Common Shares were sold pursuant to a securities purchase agreement, dated April 26, 2023, between the Company and a fund managed by Kingdon Capital Management, LLC.

On June 9, 2023, the Company issued 100,000 Common Shares under the Yorkville Equity Facility Financing Agreement (discussed below) in exchange for $488 in cash proceeds. The Company recorded a non-cash operating expense of $13 which represented the difference between the proceeds received and the fair value of the Common Shares issued based on Nasdaq closing price per Common Share on the issuance date.

b) Stock Options

On January 19, 2024, the Company's shareholders voted to approve an amendment and restatement of its long-term incentive plan (the "2017 Amended Long-Term Incentive Plan") and the granting of incentive securities thereunder until January 19, 2027. Under the 2017 Amended Long-Term Incentive Plan, the Board may, in its discretion from time to time, grant options and share units (in the form of restricted share units and performance share units) to directors, employees and certain other service providers (as defined in the 2017 Amended Long-Term Incentive Plan) of the Company and affiliated entities selected by the Board.

Subject to adjustment as described in the 2017 Amended Long-Term Incentive Plan, the aggregate number of Common Shares that may be reserved for issuance to participants under the 2017 Amended Long-Term Incentive Plan, together with all other security-based compensation arrangements of the Company, may not exceed 10% of the issued and outstanding Common Shares from time to time, and the Common Shares reserved for issuance upon settlement of share units will not exceed 5% of the issued and outstanding Common Shares from time to time. The 2017 Amended Long-Term Incentive Plan limits the maximum number of Common Shares issued to insiders (as defined under TSX rules for this purpose) within any 1-year period, or issuable to insiders at any time, in the aggregate, under all security-based compensation arrangements (including the 2017 Amended Long-Term

(expressed in thousands of U.S. dollars, except share and per share data)

Incentive Plan) to 10% of the then issued and outstanding Common Shares. The 2017 Amended Long-Term Incentive Plan also limits the aggregate number of Common Shares that may be reserved for issuance to any one participant under the 2017 Amended Long-Term Incentive Plan, together with all other security-based compensation arrangements of the Company, to 5% of the then issued and outstanding Common Shares (on a non-diluted basis). Subject to the adjustment provisions of the 2017 Amended Long-Term Incentive Plan, the aggregate number of Common Shares actually issued or transferred by the Company upon the exercise of incentive stock options will be limited as described above.

The Board has power over the granting, amendment, administration, or settlement of any award.

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life
Balance, June 30, 2023	1,541,500	$ 7.19		
Granted	1,625,000	2.99		
Exercised	(7,800)	3.95		
Cancelled/expired	(663,200)	5.88		
Balance, June 30, 2024	2,495,500	$ 4.78	$ -	3.44 years

As of June 30, 2024, 100% of the outstanding stock options were fully vested. The total intrinsic value of options exercised during the year ended June 30, 2024 was immaterial, and as of June 30, 2024, there were no unrecognized compensation costs related to unvested share-based compensation arrangements granted. The Company recognized share-based compensation expense of $2,779 and $1,794 for the years ended June 30, 2024 and 2023, respectively.

The following table summarizes the weighted average information and assumptions used to determine option costs:

	Year ended June 30,	
	2024	2023
Fair value per option granted during the period	$1.71	$3.09
Risk-free interest rate	4.25%	3.30%
Expected dividend yield	0%	0%
Expected stock price volatility (historical basis)	63.2%	63.6%
Expected option life in years	5.0	3.0

Prior to January 1, 2024, the Company concluded that under ASU 718, *Compensation – Stock Compensation (Topic 718)*, Options previously issued on December 31, 2021, May 30, 2022, and March 27, 2023, which included a C$ strike price should remain equity-classified as management determined that the Options qualified for an exemption from liability classification as the Options were denominated in a currency in which a substantial portion of the Company's equity securities traded. Effective January 1, 2024, the Company determined that due to historically decreasing trading volume on the TSX, this exemption no longer applied and accordingly, these Options were classified as a liability based on their fair values on that date. The Company recorded a mark-to-market gain of $147 in other operating expenses related to these option liabilities for the year ended June 30, 2024. The associated liability related to these Canadian-denominated Options was nil at June 30, 2024.

On March 28, 2024, the Board approved a modification to Options previously issued on March 27, 2023, with dual strike prices of $6.95 and C$9.52, under which the option to exercise in C$ was removed. No other terms or conditions were amended by the Board. Based on this amendment, the Company re-classified these Options to equity on March 28, 2024, based on their fair value on that date.

(expressed in thousands of U.S. dollars, except share and per share data)

c) Warrants

Warrant transactions are summarized as follows. Weighted average exercise prices related to Canadian dollar denominated warrants were converted to U.S. dollars using end of period foreign currency exchange rates.

	Warrants	Weighted Average Exercise Price
Balance, June 30, 2022	1,851,622	$ 8.99
Granted:		
Yorkville financing warrants	1,789,267	8.94
GXII warrants	15,666,626	11.50
Expired	(491,211)	11.67
Balance, June 30, 2023	18,816,304	10.98
Granted	1,593,817	3.33
Expired	(1,846,560)	8.67
Balance, June 30, 2024	18,563,561	10.53

At June 30, 2024, the Company has outstanding exercisable warrants, as follows:

Number	Exercise Price	Expiry Date
855,800	C$9.70	February 19, 2025
447,318	$8.94	(1)
250,000	$4.60	September 1, 2025
413,432	$3.54	December 22, 2025
315,000	2.20	June 24, 2025
615,385	$3.25	April 12, 2027
15,666,626	$11.50	March 17, 2028
18,563,561		

(1) Expires in 3 equal monthly tranches on July 17, 2024, August 17, 2024, and September 17, 2024.

In connection with the Closing, pursuant to the Business Combination Agreement, the Company assumed the GXII Warrant Agreement and each GXII Warrant thereunder that was issued and outstanding immediately prior to the Closing Date was converted into one NioCorp Assumed Warrant pursuant to the GXII Warrant Agreement, as amended by an Assignment, Assumption and Amendment Agreement, dated March 17, 2023, among the Company, GXII, Continental Stock Transfer & Trust Company, as the existing warrant agent, and Computershare Inc. and its affiliate, Computershare Trust Company, N.A, together as the successor warrant agent (the "NioCorp Assumed Warrant Agreement"). In connection with the Closing, NioCorp issued (a) 9,999,959 public NioCorp Assumed Warrants (the "Public Warrants") in respect of the GXII Warrants that were publicly traded prior to the Closing and (b) 5,666,667 NioCorp Assumed Warrants (the "Private Warrants") to the Sponsor in respect of the GXII Warrants that it held prior to the Closing, which NioCorp Assumed Warrants were subsequently distributed by the Sponsor to its members in connection with the Closing.

Each NioCorp Assumed Warrant entitles the holder to the right to purchase 1.11829212 Common Shares at an exercise price of $11.50 per 1.11829212 Common Shares (subject to adjustments for stock splits, stock dividends, reorganizations, recapitalizations and the like). No fractional shares will be issued upon exercise of any NioCorp Assumed Warrants, and fractional shares that would otherwise be due to the exercising holder will be rounded down to the nearest whole Common Share. In no event will the Company be required to net cash settle any NioCorp Assumed Warrant.

Public Warrants

The Company may elect to redeem the Public Warrants subject to certain conditions, in whole and not in part, at a price of $0.01 per Public Warrant if (i) 30 days' prior written notice of redemption is provided to the holders, (ii) the last reported sale price of the Common Shares equals or exceeds approximately $16.10 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days

(expressed in thousands of U.S. dollars, except share and per share data)

within a 30-trading day period ending on the third business day prior to the date on which the Company sends the notice of redemption to the warrant holders and (iii) there is an effective registration statement covering the Common Shares issuable upon exercise of the Public Warrants, and a current prospectus relating thereto, available through the redemption date. Upon issuance of a redemption notice by the Company, the warrant holders will have until the redemption date to exercise for cash, or, at the Company's election, on a cashless basis. The Public Warrants are not precluded from equity classification and are accounted for as such on the date of issuance, and each balance sheet date thereafter. Because the 2023 Transactions resulted in an excess of liabilities over assets acquired, no value was ascribed to the Public Warrants.

Private Warrants

The Private Warrants: (i) will be exercisable either for cash or on a cashless basis at the holder's option and (ii) will not be redeemable by the Company, in either case as long as the Private Warrants are held by the Sponsor, its members or any of their permitted transferees (as prescribed in the NioCorp Assumed Warrant Agreement). In accordance with the NioCorp Assumed Warrant Agreement, any Private Warrants that are held by someone other than the Sponsor, its members or any of their permitted transferees are treated as Public Warrants.

The Company accounts for the Private Warrants assumed in the 2023 Transactions in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the Private Warrants do not meet the criteria for equity treatment thereunder, each Private Warrant must be recorded as a liability. This liability is carried as a component of Warrant Liabilities on the consolidated balance sheet and is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to its current fair value, with the change in fair value recognized in the consolidated statement of operations and comprehensive loss. The Company will reassess the classification at each balance sheet date.

The Company classifies Private Warrants as Level 2 instruments under the fair value hierarchy and estimated the fair value using a Black Scholes model with the following assumptions:

Key Valuation Input	June 30, 2024		June 30, 2023		March 17, 2023	
Stock price on valuation date	$	1.73	$	5.03	$	7.00
Strike price	$	11.50	$	11.50	$	11.50
Implied volatility of Public Warrants		69.0%		33.5%		19.5%
Risk free rate		4.45%		4.18%		3.47%
Dividend yield		0%		0%		0%
Expected warrant life in years		3.7		4.7		5.0

The change in the Private Warrants liability is presented below:

	Amount	
Initial valuation, March 17, 2023	$	2,987
Change in valuation		292
Valuation at June 30, 2023		3,279
Change in valuation		(1,926)
Valuation at June 30, 2024	$	1,353

d) Yorkville Equity Facility Financing

Concurrent with the closing of the GXII Transaction, the Yorkville Equity Facility Financing became effective. Pursuant to the Yorkville Equity Facility Financing Agreement, Yorkville committed to purchase up to $65,000 of Common Shares (the "Commitment Amount"), at NioCorp's direction from time to time for a period commencing upon the Closing Date and ending on the earliest of (i) the first day of the month next following the 36-month anniversary of the Closing, (ii) the date on which Yorkville shall have made payment of the full Commitment Amount and (iii) the date that the Yorkville Equity Facility Financing Agreement otherwise terminates in accordance with its terms (the "Commitment Period"), subject to certain limitations and the

(expressed in thousands of U.S. dollars, except share and per share data)

satisfaction of the conditions in the Yorkville Equity Facility Financing Agreement. The Common Shares that may be sold pursuant to the Yorkville Equity Facility Financing Agreement would be purchased by Yorkville at a purchase price equal to 97% of the daily volume-weighted average price of the Common Shares on Nasdaq or such other principal U.S. market for the Common Shares if the Common Shares are ever listed or traded on the New York Stock Exchange or the NYSE American as reported by Bloomberg Financial Markets (or, if not available, a similar service provider of national recognized standing) during the applicable pricing period, which is a period during a single trading day or a period of three consecutive trading days, at the Company's option and subject to certain restrictions, in each case, defined based on when an Advance Notice (as defined in the Yorkville Equity Facility Financing Agreement) is submitted, subject to certain limitations.

Pursuant to the terms of the Yorkville Equity Facility Financing Agreement, NioCorp issued 81,213 of Common Shares (the "Commitment Shares") valued at $650 to Yorkville as consideration for its irrevocable commitment to purchase Common Shares under the Yorkville Equity Facility Financing Agreement. On June 9, 2023, NioCorp issued and sold 100,000 Common Shares to Yorkville under the Yorkville Equity Facility Financing Agreement. Additionally, NioCorp is required to pay Yorkville an aggregate fee of $1,500 in cash (the "Cash Fee"), including $500 that NioCorp paid on the Closing Date and an additional $250 NioCorp was paid as of June 30, 2023. NioCorp will pay the remaining $750 balance in installments over a 12-month period following the Closing Date, provided that it will have the right to prepay without penalty all or part of the remaining installments of the Cash Fee at any time. In addition, legal and other costs of $496 were incurred in connection with the Yorkville Equity Facility Financing and were expensed on the effective date. The following amounts related to the Yorkville Equity Facility Financing Agreement were expensed as other operating costs during the year ended June 30, 2023:

		Amount
Yorkville Cash Fee	$	1,500
Fair value of Commitment Shares issued		650
Legal and other related costs		496
Costs expensed to other operating expense	$	2,646

12. RELATED PARTY TRANSACTIONS AND BALANCES

The Company was party to a non-revolving credit facility agreement (the "Smith Credit Facility") with Mark Smith, Chief Executive Officer, President, and Executive Chairman of NioCorp, which expired on June 30, 2023. The Smith Credit Facility bore interest at a rate of 10% and drawdowns from the Smith Credit Facility were subject to a 2.5% establishment fee. Amounts outstanding under the Smith Credit Facility were secured by all of the Company's assets pursuant to a general security agreement.

Changes in the Smith Credit Agreement principal balance are as follows:

		For the year ending June 30,2023
Beginning balance	$	2,000
Amounts advanced		1,130
Repayments		(3,130)
Balance, end of period	$	-

On March 22, 2023, the Company repaid Mr. Smith $1,841 of principal borrowed under the Smith Credit Facility. This repayment was made out of funds transferred to the Company from the GXII trust account on the Closing Date. The Company repaid the remaining principal balance of $1,289 on May 31, 2023. Accounts payable and accrued liabilities as of June 30, 2024 includes $28 of origination fees payable under the Smith Credit Agreement. During fiscal year 2023 the Company paid a total of $183, representing accrued interest on the Smith Credit Agreement.

(expressed in thousands of U.S. dollars, except share and per share data)

13. EXPLORATION EXPENDITURES

	For the year ended June 30,	
	2024	2023
Feasibility study and engineering	$ 353	$ 410
Field management and other	503	738
Metallurgical	1,678	4,174
Geologists and field staff	18	26
Total	$ 2,552	$ 5,348

14. LEASES

Effective February 2023, the Company entered into a 39-month corporate office lease extension and recognized a corresponding ROU asset and lease liability of $198 associated with this extension, based on a discount rate of 16%.

As of June 30, 2024 and 2023, the Company had one corporate office lease with a remaining lease term of 2.6 years and 3.6 years, respectively. During the year ended June 30, 2024 and 2023, operating cash flows included cash payments of $71 and $93, respectively related to the measurement of lease liabilities.

The Company incurred lease costs as follows:

	For the year ended June 30,	
	2024	2023
Operating Lease Cost:		
Fixed rent expense	$ 90	$ 83
Variable rent expense	14	13
Short term lease cost	9	10
Sublease income	(32)	(33)
Net lease cost – other operating expense	$ 81	$ 73

The maturity of lease liabilities is as follows at June 30, 2024:

	Fiscal Year Lease Maturities
2025	96
2026	98
2027	50
Total lease payments	244
Less amount of payments representing interest	(44)
Present value of lease payments	200
Less current portion of operating lease liability	(95)
Noncurrent operating lease liability	$ 105

15. INCOME TAXES

Domestic and foreign components of loss before income taxes for the years ended June 30, 2024 and 2023 are as follows:

	For the year ended June 30,	
	2024	2023
Canada	$ 8,319	$ 34,606
United States	3,679	6,006
United Kingdom	39	-
Total	$ 12,037	$ 40,612

NioCorp Developments Ltd.
Notes to Consolidated Financial Statements
June 30, 2024

(expressed in thousands of U.S. dollars, except share and per share data)

The following table is a reconciliation of income taxes at statutory rates:

| | For the year ended June 30, | | | |
	2024		2023	
Loss before income taxes	$	12,037	$	40,612
Combined Canadian federal and provincial statutory income tax rate		27%		27%
Income tax benefit at statutory tax rates		3,250		10,965
Foreign rate differential		(62)		(131)
Earnout shares liability		1,810		(2,841)
Warrant liability		506		(1,518)
GXII transaction costs		-		(925)
Share based compensation		(747)		(412)
Accretion expense		(1,138)		(496)
Convertible note valuation		(607)		-
Loss on debt extinguishment		-		(54)
Capital loss rate differential		-		(2)
Change in estimates related to prior years		(160)		14
Other		5		45
Change in valuation allowance		(2,718)		(4,341)
Income tax benefit	$	139	$	304

Income tax benefit for the year ends June 30, 2024 and 2023 were derived solely from our U.S. operations.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred taxes are as follows:

| | As of June 30, | | | |
	2024		2023	
Deferred tax assets				
Net operating losses available for future periods	$	14,177	$	11,893
Mineral interests		9,438		9,477
Startup and organizational costs		1,987		2,132
Research and development costs		1,419		1,060
Share issuance/financing costs		635		446
Capital losses available for future periods		456		419
Other		69		36
Total deferred tax assets		28,181		25,463
Valuation allowance		(28,181)		(25,463)
Net deferred tax assets	$	-	$	-

Changes in the valuation allowance are as follows:

| | For the year ended June 30, | | | |
	2024		2023	
Valuation allowance, beginning of year	$	(25,463)	$	(18,948)
Current year additions		(2,718)		(4,341)
Startup and organizational costs acquired		-		(2,174)
Valuation allowance, end of year	$	(28,181)	$	(25,463)

The Company acquired a federal income tax payable of $443 in connection with the GXII Transaction. As a result of a post-transaction loss at ECRC, partial releases of the valuation allowance attributed to the reduction of the acquired federal income tax payable of $139 and $304 were recorded as an income tax benefit in the consolidated statement of operations and comprehensive loss for the year ended June 30, 2024 and 2023, respectively. The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that all of the assets will not be realized. The valuation allowance of $28,181 at June 30, 2024, relates mainly to net

(expressed in thousands of U.S. dollars, except share and per share data)

operating loss carryforwards in Canada and mineral interests due to deferred exploration expenditures in the United States, where the utilization of such attributes is not more likely than not.

The Company has the following cumulative net operating losses for Canadian and U.S. income tax purposes and these carryforwards will generally expire between 2028 and 2044. As a result of the Tax Cuts and Jobs Act of 2017, U.S. tax losses incurred for our tax years ending on and after June 30, 2019, totaling $3,924, have no expiration.

		As of June 30,		
Jurisdiction		2024		2023
Canada	$	47,623	$	40,267
United States		4,905		3,491
United Kingdom		39		-
Total	$	52,567	$	43,758

In addition, the Company has a Canadian capital loss carryforward of $3,388 as of June 30, 2024, which has no expiration date and can be used to offset future capital gains, and U.S. state net operating loss carryforwards of $7,018 as of June 30, 2024 which generally expire between 2031 and 2044.

At June 30, 2024 and 2023, we had no undistributed earnings of foreign subsidiaries that would be subject to income tax upon distribution to Canada from a foreign subsidiary. As such, as of June 30, 2024 and 2023, we did not provide for deferred taxes on any such earnings of our foreign subsidiaries.

The Company had no unrecognized tax benefits as of June 30, 2024 or 2023. The Company recognizes interest accrued related to unrecognized tax benefits and penalties in its income tax provision. The Company has not recognized any interest or penalties in the fiscal years presented in these consolidated financial statements. The Company is subject to income tax in the U.S. federal jurisdiction, the United Kingdom, and Canada. Certain years remain subject to examination but there are currently no ongoing exams in any taxing jurisdictions.

16. FAIR VALUE MEASUREMENTS

The Company measures the fair value of financial assets and liabilities based on U.S. GAAP guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale, including investments in equity securities, are measured at fair value, with unrealized gains and losses being recognized in income.

Financial instruments including receivables, accounts payable and accrued liabilities, and related party loans are carried at amortized cost, which management believes approximates fair value due to the short-term nature of these instruments.

The following tables present information about the assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2024, and 2023, respectively, and indicate the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical instruments. Fair values determined by Level 2 inputs utilize data points that are observable, such as quoted prices, interest rates, and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the financial instrument and include situations where there is little, if any, market activity for the instrument.

(expressed in thousands of U.S. dollars, except share and per share data)

		As of June 30, 2024						
		Total		Level 1		Level 2		Level 3
Assets:								
Cash and cash equivalents	$	2,012	$	2,012	$	-	$	-
Investment in equity securities		4		4		-		-
Total	$	2,016	$	2,016	$	-	$	-
Liabilities:								
April 2024 notes	$	7,089	$	-	$	-	$	7,089
Earnout Shares liability		3,817		-		-		3,817
Warrant liabilities		4,016		-		1,651		2,365
Total	$	14,922	$	-	$	1,651	$	13,271

		As of June 30, 2023						
		Total		Level 1		Level 2		Level 3
Assets:								
Cash and cash equivalents	$	2,341	$	2,341	$	-	$	-
Investment in equity securities		9		9		-		-
Total	$	2,350	$	2,350	$	-	$	-
Liabilities:								
Earnout Shares liability	$	10,521	$	-	$	-	$	10,521
Warrant liabilities		4,989		-		3,279		1,710
Total	$	15,510	$	-	$	3,279	$	12,231

The Yorkville Convertible Debt Financing discussed in Note 9 was initially recorded at fair value, which represented a nonrecurring fair value measurement using a Level 3 input. At June 30, 2024, the estimated fair value of this instrument approximated carrying value given that the instrument was issued in March 2023 and has a short time period until maturity.

17. SUBSEQUENT EVENTS

Yorkville Consents

On September 4, 2024, NioCorp entered into (i) a consent and waiver (the "Yorkville Consent") to the April 2024 Note issued and sold to Yorkville pursuant to the April 2024 Purchase Agreement and (ii) a consent and waiver (together with the Yorkville Consent, the "Consents") to the April 2024 Note issued and sold to Lind Global Fund II LP pursuant to the April 2024 Purchase Agreement. The Consents, among other things, reduced the amounts due to the April 2024 Purchasers on September 1, 2024 by an aggregate of $1,176 to an aggregate of $336, increased the amounts due to the April 2024 Purchasers on December 1, 2024 by an aggregate of $1,176, and prospectively waived any term of the April 2024 Notes that would otherwise be triggered upon a failure of the Company to pay to the April 2024 Purchasers the remainder of the amount due on September 1, 2024. Except as modified by the Consents, the terms of the April 2024 Notes as previously disclosed are unchanged.

Smith Loan Agreement

On September 11, 2024, the Company and Mark Smith entered into a Loan Agreement (the "Smith Loan Agreement") pursuant to which Mr. Smith agreed to make available to the Company a non-revolving, multiple draw credit facility of up to $2,000 (the "Loan"). The Loan is non-revolving and amounts paid back under the terms of the Smith Loan Agreement do not again become available for drawdowns at the request of the Company.

The Company will pay interest to Mr. Smith on amounts outstanding under the Loan and on any overdue interest at a rate equal to 10% per annum, calculated monthly in arrears, through to the date of repayment of the Loan. Mr. Smith

(expressed in thousands of U.S. dollars, except share and per share data)

will also receive an establishment fee equal to 2.5% of the amount of any drawdown payable at the time of the drawdown as consideration of the advancement of such drawdown. Any outstanding balance on the Loan, including accrued interest, shall be immediately due and payable by the Company on the earlier of the date of expiration of the Smith Loan Agreement on June 30, 2025 and the occurrence of an event of default (the "Due Date"). The Company can repay the Loan at any time without notice and without penalty, but any amount of principal or interest repaid by the Company prior to the Due Date will be subject to an early payment fee of 2.5% of the value of any such payment. Amounts outstanding under the Smith Loan Agreement are secured by all of the Company's assets pursuant to a general security agreement between the Company and Mr. Smith, dated September 11, 2024.

Lind Consent Warrant Issuance

On September 17, 2024, the Company's Common Share price was below the threshold price set forth in the Lind Consent, and accordingly, the Company issued 2,816,742 Contingent Consent Warrants to Lind. Each Contingent Consent Warrant is exercisable for one Common Share at an exercise price of $2.308 and may be exercised at any time prior to their expiration on September 17, 2028. The number of Contingent Consent Warrants issued was based on $5,000 divided by the five-day volume weighted average price of the Common Shares on September 16, 2024.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The management of NioCorp Developments Ltd. has evaluated, under the supervision and with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2024. Based on that evaluation, the CEO and the CFO have concluded that, as of June 30, 2024, our disclosure controls and procedures were not effective due to the material weaknesses in internal control over financial reporting described below.

Notwithstanding the material weaknesses in our internal control over financial reporting, our CEO and CFO have concluded that the audited consolidated financial statements included in this Annual Report on Form 10-K fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.

Management's Report on Internal Control over Financial Reporting

The management of NioCorp Developments Ltd. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act for the Company. Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2024. In making this assessment, our management used the criteria set forth in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework"). Based on that evaluation, the CEO and the CFO have concluded that, as of June 30, 2024, our internal control over financial reporting was not effective due to the material weaknesses in internal control over financial reporting described below.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Management concluded that the material weaknesses disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2023 continued to exist as of June 30, 2024. Specifically, management identified deficiencies in the principles associated with the control environment, risk assessment, control activities, and monitoring components of internal control, based on the criteria established by the COSO Framework, that constitute material weaknesses, either individually or in the aggregate.

- Control Environment: The Company does not have sufficient personnel with the appropriate levels of knowledge, experience, and training in accounting and internal control over financial reporting commensurate with the complexity of the Company's financing transactions and associated reporting requirements. This material weakness contributed to additional material weaknesses further described below.

- Risk Assessment: The Company does not have a formal process to identify, update, and assess financial reporting risks due to

97

changes in the Company's business practices, including entering into increasingly complex transactions that could significantly impact the design and operation of the Company's control activities.

- Control Activities: Management did not maintain effective controls over:

  ○ monitoring and assessing the work of third-party specialists, including the evaluation of the appropriateness of accounting conclusions, and

  ○ the evaluation of certain inputs and assumptions used to estimate the fair value of instruments and features associated with complex debt and equity transactions.

- Monitoring Activities: Management did not appropriately:

  ○ select, develop, and perform ongoing evaluation to ascertain whether the components of internal controls are present and functioning, and

  ○ evaluate and communicate internal control deficiencies in a timely manner to those parties responsible for taking corrective action.

As previously disclosed, these material weaknesses resulted in errors that required the restatement of Company's consolidated financial statements as of and for the fiscal years ended June 30, 2022 and 2021, as well as the restatement of the Company's condensed consolidated financial statements as of and for the interim periods ended September 30, 2021, December 31, 2021, March 31, 2022, September 30, 2022 and December 31, 2022. Additionally, these material weaknesses could result in a misstatement of the account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or timely detected.

Remediation Plan

To address our material weaknesses existing as of June 30, 2024, we have implemented a detailed plan to address each individual material weakness identified, including the following:

- We have, and will continue to, engage outside accounting and internal control consultants with subject matter expertise to supplement our level of knowledge, experience, and training in accounting and internal control over financial reporting.

- We plan to develop a formal risk assessment process to ensure that it is robust and frequent enough for the Company's business, including the identification of risks, the level of detail in our risk assessment, and the clarity of the linkage between risks and internal controls associated with the material weaknesses. The results of this effort are expected to enable us to effectively identify, develop, evolve and implement controls and procedures to address risks.

- We plan to develop and provide incremental training to the accounting and financial reporting team regarding accounting for and valuation of complex financial instruments.

- Management will develop a monitoring program to periodically evaluate and assess whether those responsible for controls are conducting their activities in accordance with their design, such that there is contemporaneous evidence that the controls are present and functioning and will communicate internal control deficiencies in a timely manner to those parties responsible for taking corrective action.

The process of designing and maintaining effective internal control over financial reporting is a continuous effort that requires management to anticipate and react to changes in our business, economic and regulatory environments and to expend significant resources. As we continue to evaluate our internal control over financial reporting, we may take additional actions to remediate the material weaknesses or modify the remediation actions described above.

While we continue to devote significant time and attention to these remediation efforts, the material weaknesses will not be considered remediated until management completes the design and implementation of the actions described above and the controls operate for a sufficient period of time, and management has concluded, through testing, that these controls are effective.

Changes in Internal Control over Financial Reporting

Other than as discussed above, there has been no change in our internal control over financial reporting during the quarter ended June 30, 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the quarter ended June 30, 2024, no director or officer (as defined in Rule 16a-1(f) promulgated under the Exchange Act) of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (as each term is defined in Item 408 of Regulation S-K).

Unregistered Sales of Equity Securities

Lind Contingent Consent Warrant Issuance

On September 17, 2024, the Company's Common Share price was below the threshold price set forth in the Lind Consent, and accordingly, the Company issued 2,816,742 Contingent Consent Warrants to Lind. Each Contingent Consent Warrant is exercisable for one Common Share at an exercise price of $2.308 and may be exercised at any time prior to their expiration on September 17, 2028. The number of Contingent Consent Warrants issued was based on $5.0 million divided by the five-day volume weighted average price of the Common Shares on September 16, 2024.

The Contingent Consent Warrants were issued as part of the consideration for entering into the Lind Consent, which included the following principal terms: (i) the consent of Lind to the GXII Transaction and Yorkville Financings disclosed in the notes to the consolidated financial statements included in Part II, Item 8 hereof, including all actions taken by NioCorp as set out in the Business Combination Agreement to permit the completion of the 2023 Transactions; (ii) the consent of Lind to NioCorp's expected cross-listing to the Nasdaq and the consolidation of the Common Shares in order to meet the minimum listing requirements thereof; (iii) the waiver of Lind of its participation right for up to 15% of the total offering in the Yorkville Equity Facility Financing; and (iv) the waiver of Lind of certain restrictive covenants in the Lind III Agreement.

As consideration for entering into the Lind Consent, Lind received, amongst other things: (i) the right to receive a payment of $500, which would have been reduced to $200 if the 2023 Transactions had not been consummated on or before April 30, 2023 (collectively, the "Consent Payment"); (ii) an extension of its existing participation rights under the Lind III Agreement in future financings of NioCorp for a further two-year period, subject to certain exceptions as well as an extension of such participation rights beyond the additional two-year period if Yorkville or any affiliate is a party to any such applicable transaction; and (iii) the right to receive Contingent Consent Warrants if on the date that is 18 months following the Closing Date, the closing trading price of the Common Shares on the TSX or such other stock exchange on which such shares may then be listed, is less than C$10.00 (on a post-Reverse Stock Split basis), subject to adjustments. The Lind Consent was signed as an amendment to the existing Lind III Agreement.

The Contingent Consent Warrants were issued pursuant to the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof based upon the representations and warranties of Lind in the Lind III Agreement.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors and Executive Officers

The following table sets forth as of September 20, 2024, the names and ages of, and position or positions held by, our executive officers and directors, the employment background of these persons, and any directorships held by the current directors during the last five years.

Name	Age	Position	Date of Appointment
Mark A. Smith	65	Chief Executive Officer, President, Executive Chairman, and Director	Chief Executive Officer and Director: September 23, 2013 President and Executive Chairman: May 31, 2015
Neal Shah	50	Chief Financial Officer and Corporate Secretary	Chief Financial Officer: July 1, 2016 Corporate Secretary: December 3, 2021
Scott Honan	53	Chief Operating Officer	May 6, 2014
Jim Sims	63	Chief Communications Officer	November 2, 2015
Michael J. Morris	78	Lead Director	July 27, 2014
David C. Beling	83	Director	June 6, 2011
Nilsa Guerrero-Mahon	63	Director	September 28, 2017
Dean C. Kehler	67	Director	March 17, 2023
Michael G. Maselli	64	Director	March 17, 2023
Peter Oliver	61	Director	May 25, 2022

The following sets forth a brief description of the business experience of each executive officer and director of the Company, including current directorships and directorships held in, at least, the past five years for each director:

Mark A. Smith – Executive Chairman, Director, President, and Chief Executive Officer

Mr. Smith has over 42 years of experience in operating, developing, and financing mining and strategic materials projects in the Americas and abroad. In September 2013, he was appointed CEO and a Director of NioCorp. From April 2015 to September 2019, Mr. Smith served as the President and Director for Largo Resources Ltd. ("Largo"), a mineral company with an operating property in Brazil and projects in Brazil and Canada. In addition, from April 2015 to October 2018, Mr. Smith also served as the CEO of Largo. Mr. Smith has also served on the board of directors of IBC Advanced Alloys Corp., a leading beryllium and copper advanced alloys company ("IBC"), since May 2016 and as CEO of IBC since July 2020. From October 2008 through December 2012, Mr. Smith served as President, CEO and Director of Molycorp, Inc., a rare earths producer ("Molycorp"), where he was instrumentally involved in taking it from a private company to a publicly traded company with a producing mine. From November 2011 through May 2015, he served on the board of directors at Avanti Mining, a mining company (TSX-V: AVT; Avanti Mining changed its name to AlloyCorp in early 2015). From December 2012 through September 2013, he served as the Managing Director of KMSmith LLC, a business strategy and finance advisory firm, where he served as a consultant.

Prior to Molycorp, Mr. Smith held numerous engineering, environmental, and legal positions within Unocal Corporation, a former petroleum explorer and marketer ("Unocal"), and later served as the President and CEO of Chevron Mining Inc., a coal and metal mining company and wholly owned subsidiary of Chevron Corporation ("Chevron Mining"). Mr. Smith also served for over seven years as the shareholder representative of Companhia Brasileira Metalúrgica e Mineração ("CBMM"), a private company that currently produces approximately 85% of the world supply of niobium. During his tenure with Chevron Mining, Mr. Smith was responsible for Chevron Mining's three coal mines, one molybdenum mine, a petroleum coke calcining operation and Molycorp's Mountain Pass mine. At Unocal, he served as the Vice-President from June 2000 to April 2006, and managed the real estate, remediation, mining and carbon divisions. Mr. Smith is a Registered Professional Engineer and serves as an active member of the State Bars of California and Colorado. He received his Bachelor of Science degree in Agricultural

Engineering from Colorado State University in 1981 and his Juris Doctor, cum laude, from Western State University, College of Law, in 1990.

Neal Shah – Chief Financial Officer and Corporate Secretary

Mr. Shah joined NioCorp in September 2014 as Vice President of Finance, and now serves as the Company's CFO and Corporate Secretary. Mr. Shah served as Finance Manager at Covidien Ltd., a medical device company since acquired by Medtronic, from May 2014 through September 2014. From April 2011 until May 2014, he held the positions of Senior Manager of Corporate Development and M&A and more recently the Director of Strategy and Business Planning at Molycorp. Mr. Shah graduated from the University of Colorado with a BSc in Mechanical Engineering in 1996, and from Purdue University with an MBA in 2002. Since the completion of his MBA, Mr. Shah also held key finance roles with Intel Corporation and IBM.

Scott Honan – Chief Operating Officer

Mr. Honan joined NioCorp in May 2014 as Vice President, Business Development, and since July 2020, has served as the Company's Chief Operating Officer ("COO"). He also serves as President of Elk Creek Resources Corporation, the NioCorp subsidiary that is developing the Elk Creek Project in Nebraska. Prior to his work at NioCorp, Mr. Honan served in several leadership capacities at Molycorp from February 2001 until May 2014, including as Vice President/Director Health, Environment, Safety and Sustainability and General Manager and Environmental Manager from July 2011 to May 2014. With over 31 years of experience in the gold and rare earth industries, Mr. Honan is a graduate of Queen's University in Mining Engineering in both Mineral Processing (B.Sc. Honors) and Environmental Management (M.Sc.) disciplines.

Jim Sims – Chief Communications Officer

Mr. Sims has more than 31 years of experience in devising and executing marketing, media relations, public affairs, and investor relations operations for companies in the mining, chemical, manufacturing, utility, and renewable energy sectors. He joined NioCorp in November 2015 as Vice President, External Affairs, and now serves as its Chief Communications Officer, effective June 7, 2022. Prior to NioCorp, Mr. Sims served for more than five years as Director (and then Vice President) of Corporate Communications for Molycorp from March 2010 through November 2015. Since May 2016, Mr. Sims has also served as Director of Investor and Public Relations for IBC. Mr. Sims was President and CEO of Policy Communications, Inc. from 1998 until 2010, and served as White House Director of Communications for the Energy Policy Development Group. A former U.S. Senate Chief of Staff, he is the co-founder and former Executive Director of the Geothermal Energy Association, and he has served as Board Chairman of the Rare Earth Technology Alliance. He is an honors graduate of Georgetown University.

Michael J. Morris – Director

Mr. Morris was formerly the Chairman of the board of directors of Heritage Oaks Bankcorp ("Heritage Oaks"), the holding company of Heritage Oaks Bank. When Heritage Oaks Bank merged with Pacific Premier Bancorp on April 1, 2017, Mr. Morris became a member of the Pacific Premier Bancorp's board of directors, a position he held until May 31, 2020. He joined Heritage Oaks' board of directors in January 2001 and assumed the board's chairmanship in 2007. In addition, Mr. Morris has worked since 1972 at Andre, Morris & Buttery, a professional law corporation, where he serves as Senior Principal and has served as Chairman of the board since 2005. From 2000 to late 2006, Mr. Morris served on the board of Molycorp, a rare earths producer, which at the time was a wholly owned subsidiary of Unocal and then Chevron Mining. Mr. Morris was the only independent director of Molycorp at that time. Mr. Morris is a graduate of Georgetown University and received his law degree from the University of San Francisco School of Law. He has practiced business and environmental law for over 41 years. Mr. Morris served as a member of the Board of Governors and Vice President of the State Bar of California. He served as a 1st Lieutenant in the U.S. Army from 1970 to 1972.

David C. Beling – Director

Mr. Beling is a Registered Professional Mining Engineer with 59 years of project and corporate experience. He has served as a director on the boards of 14 mining companies starting in 1981, including NioCorp since 2011. Mr. Beling is the owner of D.C. Beling & Assoc., LLC, which provides strategic advisory, project, and corporate development services to the mining industry. His previous employment and consulting included 14 years with five major mining companies and then 44 years with 30+ U.S. and Canadian junior mining companies. He was the President, CEO, and Director of Bullfrog Gold Corp. from 2011 until October 2020; and the Executive Vice President and COO of Geovic Mining Corp. from 2004 through 2010. Mr. Beling has examined, significantly reviewed, or been directly involved with 90 underground mines, 136 open pit mines, and 174 process plants in the global metal, energy, and industrial mineral sectors.

Nilsa Guerrero-Mahon – Director

A former CFO and Controller for global corporations in the technology, energy, and government sectors, Ms. Guerrero-Mahon provides consulting services to domestic and international corporations as the principal at NG Mahon Business Consulting, LLC. In addition, Ms. Guerrero-Mahon was appointed to the Board of FinGoal Inc. in April 2022, a finance technology company building artificial intelligence tools for the financial services industry and other financial technology developers. She also serves on the Board of the State of Colorado Division of Securities. From 2016 to August 2019, she served on the board of directors of Centura Health Mountains & North Denver Operating Group, the largest division in the Centura Health Care System. From 2014 to 2016, she served as the Vice Chair of the board of directors and Chaired the Strategy Committee at St. Anthony Hospital. From 2009 to 2017, Ms. Guerrero-Mahon served as a gubernatorial appointed Board Member of the State of Colorado Financial Services Commission. Among other prior positions, from 2004 to 2007, she was the Global Services Controller at Microsoft Corporation, overseeing internal controls and corporate finance activities.

Ms. Guerrero-Mahon stays current with the latest Corporate Governance practices and the integration of ESG into the strategy. She is an NACD Board Leadership Fellow, a member of the SASB Alliance, holds a CERT Certificate in Cybersecurity Oversight from the Carnegie Mellon University and is currently enrolled in the Climate Leadership Certification program with Diligent Corporation. Ms. Guerrero-Mahon received an Executive MBA from the Daniels College of Business at the University of Denver, a BS in Business Administration - Accounting from the Interamerican University in San Juan, Puerto Rico, and an AS in Computer Science from the EDP School of Computer Programming in San Juan, Puerto Rico. She is a Certified Public Accountant registered in the State of Colorado.

Peter Oliver – Director

With a background in chemistry, Mr. Oliver began working at Greenbushes, Western Australia, for Sons of Gwalia, a mining company, in May 2003. After Sons of Gwalia went into administration in 2004, Mr. Oliver was hired by Talison Lithium Limited ("Talison"), a mining company, where he served as General Manager of Talison's Greenbushes and Wodgina Mines and as Talison's COO, until Mr. Oliver was appointed as the CEO/Managing director. As Talison's CEO/Managing director, Mr. Oliver led the listing of Talison on the Toronto Stock Exchange in September 2010.

Mr. Oliver guided Talison through its acquisition in 2013 by Tianqi Lithium Corporation ("Tianqi"). He then served as a corporate adviser to Tianqi, focusing on M&A opportunities and global expansion, including advising on the sale of 49% of Talison to Albermarle Corp. and the acquisition of 24% of Sociedad Quimica y Minera de Chile S.A., as well as significant expansions of Talison's Greenbushes lithium concentrate production.

Mr. Oliver also was a founding member of Tianqi Lithium Energy Australia Pty Ltd, a wholly owned subsidiary of Tianqi, which was established to build a major Lithium Hydroxide manufacturing facility in Western Australia. Until June 2021, Mr. Oliver remained as a director of Talison, a joint venture between Tianqi and Albemarle Corp. In September 2022, Mr. Oliver was appointed to the Board of Latin Resources, a lithium exploration company in Australia.

Dean C. Kehler – Director

Mr. Kehler co-founded Trimaran Fund Management, L.L.C. ("Trimaran Fund") in 1998, where he is a Managing Partner, and serves as a Manager of Trimaran Fund II. Mr. Kehler was also the Co-Chairman and Chief Executive Officer of GX Acquisition Corp. II, a position he held from August 2018 to March 2023. From 1995 to 2000, Mr. Kehler held senior positions at Canadian Imperial Bank of Commerce ("CIBC"), including Vice Chairman of CIBC World Markets Corp. Mr. Kehler currently serves on the Boards of Directors of Portman Ridge Finance Corporation (formerly KCAP Financial Inc.) and Celularity, Inc. Within the last five years, he has served a director of Inviva Inc.,

Security First Corp. and Graphene Frontiers, LLC. He holds a bachelor's degree from the Wharton School of the University of Pennsylvania.

Michael G. Maselli – Director

Mr. Maselli is a managing director of Trimaran Fund, a position he has held since 2006, and was the President of Acquisitions of GX Acquisition Corp. II from August 2018 to March 2023. Before joining Trimaran Fund in February 2006, Mr. Maselli worked in the Corporate and Leverage Finance Groups of CIBC World Markets. Prior to joining CIBC in 1997, Mr. Maselli served as a Managing Director in Bear Stearns' corporate finance group and, prior to that, as a Vice President at Kidder Peabody & Co. Incorporated. Since 2010, Mr. Maselli served on the board of directors of El Pollo Loco Holdings from 2010 to 2024, and he served as their Chairman of the Board from 2011 to 2023. He served on the board of ChanceLight, Inc. (f/k/a Educational Services of America, Inc.) until 2018. From 2013 to 2015, he served on the board of directors of Norcraft Companies, Inc., and also served on the board of managers of its predecessor company beginning in 2003. Additionally, Mr. Maselli served on the board of directors of Standard Steel, LLC, and was director as well as Chairman of the Board of CB Holding Corp. Mr. Maselli received an MBA with distinction from The A.B. Freeman School at Tulane University and a bachelor's degree in economics from the University of Colorado.

Other Directorships

The following is a list of directorships held over the past five years by our directors. Except as listed below, no directors of the Company are also directors of reporting issuers.

Name of Director	Other Reporting Issuer (or equivalent)	Exchange
David C. Beling	Bullfrog Gold	CSE
Michael J. Morris	Pacific Premier Bancorp	Nasdaq
Mark A. Smith	IBC Advanced Alloys Corp.	TSX-V
Peter Oliver	Latin Resources	ASX
Dean C. Kehler	El Pollo Loco Holdings, Inc.	Nasdaq
	Portman Ridge Finance Corporation	Nasdaq
	Celularity, Inc.	Nasdaq
	GX Acquisition Corp. II	Nasdaq
Michael G. Maselli	El Pollo Loco Holdings, Inc.	Nasdaq

Legal Proceedings

No director or executive officer of the Company is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

During the past ten years, none of the persons serving as executive officers and/or directors of the Company and, with respect to promoters or control persons, for the past five years, none have been the subject matter of any of the legal proceedings that are required to be disclosed pursuant to Item 401(f) of Regulation S-K. Further, no such legal proceedings are believed to be contemplated by governmental authorities against any director or executive officer.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives according to the highest ethical standards.

In addition, directors and senior officers are bound by the provisions of the Company's Articles and the British Columbia Business Corporations Act ("BCBCA"), which set forth how any conflicts of interest are to be dealt with. In particular, any director who has a material interest in a particular transaction is required to disclose such interest and to refrain from voting with respect to the approval of any such transaction.

Insider Trading Policy

The Board has also adopted an insider trading policy (the "Insider Trading Policy") to help ensure, among other things: (i) that persons to whom the policy applies understand their obligations to preserve the confidentiality of

"Material Nonpublic Information" (as defined in the Insider Trading Policy); (ii) strict compliance by all insiders with all requirements relating to the reporting of insider trading and with respect to trading when in possession of "Material Nonpublic Information"; and (iii) that individuals subject to scheduled and unscheduled blackout periods adhere to the restrictions on trading as set out in the Insider Trading Policy.

Code of Business Conduct and Ethics

Our Board has adopted a written Code of Business Conduct and Ethics applicable to our employees, officers, and directors, including those officers responsible for financial reporting. The Code of Business Conduct and Ethics is available on our website at www.niocorp.com. If the Board amends the Code of Business Conduct and Ethics or grants a waiver, including an implicit waiver, from the Code of Business Conduct and Ethics, the Company will disclose the information on its internet website. The waiver information will remain on the website for at least 12 months after the initial disclosure of such waiver. Given the current size of the Company workforce, and the lack of significant operations, the Board monitors compliance through periodic discussions with executive management.

Audit Committee and Audit Committee Financial Experts

Our Audit Committee is currently comprised of Nilsa Guerrero-Mahon, Michael J. Morris, and Michael Maselli, all of whom are independent directors. Our Board has determined that each of the three members are audit committee financial experts, as defined by the rules of the SEC. Further, all Audit Committee members are financially literate as defined in NI 52-110. The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Exchange Act.

ITEM 11.   EXECUTIVE COMPENSATION

The following table sets out the compensation for the fiscal years ended June 30, 2024 and 2023 for the individual who served as the Company's CEO during fiscal year 2024, as well as the Company's two other most highly compensated executive officers other than the CEO who were serving at the end of the last fiscal year (collectively, the "named executive officers"):

Fiscal 2024 Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards [1] ($)	Total ($)
Mark A. Smith, Chief Executive Officer, President [2]	2024	$325,000	$ —	$641,250	$966,250
	2023	304,000	100,000	216,300	620,300
Scott Honan, Chief Operating Officer	2024	280,000	—	427,500	707,500
	2023	265,000	50,000	123,600	438,600
Neal Shah, Chief Financial Officer and Corporate Secretary	2024	250,000	—	427,500	677,500
	2023	227,500	50,000	123,600	401,100

(1) Reflects the grant date fair value of the stock options ("Options") granted during the reported fiscal years. Fiscal year 2024 grants consisted of 375,000 Options for Mr. Smith and 250,000 Options for each of Messrs. Honan and Shah, in each case at an exercise price of $2.99 per share. Fiscal year 2023 grants consisted of 70,000 Options for Mr. Smith and 40,000 Options for each of Messrs. Honan and Shah, in each case at an exercise price of $6.95 per share. Grant date fair values were computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are described in Note 11 in the Company's consolidated financial statements included in this Annual Report on Form 10-K. These Options were fully vested on the grant date and generally remain exercisable until a period of three or five years after the grant date.

(2) Disclosed amounts were paid to 76 Resources, LLC, an entity controlled by Mr. Smith, as further described below under "Employment Agreements and Severance Arrangements."

Narrative Disclosure to Summary Compensation Table

Compensation Governance

The Company's Compensation Committee determines the amount of compensation for the Company's executives, which is designed to reflect the need to provide incentives and compensation for the time and effort expended by the executives while taking into account the financial and other resources of the Company. The Compensation Committee has the authority to engage and compensate, at the expense of the Company, any outside advisor that it determines to be necessary to permit it to carry out its duties (including compensation consultants and advisers), and generally utilized information provided by Insperity PEO Services LP ("Insperity"), the Company's Professional Employer Organization, in February 2023, to assess employee salaries relative to industry and market peers and engaged Bedford Resources Inc. ("Bedford") in November 2023 to provide competitive data in executive compensation. The Company has assessed the independence of both Insperity and Bedford, and has found no conflicts of interest raised by their work.

Compensation Program Design

The Board, in conjunction with the Compensation Committee, determines compensation and rewards to senior management on the basis of individual and corporate performance, both in the short term and the long term, while at the same time being mindful of the responsibility that the Company has to its shareholders. In general, the Compensation Committee considers that its compensation program should be relatively simple in concept, given the current stage of the Company's development, and that its focus should be balanced between reasonable current compensation and longer-term compensation tied to performance of the Company as a whole.

The Compensation Committee has not established a formal set of benchmarks or performance criteria to be met by the Company's named executive officers; rather, the members of the Compensation Committee use the information provided by Insperity and Bedford, and their own subjective assessments of the level of success of the Company to determine, collectively, whether or not the named executive officers are successfully achieving the Company's business plan and strategy and the degree to which they have performed in that regard. The Compensation Committee has not established any set or formal formula for determining named executive officer compensation, either as to the amount thereof or the specific mix of compensation elements, and compensation (and adjustments from time to time) is set through informal discussions at the Compensation Committee level.

Key Elements of Named Executive Officer Compensation

Base Salaries

The members of the Compensation Committee use their own experience and familiarity with the industry, and consider the factors described above, to determine what they believe to be reasonable base salaries for our named executive officers. The base salaries of the named executive officers are set at levels which are considered by the members of the Compensation Committee to be competitive, thereby enabling the Company to compete for and retain executives critical to the long-term success of the Company. Initially, base salaries (or, for Mr. Smith, base consulting fees) are set through negotiation when executive officers join the Company (with direct input from the Compensation Committee) and are subsequently reviewed each fiscal year to determine if adjustments are required.

Bonus Compensation

The Board has discretion, where deemed appropriate and financially affordable for the Company, to grant a cash bonus to a named executive officer based on the performance of both the individual named executive officer and the Company. No cash bonuses were approved or paid for the named executive officers for fiscal year 2024.

Option-Based Awards

The incentive portion of each named executive officer's compensation package consists primarily of Options awarded under the 2017 Amended Long-Term Incentive Plan. Share ownership opportunities through the grant of Options are provided to align the interests of senior management of the Company with the longer-term interests of the shareholders of the Company.

The 2017 Amended Long-Term Incentive Plan is administered by the Compensation Committee, and is intended to advance the interests of the Company through the motivation, attraction and retention of officers and other key employees, directors and consultants of the Company and affiliates of the Company and to secure for the Company and its shareholders the benefits inherent in the ownership of Common Shares of the Company by officers and other key employees, directors and consultants of the Company and affiliates of the Company. Grants of Options under the 2017 Amended Long-Term Incentive Plan are proposed and recommended by the CEO and reviewed by the Compensation Committee, or are proposed by the Compensation Committee. The Compensation Committee can approve, modify, or reject any proposed grants, in whole or in part. In general, the allocation of available Options among the eligible participants in the 2017 Amended Long-Term Incentive Plan is on an ad hoc basis, and there is no set formula for allocating available Options, nor is there any fixed benchmark or performance criteria to be achieved in order to receive an award of or vest in Options.

The Compensation Committee does not consider the accounting value of any such Option grants in determining the number of Options to award to any individual, as any such "value" is an accounting measure that is not relevant to incentivizing the individual. The timing of the grants of Options is determined by the Compensation Committee, and there is no regular interval for the awarding of Option grants. In general, a higher level of responsibility will result in a larger grant of Options. Because the number of Options available is limited, in general, the Compensation Committee aims to have individuals at what it subjectively considers to be the same levels of responsibility holding equivalent numbers of Options, with additional grants being allocated for individuals who the Compensation Committee believes are in a position to more directly affect the success of the Company through their efforts.

The Compensation Committee looks at the overall number of Options held by an individual (plus the exercise prices and remaining terms of existing Options and whether any previously granted Options have expired out of the money or were exercised) and takes such information into consideration when reviewing proposed new grants. After considering the CEO's recommendations, if any, and the foregoing factors, the resulting proposed Option grant is then submitted to the Board for final approval.

During the fiscal year ended June 30, 2024, the Compensation Committee approved all recommendations for the grant of Options proposed by management, and the named executive officers were granted the following number of Options effective February 15, 2024, each with an exercise price per share of $2.99 per share: Mr. Smith, 375,000 Options; Mr. Honan, 250,000 Options; and Mr. Shah, 250,000 Options. These Options were fully vested and exercisable on the grant date and generally remain exercisable until five years after the grant date.

On March 28, 2024, the Board approved a modification to Options previously issued on March 27, 2023, with dual strike prices of $6.95 and C$9.52, under which the option to exercise in C$ was removed. No other terms or conditions were amended by the Board.

Employment Agreements and Severance Arrangements

The Company and KMSmith, LLC ("KMSmith"), an entity controlled by Mark A. Smith, entered into a Consulting Agreement effective September 23, 2013 (as amended, the "Smith Agreement"). On August 31, 2020, the Company, KMSmith and 76 Resources, Inc., an entity controlled by Mr. Smith, entered into a Contract Assignment and Novation Agreement, pursuant to which KMSmith assigned all of its rights under the Smith Agreement to 76 Resources, Inc. and 76 Resources, Inc. assumed all of KMSmith's obligations under the Smith Agreement by novation. On August 1, 2021, the Company, 76 Resources, Inc. and 76 Resources, LLC, an entity controlled by Mr. Smith, entered into a Contract Assignment and Novation Agreement, pursuant to which 76 Resources, Inc. assigned all of its rights under the Smith Agreement to 76 Resources, LLC and 76 Resources, LLC assumed all of 76 Resources, Inc.'s obligations under the Smith Agreement by novation. Under the terms of the Smith Agreement, 76 Resources, LLC (as ultimate successor in interest to KMSmith), through Mr. Smith, performs the duties and responsibilities of the CEO of the Company and related services, for an indefinite term at a base rate of $325,000 per year, generally payable in equal monthly installments of $27,083. Any bonuses and incentive payments are payable at the discretion of the Board. Mr. Smith is eligible to receive Options under the 2017 Amended Long-Term Incentive Plan, as determined by the Board.

The Company may terminate the Smith Agreement at any time without notice or payment if (1) 76 Resources, LLC commits a material breach of the Smith Agreement (subject to a cure period in certain circumstances), (2) Mr. Smith dies or becomes permanently disabled, or (3) certain other "for cause" scenarios occur (as further described in the Smith Agreement). In the event the Smith Agreement is terminated by the Company for any other reason or if 76

Resources, LLC terminates the Smith Agreement on the occurrence of a Triggering Event, the Company shall pay 76 Resources, LLC a lump sum termination fee equal to the base fee in effect at the termination date as well as the average of any annual bonuses or other cash incentive payments for two calendar years immediately preceding the year the termination occurs. A Triggering Event is defined as: a substantial change in the nature of services to be performed by 76 Resources, LLC; a material breach by the Company of the Smith Agreement that is not remedied within 30 days of notice; the cessation of the Company as a going concern; the failure of the Company to pay a material amount due pursuant to the Smith Agreement within 30 days of the due date; or a material reduction in base fee or any other form of compensation payable by the Company to 76 Resources, LLC, except where all senior executives or consultants of the Company are subject to relatively similar reductions in such values. 76 Resources, LLC may terminate the Smith Agreement for a reason other than a Triggering Event on 90 days' written notice and, should the Company immediately accept such termination notice, it shall pay 76 Resources, LLC the sum of $69,904. Should a change of control of the Company occur (as that term is defined in the Smith Agreement) and, within one year, either a Triggering Event occurs and 76 Resources, LLC terminates the Smith Agreement or 76 Resources, LLC's engagement is terminated by the Company under circumstances that would give rise to a termination payment in the absence of a change of control, then 76 Resources, LLC shall be entitled to receive an amount equal to the base fee in effect at the termination date as well as the average of any annual bonuses or other cash payments for two calendar years immediately preceding the year the termination occurs. In the event 76 Resources, LLC is entitled to a termination payment with respect to a change of control, any Options previously granted to Mr. Smith shall become fully vested and shall remain exercisable for the original term of grant despite a termination of the services of 76 Resources, LLC. Termination payments under the Smith Agreement are generally contingent on a release of claims by 76 Resources, LLC. The Smith Agreement also includes customary confidentiality and six-month employee non-solicitation provisions.

If the Smith Agreement had been terminated by the Company for any reason other than as set out in the Smith Agreement, if 76 Resources, LLC terminated the Smith Agreement on the occurrence of a Triggering Event, or had a change of control of the Company occurred and within one year, either a Triggering Event occurred and 76 Resources, LLC terminated the Smith Agreement or 76 Resources, LLC's engagement was terminated by the Company without the occurrence of a Triggering Event for any reason other than as set out in the Smith Agreement, effective as of June 30, 2024, 76 Resources, LLC (as ultimate successor in interest to KMSmith) would have been entitled to a payment of $375,000.

As previously disclosed, on September 25, 2022, in connection with our entry into the Business Combination Agreement, Messrs. Shah and Honan (the "Covered Officers") entered into employment agreements with a United States affiliate (the "U.S. Affiliate") of the Company (the "Employment Agreements"). The Employment Agreements became effective upon the closing of the GXII Transaction, and will continue until either the Covered Officer or the U.S. Affiliate terminates the Covered Officer's employment for any reason. Pursuant to the Employment Agreements, Mr. Shah continues to serve as Chief Financial Officer of the Company, and Mr. Honan continues to serve as the COO of the Company and serves as President of the U.S. Affiliate.

The Employment Agreement for Mr. Shah provides for an initial annual base salary of $220,000 per year, and Mr. Honan's Employment Agreement provides for an initial annual base salary of $260,000 per year. The annual base salary rates for the Covered Officers will be reviewed at least annually for potential increases. As described above, the base salary rates of Messrs. Shah and Honan were increased in fiscal 2023 to $250,000 for Mr. Shah and $280,000 for Mr. Honan. The Employment Agreements also provide each of the Covered Officers with eligibility to participate in (1) any annual cash bonus plan and/or any long-term incentive compensation plan as may be established by the U.S. Affiliate or its affiliates, and (2) any employee benefit plan, program, or policy of the U.S. Affiliate or its affiliates as may be in effect for senior executives of the U.S. Affiliate or its affiliates generally. The Employment Agreements also include the following additional features: (1) severance benefits upon certain qualifying terminations of employment, consisting of: (a) for a qualifying termination of the Covered Officer's employment by the U.S. Affiliate without Cause (as such term is defined in the Employment Agreements) that does not occur within two years after a Change in Control of the U.S. Affiliate (as defined in the Employment Agreements), certain accrued obligations, plus 12 months of salary continuation, and (b) for a qualifying termination of the Covered Officer's employment by the U.S. Affiliate without Cause or by the Covered Officer for Good Reason (as such term is defined in the Employment Agreements) that occurs within two years after a Change in Control (a "Change in Control Termination"), certain accrued obligations, and a lump sum cash amount equal to two times the Covered Officer's annual base salary as in effect at the time of such termination; and (2) a requirement that each Covered Executive execute a customary release of claims in favor of the U.S. Affiliate to receive severance compensation. In connection with the Covered Officers entering into the Employment Agreements each Covered Officer also entered into a restrictive covenant agreement (a "Restrictive Covenant Agreement"). The Restrictive Covenant Agreements include customary restrictive covenants, including non-competition and non-solicitation obligations that remain in effect both during the employment term and for one year following termination of the Covered Officer's employment other than a Change in Control Termination (in which case the period will be two years following such Change in Control Termination), as well as other customary restrictive covenants, such as confidentiality provisions.

Stock Options Under the 2017 Amended Long-Term Incentive Plan

In accordance with the 2017 Amended Long-Term Incentive Plan, the Company granted Options to its named executive officers during the Company's 2024 fiscal year; no other equity-based awards were granted to the named executive officers during the 2024 fiscal year.

The following table sets forth the outstanding equity awards for each named executive officer at June 30, 2024. The Company has not granted full value stock-based awards to any of its named executive officers.

Outstanding Equity Awards at 2024 Fiscal Year-End

Name	Grant Date	Option Awards Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)		Option Expiration Date
Mark A. Smith	12/17/2021	65,000	—	$9.94	(1)	12/17/2024
	03/27/2023	70,000	—	6.95		03/27/2026
	02/15/2024	375,000	—	2.99		02/15/2029
Scott Honan	12/17/2021	30,000	—	9.94	(1)	12/17/2024
	03/27/2023	40,000	—	6.95		03/27/2026
	02/15/2024	250,000	—	2.99		02/15/2029
Neal Shah	12/17/2021	30,000	—	9.94	(1)	12/17/2024
	03/27/2023	40,000	—	6.95		03/27/2026
	02/15/2024	250,000	—	2.99		02/15/2029

(1) Option exercise price based on a spot exchange rate of C$1.3687 to US$1.00 on June 30, 2024.

Retirement Plan Benefits

Messrs. Honan and Shah are each eligible to participate in the Company's 401(k) savings plan, which is designed to reward continued employment with the Company and assist participants with financial preparation for retirement. All amounts credited under the 401(k) savings plan relate to participant contributions. The Company does not currently make matching or other contributions to the 401(k) savings plan.

Termination and Change of Control Benefits

Except as described above, the Company has not entered into any plans or arrangements in respect of remuneration received or that may be received by the named executive officers in respect of compensating such officers or directors in the event of a change of control, termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control. Options are generally subject to clawback provisions, and provide for post-employment exercise periods, pursuant to the terms of such awards and the 2017 Amended Long-Term Incentive Plan.

Fiscal 2024 Director Compensation

One of the directors serving on the Board (Mark A. Smith) is also a named executive officer. For a description of the compensation paid to Mr. Smith, see "Fiscal 2024 Summary Compensation Table" above.

The following table sets forth all compensation the Company granted to our directors, other than Mr. Smith, for the fiscal year ended June 30, 2024:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)[1]	All Other Compensation ($)	Total ($)
David C. Beling	$–	$85,500	$–	$85,500
Michael J. Morris	–	128,250	–	128,250
Nilsa Guerrero-Mahon	–	128,250	–	128,250
Peter Oliver	–	85,500	–	85,500
Dean C. Kehler	–	85,500	–	85,500
Michael G. Maselli	–	85,500	–	85,500
Anna Castner Wightman [2]	–	–	–	–

(1) Reflects the grant date fair value of Options granted during the 2024 fiscal year, consisting of 75,000 Options each for Mr. Morris, and Ms. Guerrero-Mahon, and 50,000 Options each for Messrs. Beling, Oliver, Kehler, and Maselli, in each case at an exercise price of $2.99 per share, computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are described in Note 11 in the Company's consolidated financial statements included in this Annual Report on Form 10-K. These Options were fully vested on the grant date and generally remain exercisable until three years after the grant date.

(2) Ms. Wightman served as a member of the Board until January 19, 2024, and did not receive a grant of Options during the 2024 fiscal year.

For the fiscal year ended June 30, 2024, the directors of the Company did not receive any cash fees for serving on the Board. The directors of the Company have no standard compensation arrangements, or any other arrangements, with the Company, except as herein disclosed. Option grants are determined by the Compensation and Organization Committee of the Board (the "Compensation Committee") on a discretionary basis each year. Executive officers of the Company who also act as directors of the Company do not receive any additional compensation for services rendered in such capacity. See "Fiscal 2024 Summary Compensation Table" above.

The aggregate number of Option awards outstanding at the end of fiscal year 2024 for each non-employee director who served during fiscal 2024 was as follows: Mr. Beling, 117,500 Options; Mr. Morris, 157,500 Options; Ms. Guerrero-Mahon, 150,000 Options; Mr. Oliver, 140,000 Options; Mr. Kehler, 50,000 Options; and Mr. Maselli, 50,000 Options. As of June 30, 2024, all the above Options were 100% vested.

Description of the 2017 Amended Long-Term Incentive Plan

On January 19, 2024, NioCorp's shareholders approved the adoption of the 2017 Amended Long-Term Incentive Plan. Under the 2017 Amended Long-Term Incentive Plan, the Board may in its discretion from time-to-time grant stock options, share units (in the form of restricted share units ("RSUs") and performance share units ("PSUs")) and dividend equivalents to non-employee directors, employees and certain other service providers (as further described in the 2017 Amended Long-Term Incentive Plan) of the Company and affiliated entities selected by the Board. Subject to adjustment as provided in the 2017 Amended Long-Term Incentive Plan, the aggregate number of Common Shares that may be reserved for issuance to participants under the 2017 Amended Long-Term Incentive Plan, together with all other security-based compensation arrangements of the Company, may not exceed 10% of the issued and outstanding Common Shares from time to time, and the Common Shares reserved for issuance upon settlement of share units shall not exceed 5% of the issued and outstanding Common Shares from time to time. Further, the aggregate number of Common Shares reserved for issuance to any one participant under the 2017 Amended Long-Term Incentive Plan, together with all other security-based compensation arrangements of the Company, must not exceed 5% of the then issued and outstanding Common Shares (on a non-diluted basis). The maximum number of Common Shares (1) issued to insiders (for purposes of the Toronto Stock Exchange Company Manual) within any one-year period and (2) issuable to insiders at any time, under the 2017 Amended Long-Term

Incentive Plan, or when combined with the Company's other security-based compensation arrangements, will not exceed 10% of the number of the then issued and outstanding Common Shares.

The following table presents the burn rates for the 2017 Amended Long-Term Incentive Plan since inception:

Fiscal Year Ending June 30	Number of awards granted (1)	Weighted average number of Common Shares outstanding	Burn rate
2024	1,625,000	34,320,024	4.7%
2023	578,000	28,705,840	2.0%
2022	447,500	26,373,722	1.7%
2021	370,000	24,196,711	1.5%
2020	—	23,461,012	0.0%

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth the beneficial ownership of Common Shares of NioCorp for the following: (1) each person who is known by NioCorp to beneficially own more than 5% of the outstanding shares of NioCorp's Common Shares; (2) each of the named executive officers (as defined in the "Fiscal 2024 Summary Compensation Table," above); (3) each of NioCorp's directors; and (4) all directors and executive officers of NioCorp as a group.

Beneficial ownership of Common Shares in the table below is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Common Shares. Common Shares that may be acquired by an individual or group within 60 days of September 20, 2024, pursuant to the exercise of options to purchase Common Shares ("Options"), the exercise of Common Share purchase warrants ("Warrants") or the exchange of shares of Class B common stock of ECRC (formerly known as GXII), are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 38,660,244 Common Shares outstanding as of September 20, 2024. Unless otherwise noted in the table below, Options vested at the grant date.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all Common Shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise indicated, the address for each director and executive officer listed is: c/o NioCorp Developments Ltd., 7000 South Yosemite Street, Suite 115, Centennial, CO 80112.

Name and Address of Beneficial Owner	Position	Amount and Nature of Beneficial Ownership (1)		Percent of Common Shares
Mark A. Smith, PE, Esq. Highlands Ranch, Colorado, USA	Chief Executive Officer, President, Executive Chairman and Director	2,645,397	(2)	6.75%
Neal Shah Superior, Colorado, USA	Chief Financial Officer and Corporate Secretary	395,032	(3)	1.01%
Scott Honan Centennial, Colorado, USA	Chief Operating Officer	375,762	(4)	*
Jim Sims Golden Colorado, USA	VP – External Affairs	377,928	(5)	*
Michael J. Morris San Luis Obispo, California, USA	Lead Director	219,698	(6)	*
David C. Beling Grand Junction, Colorado, USA	Director	189,513	(7)	*
Nilsa Guerrero-Mahon Brighton, Colorado, USA	Director	196,068	(8)	*
Dean Kehler New York, New York, USA	Director	3,500,369	(9)	8.32%
Michael Maselli Pelham, New York, USA	Director	588,235	(10)	1.50%
Peter Oliver Bunbury, Western Australia, Australia	Director	140,000	(11)	*
All current directors, executive officers and named executive officers as a group (11 persons)		8,628,002		19.28%
Cooper Road, LLC Miami Beach, Florida, USA		3,126,231	(12)	7.48%

* Represents ownership of less than 1%.

(1)   Calculated in accordance with Rule 13d-3 of the Exchange Act.

(2)   As of September 20, 2024, Mr. Smith beneficially owns 2,088,596 outstanding Common Shares. In addition, Mr. Smith beneficially owns 46,801 Common Shares issuable upon exercise of 46,801 Warrants issued in connection with the December 2023 Private Placement. In addition, he beneficially owns 510,000 vested Options comprised of the following: (i) on December 17, 2021, Mr. Smith was granted 65,000 Options for a period of three years at a price of C$13.60 per Common Share; (ii) on March 27, 2023, Mr. Smith was granted 70,000 Options for a period of three years at a price of $6.95 per Common Share, and (iii) on February 15, 2024, Mr. Smith was granted 375,000 Options for a period of five years at a price of $2.99 per Common Share.

(3)   As of September 20, 2024, Mr. Shah beneficially owns 65,671 outstanding Common Shares. In addition, Mr. Shah beneficially owns 9,361 Common Shares issuable upon exercise of 9,361 Warrants issued in connection with the December 2023 Private Placement. In addition, he beneficially owns 320,000 vested Options comprised of the following: (i) on December 17, 2021, Mr. Shah was granted 30,000 Options for a period of three years at a price of C$13.60 per Common Share; (ii) on March 27, 2023, Mr. Shah was granted 40,000 Options for a period of three years at a price of $6.95 per Common Share; and (iii) on February 15, 2024, Mr. Shah was granted 250,000 Options for a period of five years at a price of $2.99 per Common Share.

(4)   As of September 20, 2024, Mr. Honan beneficially owns 55,762 outstanding Common Shares. In addition, he beneficially owns 320,000 vested Options comprised of the following: (i) on December 17, 2021, Mr. Honan was granted 30,000 Options for a period of three years at a price of C$13.60 per Common Share; (ii) on March 27, 2023, Mr. Honan was granted 40,000 Options for a period of three years at a price of $6.95 per Common Share; and (iii) on February 15, 2024, Mr. Honan was granted 250,000 Options for a period of five years at a price of $2.99 per Common Share.

(5)   As of September 20, 2024, Mr. Sims beneficially owns 57,928 outstanding Common Shares In addition, he beneficially owns 320,000 vested Options comprised of the following: (i) on December 17, 2021, Mr. Sims was granted 30,000 Options for a period of three years at a price of C$13.60 per Common Share; (ii) on March 27, 2023, Mr. Sims was granted 40,000 Options for a period of three years at a price of $6.95 per Common Share; and (iii) on February 15, 2024, Mr. Sims was granted 250,000 Options for a period of five years at a price of $2.99 per Common Share.

(6)   As of September 20, 2024, Mr. Morris beneficially owns 62,198 outstanding Common Shares. He shares both voting and investment power with respect to 5,525 of such Common Shares with his wife as the only trustees of the Michael

and Sandra Morris Trust. In addition, he beneficially owns 157,500 vested Options comprised of the following: (i) on December 17, 2021, Mr. Morris was granted 32,500 Options for a period of three years at a price of C$13.60 per Common Share; (ii) on March 27, 2023, Mr. Morris was granted 50,000 Options for a period of three years at a price of $6.95 per Common Share; and (iii) on February 15, 2024, Mr. Morris was granted 75,000 Options for a period of five years at a price of $2.99 per Common Share.

(7)   As of September 20, 2024, Mr. Beling beneficially owns 72,013 outstanding Common Shares. In addition, he beneficially owns 117,500 vested Options comprised of the following: (i) on December 17, 2021, Mr. Beling was granted 27,500 Options for a period of three years at a price of C$13.60 per Common Share; (ii) on March 27, 2023, Mr. Beling was granted 40,000 Options for a period of three years at a price of $6.95 per Common Share; and (iii) on February 15, 2024, Mr. Behling was granted 50,000 Options for a period of five years at a price of $2.99 per Common Share.

(8)   As of September 20, 2024, Ms. Guerrero-Mahon beneficially owns 46,068 Common Shares. In addition, she beneficially owns 150,000 vested Options comprised of the following: (i) on December 17, 2021, Ms. Guerrero-Mahon was granted 30,000 Options for a period of three years at a price of C$13.60 per Common Share; (ii) on March 27, 2023, Ms. Guerrero-Mahon was granted 45,000 Options for a period of three years at a price of $6.95 per Common Share; and (iii) on February 15, 2024, Ms. Guerrero-Mahon was granted 75,000 Options for a period of five years at a price of $2.99 per Common Share.

(9)   As of September 20, 2024, Mr. Kehler beneficially owns 78,003 Common Shares. In addition, Mr. Kehler beneficially owns 78,003 Common Shares issuable upon exercise of 78,003 Warrants issued in connection with the December 2023 Private Placement, and he beneficially owns 50,000 vested Options comprised of the following: on February 15, 2024, Mr. Kehler was granted 50,000 Options for a period of five years at a price of $2.99 per Common Share. In addition, Mr. Kehler beneficially owns 1,441,290 Common Shares issuable upon the exchange of shares of Vested Shares. He shares both voting and investment power with respect to 318,480 such Vested Shares with U.S. Trust Company of Delaware, as co-trustee of the Elizabeth Kehler 2012 Family Trust under Declaration of Trust dated December 12, 2012 (the "Elizabeth Kehler Trust"). In addition, Mr. Kehler beneficially owns 1,853,073 Common Shares issuable upon exercise of 1,657,057 Private Warrants held by Mr. Kehler. Does not include Common Shares that may be issuable upon exchange of (i) 417,030 Common Shares issuable upon the exchange of Earnout Shares held by Mr. Kehler that will vest when the volume-weighted average price of the Common Shares on the principal exchange of the Common Shares as reported by Bloomberg ("VWAP") equals or exceeds approximately $12.00 per share for 20 of any 30 consecutive trading days during the period from March 17, 2023 to March 17, 2033 (such period, the "Earnout Share Period") on any stock exchange on which the Common Shares are then trading (such Common Shares, the "Tranche I Earnout Shares"), (ii) 417,030 Common Shares issuable upon the exchange of Earnout Shares held by Mr. Kehler that will vest when the VWAP of the Common Shares equals or exceeds approximately $15.00 per share for 20 of any 30 consecutive trading days during the Earnout Share Period on any stock exchange on which the Common Shares are then trading (such Common Shares, the "Tranche II Earnout Shares"), (iii) 118,284 Tranche I Earnout Shares held by the Elizabeth Kehler Trust and (iv) 118,284 Tranche II Earnout Shares held by the Elizabeth Kehler Trust.

(10)   As of September 20, 2024, Mr. Maselli beneficially owns 323, 085 Common Shares issuable upon the exchange of Vested Shares. In addition, he beneficially owns 50,000 vested Options comprised of the following: on February 15, 2024, Mr. Maselli was granted 50,000 Options for a period of five years at a price of $2.99 per Common Share. In addition, Mr. Maselli beneficially owns 215,150 Common Shares issuable upon exercise of 192,392 Private Warrants held by Mr. Maselli. Does not include Common Shares that may be issuable upon exchange of (i) 119,998 Tranche I Earnout Shares held by Mr. Maselli and (ii) 119,998 Tranche II Earnout Shares held by Mr. Maselli.

(11)   As of September 20, 2024, Mr. Oliver beneficially owns 140,000 vested Options comprised of the following: (i) on May 30, 2022, Mr. Oliver was granted 50,000 Options for a period of three years at a price of C$11.00; and (ii) on March 27, 2023, Mr. Oliver was granted 40,000 Options for a period of three years at a price of $6.95 per Common Share; and (iii) on February 15, 2024, Mr. Oliver was granted 50,000 Options for a period of five years at a price of $2.99 per Common Share.

(12)   As reported by Cooper Road, LLC on a Schedule 13G filed with the SEC on December 18, 2023. Cooper Road, LLC is controlled by Jay Bloom.

EQUITY COMPENSATION PLANS

The Company has maintained equity compensation plans under which Options have been granted. Option grants have been determined by the Company's directors and are only provided in compliance with applicable laws and regulatory policy. The following information is provided with respect to compensation plans (including individual compensation arrangements) under which equity securities were authorized for issuance as of June 30, 2024.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Second Column)
Equity Compensation Plans Approved by Security Holders (1)	2,495,500	$4.78	1,310,764(2)
Equity Compensation Plans Not Approved by Security Holders	-	-	-
Total(3)	2,495,500	$4.78	1,310,764(3)

(1) Represents Options granted pursuant to the 2017 Amended Long-Term Incentive Plan.

(2) Generally, the aggregate number of Common Shares reserved for issuance to participants under the 2017 Amended Long-Term Incentive Plan, together with all other security-based compensation arrangements of the Company may not exceed 10% of the issued and outstanding Common Shares from time to time, and the Common Shares reserved for issuance upon settlement of share units shall not exceed 5% of the issued and outstanding Common Shares from time to time. Common Shares subject to any grant (or any portion thereof) that are issued upon exercise or settlement, forfeited, surrendered, cancelled, unearned, or otherwise terminated will again be available for grant under the 2017 Amended Long-Term Incentive Plan.

(3) As of the date of this report there are: (i) 2,455,500 outstanding securities awarded under the 2017 Amended Long-Term Incentive Plan representing 6.35% of the Company's currently issued and outstanding Common Shares; and (ii) 1,410,524 remaining securities available for grant representing 3.65% of the Company's currently issued and outstanding Common Shares.

Performance Graph

The following graph compares total cumulative shareholder return for $100 invested in Common Shares from July 1, 2019, to June 30, 2024, with cumulative total returns for the S&P/TSX Composite Index and S&P/TSX Mining Index:



NioCorp Developments Ltd.
Five Year Performance
vs. S&P/TSX Composite and Global Mining Indices
S&P/TSX Composite
S&P/TSX Mining
NioCorp
325%
275%
225%
175%
125%
75%
25%
Jul-19
Jul-20
Jul-21
Jul-22
Jul-23
Jun-24

Overall, the Company's cumulative return for the five-year period ended below the range of returns for the two selected indices. As an exploration stage company, executive officer compensation has not historically been adjusted to reflect share performance trends. Compensation to executive officers remained flat from 2013 through February 2023, except for increases supported by additional job responsibilities and/or job promotions. Effective September 1, 2019, the Board approved a 10% base rate increase for all NioCorp employees and effective April 1, 2023, the Compensation Committee approved a base rate average increase of 12% for all NioCorp employees. There were no salary increases granted during fiscal year 2024.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The following sets forth certain information regarding transactions between the Company (and its subsidiaries) and its officers, directors, and significant shareholders. There have been no other transactions since the end of the Company's most recently completed fiscal year and there are no currently proposed transactions in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which any related person (for purposes of Item 404 of Regulation S-K) had or will have a direct or indirect material interest.

Loan Transactions:

Mr. Smith is our Chief Executive Officer, President, Executive Chairman, and Director. On January 16, 2017, the Company and Mr. Smith entered into a credit agreement (the "Smith Credit Agreement") pursuant to which Mr. Smith agreed to make available to the Company a credit facility of initially up to $2,000,000. On January 17, 2020, the Company entered into an amending agreement to the Smith Credit Agreement, increasing the limit of the credit facility to $2,500,000 from the previous limit of $2,000,000. On April 3, 2020, the Smith Credit Agreement was amended to increase the limit of the credit facility to $3,000,000 and on June 10, 2020, the Smith Credit Agreement was amended to increase the limit of the credit facility to $3,500,000. In addition, on June 10, 2020, the maturity date for the Smith Credit Agreement was extended to December 15, 2020. On December 14, 2020, the maturity date for the Smith Credit Agreement was extended to December 15, 2021. On December 13, 2021, the maturity date for the Smith Credit Agreement was extended to June 30, 2022. On June 29, 2022, the maturity date for the Smith Credit Agreement was extended to June 30, 2023. On February 28, 2023, the Smith Credit Agreement was amended to increase the borrowing limit to $4,000,000 from the previous limit of $3,500,000. The Company subsequently drew down $1,130,000, leaving an available balance under the Smith Credit Agreement of $52,000.

The largest aggregate amount of principal outstanding under the Smith Credit Agreement during the year ended June 30, 2023, was $3,130,000. Principal repayments of $3,130,000 were made under the Smith Credit Agreement during the year ended June 30, 2023. In addition, interest payments of $183,343 were paid under the Smith Credit Agreement during the year ended June 30, 2023, and $0 of interest remained payable as of June 30, 2023. As of June 30, 2023, all principal and accrued interest outstanding under the Smith Credit Agreement had been repaid and the

Smith Credit Agreement expired on June 30, 2023. Accounts payable and accrued liabilities as of June 30, 2024, includes $28,250 of origination fees payable under the Smith Credit Agreement.

On September 11, 2024, the Company and Mr. Mark Smith entered into a Loan Agreement (the "Smith Loan Agreement") pursuant to which Mr. Smith agreed to make available to the Company a non-revolving, multiple draw credit facility of up to $2,000,000 (the "Loan"). The Loan is non-revolving and amounts paid back under the terms of the Smith Loan Agreement do not again become available for drawdowns at the request of the Company.

The Company will pay interest to Mr. Smith on amounts outstanding under the Loan and on any overdue interest at a rate equal to 10% per annum, calculated monthly in arrears, through to the date of repayment of the Loan. Mr. Smith will also receive an establishment fee equal to 2.5% of the amount of any drawdown payable at the time of the drawdown as consideration of the advancement of such drawdown. Any outstanding balance on the Loan, including accrued interest, shall be immediately due and payable by the Company on the earlier of the date of expiration of the Smith Loan Agreement on June 30, 2025 and the occurrence of an event of default thereunder, (the "Due Date"). The Company can repay the Loan at any time without notice and without penalty, but any amount of principal or interest repaid by the Company prior to the Due Date will be subject to an early payment fee of 2.5% of the value of any such payment. Amounts outstanding under the Smith Loan Agreement are secured by all of the Company's assets pursuant to a general security agreement between the Company and Mr. Smith, dated September 11, 2024.

As of September 20, 2024, $33,000 had been borrowed under the Smith Loan Agreement. The largest aggregate amount of principal outstanding under the Smith Loan Agreement during the period ended September 20, 2024, was $33,000, and there have been no loan repayments or interest repayments as of September 20, 2024.

Related Person Transactions Entered into in Connection with the 2023 Transactions

The disclosure under Item 1, "*Business—Historical Development of the Business—The 2023 Transactions*," is incorporated by reference herein.

In connection with the Closing, all of the shares of Class B common stock of ECRC were issued to the Sponsor in respect of shares of Class B common stock of GXII that were originally issued to the Sponsor for $25,000 in the aggregate. In connection with the Closing, the Sponsor distributed all of the outstanding shares of Class B common stock of ECRC to its members, including Messrs. Maselli and Kehler, for no additional consideration, and such members joined the Sponsor Support Agreement and the Exchange Agreement, as parties thereto.

In connection with the Closing, the Private Warrants and shares of Class B common stock of ECRC issued to the Sponsor were subsequently distributed by the Sponsor to its members, including Messrs. Maselli and Kehler, for no additional consideration, and such members joined the Sponsor Support Agreement and the Exchange Agreement, as parties thereto. The Sponsor acquired the shares of Class B common stock of GXII in respect of which the shares of Class B common stock of ECRC were issued for $25,000 in the aggregate. The Sponsor acquired the GXII Warrants in respect of which the Private Warrants were issued in a private placement that occurred simultaneously with the closing of the initial public offering of GXII at a purchase price of $1.50 per GXII Warrant.

Pursuant to the Business Combination Agreement, at the Closing, NioCorp, ECRC, the Sponsor, the pre-Closing directors and officers of NioCorp and the other parties thereto, including Messrs. Maselli and Kehler (collectively, the "RRA Shareholders"), entered into the Amended and Restated Registration Rights Agreement, dated March 17, 2023 (the "Registration Rights and Lockup Agreement"), pursuant to which, among other things, NioCorp became obligated to file a shelf registration statement to register the resale of (i) outstanding Common Shares, (ii) Common Shares exchangeable for the shares of Class B common stock of ECRC, (iii) Private Warrants and (iv) Common Shares issuable upon exercise of the NioCorp Assumed Warrants, in each case, held by the RRA Shareholders immediately after the Closing. The Registration Rights and Lockup Agreement also provides the RRA Shareholders with certain "demand" and "piggy-back" registration rights, subject to certain requirements and customary conditions, and provides for certain "lock-up" restrictions on transfer by the RRA Shareholders of such securities held by them after the Closing.

The shares of Class B common stock of ECRC and Private Warrants beneficially owned by Messrs. Maselli and Kehler, as disclosed under Item 12, "*Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*" above, have an aggregate market value of approximately $3.0 million and $0.2 million, respectively, based on the closing price of the Common Shares of $1.72 and the closing price of the Public Warrants of $0.10 on Nasdaq on September 19, 2024.

Effective immediately upon the Closing, the Board increased the size of the Board to nine members and appointed each of Messrs. Maselli and Kehler to the Board. Messrs. Maselli and Kehler served on the board of directors of GXII prior to the Closing. Pursuant to the Business Combination Agreement, the Company was required to cause two directors identified by GXII to become directors of the Company as of Closing, and the Board appointed Messrs. Maselli and Kehler to the Board pursuant to such requirement.

December 2023 Private Placement

Certain of the Company's officers and directors, including Messrs. Kehler, Smith and Shah, subscribed to purchase an aggregate of 138,845 December 2023 Units in the December 2023 Private Placement. Each officer and director of the Company who subscribed to purchase December 2023 Units in the December 2023 Private Placement paid a purchase price of US$3.205 per unit (the "Insider Unit Price") upon the closing of the December 2023 Private Placement. The Insider Unit Price included US$0.125 per December 2023 Warrant underlying each December 2023 Unit purchased by officers and directors of the Company. Messrs. Kehler, Smith and Shah purchased 78,003 December 2023 Units, 46,801 December 2023 Units, and 9,361 December 2023 Units, respectively, for aggregate purchase prices of $249,999.62, $149,997.21, and $30,002.01, respectively. The remaining investors in the December 2023 Private Placement, who are not affiliated with the Company but with whom the Company had a pre-existing relationship, subscribed to purchase an aggregate of 274,587 December 2023 Units at a purchase price per December 2023 Unit of US$3.08, which is equal to the consolidated closing bid price for the Common Shares as reported by Nasdaq on December 13, 2023. Gross proceeds to the Company from the December 2023 Private Placement were approximately US$1.29 million.

Review, Approval or Ratification of Related Person Transactions

Other than as described below, the Company does not currently have in place any specific policy or procedure in respect of the review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Sections 147-153 of the BCBCA set out rules and procedures applicable to all British Columbia corporations, pursuant to which a director presented with a resolution in respect of any matter (including an equity issuance) in respect of which he/she has an interest must disclose that interest in writing to the corporation's board of directors prior to the approval of such matter. This procedure ensures that each equity issuance to a director or officer of the Company is approved by all directors of the Company not involved in such sale. All loan transactions from directors and officers are typically subject to review and approval by the Board prior to acceptance and are documented in the meeting minutes or resolutions related to same. Under its charter, the Audit Committee is responsible for reviewing and approving any related party transaction in advance of such transaction, unless the Chief Financial Officer or General Counsel determines that it is not practicable to wait until the next Audit Committee meeting, in which case the related party transaction will be submitted to the Chair of the Audit Committee, who will have delegated authority to act between Audit Committee meetings.

Director Independence

The Company's Board consists of Messrs. Smith, Morris, Beling, Oliver, Kehler, and Maselli and Ms. Guerrero-Mahon. The Company utilizes the definition of "independent" as it is set forth in Nasdaq Listing Rule 5605(a)(2) ("Rule 5605(a)(2)") and National Instrument 52-110 *Audit Committees* ("NI 52-110"). Further, the Board considers all relevant facts and circumstances in its determination of independence of all members of the Board (including any relationships). Currently, Messrs. Morris, Beling, Oliver, Kehler, and Maselli and Ms. Guerrero-Mahon are considered independent directors.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by Deloitte & Touche LLP for the fiscal year ended June 30, 2024 and BDO USA, P.C. for the fiscal year ended June 30, 2023 for the audit of the Company's annual consolidated financial statements and review of consolidated financial statements included in the Company's filings and fees billed for other services rendered by the firms during those periods.

Fiscal Year Ending June 30,	Audit Fees[1] ($)	Audit-Related Fees[2] ($)	Tax Fees[3] ($)	All Other Fees[4] ($)
2024	1,292,312	—	48,263	—
2023	1,205,765	—	23,356	—

(1)   "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the consolidated financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)   "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)   "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees." This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities. For the financial years ended June 30, 2024 and 2023, these tax services included the preparation of Canadian and U.S. federal and state tax returns and tax planning and tax advice services.

(4)   "All Other Fees" includes all other non-audit services.

Pre-approval Policies

The policy of the Audit Committee has been to pre-approve all audit, audit-related and non-audit services performed by our independent auditors and to subsequently review the actual fees and expenses paid to our independent auditors. Accordingly, the Audit Committee pre-approved all audit, audit-related and non-audit services performed by Deloitte & Touche LLP and BDO and subsequently reviewed the actual fees and expenses paid for these services. The Audit Committee has determined that the fees paid to Deloitte & Touche LLP for services are compatible with maintaining Deloitte & Touche LLP's independence as our auditor. All of the services provided during the year ended June 30, 2024, were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as a part of this report:

(a) *Financial Statements*

(1) The Consolidated Financial Statements, together with the reports thereon of Deloitte & Touche LLP, dated September 20, 2024, and BDO USA, P.C., dated October 6, 2023, are included as part of Item 8, "Financial Statements and Supplementary Data," commencing on page 59 above.

	Page
Report of Independent Registered Public Accounting Firms (Deloitte & Touche LLP; Denver, Colorado; PCAOB ID#34)	60
Report of Independent Registered Public Accounting Firms (BDO USA, P.C.; Spokane, Washington; PCAOB ID#243)	63
Consolidated Balance Sheets	64
Consolidated Statements of Operations and Comprehensive Loss	65
Consolidated Statements of Cash Flows	66
Consolidated Statements of Shareholders' (Deficit) Equity and Redeemable Noncontrolling Interest	67
Notes to Consolidated Financial Statements	68

(b) *Exhibits*

Exhibit No.	Title
2.1(1)**	Business Combination Agreement, dated September 25, 2022, by and among NioCorp Developments Ltd., GX Acquisition Corp. II and Big Red Merger Sub Ltd
3.1(2)	Notice of Articles of NioCorp Developments Ltd., dated April 5, 2016
3.2(2)	Articles of NioCorp Developments Ltd., as amended, effective as of January 27, 2015
3.3(3)	Amendment to Articles, effective March 17, 2023
4.1(4)	Convertible Security Funding Agreement, dated February 16, 2021, between the Company and Lind Global Asset Management III, LLC
4.2(4)	Form of Lind III Warrant Certificate, in respect of the Lind III Warrants
4.3(5)	Amendment #1 to Convertible Security Funding Agreement, dated December 2, 2021, between the Company and Lind Global Asset Management III, LLC
4.4(6)	Waiver and Consent Agreement, dated September 25, 2022, between NioCorp Developments Ltd. and Lind Global Asset Management III, LLC
4.5	Form of Lind Contingent Consent Warrants
4.6(1)	Sponsor Support Agreement, dated as of September 25, 2022, by and among GX Acquisition Corp. II, NioCorp Developments Ltd., GX Sponsor II LLC, in its capacity as a shareholder of GX Acquisition Corp. II, and certain other shareholders of GX Acquisition Corp. II
4.7(7)	Joinder to Sponsor Support Agreement, dated as of March 17, 2023, by and among NioCorp Developments Ltd. and each of the Holders party thereto
4.8(3)	Amended and Restated Registration Rights Agreement, dated as of March 17, 2023, by and among NioCorp Developments Ltd., GX Acquisition Corp. II, GX Sponsor II LLC, certain holders of the common shares of the NioCorp Developments Ltd. listed on Schedule 1 thereto, certain current and former stockholders of GX Acquisition Corp. II, and other persons and entities listed on Schedule 2 thereto
4.9(3)	Registration Rights Agreement Joinder, dated as of March 17, 2023, by and among NioCorp Developments Ltd. and each of the parties listed on Schedule A thereto
4.10(3)	Exchange Agreement, dated as of March 17, 2023, by and among NioCorp Developments Ltd., GX Acquisition Corp. II and GX Sponsor II LLC

4.11(7)	Joinder to Exchange Agreement, dated as of March 17, 2023, by and among NioCorp Developments Ltd., Elk Creek Resources Corp (f/k/a GX Acquisition Corp. II) and each of the Holders party thereto
4.12(8)	Warrant Agreement, dated March 17, 2021, by and between GX Acquisition Corp. II and Continental Stock Transfer & Trust Company
4.13(3)	Assignment, Assumption and Amendment Agreement, dated as of March 17, 2023, by and among GX Acquisition Corp. II, NioCorp Developments Ltd., Continental Stock Transfer & Trust Company, as the existing Warrant Agent, and Computershare Inc. and its affiliate Computershare Trust Company, N.A., as the successor Warrant Agent
4.14(3)	Form of Warrant (included in Exhibit 4.13)
4.15(9)	Securities Purchase Agreement, dated as of January 26, 2023, by and between NioCorp Developments Ltd. and each of the investors listed on the Schedule of Buyers attached thereto
4.16(10)	Amendment No. 1 to Securities Purchase Agreement, dated February 24, 2023, by and between NioCorp Developments Ltd. and YA II PN, Ltd.
4.17(10)	Form of Convertible Debenture (included in Exhibit 4.16)
4.18(9)	Form of Financing Warrants (included in Exhibit 4.15)
4.19(9)	Registration Rights Agreement, dated as of January 26, 2023, by and between NioCorp Developments Ltd. and YA II PN, Ltd.
4.20(11)	Form of Subscription Agreement in respect of units issued in September 2023
4.21(11)	Form of Warrants issued in September 2023
4.22(12)	Form of Subscription Agreement in respect of units issued in December 2023
4.23(12)	Form of Warrants issued in December 2023
4.24(13)	Securities Purchase Agreement, dated as of April 11, 2024, by and between NioCorp Developments Ltd. and each of YA II PN, Ltd. and Lind Global Fund II LP
4.25(13)	Form of Unsecured Convertible Note (included in Exhibit 4.24)
4.26(13)	Form of Common Stock Purchase Warrant (included in Exhibit 4.24)
4.27(13)	Global Guaranty Agreement, dated as of April 11, 2024, by Elk Creek Resources Corporation and 0896800 B.C. Ltd.
4.28(13)	Registration Rights Agreement, dated as of April 11, 2024, by and between NioCorp Developments Ltd. and each of YA II PN, Ltd. and Lind Global Fund II LP
4.29	Consent and Waiver, dated as of September 4, 2024, between NioCorp Developments Ltd. and YA II PN, Ltd.
4.30	Consent and Waiver, dated as of September 4, 2024, between NioCorp Developments Ltd. and Lind Global Fund II LP
4.31(14)	Form of Subscription Agreement in respect of units issued in June 2024
4.32(14)	Form of Warrants issued in June 2024
4.33	Description of Securities
10.1(15)#	NioCorp Developments Ltd. Long Term Incentive Plan, effective as of November 9, 2017
10.2(2)#	Consulting Agreement, dated May 13, 2014, between the Company and KMSmith, LLC
10.3(16)#	Amendment to Contract, dated September 1, 2019, between the Company and KMSmith, LLC
10.4(16)#	Contract Assignment and Novation Agreement, dated as of August 31, 2020, among the Company, KMSmith, LLC and 76 Resources, Inc.
10.5(17)#	Contract Assignment and Novation Agreement, dated as of August 1, 2021, among the Company, 76 Resources, Inc. and 76 Resources, LLC
10.6(18)#	Amendment to Contract, dated April 1, 2023, between the Company and 76 Resources, LLC
10.7(19)*	Offtake agreement, dated June 13, 2016, between the Company and CMC Cometals, a division of Commercial Metals Company
10.8(20)	Amendment No. 1 to Offtake Agreement, dated April 13, 2020, between the Company and Traxys North America LLC, as assignee
10.9(21)	Offtake agreement with ThyssenKrupp Metallurgical Products GmbH
10.10(16)*, **	Woltemath 003J Amended and Restated Option to Purchase, dated January 4, 2017, among ECRC and Victor L. and Juanita E. Woltemath
10.11(16)*, **	Woltemath 003J Extension to Option to Purchase, dated December 23, 2019, among ECRC and Victor L. and Juanita E. Woltemath
10.13(22)#	NioCorp Developments Ltd. Long Term Incentive Plan, as amended
10.14(9)	Standby Equity Purchase Agreement, dated as of January 26, 2023, by and between NioCorp Developments Ltd. and YA II PN, Ltd.
10.15(23)	Amendment #1 to Standby Equity Purchase Agreement, dated as of May 3, 2024, by and between NioCorp Developments Ltd. and YA II PN, Ltd.
10.16(3)#	Form of Director and Officer Indemnification Agreement
10.17(1)#	Employment Agreement, dated as of September 25, 2022, by and between Elk Creek Resources Corporation and Neal Shah
10.18(1)#	Employment Agreement, dated as of September 25, 2022, by and between Elk Creek Resources Corporation and Scott Honan

10.19(1)#	Employment Agreement, dated as of September 25, 2022, by and between Elk Creek Resources Corporation and Jim Sims
10.20(1)#	Form of Restrictive Covenant Agreement
10.21(24)	Loan Agreement, dated as of September 11, 2024, between the Company and Mark Smith
10.22(24)	Security Agreement, dated as of September 11, 2024, between the Company and Mark Smith
19.1	NioCorp Developments Ltd. Insider Trading Policy
21.1	Subsidiaries of NioCorp Developments Ltd.
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of BDO USA, P.C.
23.3	Consent of Dahrouge Geological Consulting USA Ltd.
23.4	Consent of Understood Mineral Resources Ltd.
23.5	Consent of Optimize Group Inc.
23.6	Consent of Tetra Tech
23.7	Consent of Adrian Brown Consultants Inc.
23.8	Consent of Magemi Mining Inc.
23.9	Consent of L3 Process Development
23.10	Consent of Olsson
23.11	Consent of A2GC
23.12	Consent of Metallurgy Concept Solutions
23.13	Consent of Scott Honan, M.Sc., SME-RM, NioCorp
23.14	Consent of Cementation
23.15	Consent of Mahmood Khwaja, P.E., CDM Smith
23.16	Consent of Wynand Marx, M.Eng., BBE Consulting
31.1	Certification of the Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
96.1(25)	S-K 1300 Elk Creek Technical Report Summary
97.1	Compensation Clawback Policy
101.INS(26)	XBRL Instance Document
101.SCH(26)	XBRL Taxonomy Extension – Schema
101.CAL(26)	XBRL Taxonomy Extension – Calculations
101.DEF(26)	XBRL Taxonomy Extension – Definitions
101.LAB(26)	XBRL Taxonomy Extension – Labels
101.PRE(26)	XBRL Taxonomy Extension – Presentations
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

\#   Management compensation plan, arrangement or agreement.

*   Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K, which portions will be furnished to the Securities and Exchange Commission upon request.

**   Certain exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted exhibit will be furnished to the Securities and Exchange Commission upon request.

(1)   Previously filed as an exhibit to the Company's Current Report on Form 8-K (File No. 000-55710) filed with the SEC on September 29, 2022 and incorporated herein by reference.

(2)   Previously filed as an exhibit to the Company's Draft Registration Statement on Form S-1 (Registration No. 377-01354) submitted to the SEC on July 26, 2016 and incorporated herein by reference.

(3)   Previously filed as an exhibit to the Company's Current Report on Form 8-K (File No. 001-41655) filed with the SEC on March 17, 2023 and incorporated herein by reference.

(4)   Previously filed as an exhibit to the Company's Current Report on Form 8-K (File No. 000-55710) filed with the SEC on February 17, 2021 and incorporated herein by reference.

(5)   Previously filed as an exhibit to the Company's Current Report on Form 10-Q (File No. 000-55710) filed with the SEC on February 4, 2022 and incorporated herein by reference.

(6)   Previously filed as an exhibit to the Company's Registration Statement on Form S-4 (Registration No. 333-268227) filed with the SEC on November 7, 2022 and incorporated herein by reference.

(7)   Previously filed as an exhibit to the Company's Registration Statement on Form S-3 (File No. 333-271268) filed with the SEC on April 14, 2023 and incorporated herein by reference.

(8)   Previously filed as an exhibit to Elk Creek Resources Corp.'s (f/k/a GX Acquisition Corp. II) Current Report on Form 8-K (File No. 001-40226) filed with the SEC on March 22, 2021 and incorporated herein by reference.

(9)   Previously filed as an exhibit to the Company's Current Report on Form 8-K (File No. 000-55710) filed with the SEC on January 27, 2023 and incorporated herein by reference.

(10)   Previously filed as an exhibit to the Company's Current Report on Form 8-K (File No. 000-55710) filed with the SEC on February 24, 2023 and incorporated herein by reference.

(11)   Previously filed as an exhibit to the Company's Current Report on Form 8-K (File No. 001-41655) filed with the SEC on September 1, 2023 and incorporated herein by reference.

(12)   Previously filed as an exhibit to the Company's Current Report on Form 8-K (File No. 001-41655) filed with the SEC on December 20, 2023 and incorporated herein by reference.

(13)   Previously filed as an exhibit to the Company's Current Report on Form 8-K (File No. 001-41655) filed with the SEC on April 12, 2024 and incorporated herein by reference.

(14)   Previously filed as an exhibit to the Company's Current Report on Form 8-K (File No. 001-41655) filed with the SEC on June 24, 2024 and incorporated herein by reference.

(15)   Previously filed as an exhibit to the Company's Current Report on Form 8-K (File No. 000-55710) filed with the SEC on November 13, 2017 and incorporated herein by reference.

(16)   Previously filed as an exhibit to the Company's Annual Report on Form 10-K (File No. 000-55710) filed with the SEC on September 16, 2020 and incorporated herein by reference.

(17)   Previously filed as an exhibit to the Company's Annual Report on Form 10-K (File No. 000-55710) filed with the SEC on September 8, 2021 and incorporated herein by reference.

(18)   Previously filed as an exhibit to the Company's Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 on Form S-1 (File No. 333-271268) filed with the SEC on August 22, 2023 and incorporated herein by reference.

(19)   Previously filed as an exhibit to the Company's Registration Statement on Form S-1 (Registration No. 333-213451) filed with the SEC on September 2, 2016 and incorporated herein by reference.

(20)   Previously filed as an exhibit to Amendment No. 1 to the Company's Annual Report on Form 10-K/A (File No. 000-55710) filed with the SEC on October 31, 2022 and incorporated herein by reference.

(21)   Previously filed as an exhibit to the Company's Annual Report on Form 10-K (File No. 000-55710) filed with the SEC on August 29, 2017 and incorporated herein by reference.

(22)   Previously filed as an exhibit to the Company's Current Report on Form 8-K (File No. 000-55710) filed with the SEC on January 22, 2024 and incorporated herein by reference.

(23)   Previously filed as an exhibit to the Company's Current Report on Form 8-K (File No. 001-41655) filed with the SEC on May 3, 2024 and incorporated herein by reference.

(24)   Previously filed as an exhibit to the Company's Current Report on Form 8-K (File No. 001-41655) filed with the SEC on September 11, 2024 and incorporated herein by reference.

(25)   Previously filed as an exhibit to the Company's Annual Report on Form 10-K (File No. 000-55710) filed with the SEC on September 6, 2022 and incorporated herein by reference.

(26)   Submitted Electronically Herewith. Attached as Exhibit 101 to this report are the following formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets at June 30, 2024 and June 30, 2023, (ii) the Consolidated Statements of Operations and Comprehensive Loss for the years ended June 30, 2024 and 2023, (iii) the Consolidated Statements of Cash Flows for the years ended June 30, 2024 and 2023, (iv) the Consolidated Statements of Shareholders' Equity (Deficit) and Redeemable Noncontrolling Interest for the years ended June 30, 2024 and 2023, (v) the Notes to the Consolidated Financial Statements.

ITEM 16.   FORM 10–K SUMMARY

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIOCORP DEVELOPMENTS LTD.

By: /s/ Neal Shah
_____
Neal Shah
Chief Financial Officer

September 20, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on September 20, 2024.

Signature	Title
/s/ Mark A. Smith Mark A. Smith	President, Chief Executive Officer (Principal Executive Officer and Authorized U.S. Representative) and Chairman of the Board of Directors
/s/ Neal Shah Neal Shah	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Michael Morris Michael Morris	Director
/s/ David C. Beling David C. Beling	Director
/s/ Nilsa Guerrero-Mahon Nilsa Guerrero-Mahon	Director
/s/ Dean C. Kehler Dean C. Kehler	Director
/s/ Michael G. Maselli Michael G. Maselli	Director
/s/ Peter Oliver Peter Oliver	Director

Exhibit 4.5

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR U.S. STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 THEREUNDER, IF AVAILABLE OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND, IN BOTH CASES, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES AND, IN THE CASE OF CLAUSES (C)(I) OR (D) ABOVE, OR IF OTHERWISE REQUIRED BY THE CORPORATION, THE SELLER HAS FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT.

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT, OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON OR A PERSON IN THE UNITED STATES UNLESS THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT.

THIS WARRANT CERTIFICATE IS VOID IF NOT EXERCISED ON OR BEFORE
5PM (NEW YORK TIME) ON SEPTEMBER 17, 2028.


THIS WARRANT IS TRANSFERABLE.

WARRANT CERTIFICATE
NIOCORP DEVELOPMENTS LTD.
SEPTEMBER 17, 2024


Warrant Certificate No. LW#2-2024   **2,816,742 WARRANTS (the "Warrants"), each Warrant entitling the holder to acquire, subject to adjustment, one Common Share of NioCorp Developments Ltd.**

THIS IS TO CERTIFY THAT, for value received, Lind Global Asset Management III, LLC (the "**Holder**") is entitled to subscribe for and purchase up to **2,816,742** fully paid and non-assessable Common Shares (as subject to adjustment hereunder, the "**Warrant Shares**") of NioCorp Developments Ltd. (the "**Corporation**") at a purchase price (the "**Exercise Price**") of **US$2.308** per Warrant Share until 5:00 (New York time) on September 17, 2028 (the "**Expiry Time**").

The Warrants are exercisable at any time and from time to time after the date of this Warrant Certificate up to the Expiry Time, in whole or in part, subject, however, to the provisions and upon the terms and conditions hereinafter set out.

All references herein to dollar amounts are to the lawful money of the United States of America, unless specified otherwise.

1.   **Interpretation**

In this Warrant Certificate, unless the context otherwise requires, the following expressions have the following meanings:

(a)   "**Business Day**" means any day of the year (i) other than a Saturday, Sunday or a statutory holiday in New York, New York, Vancouver, British Columbia or Toronto, Ontario, and (ii) on which the Exchange is open for business;

(b)   "**Common Shares**" means common shares in the share capital of the Corporation;

(c)   "**Current Market Price**" means on any given date the volume weighted average trading price on the Exchange (or, if the Common Shares are not listed and posted for trading on the Exchange, such other stock exchange or over-the-counter market on which the Common Shares may be listed or quoted) for the 20 Trading Days ending three Trading Days prior to the relevant date;

(d)   "**Exchange**" means The Nasdaq Stock Market LLC, or such other stock exchange on which the Common Shares are listed or quoted;

(e)   "**Trading Day**" means a day on which not less than a round lot of Common Shares has traded on the Exchange;

(f)   "**U.S. Person**" means a "U.S. person" as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

(g)   "**U.S. Securities Act**" means the United States Securities Act of 1933, as amended;

(h)   "**VWAP**" means the volume weighted average trading price of the Common Shares on the Exchange over the relevant time period; and

(i)   "**Warrant Certificate**" means this certificate representing the Warrants.

2.   **Exercise of Warrants.**

(a)   The Warrants may be exercised in whole or in part from time to time in the sole discretion of the Holder by delivery to the Corporation at its principal office in Colorado of a written notice of exercise in the form attached as Schedule A hereto prior to the Expiry Time specifying the number of Warrant Shares with respect to which the Warrants are then being exercised and accompanied by payment in full of the purchase price for the Warrant Shares then being purchased and the original copy of this Warrant Certificate. In the event that the Holder subscribes for and purchases less than the full number of Warrant Shares entitled to be subscribed for and purchased under this Warrant Certificate prior to the Expiry Time, the Corporation shall issue a new certificate to the Holder in the same form as this Warrant Certificate with appropriate changes, such certificate

- 3 -

to be delivered by courier to the Holder concurrently with the delivery by courier to the Holder of the certificates representing the Warrant Shares acquired on exercise.

(b)   Upon due exercise of the Warrants by the Holder, the Warrant Shares so subscribed for shall be deemed to have been issued as fully paid and non-assessable shares and the person to whom such Warrant Shares are to be issued shall be deemed to have become the holder of record of such Warrant Shares on the date of exercise unless the transfer books of the Corporation shall be closed on such date, in which case the Warrant Shares so subscribed for shall be deemed to have been issued and such person shall be deemed to have become the holder of record of such Warrant Shares on the date on which such transfer books were reopened and such Warrant Shares shall be issued at the Exercise Price in effect on the date of exercise.

(c)   Notwithstanding the partial exercise of the Warrants by the Holder, the Warrants may be exercised at any time (and from time to time) prior to the Expiry Time for all or any part of the Warrant Shares which, prior to such time, have not been issued to the Holder. The Holder will be deemed to have represented and warranted its compliance with the re-sale and transfer restrictions set forth in Section 19(b) below upon the exercise of any Warrants in the United States or to, or for the account or benefit of, any U.S. Person.

(d)   When the transfer books of the Corporation have been opened for three (3) Business Days after the due exercise or partial exercise of the Warrants, the Corporation shall use its reasonable best efforts to cause a certificate evidencing the number of Warrant Shares so subscribed for to be delivered by courier to the person in whose name such Warrant Shares are to be issued (as specified in the notice of exercise) at the address specified in the notice of exercise, within five (5) Business Days thereafter or shall cause the Warrant Shares to be entered into a direct registration or other electronic book-entry system if no certificates are issued, provided that, if no certificates are issued, such Warrant Shares may be issued with a restricted CUSIP.

(e)   The Warrants and the Warrant Shares have not been registered under the U.S. Securities Act. The Warrants may not be exercised within the United States or by or on behalf of a U.S. Person unless registered or exempt from the registration requirements thereunder.

(f)   Subject to the terms hereof, this Warrant Certificate may be transferred, subject to the terms set forth in the Transfer Form attached hereto. No transfer of this Warrant Certificate shall be effective unless this Warrant Certificate is accompanied by a duly executed Transfer Form or other instrument of transfer in such form as the Corporation may from time to time prescribe, together with such evidence of the genuineness of each endorsement, execution and authorization and of other matters as may be required by the Corporation, and delivered to the Corporation. No transfer of this Warrant Certificate shall be made if, in the opinion of counsel to the Corporation, such transfer would result in the violation of any applicable securities laws. Subject to the foregoing, the Corporation shall issue and mail, as soon as practicable, and in any event within five (5) Business Days of the receipt by the Corporation of this Warrant Certificate and the Transfer Form, a new Warrant Certificate (with or without legends as determined by the Corporation) registered in the name of the transferee or as the transferee may direct and shall take all other necessary actions to effect the transfer as directed.

3.   **Rights of Holder Before Exercise of Warrants**

The Holder shall not have any rights whatsoever as a shareholder in respect of the Warrant Shares until the Warrants are exercised, in whole or in part, and payment for the Warrant Shares thereby purchased has been made.

4.   **Adjustments to Number or Kind of Securities Issuable on Exercise**

(a)   If, at any time prior to the Expiry Time, there occurs:

(i)   a reclassification or redesignation of the Common Shares or any other capital reorganization other than a Common Share Reorganization (as defined below); or

(ii)   a consolidation, merger or amalgamation of the Corporation with or into any other corporation or entity or an arrangement with any other corporation or entity which results in the cancellation, reclassification or redesignation of the Common Shares or a change or conversion of the Common Shares into other shares or securities or the holders of the Common Shares becoming entitled to receive shares or other securities of the other corporation or entity, or the transfer of all or substantially all of the assets of the Corporation to another corporation or entity or the Corporation being controlled (within the meaning of the Income Tax Act (Canada)) by another corporation or entity;

(any such event being herein called a "**Capital Reorganization**"), then, immediately upon the effective time of such Capital Reorganization and at all times thereafter, a Holder who exercises its right to subscribe for Warrant Shares shall be entitled to be issued and receive and shall accept for the same aggregate consideration, upon such exercise, in lieu of the number of Warrant Shares to which it was theretofore entitled upon exercise of the Warrants, the kind and aggregate number of shares or other securities or property of the Corporation or of the corporation or other entity resulting from such Capital Reorganization or any other corporation that the Holder would have been entitled to be issued and receive upon such Capital Reorganization if, immediately prior to the effective time thereof, it had been the registered holder of the number of Warrant Shares to which it was theretofore entitled upon exercise of the Warrants.

(b)   If necessary as a result of any Capital Reorganization, appropriate adjustments shall be made in the application of the provisions of this section with respect to the rights and interest thereafter of the Holder to the end that the provisions set forth in this section shall thereafter correspondingly be made applicable as nearly as may reasonably be practicable in relation to any shares or other securities or property thereafter issuable and deliverable upon the exercise of the Warrants.

(c)   If at any time after the date hereof and prior to the Expiry Time any adjustment or readjustment in the Exercise Price shall occur pursuant to the provisions of subsection 5(a), then the number of Warrant Shares issuable upon the subsequent exercise of the Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Warrant Shares issuable upon the exercise of the Warrants immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction employed in the adjustment or readjustment of the Exercise Price.

5.   **Adjustment of Exercise Price**

(a)   If, at any time prior to the Expiry Time, the Corporation shall:

(i)   subdivide the outstanding Common Shares into a greater number of shares;

(ii)   consolidate the outstanding Common Shares into a lesser number of shares; or

(iii)   make a distribution (other than a distribution referred to in subsections 4(b) or 4(c) of this Warrant Certificate) to the holders of all or substantially all of the Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares;

(any such event being herein called a "**Common Share Reorganization**"), then the Exercise Price shall be adjusted, effective immediately after the effective date or record date at which holders of Common Shares are determined for the purposes of the Common Share Reorganization, by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction of which:

A.   the numerator shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization; and

B.   the denominator shall be the number of Common Shares outstanding immediately after giving effect to such Common Shares Reorganization, including, without limitation, in the case of a distribution of securities exchangeable for or convertible into Common Shares, the number of Common Shares that would have been outstanding if such securities had been exchanged for or converted into Common Shares on such date.

To the extent that any adjustment in the Exercise Price occurs pursuant to this subsection (a) as a result of the fixing by the Corporation of a record date for the distribution of securities exchangeable for or convertible into Common Shares, the Exercise Price shall be readjusted immediately after the expiration of any relevant exchange or conversion right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable pursuant to such exchangeable or convertible securities after such expiration.

(b)   If, at any time prior to the Expiry Time, the Corporation shall fix a record date for the issue to the holders of all or substantially all of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (which period is herein called the "**Rights Period**"), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share to the holder (or, in the case of securities exchangeable for or convertible into Common Shares, at an exchange or conversion price per share) of less than 95% of the Current Market Price of the Common Shares on such record date (any such event being herein called a "**Rights Offering**"), the Exercise Price shall be adjusted, effective immediately after the record date, to a price determined by multiplying the Exercise Price in effect on such date by a fraction of which:

    (i)   the numerator shall be the aggregate of:

        (A)   the number of Common Shares outstanding on the record date for the Rights Offering; and

        (B)   the number determined by dividing:

            (I)   either

                (x)   the product of the number of Common Shares offered for issue during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering and the price at which such Common Shares are offered; or

                (y)   the product of the exchange or conversion price of the securities so offered and the number of Common Shares for or into which the securities so offered pursuant to the Rights Offering are exchangeable or convertible;

            as the case may be, by;

            (II)   the Current Market Price of the Common Shares as of the record date for the Rights Offering; and

    (ii)   the denominator shall be the aggregate of the number of Common Shares outstanding on such record date and the number of Common Shares offered pursuant to such Rights Offering (or the number of Common Shares into which the securities so offered may be exchanged or converted).

If by the terms of the rights, options or warrants referred to in this subsection (b), there is more than one purchase, conversion or exchange price per Common Share, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible securities so offered, shall be calculated for purposes of the adjustment on the basis of the lowest purchase, conversion or exchange price per Common Share, as the case may be. Any Common Shares owned by or held for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. To the extent that any adjustment in the Exercise Price occurs pursuant to this subsection (b) as a result

- 6 -

of the fixing by the Corporation of a record date or the distribution of rights, options or warrants referred to in this subsection (b), the Exercise Price shall be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiration.

(c)   If, at any time prior to the Expiry Time, the Corporation shall issue or distribute to the holders of all or substantially all of the Common Shares:

     (i)   Common Shares or other securities of the Corporation including, without limitation, rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares or any property or asset of the Corporation, (other than rights, options or warrants pursuant to which holders of Common Shares are entitled, during a period expiring not more than 45 days after the record date for such issue, to subscribe for or purchase Common Shares at a price per share (or in the case of securities exchangeable for or convertible into Common Shares at an exchange or conversion price per share at the date of issue of such securities) of at least 95% of the Current Market Price of the Common Shares on such record date), and including, without limitation, evidences of indebtedness, or

     (ii)   any property or other assets including, without limitation, cash;

and such issuance or distribution does not constitute a Rights Offering or a Common Share Reorganization (any such issuance or distribution being herein called a "**Special Distribution**"), then the Exercise Price shall be adjusted, effective immediately after the record date at which the holders of Common Shares are determined for purposes of the Special Distribution, to a price determined by multiplying the Exercise Price in effect on the record date of the Special Distribution by a fraction of which:

     (A)   the numerator shall be the difference between:

          (I)   the product of the number of Common Shares outstanding on the record date and the Current Market Price of the Common Shares on the record date; and

          (II)   the fair market value to the holders of Common Shares, as determined by the board of directors of the Corporation acting reasonably, of the securities, rights, options, warrants, evidences of indebtedness or other assets issued or distributed in the Special Distribution; and

     (B)   the denominator shall be the product of the number of Common Shares outstanding on the record date and the Current Market Price of the Common Shares on the record date.

Any Common Shares owned by or held for the account of the Corporation or any subsidiary shall be deemed not to be outstanding for the purpose of such computation. To the extent that any adjustment in the Exercise Price occurs pursuant to this subsection (c) as a result of the fixing by the Corporation of a record date for the distribution of exchangeable or convertible securities or rights, options or warrants referred to in this subsection (c), the Exercise Price shall be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect if the fair market value had been determined on the basis of the number of Common Shares issued and remaining issuable pursuant to such exchangeable or convertible securities immediately after such expiration.

6.   **Adjustment Rules**

(a)   Subject to the other provisions of this section 6, any adjustment made pursuant to sections 4 or 5 are cumulative and shall be made successively whenever any event referred to in either of such sections shall occur.

(b)   In any case where an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event:

    (i)   issuing to the Holder, by reason of the adjustment required by such event, the additional Warrant Shares issuable upon exercise of the Warrants after such record date and before the occurrence of such event; and

    (ii)   delivering to the Holder any distributions declared with respect to such additional Warrant Shares after the exercise of the Warrants and before such event;

provided, however, that the Corporation shall deliver to the Holder an appropriate instrument evidencing the Holder's right, upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price or the number of Warrant Shares issuable upon exercise of the Warrants and to such distributions declared with respect to any such additional Warrant Shares issuable on the exercise of the Warrants.

(c)   No adjustment in the Exercise Price shall be required unless the adjustment would result in a change of at least 1% in the Exercise Price then in effect and no adjustment shall be made in the number of Warrant Shares issuable on the exercise of the Warrants unless it would result in a change of at least one one-hundredth of a Warrant Share, provided, however, that any adjustments which, except for the provisions of this subsection (c) would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(d)   No adjustment in the Exercise Price or in the number or kind of securities issuable on exercise of the Warrants shall be made in respect of any event described in sections 4 or 5 if the Holder is entitled to participate in such event on the same terms mutatis mutandis as if the Holder had exercised the Warrants prior to or on the effective date or record date, as the case may be, of such event.

(e)   If the Corporation shall set a record date to determine shareholders for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to such shareholders of any such dividend, distribution or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, no adjustment in the Exercise Price or the number of Warrant Shares issuable upon exercise of these Warrants shall be required by reason of the setting of such record date.

(f)   In the absence of a resolution of the directors of the Corporation fixing a record date for a stock dividend or other distribution comprising a Common Share Reorganization, a Rights Offering or a Special Distribution, the Corporation shall be deemed to have fixed as the record date therefor the effective date of such event.

(g)   The Corporation will not, whether pursuant to an adjustment under sections 4 and 5 or any other circumstances, be obligated to issue any fraction of a Warrant Share on any exercise or partial exercise of the Warrants. If any fractional interest in a Warrant Share would, except for the provisions of this section 5(g), be issuable upon the exercise or partial exercise of the Warrants, the number of Warrant Shares issuable shall be rounded down to the nearest whole number.

(h)   In the event of any question arising with respect to the adjustments provided for in sections 4 or 5, such question shall conclusively be determined by a firm of reputable chartered accountants appointed by the Corporation, which accountants may be the Corporation's auditors. Such accountants shall have access to all necessary records of the Corporation and such determination shall be binding upon the Corporation and the Holder.

7.   **Proceedings Prior to Action Requiring Adjustment**

(a)   As a condition precedent to the taking of any action that would require an adjustment pursuant to sections 4 or 5, the Corporation shall take or cause to be taken all such action as, in the opinion of counsel of the

Corporation, may be necessary in order that the Holder shall be entitled to receive, upon exercise of the Warrants, the shares or other securities or property provided for under the provisions hereof.

(b)   Adjustments to the Exercise Price or the number of Warrant Shares purchasable pursuant to this Warrant Certificate may be subject to the prior approval of the Exchange.

8.   **Notice**

At least twenty-one days prior to any record date or effective date, as the case may be, for any event which requires or might require an adjustment in any of the rights of the Holder under this Warrant Certificate, including the Exercise Price and the number of Warrant Shares that are purchasable under this Warrant Certificate, the Corporation will deliver to the Holder, at the Holder's registered address, a certificate of the Corporation specifying the particulars of such event and, if determinable, the required adjustment and the calculation of such adjustment. In case any adjustment has been given that is not then determinable, the Corporation will promptly after such adjustment is determinable deliver to the Holder, at the Holder's registered address, a certificate providing the calculation of such adjustment. The Corporation hereby covenants and agrees that the register of transfers and share transfer books for the Warrant Shares will be open, and that the Corporation will not take any action that might deprive the Holder of the opportunity of exercising the rights of subscription contained in this Warrant Certificate, during such twenty-one day period.

9.   **Replacement**

Upon receipt of evidence satisfactory to the Corporation of the loss, theft, destruction or mutilation of this Warrant Certificate and, if requested by the Corporation, upon delivery of a bond of indemnity satisfactory to the Corporation (or, in the case of mutilation, upon surrender of this Warrant Certificate), the Corporation will issue to the Holder a replacement certificate (containing the same terms and conditions as this Warrant Certificate).

10.   **Covenants**

The Corporation covenants with the Holder that so long as any obligations of the Corporation under this Warrant Certificate remain outstanding:

(a)   it will use its reasonable best efforts to at all times maintain its existence; will carry on and conduct its business in a prudent manner in accordance with industry standards and good business practice, and will keep or cause to be kept proper books of account in accordance with generally accepted accounting practice, subject to the completion of a Capital Reorganization in accordance with subsection 10(g) below;

(b)   it will cause the certificates evidencing the Warrant Shares, from time to time, subscribed and paid for, upon the exercise of the Warrants, to be duly issued and delivered in accordance with the conditions hereof or cause such Warrant Shares to be entered into a direct registration or other electronic book-entry system if no certificates are issued, provided that, if no certificates are issued, such Warrant Shares may be issued with a restricted CUSIP;

(c)   all Warrant Shares which shall be issued upon exercise of the Warrants and payment of the Exercise Price shall be fully paid and non-assessable shares;

(d)   it will reserve and keep available a sufficient number of Warrant Shares for the purpose of enabling it to satisfy its obligation to issue Warrant Shares upon the exercise of the Warrants;

(e)   it will maintain the listing of the Common Shares on the Exchange and the status of the Corporation as a reporting issuer not in default and otherwise remain in full compliance with the periodic reporting and other substantive requirements under the securities legislation of each of the provinces of British Columbia, Alberta, Saskatchewan, Ontario and New Brunswick until the Expiry Time unless the Corporation shall become merged into, or amalgamated with, or otherwise acquired by, another issuer and the shareholders of the Corporation shall receive cash from or publicly traded shares of such other issuer;

(f)   except as required by law, it will not close its transfer books or take any other action which might deprive the Holder of the opportunity of exercising its right to subscribe for Warrant Shares pursuant to the Warrant during the period of twenty-one days after the giving of a notice required by section 8 or unduly restrict such opportunity;

(g)   it shall not complete or facilitate a Capital Reorganization if the effect of such Capital Reorganization is that:

(i)   all or substantially all of its assets become the property of, or are under the control of, or it is controlled (within the meaning of the Income Tax Act (Canada)) by, any other person (an "**Acquiring Person**"); and

(ii)   holders of Common Shares receive any other security in replacement of, or in addition to, their Common Shares;

unless, at or prior to or contemporaneously with the effective time of such Capital Reorganization, the Corporation and the Acquiring Person shall have executed such instruments and done such things as the Corporation, acting reasonably, considers necessary or advisable to establish that upon the consummation of such transaction:

(iii)   the Acquiring Person will have assumed all the covenants and obligations of the Corporation under this Warrant Certificate, and

(iv)   the Warrant and the terms set forth in this Warrant Certificate will be a valid and binding obligation of the Acquiring Person entitling the Holder, as against the Acquiring Person, to all the rights of the Holder under this Warrant Certificate.

The Acquiring Person shall possess, and from time to time may exercise, each and every right and power of the Corporation under this Warrant in the name of the Corporation or otherwise and any act or proceeding by any provision hereof required to be done or performed by any director or officer of the Corporation may be done and performed with like force and effect by the like directors or officers of the Acquiring Person.

(h)   generally it will well and truly perform and carry out all of the acts or things to be done by it as provided by this Warrant Certificate.

11.   **Representations and Warranties**

The Corporation represents and warrants to the Holder that:

(a)   it has obtained all required corporate authorization for creation and issue of the Warrants and the performance of its obligations in connection with the Warrants and has provided for the issuance, subject only to receipt by the Corporation of the Exercise Price, of the Warrant Shares which Warrant Shares, when issued, will be issued as fully paid and non-assessable shares;

(b)   it has obtained all regulatory approvals (including, without limitation, the approvals of the Exchange) necessary or desirable for the issuance of the Warrants, the Warrant Shares to the Holder and the Warrant Shares, when issued, will be listed and posted for trading on the Exchange;

(c)   it is a "reporting issuer" not in default under the applicable securities legislation of the provinces of British Columbia, Alberta, Saskatchewan, Ontario and New Brunswick;

(d)   the execution, delivery and performance by the Corporation of this Warrant Certificate will not violate any provision of the constating documents of the Corporation or any material contract to which the Corporation is a party or by which the Corporation is bound, nor will it create an event of default thereunder; and

(e)   this Warrant Certificate is a valid and enforceable obligation of the Corporation, enforceable in accordance with the provisions of this Warrant Certificate.

12.   **Time of the Essence**

Time shall be of the essence of this Warrant Certificate.

13.   **Governing Law**

This Warrant Certificate shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The Holder irrevocably attorn to the exclusive jurisdiction of the courts of the Province of British Columbia.

14.   **Headings**

The division of this Warrant Certificate into sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Warrant Certificate. The section headings in this Warrant Certificate are not intended to be full or accurate descriptions of the text to which they refer and shall not be considered part of this Warrant Certificate.

15.   **Number and Gender**

In this Warrant Certificate, words (including, without limitation, defined terms) in the singular include the plural and vice-versa and words in one gender include all genders.

16.   **Invalidity**

If any provision of this Warrant Certificate is determined to be invalid or unenforceable by a court of competent jurisdiction from which no further appeal lies or is taken, that provision shall be deemed to be severed herefrom, and the remaining provisions of this Warrant Certificate shall not be affected thereby and shall remain valid and enforceable.

17.   **Amendment**

This Warrant Certificate may only be amended, supplemented or otherwise modified by a written agreement signed by the Corporation and the Holder.

18.   **Further Assurances**

The Corporation shall do such acts and shall execute such documents and will cause the doing of acts and will cause the execution of such further documents as are within its power in order to give full effect to the provisions of this Warrant Certificate.

19.   **Hold Periods, Legends and Re-sale Restrictions**

The Holder understands and acknowledges that, until such time as the Warrant Shares are no longer restricted securities pursuant to Rule 144(a)(3) under the U.S. Securities Act, the Warrant Shares may not be offered or sold or otherwise transferred, directly or indirectly, in the United States or to, or for the account or benefit of a U.S. Person, and it will not deposit any of the Warrant Shares with Cede & Co. or any successor thereto, nor will it transfer or sell any Warrant Shares over the facilities of the Exchange and it will also cause any nominee holding the Warrant Shares on its behalf to comply with the foregoing re-sale and transfer restrictions. In addition, if the Warrants are exercised in the United States or by or on behalf of a U.S. Person, the Holder exercising such Warrants will be deemed to have represented to the Corporation that the Holder has implemented appropriate internal controls and procedures to ensure that the Warrant Shares shall be properly identified in its records as restricted securities under the U.S. Securities Act that are subject to the re-sale and transfer restrictions set forth herein notwithstanding the absence of a U.S. restrictive legend or a definitive physical certificate, as contemplated by the parties and in reliance on the foregoing representation of the Holder.

20.   **Successors and Assignment**

Subject to compliance with all applicable securities legislation and the approval of the Exchange (if required in the circumstances), this Warrant Certificate and the rights evidenced by this Warrant Certificate may be transferred or assigned at the discretion of the Holder.

This Warrant Certificate shall enure to the benefit of and be binding upon the Corporation, the Holder and their successors. Reference in this Warrant Certificate to a "successor" of any body corporate shall be construed so as to include, but not limited to:

(a)   any amalgamated or other corporation of which such body corporate or any of its successors is one of the amalgamating or merging corporations;

(b)   any corporation resulting from any court approved arrangement of which such body corporate or any of its successors is a party;

(c)   any corporation resulting from the continuance of such body corporate or any successor of it under the laws of another jurisdiction of incorporation; and

(d)   any successor (determined as aforesaid or in any similar or comparable procedure under the laws of any other jurisdiction) of any corporation referred to in clause (a), (b) or (c).

[INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be executed by its duly authorized officer.

NIOCORP DEVELOPMENTS LTD.

Per: /s/ Neal S. Shah
_____
Neal S. Shah
Chief Financial Officer


SCHEDULE "A"

WARRANT EXERCISE FORM


TO: NIOCORP DEVELOPMENTS LTD. (the "**Corporation**")

In accordance with the provisions of a warrant certificate dated September 17, 2024 between the undersigned and the Corporation (the "Warrant Certificate"), the undersigned hereby exercises the Warrants, as indicated below:

# of Warrant Shares Purchased	Exercise Price/Share	Total Price
	$	$

Capitalized terms used but not otherwise defined herein have the meanings given to such terms in the Warrant Certificate.

In connection with the exercise of the Warrant Certificate, the undersigned represents as follows: (Please check the **ONE** box applicable):

☐ 1. The undersigned hereby certifies that (i) at the time of exercise, it is not a U.S. Person and did not execute this Warrant Exercise Form while within the United States; (ii) it is not exercising any of the Warrants represented by the Warrant Certificate by or on behalf of any U.S. Person or any person who is within the United States; (iii) no "directed selling efforts" (as defined in Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act")) have been engaged in by the undersigned or on the undersigned's behalf; and (iv) has in all other respects complied with the terms of an Off-Shore Transaction in compliance with Regulation S under the U.S. Securities Act.

☐ 2. The undersigned holder (i) acquired the Warrants as a part of a private placement offering in the United States; (ii) is exercising the Warrants solely for its own account or for the benefit of a U.S. Person or a person in the United States for whose account such holder acquired the Warrants in the private placement offering and for whose account such holders exercises sole investment discretion; (iii) was and is, and any beneficial purchaser for whose account such holder acquired the Warrant and is exercising the Warrants was and is, an "accredited investor" within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act both on the date the Warrants were purchased and on the date hereof; and (iv) the representations and warranties made by the holder or any beneficial purchaser, as the case may be, to the Corporation in connection with the acquisition of the Warrants pursuant to the private placement remain true and correct on the date hereof.

☐ 3. The undersigned is delivering a written opinion of U.S. counsel to the effect that the Warrant Shares to be delivered upon exercise hereof have been registered under the U.S. Securities Act or are exempt from registration thereunder.

Notes:

1. Warrant Shares will not be registered or delivered to an address in the United States unless Box 2 or 3 above is checked and the undersigned, upon exercise, will be deemed to have represented and warranted that it will comply with the re-sale and transfer restrictions set forth in Section 19(b) of the Warrant Certificate.

2. If Box 3 above is checked, holders are encouraged to consult with the Corporation in advance to determine that the legal opinion tendered in connection with the exercise will be satisfactory in form and substance to the Corporation.

3. The terms "United States", "U.S. Person" and "Off-Shore Transaction" have the meaning ascribed thereto pursuant to Regulation S under the U.S. Securities Act.

To pay for that portion of the Warrants being exercised, the undersigned encloses a certified cheque or bank draft in United States currency made payable to the Corporation in the amount of $_____.

The undersigned hereby directs that the Warrant Shares be issued as follows:

NAME(S) IN FULL	ADDRESS(ES)	NUMBER OF WARRANT SHARES

The certificate(s) issued representing the Warrant Shares or related entry into a direct registration or other electronic book-entry system to which the undersigned is entitled following this exercise is to be in the name indicated below and, if issued, certificate(s) are to be forwarded to the undersigned at the address set forth below:

Name: _____

Address: _____

_____

_____

If the Warrant Exercise Form indicates that Warrant Shares are to be issued to a person or persons other than the registered holder of the Warrant Certificate, the signature on this Warrant Exercise Form must be guaranteed by a Canadian chartered bank, or eligible guarantor institution with membership in an approved signature guarantee medallion program. The guarantor must affix a stamp bearing the actual words "Signature Guaranteed".

Dated this _____ day of _____, 20___

_____
Medallion Signature Guarantee Stamp of Holder

_____
Witness

_____
Signature of Holder

_____
Signature of Holder

_____
Name of Holder

_____
Name of Authorized Representative

_____
Address of Holder

TRANSFER FORM

FOR VALUE RECEIVED, the undersigned (the "**Transferor**") hereby sells, assigns and transfers unto _____, (the "**Transferee**") (include name and address of the transferee) _____ (number of Warrants) Warrants exercisable for common shares of NioCorp Developments Ltd. (the "**Corporation**") registered in the name of the undersigned on the register of the Corporation maintained therefor, and hereby irrevocably appoints the Corporate Secretary of the Corporation as the attorney of the undersigned to transfer the said securities on the books maintained by the Corporation with full power of substitution.

Capitalized terms not defined herein have the meaning set out in the attached Warrant Certificate dated September 17, 2024 (the "Warrant Certificate").

DATED this _____ day of _____, 20___.

_____	_____
Medallion Signature Guarantee Stamp of Holder	Signature of Transferor
	_____
	Name of Transferor
	_____
	Name of Authorized Representative
	_____
	Address of Holder

THE UNDERSIGNED HERBY CERTIFIES AND DECLARES that the Warrants are not being offered, sold, pledged or transferred to, or for the account or benefit of, a "U.S. person" (as defined in Regulation S under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**")) or a person within the United States unless registered under the U.S. Securities Act and any applicable state securities laws or unless an exemption from such registration requirements is available, and an opinion of counsel confirming same, in form and substance acceptable to the Corporation and its counsel, or such other evidence as the Corporation may require, has been delivered to the Corporation. The undersigned Transferor understands and agrees that it shall bear all costs associated with (i) obtaining any legal opinion tendered to the Corporation and (ii) the issuance of any new Warrant Certificate and any applicable transfer fees thereto, in connection with the transfer of Warrants in the United States or to, or for the account or benefit of, U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) pursuant to an exemption from the registration requirements of the U.S. Securities Act and is encouraged to consult with the Corporation in advance to determine that the legal opinion tendered in connection with such transfer will be satisfactory in form and substance to the Corporation.

It is understood that the Corporation may require additional evidence necessary to verify the foregoing.

DATED this _____ day of _____, 20___.

_____   _____
Witness   Signature of Transferee

_____
Name of Transferee

_____
Name of Authorized Representative

_____
Address of Transferee

Note:
The signature of the Transferor must correspond with the name written upon the face of this Warrant Certificate in every particular without any changes whatsoever.

Exhibit 4.29

CONSENT AND WAIVER

THIS CONSENT AND WAIVER (this "Consent and Waiver"), dated as of September 4, 2024 to the Note (as defined below) is between **NIOCORP DEVELOPMENTS LTD.**, a company organized under the laws of the Province of British Columbia, Canada, with principal executive offices located at 7000 South Yosemite Street, Suite 115, Centennial, Colorado 80112 (the "Company"), and **YA II PN, LTD.**, a Cayman Islands exempt limited partnership (the "Holder"). Capitalized terms used herein and not otherwise defined have the meanings set forth for such terms in the Note.

WHEREAS, reference is made to that certain Unsecured Convertible Note, dated as of April 12, 2024 (the "Note"), between the Company and the Holder;

WHEREAS, the Note was originally issued pursuant to the Securities Purchase Agreement, dated April 11, 2024, between the Company, the Holder and Lind Global Fund II LP;

WHEREAS, pursuant to Section (1)(c) of the Note, any Payment Date and the amount payable to the Holder on any such Payment Date may be modified from time to time upon the mutual written consent of the Company and the Holder;

WHEREAS, pursuant to the terms of the Note (as unmodified), the Company is obligated to make payment of $1,285,200 (the "September Payment Amount") in respect of the Payment Date on September 1, 2024 (the "September Payment Date") because the Equity Conditions have not been satisfied as of the last Trading Date prior to the September Payment Date;

WHEREAS, the Company and the Holder desire to modify the Company's payment obligation with respect of the September Payment Date by decreasing the amount payable on the September Payment Date and deferring the due date of the remainder of the September Payment Amount until December 1, 2024 (the "December Payment Date") as set forth herein;

WHEREAS, the Company and the Holder desire to modify the maximum Offset Amount in respect of the December Payment Date as set forth herein; and

WHEREAS, the Holder desires to prospectively waive any term in the Note that would otherwise be triggered upon a failure to pay to the Holder the full September Payment Amount on the September Payment Date, including, but not limited to, (i) the occurrence of an Event of Default under Section (2)(a)(i) of the Note (the "Event of Default Provision"), (ii) an increase to the Interest Rate pursuant to Section (1)(b) of the Note (the "Interest Rate Provision") and (iii) the Holder's right to accelerate, at the Holder's election, all amounts owing in respect of the Note pursuant to Section (2)(b) of the Note (the "Acceleration Provision").

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Holder hereby agree as follows:

1. Pursuant to Section (1)(c) of the Note, the Company and the Holder hereby consent to the modification of Company's payment obligation in respect of the September Payment Date as follows: (i) the amount payable on the September Payment Date is $285,200; and (ii) the

remainder of the September Payment Amount, equal to $1,000,000, will be due and payable on December 1, 2024, which will be due and payable on such date in addition to any payment of Amortization Principal Amount, plus the Payment Premium in respect of such Amortization Principal Amount, plus accrued and unpaid Interest under the Note, if any, as of the Payment Date on December 1, 2024, that the Company may be obligated to make in respect of such Payment Date on December 1, 2024 pursuant to the terms of the Note.

2. The Company and the Holder hereby consent that in respect of the December Payment Date the Offset Amount shall not exceed $2,512,000.

3. The Holder hereby prospectively waives any term in the Note that would otherwise be triggered upon a failure to pay to the Holder the remainder of the September Payment Amount, equal to $1,000,000, on the September Payment Date, including, but not limited to, (i) the Event of Default Provision, (ii) the Interest Rate Provision and (iii) the Acceleration Provision.

4. Except as described in Sections 1, 2 and 3 of this Consent and Waiver, the terms of the Note attached hereto as Exhibit A are unchanged.

5. This Consent and Waiver may be executed in two or more counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute the same document.

[remainder of page intentionally left blank]

2

IN WITNESS WHEREOF, the Holder and the Company have caused their respective signature page to this Consent and Waiver to be duly executed as of the date first written above.


COMPANY:

NIOCORP DEVELOPMENTS LTD.


By: /s/ Mark A Smith
Name: Mark A Smith
Title: NioCorp President & CEO


[Signature Page to Consent and Waiver to the Unsecured Convertible Note]


HOLDER:

YA II PN, LTD.

By: Yorkville Advisors Global, LP
Its: Investment Manager

        By: Yorkville Advisors Global II, LLC
        Its: General Partner

        By: /s/ Michael Rosselli
        Name: Michael Rosselli
        Title: Partner

[Signature Page to Consent and Waiver to the Unsecured Convertible Note]

Exhibit A

Yorkville Note

Exhibit 4.30

CONSENT AND WAIVER

THIS CONSENT AND WAIVER (this "Consent and Waiver"), dated as of September 4, 2024 to the Note (as defined below) is between **NIOCORP DEVELOPMENTS LTD.**, a company organized under the laws of the Province of British Columbia, Canada, with principal executive offices located at 7000 South Yosemite Street, Suite 115, Centennial, Colorado 80112 (the "Company"), and **LIND GLOBAL FUND II LP**, a Delaware limited partnership (the "Holder"). Capitalized terms used herein and not otherwise defined have the meanings set forth for such terms in the Note.

WHEREAS, reference is made to that certain Unsecured Convertible Note, dated as of April 12, 2024 (the "Note"), between the Company and the Holder;

WHEREAS, the Note was originally issued pursuant to the Securities Purchase Agreement, dated April 11, 2024, between the Company, the Holder and YA II PN, Ltd.;

WHEREAS, pursuant to Section (1)(c) of the Note, any Payment Date and the amount payable to the Holder on any such Payment Date may be modified from time to time upon the mutual written consent of the Company and the Holder;

WHEREAS, pursuant to the terms of the Note (as unmodified), the Company is obligated to make payment of $226,800 (the "September Payment Amount") in respect of the Payment Date on September 1, 2024 (the "September Payment Date") because the Equity Conditions have not been satisfied as of the last Trading Date prior to the September Payment Date;

WHEREAS, the Company and the Holder desire to modify the Company's payment obligation with respect of the September Payment Date by decreasing the amount payable on the September Payment Date and deferring the due date of the remainder of the September Payment Amount until December 1, 2024 (the "December Payment Date") as set forth herein;

WHEREAS, the Company and the Holder desire to modify the maximum Offset Amount in respect of the December Payment Date as set forth herein; and

WHEREAS, the Holder desires to prospectively waive any term in the Note that would otherwise be triggered upon a failure to pay to the Holder the full September Payment Amount on the September Payment Date, including, but not limited to, (i) the occurrence of an Event of Default under Section (2)(a)(i) of the Note (the "Event of Default Provision"), (ii) an increase to the Interest Rate pursuant to Section (1)(b) of the Note (the "Interest Rate Provision") and (iii) the Holder's right to accelerate, at the Holder's election, all amounts owing in respect of the Note pursuant to Section (2)(b) of the Note (the "Acceleration Provision").

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Holder hereby agree as follows:

1. Pursuant to Section (1)(c) of the Note, the Company and the Holder hereby consent to the modification of Company's payment obligation in respect of the September Payment Date as follows: (i) the amount payable on the September Payment Date is $50,324; and (ii) the

remainder of the September Payment Amount, equal to $176,476, will be due and payable on December 1, 2024, which will be due and payable on such date in addition to any payment of Amortization Principal Amount, plus the Payment Premium in respect of such Amortization Principal Amount, plus accrued and unpaid Interest under the Note, if any, as of the Payment Date on December 1, 2024, that the Company may be obligated to make in respect of such Payment Date on December 1, 2024 pursuant to the terms of the Note.

2.   The Company and the Holder hereby consent that in respect of the December Payment Date the Offset Amount shall not exceed $2,512,000.

3.   The Holder hereby prospectively waives any term in the Note that would otherwise be triggered upon a failure to pay to the Holder the remainder of the September Payment Amount, equal to $176,476, on the September Payment Date, including, but not limited to, (i) the Event of Default Provision, (ii) the Interest Rate Provision and (iii) the Acceleration Provision.

4.   Except as described in Sections 1, 2 and 3 of this Consent and Waiver, the terms of the Note attached hereto as Exhibit A are unchanged.

5.   This Consent and Waiver may be executed in two or more counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute the same document.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Holder and the Company have caused their respective signature page to this Consent and Waiver to be duly executed as of the date first written above.


COMPANY:

NIOCORP DEVELOPMENTS LTD.


By: /s/ Mark A. Smith
Name: Mark A. Smith
Title: NioCorp President & CEO


[Signature Page to Consent and Waiver to the Unsecured Convertible Note]


HOLDER:

LIND GLOBAL FUND II LP

By: Lind Global Partners II LLC
Its: General Partner

By: /s/ Jeff Easton
Name: Jeff Easton
Title: Managing Member

[Signature Page to Consent and Waiver to the Unsecured Convertible Note]

Exhibit A

<u>Lind Note</u>

Exhibit 4.33

**DESCRIPTION OF SECURITIES**

Common Shares

The authorized capital of NioCorp Developments Ltd., a British Columbia corporation (the "Company"), consists of an unlimited number of common shares, without par value, of the Company (the "Common Shares"). The holders of Common Shares are entitled to receive notice of and attend all meetings of shareholders, with each Common Share held entitling the holder to one (1) vote on any resolution to be passed at such shareholder meetings. The holders of Common Shares are entitled to dividends if, as and when declared by the Company's Board of Directors. The Common Shares are entitled, upon liquidation, dissolution, or winding up of the Company, to receive the remaining assets of the Company available for distribution to shareholders. There are no pre-emptive, conversion, or redemption rights attached to the Common Shares.

Exchange Controls

There are no governmental laws, decrees, or regulations in Canada that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the securities of the Company, other than as discussed below and Canadian withholding tax. See "—*Certain Canadian Federal Income Tax Considerations for U.S. Residents*."

Competition Act

Limitations on the ability to acquire and hold Common Shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition of Canada (the "Commissioner") to review any acquisition of a significant interest in the Company. This legislation grants the Commissioner jurisdiction to challenge such an acquisition before the Canadian Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada.

Investment Canada Act

The Investment Canada Act subjects an acquisition of control of a company by a non-Canadian to government review if the enterprise value (or in some cases, asset value) of such company, as calculated pursuant to the legislation, exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to result in a net benefit to Canada. Under the national-security-review regime in the Investment Canada Act, review on a discretionary basis may also be undertaken by the federal government in respect of a broad range of investments by a non-Canadian. No financial threshold applies to a national security review. The relevant test is whether such investment by a non-Canadian could be "injurious to national security."

Certain Canadian Federal Income Tax Considerations for U.S. Residents

The following generally summarizes certain Canadian federal income tax consequences generally applicable under the *Income Tax Act* (Canada) and the regulations enacted thereunder (collectively, the "Canadian Tax Act") and the *Canada-United States Tax Convention (1980)* (the "Convention") to the holding and disposition of Common Shares.

Comment is restricted to holders of Common Shares each of whom, at all material times for the purposes of the Canadian Tax Act and the Convention, (i) is resident solely in the United States for tax purposes, (ii) is a "qualifying person" under and entitled to the benefits of the Convention, (iii) holds all Common Shares as capital property, (iv) holds no Common Shares that are "taxable Canadian property" (as defined in the Canadian Tax Act) of the holder, (v) deals at arm's-length with and is not affiliated with the Company, (vi) does not and is not deemed to use or hold any Common Shares in a business carried on in Canada, (vii) is not an insurer that carries on business in Canada and elsewhere, (viii) is not an "authorized foreign bank" (as defined in the Canadian Tax Act), and (ix) has not entered into a "derivative forward agreement" (as defined in the Canadian Tax Act) with respect to the Common Shares (each such holder, a "U.S. Resident Holder").

Certain U.S.-resident entities that are fiscally transparent for United States federal income tax purposes (including limited liability companies) may not in all circumstances be entitled to the benefits of the Convention. Members of or holders of an interest in such an entity that holds Common Shares should consult their own tax advisers regarding the extent, if any, to which the benefits of the Convention will apply to the entity in respect of its Common Shares.

Generally, a U.S. Resident Holder's Common Shares will be considered to be capital property of such holder provided that the U.S. Resident Holder is not a trader or dealer in securities, did not acquire, hold, or dispose of the Common Shares in one or more transactions considered to be an adventure or concern in the nature of trade (i.e., speculation), and does not hold the Common Shares in the course of carrying on a business.

This summary is based on the current provisions of the Canadian Tax Act and the Convention in effect as of the date prior to the date hereof, all specific proposals to amend the Canadian Tax Act and Convention publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA"). It is assumed that all such amendments will be enacted as currently proposed, and that there will be no other material change to any applicable law or administrative policy or assessing practice, whether by way of judicial, legislative or governmental decision or action, although no assurance can be given in these respects. This summary is not exhaustive of all possible Canadian federal income tax considerations. Except as otherwise expressly provided, this summary does not take into account any provincial, territorial, or foreign tax considerations, which may differ materially from those set out herein.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be and should not be construed as legal or tax advice to any particular U.S. Resident Holder. U.S. Resident Holders are urged to consult their own tax advisers for advice with respect to their particular circumstances. The discussion below is qualified accordingly.

Generally, a U.S. Resident Holder's Common Shares will not constitute "taxable Canadian property" of such holder at a particular time at which the Common Shares are listed on a "designated stock exchange" (which currently includes The Nasdaq Stock Market LLC ("Nasdaq")) unless, at any time during the 60-month period that ends at the particular time both of the following conditions are concurrently met:

1. 25% or more of the issued shares of any class of the capital stock of the Company were owned by or belonged to one or any combination of:

    (a) the U.S. Resident Holder,
    (b) persons with whom the U.S. Resident Holder did not deal at arm's length, and
    (c) partnerships in which the U.S. Resident Holder or a person referred to in clause (b) holds a membership interest directly or indirectly through one or more partnerships, and

2. more than 50% of the fair market value of the Common Shares was derived directly or indirectly from, one or any combination of, real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Canadian Tax Act), "timber resource properties" (as defined in the Canadian Tax Act), or options in respect of, or interests in any of the foregoing, whether or not the property exists.

Common Shares may also be deemed to be "taxable Canadian property" in certain circumstances set out in the Canadian Tax Act.

A U.S. Resident Holder who disposes or is deemed to dispose of one or more Common Shares generally should not thereby incur any liability for Canadian federal income tax in respect of any capital gain arising as a consequence of the disposition.

A U.S. Resident Holder to whom the Company pays or credits or is deemed to pay or credit a dividend on such holder's Common Shares will be subject to Canadian withholding tax, and the Company will be required to withhold the tax from the dividend and remit it to the CRA for the holder's account. The rate of withholding tax under the Canadian Tax Act is 25% of the gross amount of the dividend, but should generally be reduced under the Convention to 15% (or, if the U.S. Resident Holder is a company which is the beneficial owner of at least 10% of the voting stock of the Company, 5%) of the gross amount of the dividend. For this purpose, a company that is a resident of the United States for purposes of the Canadian Tax Act and the Convention and is entitled to the benefits of the Convention shall be considered to own the voting stock of the Company owned by an entity that is considered fiscally transparent under the laws of the United States and that is not a resident of Canada, in proportion to such company's ownership interest in that entity.

Warrants

From time to time, the Company has outstanding Common Share purchase warrants, with each Common Share purchase warrant exercisable for one Common Share. The exercise price per Common Share and the number of Common Shares issuable upon exercise of Common Share purchase warrants is subject to adjustment upon the occurrence of certain events, including, but not limited to, the following:

- the subdivision or re-division of the outstanding Common Shares into a greater number of Common Shares;
- the reduction, combination or consolidation of the outstanding Common Shares into a lesser number of Common Shares;
- the issuance of Common Shares or securities exchangeable for, or convertible into, Common Shares to all or substantially all of the holders of Common Shares by way of stock dividend or other distribution (other than a distribution of Common Shares upon the exercise of Common Share purchase warrants or any outstanding options);
- the reorganization of the Company or the consolidation or merger or amalgamation of the Company with or into another corporate body; and
- a reclassification or other similar change to the outstanding Common Shares.

The Company will issue the Common Shares issuable upon exercise of Common Share purchase warrants within five business days following its receipt of notice of exercise and payment of the exercise price, subject to surrender of the Common Share purchase warrants. Prior to the exercise of any Common Share purchase warrants, holders of the Common Share purchase warrants will not have any of the rights of holders of the Common Shares issuable upon exercise, including the right to vote or to receive any payments of dividends on the Common Shares issuable upon exercise.

NioCorp Assumed Warrants

On March 17, 2023 (the "Closing Date"), the Company closed a series of transactions (the "GXII Transaction") pursuant to the Business Combination Agreement, dated as of September 25, 2022 (the "Business Combination Agreement"), by and among the Company, GX Acquisition Corp. II, a Delaware corporation ("GXII"), and Big Red Merger Sub Ltd., a Delaware corporation and a direct, wholly owned subsidiary of the Company. In connection with the closing of the GXII Transaction (the "Closing"), pursuant to the Business Combination Agreement, the Company assumed GXII's obligations under the Warrant Agreement, dated as of March 17, 2021 (the "GXII Warrant Agreement"), by and between GXII and Continental Stock Transfer & Trust Company ("CST"), as warrant agent, and each share purchase warrant of GXII thereunder (the "GXII Warrants") that was issued and outstanding immediately prior to the Closing Date was converted into one Common Share purchase warrant (the "NioCorp Assumed Warrants") pursuant to the GXII Warrant Agreement, as amended by an Assignment, Assumption and Amendment Agreement, dated the Closing Date (the GXII Warrant Agreement, as so amended, the "NioCorp Assumed Warrant Agreement"), among the Company, GXII, CST, as existing warrant agent, and Computershare Inc. and its affiliate Computershare Trust Company, N.A, together as successor warrant agent (the "NioCorp Assumed Warrant Agent"). In connection with the Closing, NioCorp issued (a) 9,999,959 public NioCorp Assumed Warrants in respect of the GXII Warrants that were publicly traded prior to the Closing and (b) 5,666,667 NioCorp Assumed Warrants to GX Sponsor II LLC (the "Sponsor") in respect of the GXII Warrants that it held prior to the Closing, which NioCorp Assumed Warrants were subsequently distributed by the Sponsor to its members in connection with the Closing.

Both the public NioCorp Assumed Warrants and the NioCorp Assumed Warrants issued to the Sponsor are subject to the terms of the NioCorp Assumed Warrant Agreement and are identical, with certain exceptions applicable to the NioCorp Assumed Warrants issued to the Sponsor for so long as such NioCorp Assumed Warrants are held by the Sponsor, its members, or their respective affiliates and other permitted transferees. In accordance with the NioCorp Assumed Warrant Agreement, any NioCorp Assumed Warrants issued to the Sponsor that are held by someone other than the Sponsor, its members, or their respective affiliates and other permitted transferees, are treated as public NioCorp Assumed Warrants.

Each NioCorp Assumed Warrant is exercisable on and after April 16, 2023 until its expiration for 1.11829212 Common Shares at a price of $11.50 per 1.11829212 Common Shares (subject to adjustments for stock splits, stock dividends, reorganizations, recapitalizations and the like). Under the terms of NioCorp Assumed Warrant Agreement, for so long as the NioCorp Assumed Warrants issued to the Sponsor are held by the Sponsor, its members, or their respective affiliates and other permitted transferees, such holders have the right to elect to exercise those NioCorp Assumed Warrants on a cashless basis. For such NioCorp Assumed Warrants exercised on a cashless basis after the Closing, the holder will be entitled to pay the exercise price for those NioCorp Assumed Warrants by surrendering all or portion of the cash and/or Common Shares (valued at their fair market value) into which those NioCorp Assumed Warrants are exercisable as shall be elected by the holder. For this purpose, Common Shares so surrendered will be deemed to have a "fair market value" equal to the average reported last sale price of the Common Shares for the 10 trading days ending on the third trading day prior to the date of exercise of the applicable NioCorp Assumed Warrants.

The NioCorp Assumed Warrants will expire at 5:00 p.m., New York City time, on March 17, 2028 or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Common Shares pursuant to the exercise of a NioCorp Assumed Warrant and will have no obligation to settle such exercise unless a registration statement under the Securities Act with respect to the Common Shares underlying the NioCorp Assumed Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations described below with respect to registration. No NioCorp Assumed Warrant will be exercisable and the Company will not be obligated to issue Common Shares upon exercise of a NioCorp Assumed Warrant unless Common Shares issuable upon such exercise have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the NioCorp Assumed Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a NioCorp Assumed Warrant, the holder of such NioCorp Assumed Warrant will not be entitled to exercise such NioCorp Assumed Warrant and such NioCorp Assumed Warrant may have no value and expire worthless. In no event will the Company be required to net cash settle any NioCorp Assumed Warrant.

The NioCorp Assumed Warrants, and the underlying Common Shares issuable upon the exercise thereof, were registered under the Securities Act pursuant to the Company's registration statement on Form S-4, originally filed on November 7, 2022, as subsequently amended, which was declared effective by the SEC on February 8, 2023. The ongoing registered offering of the Common Shares underlying the NioCorp Assumed Warrants is being conducted pursuant to the Company's registration statement on Form S-3, originally filed on April 14, 2023, as subsequently post-effectively amended to convert such registration statement to Form S-1, which was declared effective on October 30, 2023.

The Company will have the right to call the public NioCorp Assumed Warrants for redemption at any time following the Closing Date:

- in whole and not in part;
- at a price of $0.01 per NioCorp Assumed Warrant;
- upon not less than 30 days' prior written notice of redemption (the "30-day redemption period") to each public NioCorp Assumed Warrant holder;
- if, and only if, the reported last sale price of the Common Shares equals or exceeds approximately $16.10 per share (subject to certain adjustments) for any 20 trading days within a 30-trading day period commencing once the NioCorp Assumed Warrants become exercisable and ending three business days before the Company sends the notice of redemption to the public NioCorp Assumed Warrant holders; and
- if there is an effective registration statement covering the Common Shares issuable upon exercise of the NioCorp Assumed Warrants, and a current prospectus relating thereto, available throughout the 30-day redemption period.

The NioCorp Assumed Warrants issued to the Sponsor are not redeemable by the Company for so long as such NioCorp Assumed Warrants are held by the Sponsor, its members, or their respective affiliates or other permitted transferees. In addition, the Company may not exercise its redemption right if the issuance of Common Shares upon exercise of the NioCorp Assumed Warrants is not exempt from registration or qualification under applicable state blue sky laws or the Company is unable to effect such registration or qualification.

If the Company calls the public NioCorp Assumed Warrants for redemption as described above, the Company will have the option to require any holder that wishes to exercise its public NioCorp Assumed Warrant to do so on a "cashless basis." In determining whether to require all holders to exercise their public NioCorp Assumed Warrants on a "cashless basis," the Company will consider, among other factors, its cash position, the number of NioCorp Assumed Warrants that are outstanding and the dilutive effect on the Company's shareholders of issuing the maximum number of Common Shares issuable upon the exercise of the NioCorp Assumed Warrants. If the Company takes advantage of this option, all holders of public NioCorp Assumed Warrants would pay the exercise price by surrendering their NioCorp Assumed Warrants for that number of Common Shares equal to the quotient obtained by dividing (x) the product of the number of Common Shares underlying the public NioCorp Assumed Warrants, multiplied by the difference between the exercise price of the NioCorp Assumed Warrants and the "fair market value" (defined below) by (y) the fair market value. The "fair market value" shall mean the average reported last sale price of the Common Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of public NioCorp Assumed Warrants. If the Company takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Common Shares to be received upon exercise of the NioCorp Assumed Warrants, including the "fair market value" in such case. Requiring a cashless exercise in this manner will reduce the number of Common Shares to be issued and thereby lessen the dilutive effect of a redemption of the public NioCorp Assumed Warrants. If the Company calls the public NioCorp Assumed Warrants for redemption and does not take advantage of this option, the Sponsor, its members, and their respective affiliates and other permitted transferees would still be entitled to exercise their NioCorp Assumed Warrants for cash or on a cashless basis using the same formula described above that other NioCorp Assumed Warrant holders would have been required to use had all NioCorp Assumed Warrant holders been required to exercise their NioCorp Assumed Warrants on a cashless basis, as described in more detail below.

A holder of a NioCorp Assumed Warrant may notify the Company in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such NioCorp Assumed Warrant, to the extent that after giving effect to such exercise, such holder (together with such holder's affiliates), to the NioCorp Assumed Warrant Agent's actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the Common Shares outstanding immediately after giving effect to such exercise.

The NioCorp Assumed Warrants have certain anti-dilution and adjustments rights upon certain events.

The NioCorp Assumed Warrants may be exercised upon surrender of the certificate representing such NioCorp Assumed Warrants on or prior to the expiration date at the offices of the NioCorp Assumed Warrant Agent, with the exercise form on the reverse side of such certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to the order of the NioCorp Assumed Warrant Agent or by wire transfer, for the number of NioCorp Assumed Warrants being exercised. The NioCorp Assumed Warrant holders will not have the rights or privileges of holders of Common Shares or any attendant voting rights until they exercise their NioCorp Assumed Warrants and receive Common Shares. After the issuance of Common Shares upon exercise of the NioCorp Assumed Warrants, each holder will be entitled to one (1) vote for each Common Share held of record on all matters to be voted on by NioCorp shareholders.

If, upon exercise of the NioCorp Assumed Warrants, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round down to the nearest whole number of Common Shares to be issued to the NioCorp Assumed Warrant holder.

The NioCorp Assumed Warrants were issued in registered form under the NioCorp Assumed Warrant Agreement. The NioCorp Assumed Warrant Agreement may be amended by the parties thereto without the consent of any registered holder (i) for the purpose of curing any ambiguity, or curing, correcting or supplementing any mistake, or adding or changing any other provisions with respect to matters or questions arising under NioCorp

Assumed Warrant Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the registered holders of the NioCorp Assumed Warrants, and (ii) to provide for the delivery of such kind and amount of Common Shares or other securities or property (including cash) receivable upon a reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of NioCorp Assumed Warrants would have received if such holder had exercised his, her or its NioCorp Assumed Warrants immediately prior to such event. All other modifications or amendments, including any amendment to increase the warrant price or shorten the exercise period, shall require the vote or written consent of the registered holders of a majority of the then outstanding public NioCorp Assumed Warrants. Any amendment solely to the NioCorp Assumed Warrants issued to the Sponsor and that are held by the Sponsor, its members, or their respective affiliates or other permitted transferees, shall require the vote or written consent of a majority of the holders of the then outstanding NioCorp Assumed Warrants issued to the Sponsor.

Notes

On April 12, 2024, the Company issued and sold to the YA II PN, Ltd. ("Yorkville") and Lind Global Fund II LP ("Lind II"), in a private placement (the "April 2024 Private Placement"), $8.0 million aggregate principal amount of unsecured notes (the "Notes"), pursuant to a Securities Purchase Agreement, dated April 11, 2024 (the "Purchase Agreement"), between the Company and each of Yorkville and Lind II, as purchasers (in such capacity, the "Purchasers"). Pursuant to the terms of the Notes, subject to certain exceptions as described below, on the first day of each calendar month, beginning on June 1, 2024 (excluding August 2024) (a "Payment Date"), the Company will be required to repay a portion of the outstanding balance of all of the Notes, on a pro-rata basis, in an amount equal to the sum of (i) $1.4 million of principal (or the outstanding principal if less than such amount) in the aggregate among all of the outstanding Notes, plus (ii) 8.0% of the principal amount being paid (the "Payment Premium"), and (iii) accrued and unpaid interest, if any, as of the Payment Date. The Company is required to make payments on each Payment Date until the entire outstanding principal is repaid, but will not have an obligation to make a payment on a Payment Date if the Equity Conditions (as defined below) are satisfied.

Pursuant to the Purchase Agreement, the Purchasers advanced an aggregate of $6.96 million to the Company in consideration of the issuance by the Company to the Purchasers of $8.0 million aggregate principal amount of Notes and Warrants (the "April 2024 Warrants") to purchase up to 615,385 Common Shares (the "April 2024 Warrant Shares"). Each April 2024 Warrant is exercisable for one Common Share for cash or, if at any time there is no effective registration statement registering, or no current prospectus available for, the resale of the underlying Common Shares, on a cashless basis at the option of the holder, at a price per Common Share of $3.25 (the "April 2024 Exercise Price"), subject to adjustment for recapitalizations, stock splits, reverse stock splits or similar events, and expires April 12, 2027.

Subject to certain limitations, including those as described below, contained within the Notes, holders of the Notes will be entitled to convert the principal amount of, accrued and unpaid interest, if any, and any Payment Premium that has become due and payable on each Note, from time to time over their term, into a number of Common Shares equal to the quotient of the amount being converted divided by the fixed conversion price of $2.75 per Common Share (the "Fixed Conversion Price") up to a maximum of 3,141,817 Common Shares (together with the April 2024 Warrant Shares, the "Underlying Shares"). The terms of the Notes restrict the conversion of the Notes by a holder if such a conversion or exercise would cause such holder to exceed certain beneficial ownership thresholds in the Company.

The Notes are the unsecured obligations of the Company and will mature on December 31, 2024. The Notes will incur a simple interest rate obligation of 0.0% per annum (which will increase to 18.0% per annum upon the occurrence of an event of default). The outstanding principal amount of, accrued and unpaid interest, if any, on, and the Payment Premium, if any, on the Notes must be paid by the Company in cash when the same becomes due and payable under the terms of the Notes at their stated maturity, upon their redemption or otherwise.

As mentioned above, the Company is required to make payments on each Payment Date until the entire outstanding principal is repaid, but will not have an obligation to make a payment on a Payment Date if the Equity Conditions are satisfied. The "Equity Conditions" means (i) on each of the five consecutive trading days prior a Payment Date (the "Measuring Period") a registration statement registering the resale by the Purchasers of the Underlying Shares under the Securities Act (the "Underlying Shares Registration Statement") is effective and available for the resale by the Purchasers of all Underlying Shares, (ii) the Company has no knowledge of any fact that would cause the Underlying Shares Registration Statement not to be effective and available for the resale of the Underlying Shares, (iii) on each day during the Measuring Period, the Common Shares are designated for quotation on Nasdaq, or on such other market or exchange on which the Common Shares are then listed or traded to the extent such other market or exchange is the principal U.S. trading market for the Common Shares (the "Principal U.S. Market"), and have not been suspended from trading nor have delisting or suspension of trading been threatened or pending, (iv) during the Measuring Period, an event of default has not occurred, (v) on each trading day during the Measuring Period, the daily U.S. dollar volume-weighted average price for a Common Share on the Principal U.S. Market as reported by Bloomberg Financial Markets is greater than 120% of the Fixed Conversion Price, (vi) on each trading day during the Measuring Period the average daily volume traded exceeded $500,000, and (vii) there is no limitation on conversion under the terms of Notes. In addition, any Payment Date and the amount payable to the holder of a Note on any such Payment Date may be modified from time to time upon mutual written consent of the Company and such holder.

Pursuant to the terms of the Notes, to the extent a holder is a party to the Standby Equity Purchase Agreement, dated January 26, 2023 (the "Yorkville Equity Facility Financing Agreement"), between the Company and Yorkville, under which Yorkville agreed to purchase up to $65.0 million of Common Shares over a three-year period, at the Company's discretion and subject to certain restrictions (the "Yorkville Equity Facility Financing"), for so long as any amount remains outstanding under such holder's Note, the amount of cash received by the Company as payment from such holder in respect of an Advance (as defined in the Yorkville Equity Facility Financing Agreement) is subject to a right of offset, exercisable in such holder's sole discretion, against an equal amount of principal, accrued and unpaid interest, if any, and other amounts that have become due and payable under the Note, not to exceed $1.512 million in any calendar month.

The Notes may also be redeemed at the Company's option at any time and from time to time over their term at a redemption price equal to the principal amount being redeemed, plus the Payment Premium, plus accrued and unpaid interest, if any, as of the redemption date.

The Notes contain events of default customary for instruments of their type (with customary grace periods, as applicable) and provide that, upon the occurrence of an event of default arising from certain events of bankruptcy or insolvency with respect to the Company, all outstanding Notes will become due and payable immediately without further action or notice. If any other type of event of default occurs and is continuing, then any holder may declare all of its Notes to be due and payable immediately.

Pursuant to a global guaranty agreement, dated as of April 11, 2024, among Elk Creek Resources Corp. ("ECRC") and 0896800 B.C. Ltd. (together with ECRC, the "Guarantors"), the Guarantors guaranteed the full, prompt and unconditional payment when due (whether at maturity, by acceleration or otherwise), and the performance of all liabilities, agreements and other obligations of the Company to the Purchasers contained in the Notes and the Purchase Agreement, to the extent such liabilities, agreements and obligations are payable in cash.

Exhibit 19.1

NIOCORP DEVELOPMENTS LTD.

INSIDER TRADING POLICY

(Adopted Effective as of March 17, 2023, Revised March 28, 2024)

<u>PURPOSE OF THE POLICY</u>.

This Insider Trading Policy (the "***Policy***") provides guidelines with respect to transactions in the securities of NioCorp Developments Ltd. (the "***Company***") and the handling of confidential information about the Company and the companies with which the Company does business. The Company's Board of Directors (the "***Board***") has adopted this Policy to promote compliance with Canadian securities laws and U.S. federal and state securities laws that prohibit certain persons who are aware of Material Nonpublic Information (as defined below) about a company from: (A) trading in securities of that company; or (B) providing (or "***tipping***") Material Nonpublic Information or making recommendations based on Material Nonpublic Information to other persons who may trade on the basis of that information.

<u>APPLICABILITY OF THE POLICY</u>.

<u>Transactions Subject to the Policy</u>. This Policy applies to transactions in the Company's securities (collectively referred to as "***Company Securities***"), including the Company's common stock, warrants, units, options to purchase common stock, stock appreciation rights, restricted stock units, and any other types of securities that the Company may issue, including (but not limited to) preferred stock, non-convertible debt securities such as senior notes and convertible debt securities, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to Company Securities.

In addition, when a person who is subject to this Policy, in connection with working for the Company, becomes aware of Material Nonpublic Information of a company with which the Company does business, including customers and suppliers, this Policy also applies equally to transactions in the securities of such other company. Each person who is subject to this Policy must treat Material Nonpublic Information of the Company's business partners, customers and suppliers with the same care required with respect to Company's Material Nonpublic Information.

<u>Persons Subject to the Policy</u>. This Policy applies to all members of the Board and all officers and employees of the Company and its subsidiaries. The Company may also determine from time to time that other persons will be subject to this Policy, such as contractors or consultants who have access to Material Nonpublic Information and certain shareholders of the Company (collectively, all such persons are referred to as "***Company Persons***"). This Policy also applies to family members, other members of a person's household and entities controlled by a person covered by this Policy, as described more fully below.

Transactions by Family Members and Others. This Policy applies to family members who reside with a Company Person (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in a Company Person's household, and any family members who do not live in a Company Person's household but whose transactions in Company Securities are directed by a Company Person or are subject to a Company Person's influence or control, such as parents or children who consult with a Company Person before they trade in Company Securities (collectively referred to as "*Family Members*"). Company Persons are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with such Company Persons before they trade in Company Securities, and Company Persons must treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for such Company Person's own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to a Company Person or his or her Family Members.

Transactions by Entities that a Company Person Influences or Controls. This Policy applies to any entities that a Company Person influences or controls, including any corporations, partnerships or trusts (collectively referred to as "*Controlled Entities*" and, together with Company Persons and Family Members, "*Insiders*"), and transactions by these Controlled Entities must be treated for the purposes of this Policy and applicable securities laws as if they were for the Company Person's own account.

DEFINITION OF MATERIAL NONPUBLIC INFORMATION.

When Information is Considered Material. Information is considered "material" if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect Company's stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

- financial condition or results;

- unpublished projections regarding future earnings or losses, other earnings guidance, changes to previously announced earnings guidance or the decision to suspend earnings guidance;

- the gain or loss of a significant contract, customer, supplier, or finance source;

- pending or proposed mergers, acquisitions, dispositions, restructurings, tender offers, joint ventures, partnerships or spin-offs;

- significant developments regarding the Elk Creek Project or other projects;

- significant developments relating to resource estimates and reserve estimates;

- significant developments relating to our properties and facilities;

- creation of, change in, or termination of a dividend policy, the declaration of a stock split, an offering of additional securities or the establishment of a repurchase program for Company securities;

- financing transactions not in the ordinary course of business;

- a significant change in management;

- significant raw material shortages or discoveries;

- significant pending or threatened litigation or government investigations;

- a significant disruption in operations or loss (including environmental- or safety-related incidents), potential loss, breach or unauthorized access of property or assets, including as a result of a cybersecurity incident, cyber attack or otherwise;

- impacts to the business regarding significant health- or safety-related developments, such as a pandemic;

- significant bank borrowings or other financing transactions out of the ordinary course;

- extraordinary items for accounting purposes;

- a change in auditors or notification that the auditor's reports may no longer be relied upon; and

- impending defaults on indebtedness, bankruptcy, or the existence of severe liquidity problems.

When Information is Considered Public. Information that has not been disclosed to the public is generally considered to be nonpublic information. To establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through a press release, newswire services, a broadcast on widely-available radio or television programs, published in a widely-available newspaper, magazine or news website, on the Company's external website or public disclosure documents filed with applicable Canadian securities regulators or the U.S. Securities and Exchange Commission (the "*SEC*") that are available on the SEC's website. By contrast, information would likely not be considered widely disseminated if it is available only to our employees, or if it is only available to a select group of analysts, brokers and institutional investors. The circulation of rumors, even if accurate and reported in the media, does not constitute effective widespread dissemination. As a general rule, information should not be considered fully absorbed by the marketplace until after the second full business day after the day on which the information is released. If, for example, the Company were to make an announcement after the commencement of trading on a

3

Monday, Insiders must not trade in Company Securities until Thursday (assuming all such days are business days on which the Company's stock is trading). Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific Material Nonpublic Information.

STATEMENT OF THE POLICY.

Prohibition Against Insider Trading.

i. No Transactions on the Basis of Material Nonpublic Information. No Insider may, directly or indirectly through third parties, buy, sell, or otherwise engage in any transactions in Company Securities if such Insider possesses Material Nonpublic Information. The only exceptions to this prohibition are described below under "Permitted Transactions."

ii. No Recommendations on the Basis of Material Nonpublic Information. No Insider may make recommendations or express opinions about trading in Company Securities if such Insider possesses Material Nonpublic Information.

iii. No Tipping of Material Nonpublic Information. No Insider may, directly or indirectly, disclose ("*tip*") Material Nonpublic Information to any person within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company's policies regarding the protection or authorized external disclosure of information about the Company.

Insiders may be liable for tipping Material Nonpublic Information to any third party (a "***Tippee***"). Tippees inherit an insider's duties and may be liable for trading on Material Nonpublic Information illegally tipped to them by an Insider. Tippees can obtain Material Nonpublic Information by receiving overt tips from others or through, among other things, conversations at social, business or other gatherings. Therefore, Insiders must keep all Material Nonpublic Information relating to the Company strictly confidential (as further described below).

iv. No Assistance. No Insider may assist anyone engaged in the activities described in sections (i)-(iii) above.

v. Maintaining Confidentiality of Material Nonpublic Information. All Material Nonpublic Information relating to the Company is the property of the Company and the Company has the sole and exclusive right to determine how and when to disclose such information to the public. Unless specifically authorized by the Company, no Insider should publicly disclose Material Nonpublic Information and all such information must be kept strictly confidential.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. Securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company's reputation for adhering to the highest standards of conduct.

Other Prohibited Transactions in Company Securities. The Company has also determined that there is a heightened legal risk and the appearance of improper or inappropriate conduct if Insiders engage in certain types of other transactions. Therefore, the following rules are applicable to Insiders:

i.   Short Sales. Short sales of Company Securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company's prospects. In addition, short sales may reduce a seller's incentive to seek to improve the Company's performance. For these reasons, short sales of Company Securities are prohibited. In addition, Section 16(c) of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*") prohibits officers and directors from engaging in short sales of Company securities.

ii. Publicly-Traded Options. Given the relatively short term of publicly-traded options, transactions in options may create the appearance that an Insider is trading based on Material Nonpublic Information and focus an Insider's attention on short-term performance at the expense of the Company's long-term objectives. Accordingly, transactions in put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy.

iii. Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, short sale instruments, puts, collars and exchange funds or through other transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Company Securities. Such hedging transactions may permit an Insider to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, Insiders may no longer have the same objectives as the Company's other shareholders. Accordingly, hedging transactions by any Insider, or any of their designees, are prohibited under this Policy.

iv. Margin Accounts and Pledged Securities. Securities held in a margin account or pledged as collateral for a margin loan may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities pledged, hypothecated or otherwise used as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. A margin sale or foreclosure sale may occur at a time when the owner is aware of Material Nonpublic Information or otherwise is not permitted to trade in Company Securities. For these reasons, Insiders are prohibited from pledging, hypothecating or otherwise using Company Securities as

---

5

collateral for a loan or other form of indebtedness, including, without limitation, holding Company Securities in a margin account as collateral for a margin loan.

v. <u>Standing and Limit Orders</u>. Standing and limit orders (except standing and limit orders under approved Trading Plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result, the broker could execute a transaction when an Insider is in possession of Material Nonpublic Information. The Company therefore discourages placing standing or limit orders on Company Securities. If an Insider determines that they must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with the guidelines outlined below.

<u>Permitted Transactions</u>.

i. <u>Transactions Under Company Plans</u>. This Policy does not apply to transactions with the Company involving Company Securities, except as specifically noted.

    a. <u>Stock Options</u>. This Policy does not apply to the exercise of employee stock options (where no shares of stock are sold to fund the exercise), or when shares are withheld by the Company for the Company Person's payment of withholding taxes or the applicable exercise price upon exercise (if authorized by the Company). This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, any other market sale of stock for the purpose of generating the cash needed to pay the exercise price of an option or related withholding taxes, or any market sale of stock following exercise.

    b. <u>Restricted Stock and Restricted Stock Units</u>. This Policy does not apply to the vesting of restricted stock and restricted stock units under the Company's equity plans, or when related shares or units are withheld by the Company for the Company Person to pay withholding taxes upon vesting (if authorized by the Company). This Policy does apply, however, to any market sale of stock upon vesting.

    c. <u>Employee Stock Purchase and Savings Plan and Deferred Compensation Plans, if Adopted</u>. This Policy will not apply to purchases of Company Securities in, if adopted, a Company employee stock purchase plan, 401(k) plan, or deferred compensation plan or other similar employee benefit plans resulting from a Company Person's periodic contribution of money to the plan pursuant to his or her payroll deduction election. This Policy will apply, if adopted, however, to certain elections a Company Person may make under these plans, including: (a) an election to increase or decrease the percentage of his or her periodic contributions that will be allocated to his or her Company stock fund; (b) an election to switch an existing account balance into or out of a Company Person's Company stock fund; (c) an election to borrow money against a

Company Person's plan account if the loan will result in a liquidation of some or all of his or her Company stock fund; (d) an election to withdraw money from a Company Person's plan account if the withdrawal will result in a liquidation of some or all of his or her Company stock fund; and (e) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to a Company Person's Company stock fund.

d.   Dividend Reinvestment Plan, if Adopted. This Policy will not apply to purchases of Company Securities, if adopted, under the Company's (or a broker-sponsored) dividend reinvestment plan resulting from a Company Person's reinvestment of dividends paid on Company Securities. This Policy will apply, if adopted, however, to voluntary purchases of Company Securities resulting from additional contributions a Company Person chooses to make to the dividend reinvestment plan, and to a Company Person's election to participate in the plan or increase his or her level of participation in the plan. This Policy will also apply, if adopted, to a Company Person's sale of any Company Securities pursuant to the plan.

e.   Other Similar Transactions. Any other purchase of Company Securities from the Company or sales of Company Securities to the Company are not subject to this Policy.

f.   Gifts. Bona fide gifts of Company Securities to a family member, charitable organization, or any other person (including a transfer to a family trust) are not transactions subject to this Policy, unless the person making the gift has reason to believe that the recipient intends to sell the Company Securities while the person making the gift is aware of Material Nonpublic Information, or the person making the gift is subject to the trading restrictions specified below under the heading "Additional Procedures" and the sales by the recipient of the Company Securities occur during a Black Out Period (as defined below). However, whether a gift is a bona fide gift will depend on the circumstances surrounding each gift, including, but not limited to, the donor's relationship with the recipient and the nature of the tax benefit to the donor.

g.   Mutual Funds. Transactions in a mutual fund or other collective investment vehicle (e.g., hedge fund or exchange traded fund) that is invested in Company Securities and (1) is publicly traded and widely held, (2) is broad based and diversified, and (3) has investment discretion for fund investments exercised by an independent third party are not transactions subject to this Policy. Insiders should consult with the General Counsel or CEO if they have questions regarding whether a specific fund is considered "broad-based and diversified."

ADDITIONAL PROCEDURES. The Company has established additional procedures, applicable only to certain persons (as described below), in order to assist in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession of Material Nonpublic Information, and to avoid the appearance of any impropriety.

<u>Pre-Clearance Procedures</u>. Certain designated persons may not engage in any transaction in Company Securities, including gifts involving the transfer of Company Securities, without first obtaining pre-clearance of the transaction from the Company by contacting either the Chief Financial Officer or the General Counsel (the "***Pre-Clearance Procedures***").

The following persons (the "***Covered Persons***") are subject to the Company's Pre-Clearance Procedures:

- directors;

- executive officers;

- members of the Company's legal department;

- employees who are serving in executive management;

- all individuals reporting directly to the Company's Chief Financial Officer;

- employees who are involved in the preparation of financial statements as determined by the Company's Chief Financial Officer;

- employees with knowledge of consolidated financial performance forecasts as determined by the Company's Chief Financial Officer;

- designated Corporate Communications professionals;

- anyone who has access to, or is in possession of, material nonpublic information in connection with working for any of the foregoing persons, departments or offices;

- other persons designated by the Chief Executive Officer (the "***CEO***"), Chief Financial Officer or General Counsel; and

- Family Members and Controlled Entities of any persons described above.

A request for pre-clearance to trade in Company Securities should be submitted in writing to the General Counsel or CEO (or other designated attorneys) at least one business day in advance of the proposed transaction. When a request for pre-clearance is made, the requestor should confirm in the request that he or she (1) has reviewed this Policy and (2) is not aware of any Material Nonpublic Information about the Company.

The Company is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. If the General Counsel or CEO, as applicable, does not respond to a request for pre-clearance, the request will be deemed to have been denied. If a person seeks pre-clearance and permission to engage in the transaction is denied or not responded to, then he or she must refrain from initiating any transaction in Company Securities, and must not inform any other person of the restriction. If permission to engage in the transaction is granted, then the transaction must be initiated within five business days of receipt of pre-clearance, unless an exception is granted or the person becomes aware of Material Nonpublic Information before the trade is executed, in which case the preclearance is void and the trade must not be completed. If transactions are not effected within the time limit, pre-clearance must be requested and approved in writing again.

Quarterly Blackout Periods. Except with the prior written approval of the General Counsel, CFO or CEO, Covered Persons may not conduct any transactions involving Company Securities (other than as specified by this Policy) during certain *"Blackout Periods."* Quarterly Blackout Periods begin on the 22nd day of the last month of each fiscal quarter (September 22nd, December 22nd, March 22nd, and June 22nd) and end at the beginning of the third business day following the date of the public release of the Company's earnings results for that quarter. In other words, these persons may only conduct transactions in Company Securities during the "*Window Period*" beginning on the third business day following the public release of Company's quarterly earnings and ending on September 21st , December 21st , March 21st or June 21st (as applicable) of the next fiscal quarter. For example, if the quarterly earnings were released after trading commenced on a Monday, the Window Period would begin on Thursday, giving the marketplace at least two full business days, Tuesday and Wednesday, to fully absorb the earnings release (assuming all of such days are business days on which the Company's stock is trading).

Event-Specific Blackout Periods. From time to time, an event may occur or information may exist that is material to the Company and is known by only certain directors, officers and/or employees. So long as the event or information remains material and nonpublic, certain persons designated by the CEO, Chief Financial Officer or General Counsel may not engage in any transaction in Company Securities during such Event-Specific Blackout Period. In addition, the Company's financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the CEO, Chief Financial Officer or General Counsel, designated persons should refrain from trading in Company Securities even sooner than the typical Blackout Period described above. In either situation, the CEO, Chief Financial Officer or General Counsel may notify these persons that they must not engage in transactions in Company Securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a Blackout Period will not be announced to the Company as a whole, and must not be communicated to any other person. Exceptions will not be granted during an event-specific trading restriction period.

Exceptions. Blackout Periods do not apply to those transactions to which this Policy does not apply, as described above under the heading "Permitted Transactions." Further, the requirements for Pre-Clearance Procedures and Blackout Periods do not apply to transactions conducted pursuant to approved Trading Plans, as described below under the heading "Automatic Trading Plans."

<u>**AUTOMATIC TRADING PLANS**</u>.

Company Securities may be purchased or sold without regard to certain insider trading restrictions if such a transaction is made pursuant to a pre-arranged written trading plan designed in accordance with Rule 10b5-1(c) of the Exchange Act that is also an "automatic plan" as set forth in the Securities Act (British Columbia) ("***Trading Plan***"). To comply with this Policy, Trading Plans must be approved by the General Counsel or CEO.

In general, Trading Plans must be entered into at a time when (i) the person entering into the plan is not aware of Material Nonpublic Information and (ii) a Blackout Period is not in effect. Any Trading Plan must be submitted to the General Counsel or CEO for approval five business days prior to the entry into the Trading Plan. Subsequent modifications to any Trading Plan must also be pre-approved by the General Counsel or CEO. Once a Trading Plan is approved, no further pre-approval of transactions conducted pursuant to the Trading Plan is required.

<u>**SECTION 16 REPORTS AND** *NI 55-104*</u>. Certain Company Persons, including directors, officers designated as such for SEC reporting purposes by the Board and certain shareholders of the Company (collectively, "***Section 16 Reporting Persons***"), are required to file reports with the SEC that disclose such Company Person's trading and other transactions relating to Company Securities ("***Section 16 Reports***").

The CEO's office and the General Counsel's office will assist Section 16 Reporting Persons that are directors and officers in preparing and filing the required Section 16 Reports; however, such Section 16 Reporting Persons retain responsibility for the filing and accuracy of Section 16 Reports. To ensure compliance with all reporting requirements, such Section 16 Reporting Persons must, on the date of any trade, provide the CEO's office and the General Counsel's office with all information relating to the trade that is necessary to properly prepare a Form 4 or other Section 16 Report. Such Section 16 Reporting Persons must also execute a Form 4 or other Section 16 Report (either individually or through a duly authorized power of attorney) within a sufficient amount of time to allow the CEO's office and the General Counsel's office to electronically file the Form 4 via the SEC's Electronic Data Gathering, Analysis, and Retrieval system before the end of the second business day following the trade.

"Reporting Insiders" within the meaning of National Instrument 55-104 – *Insider Reporting Requirements and Exemptions* (including members of the Board, executive officers and significant shareholders) are required under applicable Canadian securities legislation to report their trades of Company Securities on the System for Electronic Disclosure by Insiders, commonly known as "SEDI" in Canada. These reports are required within five days of the trade. In addition, a Reporting Insider is required to file an insider trading report within 10 days after becoming a Reporting Insider, disclosing such person's beneficial ownership of, or control or direction over Company Securities.

<u>**POST-TERMINATION TRANSACTIONS**</u>. This Policy continues to apply to transactions in Company Securities even after termination of service to, or employment with, the Company. If an individual is in possession of Material Nonpublic Information when his or her service or employment terminates, that individual may not trade in Company Securities until that information has become public or is no longer material, as determined by the General Counsel or CEO. To facilitate the General Counsel's or CEO's determination, such an individual may not trade in

Company Securities without first obtaining pre-clearance of the transaction from the General Counsel or CEO, in accordance with the pre-clearance procedures set forth in "Additional Procedures —Pre-Clearance Procedures" above.

INDIVIDUAL RESPONSIBILITY. Insiders have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of Material Nonpublic Information. Each Company Person is individually responsible for making sure that he or she complies with this Policy, and that any of his or her Family Members or Controlled Entities also comply with this Policy. In all cases, the ultimate responsibility for determining whether an individual is in possession of Material Nonpublic Information rests with that individual, and any action on the part of Company, the General Counsel, CEO or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

VIOLATIONS.

Consequences of Violations. The purchase or sale of securities while aware of Material Nonpublic Information, or the disclosure of Material Nonpublic Information to others who then trade in Company Securities, is prohibited by U.S. federal and state laws and applicable Canadian laws. Insider trading violations are pursued vigorously by the SEC, the U.S. Department of Justice and state enforcement authorities. Punishment for insider trading violations is severe, and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on individuals who trade, or who tip inside information to others who trade, the U.S. federal securities laws also impose potential liability on companies and other "controlling persons" if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an individual's failure to comply with this Policy may subject the individual to discipline by Company, including dismissal for cause, whether or not the individual's failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person's reputation and irreparably damage a career.

Reporting of Violations. Any Insider who violates this Policy, any U.S. federal or state or applicable Canadian law governing insider trading, or knows of any such violation by any Insider, must report the violation immediately to the General Counsel and CEO.

Exhibit 21.1

List of Subsidiaries of NioCorp Developments Ltd. (the "Company")

Name	State/Province of Formation	Ownership
0896800 B.C. Ltd. ("0896800")	British Columbia	100%
Elk Creek Resources Corp.	Delaware	79.7%[1]
NioCorp Technologies Limited	United Kingdom	100%

(1) Represents 100% of Class A common stock owned by 0896800, and 4,282,116 Vested Shares and 3,391,596 Earnout Shares (each as defined below) held by third parties, and outstanding as of June 30, 2024.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-279429, 333-270542, 333-271268, 333-254511, 333-270541, and 333-271266 on Form S-1, No. 333-280176 on Form S-3 and No. 333-222313 on Form S-8 of our report dated September 20, 2024, relating to the financial statements of NioCorp Developments Ltd. appearing in this Annual Report on Form 10-K for the year ended June 30, 2024.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado

September 20, 2024

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-1 (No. 333-279429, 333-270542, 333-271268, 333-254511, 333-270541, and 333-271266), Form S-3 (No. 333-280176) and Form S-8 (No. 333-222313) of NioCorp Developments Ltd. (the Company) of our report dated October 6, 2023, relating to the consolidated financial statements, which appears in this Annual Report on Form 10-K. Our report contains an explanatory paragraph regarding the Company's ability to continue as a going concern.

/s/ BDO USA, P.C.
Spokane, WA

September 20, 2024

Exhibit 23.3



CONSENT OF QUALIFIED PERSON

Dahrouge Geological Consulting USA Ltd. hereby consents to the public filing of Sections 1.1 to 1.5, 1.9 to 1.11, 2 to 6, 7.1 to 7.2, 8, 9.2, 9.3, 16, 18 to 21, 22.1, 22.3, 22.9 to 22.12, 23.1.1, and 23.1.9 (the "Covered Sections") of the Technical Report Summary titled "Technical Report Summary, Elk Creek Project, Nebraska" with an Effective Date of June 30, 2022 (the "Technical Report Summary") as an exhibit to the Annual Report on Form 10-K for the fiscal year ended June 30, 2024 (the "Form 10-K") of NioCorp Developments Ltd. (the "Company").

Dahrouge Geological Consulting USA Ltd. also consents to the incorporation by reference of the Covered Sections in the Company's Registration Statement on Form S-1 (Registration Nos. 333-279429, 333-270542, 333-271268, 333-254511, 333-270541 and 333-271266), Registration Statement on Form S-3 (Registration No. 333-280176) and Registration Statement on Form S-8 (Registration No. 333-222313) (collectively, the "Registration Statements").

Dahrouge Geological Consulting USA Ltd. also consents to the use of and references to our name, including our status as an expert or "qualified person" (as defined in Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission), in connection with the Form 10-K, the Registration Statements and the Technical Report Summary.

Dahrouge Geological Consulting USA Ltd. also consents to any extracts from or a summary of the Covered Sections in the Form 10-K and incorporated by reference in the Registration Statements (the "Disclosure").

Dahrouge Geological Consulting USA Ltd. certifies that we have read the Disclosure being filed by the Company and that it fairly and accurately represents the information in the Covered Sections.

Signed and dated this 20th day of September 2024 at Centennial, Colorado.

/s/ Trevor Mills
_____
Trevor Mills, P.G., SME-RM
Principal Geologist / US Operations Manager
Dahrouge Geological Consulting USA Ltd.

Exhibit 23.4



<center>**CONSENT OF QUALIFIED PERSON**</center>

Understood Mineral Resources Ltd. hereby consents to the public filing of Sections 1.6, 9.1, 11 and 22.2 (the "Covered Sections") of the Technical Report Summary titled "Technical Report Summary, Elk Creek Project, Nebraska" with an Effective Date of June 30, 2022 (the "Technical Report Summary") as an exhibit to the Annual Report on Form 10-K for the fiscal year ended June 30, 2024 (the "Form 10-K") of NioCorp Developments Ltd. (the "Company").

Understood Mineral Resources Ltd. also consents to the incorporation by reference of the Covered Sections in the Company's Registration Statement on Form S-1 (Registration Nos. 333-279429, 333-270542, 333-271268, 333-254511, 333-270541 and 333-271266), Registration Statement on Form S-3 (Registration No. 333-280176) and Registration Statement on Form S-8 (Registration No. 333-222313) (collectively, the "Registration Statements").

Understood Mineral Resources Ltd. also consents to the use of and references to our name, including our status as an expert or "qualified person" (as defined in Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission), in connection with the Form 10-K, the Registration Statements and the Technical Report Summary.

Understood Mineral Resources Ltd. also consents to any extracts from or a summary of the Covered Sections in the Form 10-K and incorporated by reference in the Registration Statements (the "Disclosure").

Understood Mineral Resources Ltd. certifies that we have read the Disclosure being filed by the Company and that it fairly and accurately represents the information in the Covered Sections.

Signed and dated this 20th day of September, 2024 at 22 Middleton Crescent, Saskatoon, Saskatchewan, Canada.

/s/ Matt Batty
Matt Batty, P.Geo
Owner and Geostatistican
Understood Mineral Resources Ltd.

Exhibit 23.5



CONSENT OF QUALIFIED PERSON

Optimize Group Inc. hereby consents to the public filing of Sections 1.7, 12, 13.3 to 13.5, 15.7, 22.5 and 23.1.4 (the "Covered Sections") of the Technical Report Summary titled "Technical Report Summary, Elk Creek Project, Nebraska" with an Effective Date of June 30, 2022 (the "Technical Report Summary") as an exhibit to the Annual Report on Form 10-K for the fiscal year ended June 30, 2024 (the "Form 10-K") of NioCorp Developments Ltd. (the "Company").

Optimize Group Inc. also consents to the incorporation by reference of the Covered Sections in the Company's Registration Statement on Form S-1 (Registration Nos. 333-279429, 333-270542, 333-271268, 333-254511, 333-270541 and 333-271266), Registration Statement on Form S-3 (Registration No. 333-280176) and Registration Statement on Form S-8 (Registration No. 333-222313) (collectively, the "Registration Statements").

Optimize Group Inc. also consents to the use of and references to our name, including our status as an expert or "qualified person" (as defined in Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission), in connection with the Form 10-K, the Registration Statements and the Technical Report Summary.

Optimize Group Inc. also consents to any extracts from or a summary of the Covered Sections in the Form 10-K and incorporated by reference in the Registration Statements (the "Disclosure").

Optimize Group Inc. certifies that we have read the Disclosure being filed by the Company and that it fairly and accurately represents the information in the Covered Sections.

Signed and dated this 20th day of September, 2024 at Toronto, Ontario, Canada.

/s/ Gavin Clow
_____
Gavin Clow, P.Eng.
Mining Manager - Canada
Optimize Group Inc.

Exhibit 23.6



CONSENT OF QUALIFIED PERSON

Tetra Tech hereby consents to the public filing of Sections 14.5, 15.1.1, 15.1.2, 15.2 to 15.4, 22.7 and 23.1.6 (the "Covered Sections") of the Technical Report Summary titled "Technical Report Summary, Elk Creek Project, Nebraska" with an Effective Date of June 30, 2022 (the "Technical Report Summary") as an exhibit to the Annual Report on Form 10-K for the fiscal year ended June 30, 2024 (the "Form 10-K") of NioCorp Developments Ltd. (the "Company").

Tetra Tech also consents to the incorporation by reference of the Covered Sections in the Company's Registration Statement on Form S-1 (Registration Nos. 333-279429, 333-270542, 333-271268, 333-254511, 333-270541 and 333-271266), Registration Statement on Form S-3 (Registration No. 333-280176) and Registration Statement on Form S-8 (Registration No. 333-222313) (collectively, the "Registration Statements").

Tetra Tech also consents to the use of and references to our name, including our status as an expert or "qualified person" (as defined in Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission), in connection with the Form 10-K, the Registration Statements and the Technical Report Summary.

Tetra Tech also consents to any extracts from or a summary of the Covered Sections in the Form 10-K and incorporated by reference in the Registration Statements (the "Disclosure").

Tetra Tech certifies that we have read the Disclosure being filed by the Company and that it fairly and accurately represents the information in the Covered Sections.

Signed and dated this 20th day of September, 2024 at Salt Lake City, Utah.

/s/ David R. Winters
David R. Winters, SE, PE
Project Manager and Senior Principal Engineer
Tetra Tech

Exhibit 23.7



CONSENT OF QUALIFIED PERSON

Adrian Brown Consultants Inc. hereby consents to the public filing of Sections 7.4.1, 7.4.2 and 13.2 (the "Covered Sections") of the Technical Report Summary titled "Technical Report Summary, Elk Creek Project, Nebraska" with an Effective Date of June 30, 2022 (the "Technical Report Summary") as an exhibit to the Annual Report on Form 10-K for the fiscal year ended June 30, 2024 (the "Form 10-K") of NioCorp Developments Ltd. (the "Company").

Adrian Brown Consultants Inc. also consents to the incorporation by reference of the Covered Sections in the Company's Registration Statement on Form S-1 (Registration Nos. 333-279429, 333-270542, 333-271268, 333-254511, 333-270541 and 333-271266), Registration Statement on Form S-3 (Registration No. 333-280176) and Registration Statement on Form S-8 (Registration No. 333-222313) (collectively, the "Registration Statements").

Adrian Brown Consultants Inc. also consents to the use of and references to our name, including our status as an expert or "qualified person" (as defined in Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission), in connection with the Form 10-K, the Registration Statements and the Technical Report Summary.

Adrian Brown Consultants Inc. also consents to any extracts from or a summary of the Covered Sections in the Form 10-K and incorporated by reference in the Registration Statements (the "Disclosure").

Adrian Brown Consultants Inc. certifies that we have read the Disclosure being filed by the Company and that it fairly and accurately represents the information in the Covered Sections.

Signed and dated this 20th day of September 2024 at Denver, Colorado, USA.

/s/ Adrian Brown
_____
Adrian Brown, P.E.
Principal Engineer
Adrian Brown Consultants Inc.



Exhibit 23.8



CONSENT OF QUALIFIED PERSON

Magemi Mining Inc. hereby consents to the public filing of Sections 10.1, 14.1.1, 14.2.1, 14.3.1, and 14.4.1 (the "Covered Sections") of the Technical Report Summary titled "Technical Report Summary, Elk Creek Project, Nebraska" with an Effective Date of June 30, 2022 (the "Technical Report Summary") as an exhibit to the Annual Report on Form 10-K for the fiscal year ended June 30, 2024 (the "Form 10-K") of NioCorp Developments Ltd. (the "Company").

Magemi Mining Inc. also consents to the incorporation by reference of the Covered Sections in the Company's Registration Statement on Form S-1 (Registration Nos. 333-279429, 333-270542, 333-271268, 333-254511, 333-270541 and 333-271266), Registration Statement on Form S-3 (Registration No. 333-280176) and Registration Statement on Form S-8 (Registration No. 333-222313) (collectively, the "Registration Statements").

Magemi Mining Inc. also consents to the use of and references to our name, including our status as an expert or "qualified person" (as defined in Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission), in connection with the Form 10-K, the Registration Statements and the Technical Report Summary.

Magemi Mining Inc. also consents to any extracts from or a summary of the Covered Sections in the Form 10-K and incorporated by reference in the Registration Statements (the "Disclosure").

Magemi Mining Inc. certifies that we have read the Disclosure being filed by the Company and that it fairly and accurately represents the information in the Covered Sections.

Signed and dated this 20th day of September 2024 at North York, Ontario, Canada.

/s/ Georgi Doundarov

Georgi Doundarov, M.SC, P.Eng., PMP, CCP
CEO
Magemi Mining Inc.

Exhibit 23.9



CONSENT OF QUALIFIED PERSON

 L3 Process Development hereby consents to the public filing of Sections 10.2, 10.2.1 to 10.2.3, 14.1.2, 14.1.4, 14.2.2, 14.2.4, 14.3.2, 14.3.4, 14.4.2, 14.4.4, 22.4, 22.6, 23.1.2, and 23.1.5 (the "Covered Sections") of the Technical Report Summary titled "Technical Report Summary, Elk Creek Project, Nebraska" with an Effective Date of June 30, 2022 (the "Technical Report Summary") as an exhibit to the Annual Report on Form 10-K for the fiscal year ended June 30, 2024 (the "Form 10-K") of NioCorp Developments Ltd. (the "Company").

 L3 Process Development also consents to the incorporation by reference of the Covered Sections in the Company's Registration Statement on Form S-1 (Registration Nos. 333-279429, 333-270542, 333-271268, 333-254511, 333-270541 and 333-271266), Registration Statement on Form S-3 (Registration No. 333-280176) and Registration Statement on Form S-8 (Registration No. 333-222313) (collectively, the "Registration Statements").

 L3 Process Development also consents to the use of and references to our name, including our status as an expert or "qualified person" (as defined in Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission), in connection with the Form 10-K, the Registration Statements and the Technical Report Summary.

 L3 Process Development also consents to any extracts from or a summary of the Covered Sections in the Form 10-K and incorporated by reference in the Registration Statements (the "Disclosure").

 L3 Process Development certifies that we have read the Disclosure being filed by the Company and that it fairly and accurately represents the information in the Covered Sections.

 Signed and dated this 20th day of September 2024 at Salt Lake City.


/s/ Eric Larochelle
_____
Eric Larochelle Ing.
Co-Owner - CEO
L3 Process Development


Exhibit 23.10



CONSENT OF QUALIFIED PERSON

     Olsson hereby consents to the public filing of Sections 1.8, 17, 22.8 and 23.1.7 (the "Covered Sections") of the Technical Report Summary titled "Technical Report Summary, Elk Creek Project, Nebraska" with an Effective Date of June 30, 2022 (the "Technical Report Summary") as an exhibit to the Annual Report on Form 10-K for the fiscal year ended June 30, 2024 (the "Form 10-K") of NioCorp Developments Ltd. (the "Company").

     Olsson also consents to the incorporation by reference of the Covered Sections in the Company's Registration Statement on Form S-1 (Registration Nos. 333-279429, 333-270542, 333-271268, 333-254511, 333-270541 and 333-271266), Registration Statement on Form S-3 (Registration No. 333-280176) and Registration Statement on Form S-8 (Registration No. 333-222313) (collectively, the "Registration Statements").

     Olsson also consents to the use of and references to our name, including our status as an expert or "qualified person" (as defined in Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission), in connection with the Form 10-K, the Registration Statements and the Technical Report Summary.

     Olsson also consents to any extracts from or a summary of the Covered Sections in the Form 10-K and incorporated by reference in the Registration Statements (the "Disclosure").

     Olsson certifies that we have read the Disclosure being filed by the Company and that it fairly and accurately represents the information in the Covered Sections.

     Signed and dated this 20th day of September, 2024 at Omaha, Nebraska.


/s/ Brian Osborn
_____
Brian Osborn
Vice President
Olsson


Exhibit 23.11



CONSENT OF QUALIFIED PERSON

A2GC hereby consents to the public filing of Sections 7.3, 13.1 and 23.1.3 (the "Covered Sections") of the Technical Report Summary titled "Technical Report Summary, Elk Creek Project, Nebraska" with an Effective Date of June 30, 2022 (the "Technical Report Summary") as an exhibit to the Annual Report on Form 10-K for the fiscal year ended June 30, 2024 (the "Form 10-K") of NioCorp Developments Ltd. (the "Company").

A2GC also consents to the incorporation by reference of the Covered Sections in the Company's Registration Statements on Form S-1 (Registration Nos. 333-279429, 333-270542, 333-271268, 333-254511, 333-270541 and 333-271266), Registration Statement on Form S-3 (Registration No. 333-280176) and Registration Statement on Form S-8 (Registration No. 333-222313) (collectively, the "Registration Statements").

A2GC also consents to the use of and references to our name, including our status as an expert or "qualified person" (as defined in Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission), in connection with the Form 10-K, the Registration Statements and the Technical Report Summary.

A2GC also consents to any extracts from or a summary of the Covered Sections in the Form 10-K and incorporated by reference in the Registration Statements (the "Disclosure").

A2GC certifies that we have read the Disclosure being filed by the Company and that it fairly and accurately represents the information in the Covered Sections.

Signed and dated this 20th day of September 2024 in Montreal, Quebec, Canada.

/s/ Patrick Andrieux
_____
Patrick Andrieux, Ph.D., P.Eng., Eng.
Principal Engineer
A2GC

Exhibit 23.12



CONSENT OF QUALIFIED PERSON

Metallurgy Concept Solutions LLC hereby consents to the public filing of Sections 10.3, 14.1.3, 14.2.3, 14.3.3, and 14.4.3 (the "Covered Sections") of the Technical Report Summary titled "Technical Report Summary, Elk Creek Project, Nebraska" with an Effective Date of June 30, 2022 (the "Technical Report Summary") as an exhibit to the Annual Report on Form 10-K for the fiscal year ended June 30, 2024 (the "Form 10-K") of NioCorp Developments Ltd. (the "Company").

Metallurgy Concept Solutions LLC also consents to the incorporation by reference of the Covered Sections in the Company's Registration Statement on Form S-1 (Registration Nos. 333-279429, 333-270542, 333-271268, 333-254511, 333-270541 and 333-271266), Registration Statement on Form S-3 (Registration No. 333-280176) and Registration Statement on Form S-8 (Registration No. 333-222313) (collectively, the "Registration Statements").

Metallurgy Concept Solutions LLC also consents to the use of and references to our name, including our status as an expert or "qualified person" (as defined in Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission), in connection with the Form 10-K, the Registration Statements and the Technical Report Summary.

Metallurgy Concept Solutions LLC also consents to any extracts from or a summary of the Covered Sections in the Form 10-K and incorporated by reference in the Registration Statements (the "Disclosure").

Metallurgy Concept Solutions LLC certifies that we have read the Disclosure being filed by the Company and that it fairly and accurately represents the information in the Covered Sections.

Signed and dated this 20th day of September, 2024 at 50 St-Louis #103, Valleyfield, QC, Canada J6T 1M6.

/s/ Sylvain Harton
_____
Sylvain Harton, P. Eng.
Senior Metallurgist Engineer
Metallurgy Concept Solutions LLC

Exhibit 23.13



CONSENT OF QUALIFIED PERSON

I, Scott Honan, M.Sc., SME-RM, consent to the public filing of Sections 13.7.5, 13.7.6, 13.7.7, 13.7.8, 13.7.15, 15.5, 15.6 and 22.7.1 (the "Covered Sections") of the Technical Report Summary titled "Technical Report Summary, Elk Creek Project, Nebraska" with an Effective Date of June 30, 2022 (the "Technical Report Summary") as an exhibit to the Annual Report on Form 10-K for the fiscal year ended June 30, 2024 (the "Form 10-K") of NioCorp Developments Ltd. (the "Company").

I also consent to the incorporation by reference of the Covered Sections in the Company's Registration Statement on Form S-1 (Registration Nos. 333-279429, 333-270542, 333-271268, 333-254511, 333-270541 and 333-271266), Registration Statement on Form S-3 (Registration No. 333-280176) and Registration Statement on Form S-8 (Registration No. 333-222313) (collectively, the "Registration Statements").

I also consent to the use of and references to my name, including my status as an expert or "qualified person" (as defined in Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission), in connection with the Form 10-K, the Registration Statements and the Technical Report Summary.

I also consent to any extracts from or a summary of the Covered Sections in the Form 10-K and incorporated by reference in the Registration Statements (the "Disclosure").

I certify that I have read the Disclosure being filed by the Company and that it fairly and accurately represents the information in the Covered Sections.

Signed and dated this 20th day of September 2024 at Centennial, Colorado, USA.

/s/ Scott Honan
Scott Honan, M.Sc., SME-RM
Chief Operating Officer
NioCorp Developments Ltd.

Exhibit 23.14



CONSENT OF QUALIFIED PERSON

Cementation hereby consents to the public filing of Sections 13.7.1, 13.7.2, 13.7.3, 13.7.4, 13.7.12, 13.7.9, 13.7.10, 13.7.11, 13.7.13, 13.7.14, 15.1.3, 15.1.4 and 23.1.8 (the "Covered Sections") of the Technical Report Summary titled "Technical Report Summary, Elk Creek Project, Nebraska" with an Effective Date of June 30, 2022 (the "Technical Report Summary") as an exhibit to the Annual Report on Form 10-K for the fiscal year ended June 30, 2024 (the "Form 10-K") of NioCorp Developments Ltd. (the "Company").

Cementation also consents to the incorporation by reference of the Covered Sections in the Company's Registration Statements on Form S-1 (Registration Nos. 333-279429, 333-270542, 333-271268, 333-254511, 333-270541 and 333-271266), Registration Statement on Form S-3 (Registration No. 333-280176) and Registration Statement on Form S-8 (Registration No. 333-222313) (collectively, the "Registration Statements").

Cementation also consents to the use of and references to our name, including our status as an expert or "qualified person" (as defined in Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission), in connection with the Form 10-K, the Registration Statements and the Technical Report Summary.

Cementation also consents to any extracts from or a summary of the Covered Sections in the Form 10-K and incorporated by reference in the Registration Statements (the "Disclosure").

Cementation certifies that we have read the Disclosure being filed by the Company and that it fairly and accurately represents the information in the Covered Sections.

Signed and dated this 20th day of September, 2024 at Salt Lake City, Utah.

/s/ Everett Bird
_____
Everett Bird, PE
Engineering Manager
Cementation

Exhibit 23.15



CONSENT OF QUALIFIED PERSON

I, Mahmood Khwaja, P.E., consent to the public filing of Section 15.8 (the "Covered Section") of the Technical Report Summary titled "Technical Report Summary, Elk Creek Project, Nebraska" with an Effective Date of June 30, 2022 (the "Technical Report Summary") as an exhibit to the Annual Report on Form 10-K for the fiscal year ended June 30, 2024 (the "Form 10-K") of NioCorp Developments Ltd. (the "Company").

I also consent to the incorporation by reference of the Covered Section in the Company's Registration Statement on Form S-1 (Registration Nos. 333-279429, 333-270542, 333-271268, 333-254511, 333-270541 and 333-271266), Registration Statement on Form S-3 (Registration No. 333-280176) and Registration Statement on Form S-8 (Registration No. 333-222313) (collectively, the "Registration Statements").

I also consent to the use of and references to my name, including my status as an expert or "qualified person" (as defined in Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission), in connection with the Form 10-K, the Registration Statements and the Technical Report Summary.

I also consent to any extracts from or a summary of the Covered Section in the Form 10-K and incorporated by reference in the Registration Statements (the "Disclosure").

I certify that I have read the Disclosure being filed by the Company and that it fairly and accurately represents the information in the Covered Section.

Signed and dated this 20th day of September 2024 at Boston, Massachusetts, USA.

/s/ Mahmood Khwaja
_____
Mahmood Khwaja, PE
Vice President / Senior Geotechnical Engineer
Technical Services Unit │ ISG
CDM Smith



Exhibit 23.16



CONSENT OF QUALIFIED PERSON

I, Wynand Marx, M.Eng., consent to the public filing of Section 13.6 (the "Covered Section") of the Technical Report Summary titled "Technical Report Summary, Elk Creek Project, Nebraska" with an Effective Date of June 30, 2022 (the "Technical Report Summary") as an exhibit to the Annual Report on Form 10-K for the fiscal year ended June 30, 2024 (the "Form 10-K") of NioCorp Developments Ltd. (the "Company").

I also consent to the incorporation by reference of the Covered Section in the Company's Registration Statement on Form S-1 (Registration Nos. 333-279429, 333-270542, 333-271268, 333-254511, 333-270541 and 333-271266), Registration Statement on Form S-3 (Registration No. 333-280176) and Registration Statement on Form S-8 (Registration No. 333-222313) (collectively, the "Registration Statements").

I also consent to the use of and references to my name, including my status as an expert or "qualified person" (as defined in Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission), in connection with the Form 10-K, the Registration Statements and the Technical Report Summary.

I also consent to any extracts from or a summary of the Covered Section in the Form 10-K and incorporated by reference in the Registration Statements (the "Disclosure").

I certify that I have read the Disclosure being filed by the Company and that it fairly and accurately represents the information in the Covered Section.

Signed and dated this 20th day of September 2024 at Johannesburg, South Africa.

/s/ Wynand Marx
Wynand Marx, M.Eng.
Chief Operating Officer
BBE Consulting

EXHIBIT 31.1

CERTIFICATION

I, Mark A. Smith, certify that:

1. I have reviewed this Annual Report on Form 10-K of NioCorp Developments Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 20, 2024

By: /s/ Mark A. Smith
Mark A. Smith
Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, Neal Shah, certify that:

1. I have reviewed this Annual Report on Form 10-K of NioCorp Developments Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 20, 2024

By: /s/ Neal Shah
Neal Shah
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of NioCorp Developments Ltd. (the "Company"), for the year ended June 30, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mark Smith, Chief Executive Officer of the Company, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 20, 2024

By: /s/ Mark A. Smith
Mark A. Smith
Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of NioCorp Developments Ltd. (the "Company"), for the year ended June 30, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Neal Shah, Chief Financial Officer of the Company, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 20, 2024

By: /s/ Neal Shah
Neal Shah
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 97.1

NIOCORP DEVELOPMENTS LTD.

Compensation Clawback Policy
Effective November 9, 2023

Purpose

As required pursuant to the listing standards of the Nasdaq Stock Market LLC (the "***Stock Exchange***"), Section 10D of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), and Rule 10D-1 under the Exchange Act, the Board of Directors (the "***Board***") of NioCorp Developments Ltd. (the "***Company***") has adopted this Compensation Clawback Policy (the "***Policy***") to empower the Company to recover Covered Compensation (as defined below) erroneously awarded to a Covered Officer (as defined below) in the event of an Accounting Restatement (as defined below).

Notwithstanding anything in this Policy to the contrary, at all times, this Policy remains subject to interpretation and operation in accordance with the final rules and regulations promulgated by the U.S. Securities and Exchange Commission (the "***SEC***"), the final listing standards adopted by the Stock Exchange, and any applicable SEC or Stock Exchange guidance or interpretations issued from time to time regarding such Covered Compensation recovery requirements (collectively, the "***Final Guidance***"). Questions regarding this Policy should be directed to the Company's Chief Financial Officer.

Policy Statement

Unless a Clawback Exception (as defined below) applies, the Company will recover reasonably promptly from each Covered Officer the Covered Compensation Received (as defined below) by such Covered Officer in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (each, an "***Accounting Restatement***"). If a Clawback Exception applies with respect to a Covered Officer, the Company may forgo such recovery under this Policy from such Covered Officer.

Covered Officers

For purposes of this Policy, "***Covered Officer***" is defined as any current or former "Section 16 officer" of the Company within the meaning of Rule 16a-1(f) under the Exchange Act, as determined by the Board. Covered Officers include, at a minimum, "executive officers" as defined in Rule 3b-7 under the Exchange Act and identified under Item 401(b) of Regulation S-K.

1

Covered Compensation

For purposes of this Policy:

- "***Covered Compensation***" is defined as the amount of Incentive-Based Compensation (as defined below) Received during the applicable Recovery Period (as defined below) that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received during such Recovery Period had it been determined based on the relevant restated amounts, and computed without regard to any taxes paid.

  Incentive-Based Compensation Received by a Covered Officer will only qualify as Covered Compensation if: (i) it is Received on or after October 2, 2023; (ii) it is Received after such Covered Officer begins service as a Covered Officer; (iii) such Covered Officer served as a Covered Officer at any time during the performance period for such Incentive-Based Compensation; and (iv) it is Received while the Company has a class of securities listed on a national securities exchange or a national securities association.

  For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded Covered Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount of such Incentive-Based Compensation that is deemed to be Covered Compensation will be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received, and the Company will maintain and provide to the Stock Exchange documentation of the determination of such reasonable estimate.

- "***Incentive-Based Compensation***" is defined as any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure (as defined below). For purposes of clarity, Incentive-Based Compensation includes compensation that is in any plan, other than tax-qualified retirement plans, including long term disability, life insurance, and supplemental executive retirement plans, and any other compensation that is based on such Incentive-Based Compensation, such as earnings accrued on notional amounts of Incentive-Based Compensation contributed to such plans.

- "***Financial Reporting Measure***" is defined as a measure that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures.

- Incentive-Based Compensation is deemed "***Received***" in the Company's fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based

Compensation occurs after the end of that period.

Recovery Period

For purposes of this Policy, the applicable "***Recovery Period***" is defined as the three completed fiscal years immediately preceding the Trigger Date (as defined below) and, if applicable, any transition period resulting from a change in the Company's fiscal year within or immediately following those three completed fiscal years (provided, however, that if a transition period between the last day of the Company's previous fiscal year end and the first day of its new fiscal year comprises a period of nine to 12 months, such period would be deemed to be a completed fiscal year).

For purposes of this Policy, the "***Trigger Date***" as of which the Company is required to prepare an Accounting Restatement is the earlier to occur of: (i) the date that the Board, or officers authorized to take action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare the Accounting Restatement or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare the Accounting Restatement.

Clawback Exceptions

The Company is required to recover all Covered Compensation Received by a Covered Officer in the event of an Accounting Restatement unless (i) one of the following conditions are met and (ii) the Committee has made a determination that recovery would be impracticable in accordance with Rule 10D-1 under the Exchange Act (under such circumstances, a "***Clawback Exception***" applies):

- the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered (and the Company has already made a reasonable attempt to recover such erroneously awarded Covered Compensation from such Covered Officer, has documented such reasonable attempt(s) to recover, and has provided such documentation to the Stock Exchange);

- recovery would violate home country law that was adopted prior to November 28, 2022 (and the Company has already obtained an opinion of home country counsel, acceptable to the Stock Exchange, that recovery would result in such a violation, and provided such opinion to the Stock Exchange); or

- recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder. For purposes of clarity, this Clawback Exception only applies to tax-qualified retirement plans and does not apply to other plans, including long term disability, life insurance, and supplemental executive

3

retirement plans, or any other compensation that is based on Incentive-Based Compensation in such plans, such as earnings accrued on notional amounts of Incentive-Based Compensation contributed to such plans.

Prohibitions

The Company is prohibited from paying or reimbursing the cost of insurance for, or indemnifying, any Covered Officer against the loss of erroneously awarded Covered Compensation.

Administration and Interpretation

The Board will administer this Policy in accordance with the Final Guidance, and will have full and exclusive authority and discretion to supplement, amend, repeal, interpret, terminate, construe, modify, replace and/or enforce (in whole or in part) this Policy, including the authority to correct any defect, supply any omission or reconcile any ambiguity, inconsistency or conflict in the Policy, subject to the Final Guidance. The Board will review the Policy from time to time and will have full and exclusive authority to take any action it deems appropriate.

The Board will have the authority to offset any compensation or benefit amounts that become due to the applicable Covered Officers to the extent permissible under Section 409A of the Internal Revenue Code of 1986, as amended, and as it deems necessary or desirable to recover any Covered Compensation.

Each Covered Officer, upon being so designated or assuming such position, is required to execute and deliver to the Company's Chief Financial Officer an acknowledgment of and consent to this Policy, in a form reasonably acceptable to and provided by the Company from time to time, (i) acknowledging and consenting to be bound by the terms of this Policy, (ii) agreeing to fully cooperate with the Company in connection with any of such Covered Officer's obligations to the Company pursuant to this Policy, and (iii) agreeing that the Company may enforce its rights under this Policy through any and all reasonable means permitted under applicable law as it deems necessary or desirable under this Policy.

Disclosure

This Policy, and any recovery of Covered Compensation by the Company pursuant to this Policy that is required to be disclosed in the Company's filings with the SEC, will be disclosed as required by the Securities Act of 1933, as amended, the Exchange Act, and related rules and regulations, including the Final Guidance.

NIOCORP DEVELOPMENTS LTD.

Compensation Clawback Policy Acknowledgment and Consent

The undersigned hereby acknowledges that he or she has received and reviewed a copy of the Compensation Clawback Policy (the "***Policy***") of NioCorp Developments Ltd. (the "***Company***"), effective as of November 9, 2023, as adopted by the Company's Board of Directors.

Pursuant to such Policy, the undersigned hereby:

- acknowledges that he or she has been designated as (or assumed the position of) a "Covered Officer" as defined in the Policy;

- acknowledges and consents to the Policy;

- acknowledges and consents to be bound by the terms of the Policy;

- agrees to fully cooperate with the Company in connection with any of the undersigned's obligations to the Company pursuant to the Policy; and

- agrees that the Company may enforce its rights under the Policy through any and all reasonable means permitted under applicable law as the Company deems necessary or desirable under the Policy.


ACKNOWLEDGED AND AGREED:

_____
Name

_____
Date

[Compensation Clawback Policy Acknowledgment and Consent]
